





Vision in Action

AIMCO CORPORATE
CITIZENSHIP REPORT 2012


Aimco
Cares

From the CEO



Our vision at Aimco is to be the best owner and operator of apartment communities, inspired by a talented team committed to exceptional customer service, and with strong financial performance and outstanding corporate citizenship.

We work hard to achieve these goals and made significant progress on all fronts in 2012, investing in communities by launching redevelopments in key markets, enhancing our resident services, garnering strong financial results, and forging new community partnerships, all made possible by the collaborative efforts of an outstanding team.

First and foremost, Aimco's business is to provide quality apartment homes to individuals and families. We take pride in our work and find it rewarding and meaningful. We are glad of the opportunity to have a positive impact on both our residents and the broader community.

During 2012, Aimco made significant investments in redevelopment projects and property upgrades that improved our properties while we also made acquisitions in key target markets that enhanced our portfolio.

As a responsible steward of the real estate entrusted to our keeping, Aimco works in close partnership with community leaders and elected officials to meet housing needs, create jobs, and stimulate economic development. From Los Angeles to Philadelphia, Aimco builds relationships with stakeholders at the local, state and federal levels of government to address important issues facing our communities and our industry. Our Aimco Cares volunteer program addresses local needs and its hundreds of community service projects have helped us meet our objective to improve the quality of life for our residents and make better the communities in which we live and work.

Each day, Aimco team members make smart decisions for our business and our residents. Their dedication, professionalism and passion are exemplary. The Aimco team works collegially and with mutual respect, in a spirit of collaboration that fosters high performance and excellent customer service. This past year was its best yet.

With a focus on resident satisfaction, our team continues to identify ways to make it easier to do business with Aimco. Using technology to the resident's advantage, we have introduced a series of self-service, online options so that routine transactions and requests can be completed at a time and place convenient for our customer. This approach enables team members to give more personal attention to residents and their unique needs.

To measure our effectiveness, Aimco conducts an extensive number of resident surveys and receives regular feedback on whether we are meeting the high standards we have set for ourselves.

The Aimco Board of Directors sets an example of strong corporate governance, ethics, and integrity. Each director is an experienced professional; each is also an admirable person and a solid contributor. It is my pleasure and privilege to work with them in overseeing the Aimco business.

It is particularly gratifying that our hard work was recognized and rewarded during 2012. Our Board increased the shareholder dividend rate twice, and Aimco shareholders enjoyed the highest total shareholder return of any of our apartment REIT peers.

As you read through this year's report, I hope you will share my enthusiasm for all that Aimco is doing to put our vision into action.

Terry

TERRY CONSIDINE
Chairman and CEO
Apartment Investment and
Management Company

Our vision...

THE YACHT CLUB
AT BRICKELL

...to be the best owner and operator...


The Flamingo Bay Walk in Miami Beach has undergone major renovations, including a new Caribbean resort-style pool area to improve residents' outdoor living experience, and new access to the adjacent, public Bay Walk, an effort championed by City officials.


LA Mayor Antonio Villaraigosa and City Council Member Bill Rosendahl joined Aimco team members at the groundbreaking ceremony for the transformation of Lincoln Place, a project that will bring hundreds of jobs to Venice, California.


$100,000,000
Invested in Redevelopment in 2012.



Enhancements to Palazzo at Park La Brea, a signature Aimco property, included high-end interior upgrades to the property's penthouse designs as well as the creation of an exclusive rooftop living space.

With its vision to be the best owner and operator, Aimco invests in communities across the country, providing much needed housing, revitalizing neighborhoods and stimulating economic development. By renovating existing properties, acquiring established apartment communities in excellent locations, and pursuing historic preservation opportunities, Aimco uses resources wisely and minimizes the impact on local infrastructure and services.

A ROBUST YEAR FOR REDEVELOPMENT

2012 was a dynamic year for Aimco's redevelopment program, with projects underway across the country. In Los Angeles, City officials, the Department of Housing and Urban Development, and labor and business leaders joined Aimco representatives to break ground on the $140 million redevelopment of Lincoln Place Apartment Homes in Venice, California. Listed on the national and state registers of historic places, the property will retain its mid-20th century architectural significance while offering residents new amenities in modern apartment homes, and serving as a model for conservation—reducing energy and water usage by more than 30 percent.

In the Town of Corte Madera, California, Aimco launched the redevelopment of The Preserve at Marin, with the strong support of town leaders and area businesses. The renovation encompasses seven buildings, the construction of a 1,500 square foot clubhouse, and extensive landscaping to take full advantage of the property's spectacular views of Mount Tamalpais and the San Francisco Bay. The project will bring 126 luxury apartments and penthouses to Marin County.

In its Chicago market, Aimco is adding 28 townhome units to Elm Creek, in Elmhurst, Illinois, and completed a four-story parking garage with a rooftop swimming pool and outdoor social area at Yorktown in Lombard, Illinois. Other renovation projects included continued work on the complete rehabilitation of 308 apartment homes at Pacific Bay Vistas in San Bruno, California; exterior improvements to 2900 on First in Seattle, Washington; and infrastructure work, including replacement of the heating, ventilation and air conditioning system, that will pave the way for additional improvements to Park Towne Place in Philadelphia, Pennsylvania.

PRESERVING HISTORY
Several Aimco properties have been nominated and listed on the National Register of Historic Places. Preserving the unique character and timeless features of its properties, while offering residents modern finishes and amenities, allows Aimco to honor the past while contributing to the future vitality of neighborhoods. Aimco sought and obtained approval from the Pennsylvania Bureau of Historic Preservation and the National Park Service to add Park Towne Place Apartments, Sterling Apartment Homes, and Chestnut Hall Apartments to the National Register of Historic Places. Park Towne Place is the first mid-20th century modern residential complex in Pennsylvania to be listed as historic.

ADDING VALUE TO THE PORTFOLIO
Aimco continues to build a strong portfolio by acquiring select apartment communities in excellent locations close to job centers, transit, and services. In 2012, Aimco acquired The Milan, a 42-unit property in Manhattan's stylish Chelsea neighborhood, perfectly positioned within two blocks of national retailers and services along the Avenue of the Americas. It offers residents spacious apartments with attractive balcony sitting areas typically hard to find in New York City. In the West, Aimco acquired historic Broadway Lofts, an 84-unit property originally built as a bank headquarters and converted to apartments in 2005. Broadway Lofts is superbly located in the heart of downtown San Diego with immediate access to employment centers, a trolley station, and retail and restaurants in the Gas Lamp Quarter and in Horton Plaza.

> "The City's priorities of job creation, sustainable living, historic preservation, and economic development are reflected in Aimco's plans to revitalize Lincoln Place."
> —ANTONIO VILLARAIGOSA
> MAYOR OF LOS ANGELES, CALIFORNIA

Savings from Aimco's Conservation Programs
2006-2012


402,000,000
Gallons of Water Saved


28,800
Metric Tons of GHG Emissions Eliminated


1,891,000
Natural Gas Therms Conserved


31,458,000
kWh Electricity Saved

Aimco strives to be the best operator of apartment homes in the nation. Wise management of resources, investment in property maintenance and enhancements, and energy conservation help Aimco attain this goal while providing high quality apartment homes for residents.

OPERATIONAL EXCELLENCE
In 2012, Aimco was recognized for the fifth consecutive year with the Communities of Quality Program Award for operational excellence. The honor goes to the multifamily operator with the greatest number of apartment communities that have been designated "Communities of Quality," a certification for excellence in affordable property management, customer service and physical appearance.

CONTINUOUS IMPROVEMENTS
Aimco continuously identifies opportunities to invest in property upgrades, introduce sustainable management practices, and enhance the quality of living environments for residents. Capital improvements

in 2012 included the installation of eye-catching, simulated wood flooring in more than 7,500 apartments. This durable product increases the appeal of each unit, is environmentally friendly, and decreases maintenance costs, making it a wise use of resources. Also in 2012, Aimco invested more than $2 million in property enhancements such as new signage and exterior improvements, updated interior décor including new furniture, artwork, and fixtures, and fitness center remodeling. Residents at Calhoun Beach Club in Minneapolis, Minnesota; Island Club in Oceanside, California; Monterey Grove in San Jose, California; Burke Shire Commons in Burke, Virginia; and Hunt Club in Gaithersburg, Maryland are enjoying these significant upgrades, which add substantial value to the Aimco portfolio.

ENERGY CONSERVATION

With a dedicated energy conservation team, Aimco continues to make substantial progress implementing sustainable practices which have both a favorable environmental impact and positive financial result. Energy audits to determine the most efficient means of conserving water and power are standard operating procedures whenever Aimco embarks upon any redevelopment project or property upgrade. Providing Energy Star appliances, LED lighting, water-smart irrigation systems, and an aggressive maintenance program to ensure that HVAC and other building systems are operating efficiently are ongoing practices at Aimco properties. A new program in 2012 involved conversion of boilers in Aimco's New York City properties from oil-burning to natural gas. The switch not only will improve the efficiency and air quality of the systems, but also will insulate Aimco from the volatility of oil prices and take advantage of lower cost, domestically produced, clean natural gas.

$148,000,000
Total Capital Spend




PRESERVE
AT MARIN

Corte Madera Mayor Diane Furst and Councilwoman Carla Condon help kick off the $32.6 million renovation to The Preserve at Marin, just north of San Francisco.



A new addition to the Aimco portfolio, Broadway Lofts is well located near the popular Gas Lamp Quarter of San Diego, close to job centers, transportation and City amenities.



In Manhattan, Aimco acquired The Milan, which offers stylish, City living in the heart of the Chelsea neighborhood, within walking distance of shops, restaurants and services.



In 2012, Aimco broke ground on major redevelopments, enhanced its portfolio, and continued its strong record of providing exceptional customer service.

Inspired by a talented team...

"My Aimco team is very engaging and knowledgeable. It is a phenomenal environment in which to continue learning, working, and developing."

— ELENA SYLOS LABINI
DIRECTOR OF DEVELOPMENT
AIMCO'S BETHESDA, MARYLAND OFFICE

The Aimco West Area team gathered for an operations planning session in Phoenix, Arizona.

Aimco is dedicated to a team first culture defined by collaboration, mutual respect, and delivering the best results for residents and other stakeholders. Providing career development opportunities at all levels of the organization, recognizing and rewarding strong performance, and supporting team members and their families are key components of the positive environment Aimco strives to achieve.

BUILDING AN AIMCO CAREER

Aimco hires top talent, fosters professional growth, and promotes from within. A full range of leadership, customer service, and other job-related courses are offered through the Aimco Performance Learning System (APLS). In 2012, team members completed 48,437 career-related and compliance courses in the APLS online curriculum. Last year, 320 team members continued formal Leadership Development Training, and 1,860 team members across the country participated in Aimco's Moments that Matter training, which focuses on creating positive, memorable interactions when responding to both residents and colleagues. Cultivating internal talent and providing a solid career path help Aimco retain the best and brightest. In the last year, over 50 percent of all open positions and more than two-thirds of management positions were filled internally by Aimco team members.

PROMOTING CAMARADERIE

The Aimco team works hard, but also enjoys company-sponsored opportunities for social interaction and fun. Through its AimcoLive! program, team members across the country are invited to participate in Aimco-sponsored cultural, sports and social activities outside of the office. AimcoLive! gives team members the chance to interact with their colleagues in an informal atmosphere while building camaraderie and having fun. At the Denver office, nearly every team member participated in an AimcoLive! event of his or her choosing.



Team members Kristina Howe and Gerardo Smith Delgado discuss plans for 2013 during an operations strategy meeting in Atlanta, Georgia which involved Aimco's East Area Team.

HELPING FAMILIES

Aimco believes in team first and provides several programs to help team members address personal and family needs. Aimco offers a tuition reimbursement program so team members can pursue career-related education while working full-time. The Aimco Cares scholarship program for children of team members has awarded 421 grants since it was established seven years ago. The Aimco Cares 4U program provides short-term financial assistance to aid team members and their families as they battle unexpected events or in times of crisis. And Aimco's support of team members in the military is unwavering. Full pay and benefits continue uninterrupted during the time a team member is called to active duty, in honor of his or her service to our country.

"My husband and I have been extremely fortunate to have had all three of our children be selected as recipients of an Aimco Cares Scholarship. We are all grateful for the financial assistance Aimco has chosen to provide, and I am proud to tell my friends of this awesome benefit that Aimco offers my family."

— MARY FRALA, DIRECTOR OF PAYROLL, AIMCO'S GREENVILLE, SOUTH CAROLINA OFFICE

Aimco takes pride in giving back to the community and each and every team member has the opportunity to participate in volunteer efforts of their choice. Through the Aimco Cares philanthropic program, Aimco provides 10 hours of paid time to each team member to be applied toward volunteer service.

In 2012, a national steering committee established two Aimco Cares Community Service weeks, during which team members organized volunteer events to help local non-profits across the country. The result was record-setting with 187 separate events held nationwide—a 59% increase in activities over 2011.




Aimco
Cares


Aimco
Cares






Aimco
HELPING COMMUNITY
Cares

CEO Terry Considine served breakfast to families staying at the Aurora, Colorado Ronald McDonald House.














Aimco
Cares

The Aimco Philadelphia Team worked in partnership with Philadelphia City Council President Darrell Clarke to transform an overgrown lot into an attractive entrance to the City's Brewerytown neighborhood.


Orange County
Ronald
McDonald



Denver corporate team members grabbed their rakes to help build a trail in conjunction with the Denver Parks and Recreation Department.

Aimco's motivation to be the best owner and operator of apartment homes means that customer service is paramount to success. Residents take top priority at Aimco, and meeting their needs requires a professional team that can respond quickly, effectively, and compassionately.

MAKING IT EASY TO DO BUSINESS

With multiple demands for their time, residents expect and appreciate the ability to do business with Aimco using the most convenient tools available. For prospective residents, Aimco offers self-guided apartment tours, online chatting with trained professionals in the Aimco Shared Service Center, and mobile leasing—using smart phones and tablets to complete transactions. If customers prefer to meet with a leasing consultant, the Aimco team is eager to provide property tours, answer questions and assist with the leasing process.

Through a specially designed, exclusive portal, residents can view their Aimco accounts, submit routine maintenance requests, and pay utility bills. Submitting monthly rent is both easy and efficient with Aimco's automated payment system, which eliminates the need for writing and sending checks, and protects residents from late payments.

Residents who have chosen an Aimco apartment welcome the ease of completing routine transactions on their schedule, using convenient, online systems designed to save them time. Most importantly, onsite teams can focus their attention on providing individualized resident service rather than spending time on administrative tasks.

RESPONDING IN TIMES OF NEED

When the unexpected happens, residents can rely on Aimco to make their safety and well-being the top priority. When Super Storm Sandy struck the East Coast, the Aimco team took action to ensure that all affected residents were taken to safety, their belongings secured, and they received ongoing communication regarding the status of the situation. Teams made arrangements for residents to be assisted by the Red Cross and other local agencies, and supplemented that effort with gift cards for food and personally delivering other necessary supplies while residents were displaced. Clean-up and repairs were completed quickly, and several communities had "welcome back" parties for their residents.



...committed to exceptional customer service...

"The maintenance team is fantastic! I submitted my request and it was fixed the next day. The quality of repairs is top notch like no other apartment complex I have lived in before. The response time and quality fix is best I've seen."

— RESIDENT OF ROYAL CREST ESTATES
NASHUA, NEW HAMPSHIRE



A Resident Says Thank You After Super Storm Sandy:

"I wanted to let you know how impressed and grateful I was for how you and your staff handled this crisis. Your communications were extremely valuable at a time when we were feeling forgotten, even by City Hall. Your office staff was extraordinarily warm and welcoming and made a huge impact both in a practical but also psychological way. Your unbelievable efforts returned a sense of normalcy to the community within less than 12 hours after a catastrophic event. I cannot begin to thank all of you enough for going far above the requirements of your respective positions, and giving us a much needed sense of family, familiarity and hope."

—Resident of The River Club, Edgewater, New Jersey

...strong financial performance...



DASANI

Aimco Board of Directors

TERRY CONSIDINE
Founder, Chairman of the Board and CEO, Aimco

JAMES N. BAILEY
Chairman, Nominating and Corporate Governance Committee; Co-Founder, Senior Managing Director and Treasurer, Cambridge Associates, LLC

THOMAS L. KELTNER
Chairman, Compensation and Human Resources Committee; Served as Executive Vice President and CEO, Americas and Global Brands, Hilton Hotels Corporation

J. LANDIS MARTIN
Lead Independent Director; Founder and Managing Director, Platte River Equity, LLC; Served as CEO of four NYSE companies

ROBERT A. MILLER
Chairman, Redevelopment and Construction Committee; Served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation; Co-Founder and President of American Resorts, which was sold to Marriott International, Inc. to form its timeshare division and now spun off as a NYSE-listed company

KATHLEEN M. NELSON
Founder and President, KMN Associates, LLC and Co-Founder and Managing Principal of Bay Hallow Associates, LLC; Served as managing director/group leader and chief administrative officer for TIAA-CREF's mortgage and real estate division

MICHAEL A. STEIN
Chairman, Audit Committee; Served as CFO of ICOS Corporation, Nordstrom, Inc. and Marriott International, Inc.


Total Shareholder Return (TSR)
Full-year 2012
22%
7%
16%
17%
Aimco
Peer Average
S&P 500
Morgan Stanley REIT Index

Aimco's commitment to good governance and responsible corporate citizenship is reflected through its sound business practices, solid leadership team, and high standards of shareholder accountability.

GOOD GOVERNANCE

An experienced, dedicated Board of Directors brings deep expertise to enhance Aimco's long-term shareholder value, and has led the industry in the adoption of principled corporate practices. The directors are elected annually by majority voting, with all but CEO Terry Considine independent. In 2012, the directors were overwhelmingly re-elected by Aimco shareholders, demonstrating a high level of confidence in the Board's effectiveness in guiding the company and fulfilling its fiduciary responsibilities.

LEADERSHIP AT ALL LEVELS

The outstanding level of integrity of the Board sets the example for all of Aimco's leadership groups and individual team members. Collaboration, ethical decision making, and accountability define the actions of Aimco's cross-departmental Executive Committee, Investment Committee, and Senior Leadership Team. Creating the blueprint for how Aimco conducts its corporate social responsibility activities is the multi-disciplinary Corporate Citizenship Council. The Council has established company-wide goals and benchmarks to further and track corporate governance and ethics, provide superior resident service, provide an exceptional workplace, exercise wise environmental stewardship, contribute to the betterment of communities, and engage stakeholders and shareholders.

Opposite: The remodeling of Calhoun Beach Club's 40,000 square foot health club with state-of-the-art equipment, a full range of fitness classes, steam and sauna areas, and a resort-style outdoor pool has pleased residents and added significant value to the Aimco property in Minneapolis.

HIGH STANDARDS FOR COMPLIANCE

Aimco's corporate philosophy is founded upon high ethical standards and professional responsibility. Team members are expected to observe these principles and to perform all aspects of their jobs with honesty, fairness, and personal integrity. Aimco is committed to conducting business in accordance with applicable laws, rules and regulations and requires that team members certify compliance with government regulations and industry benchmarks. To demonstrate compliance, each team member must pass annual courses in Fair Housing, Fair Labor Standards Act, REIT requirements, Aimco's Code of Business Conduct and Ethics, and more.

RESPONSIBILITY TO SHAREHOLDERS

Aimco takes seriously its duty to deliver value to shareholders—both the individual investors who have purchased shares with personal resources, and the institutional investors who also, on behalf of individuals, have made a financial commitment to our company. 2012 was a strong year for Aimco and its shareholders marked by a 58.3 percent increase in dividends per share, an increase in share price of 18.1 percent and a total shareholder return of 21.7 percent, the best return among all apartment real estate investment trusts.

Full Year 2012

58.3%

Increase in dividends per share

12% Increase in Funds from Operations (FFO)

31% Increase in Adjusted Funds from Operations (AFFO)



Park Towne Place was a host for the world premiere of the Open Air interactive light exhibition in partnership with the Association for Public Art, and the site of its VIP artist reception involving City leaders and the arts community.

Commissioned by the Association for Public Art, Philadelphia, 2012. Photo by: Recherche Antimodular

Aimco's Top 10 Markets

- Boston
- Chicago
- Denver
- Los Angeles
- Miami
- Orange County, California
- Philadelphia
- San Diego
- San Francisco Bay Area
- Washington, D.C., Northern Virginia, Maryland



...and outstanding corporate citizenship



During a five-year partnership with TAPS, Aimco Cares has contributed more than $500,000 from its Charity Golf Classic proceeds to TAPS to help fund nationwide programs such as the Good Grief camps (pictured below) where children receive counseling and support as they grieve the loss of a military parent.



Aimco Chief Administrative Officer Miles Cortez (right) is joined by Project Sanctuary Board Member Shane Schmutz, and Executive Director and Founder Heather Ehle before the start of the 9th annual Aimco Cares Charity Golf Classic.



Los Angeles Mayor Antonio Villaraigosa was the 2012 recipient of the Aimco Housing Impact Award, presented by Aimco Senior Vice President Patti Shwayder during the Los Angeles Business Council's Housing Transportation and Jobs Summit in November.

Aimco Cares Opportunity Fund Scholars



JADE LIU
Studying to become a nurse at George Mason University



KENDARIUS TALTON
Studying anesthesiology at University of Louisiana, Monroe



GABRIELLE SAUNDERS
Studying pediatric medicine at Xavier University

Aimco creates strong community partnerships, working with elected officials, government agencies, and industry colleagues across the country. Aimco team members exemplify good corporate citizenship through a deep commitment to bettering their communities.

GIVING BACK

In 2012, the Aimco Cares Charity Golf Classic continued logging remarkable results, raising more than $400,000 to benefit military families and students. Sponsored by Aimco and presented by RE/MAX, the annual event garners support from individual golfers and sponsors nationwide. Due to their generosity, Aimco presented sizable donations to TAPS, the Tragedy Assistance Program for Survivors, which helps families cope with the loss of a loved one in service to our country, Project Sanctuary, which helps returning service men and women transition back to civilian life, and the Education Fund of the National Leased Housing Association, which administers the Aimco Cares Opportunity Scholarship Fund for college-bound students in affordable housing.

CREATING PARTNERSHIPS

Aimco engages with stakeholders nationwide and strives to enhance relationships with civic leaders, government agencies, nonprofits and elected officials. For example, in the key market of Los Angeles, Aimco serves as member of the Board of Directors of the Los Angeles Business Council and for years has sponsored the annual Mayoral Housing, Transportation and Jobs Summit. In Philadelphia, Aimco expanded its presence with a seat on the Parkway Council Foundation Board of Directors, leaders representing the city's top business, cultural, arts and educational institutions along the Benjamin Franklin Parkway. With Aimco's Park Towne Place Apartments uniquely situated along this historic cultural corridor, the property is taking on the role of hosting art events and curated exhibits designed by students of the Philadelphia Academy of Fine Arts.

SHAPING THE INDUSTRY

Being a good partner also means involvement and leadership in industry groups across the country. Aimco holds leadership positions in the National Association of Real Estate Investment Trusts, the National Multi-Housing Council, the National Leased Housing Association, the National Affordable Housing Management Association, and the Real Estate Roundtable to name a few. Aimco's commitment to the apartment industry, community, residents, and team members reflects the company's drive to be a responsible, and outstanding corporate citizen.


Aimco
APARTMENT HOMES

4582 S. ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237
WWW.AIMCO.COM





4582 SOUTH ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On April 30, 2013

You are cordially invited to attend the 2013 Annual Meeting of Stockholders (the "Meeting") of APARTMENT INVESTMENT AND MANAGEMENT COMPANY ("Aimco" or the "Company") to be held on Tuesday, April 30, 2013, at 8:30 a.m. at Aimco's corporate headquarters, 4582 S. Ulster Street, Suite 1100, Denver, CO 80237, for the following purposes:

1. To elect seven directors, for a term of one year each, until the next Annual Meeting of Stockholders and until their successors are elected and qualify;

2. To ratify the selection of Ernst & Young LLP, to serve as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2013;

3. To conduct an advisory vote on executive compensation; and

4. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Only stockholders of record at the close of business on February 22, 2013, will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

We are again pleased to take advantage of Securities and Exchange Commission ("SEC") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our Meeting.

On or about March 8, 2013, we intend to mail our stockholders a notice containing instructions on how to access our 2013 proxy statement (the "Proxy Statement"), Annual Report on Form 10-K for the year ended December 31, 2012, and 2012 Corporate Citizenship Report and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual materials via email, the email contains voting instructions and links to these documents on the Internet.

WHETHER OR NOT YOU EXPECT TO BE AT THE MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED.

BY ORDER OF THE BOARD OF DIRECTORS

Lisa R. Cohn
Secretary

March 4, 2013

Important Notice Regarding the Availability of Proxy Materials for Aimco's Annual Meeting of Stockholders to be held on April 30, 2013.

This Proxy Statement, Aimco's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and 2012 Corporate Citizenship Report are available free of charge at the following website: www.edocumentview.com/aiv.

Table of Contents

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
4582 SOUTH ULSTER STREET, SUITE 1100
DENVER, COLORADO 80237

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 30, 2013

The Board of Directors (the "Board") of Apartment Investment and Management Company ("Aimco" or the "Company") has made these proxy materials available to you on the Internet, or, upon your request, has delivered printed versions of these materials to you by mail. We are furnishing this Proxy Statement in connection with the solicitation by our Board of proxies to be voted at our 2013 Annual Meeting (the "Meeting"). The Meeting will be held on Tuesday, April 30, 2013, at 8:30 a.m. at Aimco's corporate headquarters located at 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and at any and all adjournments or postponements thereof.

Pursuant to rules adopted by the SEC, we are providing access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to each stockholder entitled to vote at the Meeting. The mailing of such Notice is scheduled to begin on or about March 8, 2013. All stockholders will have the ability to access the proxy materials over the Internet and request to receive a printed copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, the Notice includes instructions on how stockholders may request proxy materials in printed form by mail or electronically by email on an ongoing basis.

This solicitation is made by mail on behalf of Aimco's Board. Costs of the solicitation will be borne by Aimco. Further solicitation of proxies may be made by telephone, fax or personal interview by the directors, officers and employees of the Company and its affiliates, who will not receive additional compensation for the solicitation. The Company has retained the services of Eagle Rock Proxy Advisors, for an estimated fee of $3,500, plus out-of-pocket expenses, to assist in the solicitation of proxies from brokerage houses, banks, and other custodians or nominees holding stock in their names for others. The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to stockholders.

Holders of record of the Class A Common Stock of the Company ("Common Stock") as of the close of business on the record date, February 22, 2013 (the "Record Date"), are entitled to receive notice of, and to vote at, the Meeting. Each share of Common Stock entitles the holder to one vote. At the close of business on the Record Date, there were 145,858,179 shares of Common Stock issued and outstanding.

Whether you are a "stockholder of record" or hold your shares through a broker or nominee (*i.e.*, in "street name") you may direct your vote without attending the Meeting in person.

If you are a stockholder of record, you may vote via the Internet by following the instructions in the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning by mail or by submitting your vote by telephone. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

If you are the beneficial owner of shares held in street name, you may be eligible to vote your shares electronically over the Internet or by telephone by following the instructions in the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing the voter instruction card provided by your bank or broker and returning it by mail. If you provide specific voting instructions by mail, telephone or the Internet, your shares will be voted by your broker or nominee as you have directed.

The persons named as proxies are officers of Aimco. All proxies properly submitted in time to be counted at the Meeting will be voted in accordance with the instructions contained therein. If you submit your proxy without voting instructions, your shares will be voted in accordance with the recommendations of the Board. Proxies may be revoked at any time before voting by filing a notice of revocation with the Corporate Secretary of the Company, by filing a later dated proxy with the Corporate Secretary of the Company or by voting in person at the Meeting.

You are entitled to attend the Meeting only if you were an Aimco stockholder or joint holder as of the Record Date or you hold a valid proxy for the Meeting. If you are not a stockholder of record but hold shares in street name, you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to February 22, 2013, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership.

The principal executive offices of the Company are located at 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to Aimco's Articles of Restatement (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), directors are elected at each annual meeting of stockholders and hold office for one year, and until their successors are duly elected and qualify. Aimco's Bylaws currently authorize a Board consisting of not fewer than three nor more than nine persons. The Board currently consists of seven directors.

The nominees for election to the Board selected by the Nominating and Corporate Governance Committee of the Board and proposed by the Board to be voted upon at the Meeting are:

James N. Bailey
Terry Considine
Thomas L. Keltner
J. Landis Martin
Robert A. Miller
Kathleen M. Nelson
Michael A. Stein

Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson were elected to the Board at the last Annual Meeting of Stockholders. Messrs. Bailey, Keltner, Martin, Miller, and Stein and Ms. Nelson are not employed by, or affiliated with, Aimco, other than by virtue of serving as directors of Aimco. Unless authority to vote for the election of directors has been specifically withheld, the persons named in the accompanying proxy intend to vote for the election of Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson to hold office as directors for a term of one year until their successors are elected and qualify at the next Annual Meeting of Stockholders. All nominees have advised the Board that they are able and willing to serve as directors.

If any nominee becomes unavailable for any reason (which is not anticipated), the shares represented by the proxies may be voted for such other person or persons as may be determined by the holders of the proxies (unless a proxy contains instructions to the contrary). In no event will the proxy be voted for more than seven nominees.

In an uncontested election at the meeting of stockholders, any nominee to serve as a director of the Company will be elected if the director receives a vote of the majority of votes cast, which means that the number of shares voted "for" a director exceeds the number of votes "against" that director. With respect to a contested election, a plurality of all the votes cast at the meeting of stockholders will be sufficient to elect a director. If a nominee who currently is serving as a director receives a greater number of "against" votes for his or her election than votes "for" such election (a "Majority Against Vote") in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under Aimco's Bylaws, any nominee for election as a director in an uncontested election who receives a Majority Against Vote is obligated to tender his or her resignation to the Nominating and Corporate Governance Committee of the Board for consideration. The Nominating and Corporate Governance Committee will consider any resignation and recommend to the Board whether to accept it. The Board is required to take action with respect to the Nominating and Corporate Governance Committee's recommendation.

Brokers holding shares of record for customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. If you are a beneficial owner of shares and do not provide your broker, as stockholder of record, with voting instructions, your broker has the authority under applicable stock market rules to vote those shares for or against "routine" matters at its discretion. Where a matter is not considered routine, including the election of the board of directors, shares held by your broker will not be voted (a "broker non-vote") absent specific instruction from you, which means your shares may go unvoted and not affect the outcome if you do not specify a vote.

For purposes of the election of directors, abstentions or broker non-votes as to the election of directors will not be counted as votes cast and will have no effect on the result of the vote. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted FOR the election of the seven nominees named above as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE SEVEN NOMINEES.

PROPOSAL 2:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Ernst & Young LLP, the Company's independent registered public accounting firm for the year ended December 31, 2012, was selected by the Audit Committee to act in the same capacity for the fiscal year ending December 31, 2013, subject to ratification by Aimco's stockholders. The aggregate fees billed for services rendered by Ernst & Young LLP during the years ended December 31, 2012 and 2011, are described below under the heading "Principal Accountant Fees and Services."

Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions.

The affirmative vote of a majority of the votes cast regarding the proposal is required to ratify the selection of Ernst & Young LLP. Abstentions or broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on the proposal. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted FOR the proposal to ratify the selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.

PROPOSAL 3:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Aimco's proxy statement for the 2011 annual meeting of stockholders contained a proposal for stockholders to indicate whether they would prefer that we conduct advisory votes on executive compensation once every one, two, or three years. The Board recommended that stockholders vote "for" an annual advisory vote on executive compensation, as it would allow our stockholders to provide timely, direct input on the Company's executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. A majority of stockholders voted "for" an annual advisory vote on executive compensation. Accordingly, the Board decided it will include an advisory vote on executive compensation at each annual meeting of stockholders until the next required advisory vote on frequency of stockholder votes on executive compensation, which will occur no later than the 2017 annual meeting of stockholders.

As described in detail under the heading "Compensation Discussion & Analysis," we seek to closely align the interests of our named executive officers with the interests of our stockholders. Our compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

Highlights of the program include the following:

- Members of the Compensation and Human Resources Committee are independent directors. The Committee has established a thorough process for the review and approval of Aimco's executive compensation program, including amounts awarded to executive officers. The Committee engaged and received advice from an independent, third-party compensation consultant. The Committee selected a peer group of companies for the purpose of comparing Aimco's compensation for executive officers.
- Aimco sets target total cash compensation and target total compensation near the median of corresponding targets among the peer group. Consistent with Aimco's "pay for performance" philosophy, actual compensation is based on Aimco's results and individual performance. For example, for performance year 2009 (for which incentive compensation was awarded in 2010), the named executives' total compensation was less than target and less than the peer median due to Aimco's results.
- Aimco had a strong year of performance in 2012, and as a result, executive officers were awarded annual cash incentive compensation and long-term compensation amounts that were above target amounts. Aimco's 2012 performance highlights include the following:
  - Aimco's conventional same-store net operating income ("NOI") was up 6.5% in 2012. Although Aimco trailed the apartment REIT median for NOI growth of 7.6%, Aimco's conventional same-store NOI margin improved in 2012 by 130 basis points to more than 65%, with the margin being an Aimco record.
  - In 2012, pro forma FFO per share was up 12%, and AFFO per share was up by 31%.
  - Aimco continued to improve its portfolio in 2012. Average monthly revenues per unit of $1,362 in Aimco's conventional portfolio in fourth quarter 2012 were 7.9% above those of fourth quarter 2011. During 2012, Aimco sold 24 conventional properties with average monthly revenues per unit of $912, and 47 affordable properties with average monthly revenues per unit of $759, and continued to increase the percentage of its overall portfolio in conventional properties. Aimco expects to continue to sell properties inconsistent with its portfolio strategy and to invest the proceeds from such sales in redevelopment and acquisitions of higher quality properties. Through this disciplined approach to capital recycling, from 2007 through 2012, Aimco increased its year-end conventional portfolio average monthly revenue per unit at a compound annual growth rate of 6.1%, about three times that of market rent growth during the same period. Aimco's outsized growth reflects the impact of portfolio improvements through property sales, redevelopment and acquisitions.
  - Aimco continued to simplify its business in 2012, lowering costs. Aimco closed on the sale of its legacy asset management business during the fourth quarter of 2012. In addition, in early 2012, Aimco committed to exiting the affordable property business over time. In order to effectuate the exit, Aimco has focused first on selling affordable properties not developed with low income housing tax credits. Over the next four to five years, Aimco expects to sell all remaining affordable properties and reinvest the net proceeds in its conventional portfolio. At year end, Aimco's affordable portfolio was less than 8% of Aimco's investment total.
  - In 2012, Aimco's gross off-site costs were 3% lower than 2011, and 55% lower than 2008. These lower costs are primarily due to Aimco's strategy of simplifying its business and resulting adjustments in scale, as Aimco focuses on maintaining a geographically diversified portfolio of conventional properties that average "B/B+" in quality. For example, at December 31, 2012, Aimco's real estate portfolio consisted of 265 owned properties (175 conventional and 90 affordable) in which Aimco had an average ownership of 93%. At December 31, 2011, Aimco's owned real estate portfolio consisted of 370 properties (198 conventional and 172 affordable) in which Aimco had an average ownership of 85%, and Aimco's fee-managed portfolio consisted of 148 properties, for a total portfolio of 518 properties. At December 31, 2008, Aimco's owned real estate portfolio consisted of 599 properties (310 conventional and 289 affordable) in which Aimco had an average ownership of 80%, and Aimco's fee-managed portfolio consisted of 393 properties, for a total portfolio of 992 properties.

- Aimco's on-site costs increased by 1.6% in 2012. By comparison, on-site costs for other apartment REITs increased by approximately 2.2% on average, and the CPI increased by 2.1%. Over the past five years, Aimco's on-site costs have decreased by 1%. By comparison, over the same period, on-site costs for other apartment REITs have increased by 7% on average, and the CPI increased by 11%.
- Aimco continued to improve its balance sheet in 2012. Aimco used the proceeds from the sale of common equity to redeem approximately $600 million of higher cost preferred equity. The activity was accretive to FFO and AFFO on an annual run-rate of $0.04 and $0.12, respectively. Aimco reduced leverage by $965 million ($809 million net of acquisitions and limited partner transactions), and improved its fourth quarter 2012 annualized ratio of debt and preferred stock to EBITDA from 9.6:1 to 7.7:1. Aimco's recourse debt at December 31, 2012, was limited to its revolving credit facility, which Aimco uses for working capital purposes and to secure letters of credit. At year end, Aimco had no outstanding borrowings on the revolving credit facility, and available capacity was $454.6 million, net of $45.4 million of letters of credit backed by the facility. During 2012, Aimco closed on a $190.7 million, forty-two year loan to finance the redevelopment of its Lincoln Place community with an interest rate of 2.73%.
- Aimco's Board of Directors declared a cash dividend of $0.24 per share on its Class A Common Stock for the quarter ended December 31, 2012, which, on an annualized basis, is a 26% increase compared to the dividends paid during 2012. Aimco expects to pay quarterly dividends at the increased rate, which is double the 2011 rate, during 2013.
- Aimco's one-year and three-year total stockholder returns both outperformed the MSCI US REIT Index and the S&P 500 Total Return Index. Aimco's one-year TSR was also the highest among apartment REITs in 2012.

- Mr. Considine's total compensation is highly variable from year to year, determined by Aimco's results. Mr. Considine's total compensation has fluctuated in the last ten years from a low of $1.75 million to a high of $5.14 million, with an average of $3.82 million, and in some years was comprised of little or no cash compensation.
- Aimco's compensation programs, which, among other things, include caps on cash compensation, shared performance metrics across the organization, multiple performance metrics, the use of long-term incentive compensation that is based in part on total stockholder return, and stock ownership guidelines with required holding periods after vesting, are aligned with the long-term interests of the Company.
- Aimco does not provide any perquisites or change in control benefits to the named executive officers that are not available to other non-executive employees.
- Aimco does not maintain or contribute to any defined benefit pension, supplemental pension plan or nonqualified deferred compensation plan for its executive officers.
- Aimco does not maintain any employment or severance agreements with its executive officers (other than for Mr. Considine).

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The vote is advisory, which means that the vote is not binding on the Company, our Board or the Compensation and Human Resources Committee of the Board. However, we take the views of our stockholders seriously, and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, the Compensation and Human Resources Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

In order to be approved at the Meeting, Proposal 3 must receive the affirmative vote of a majority of the total votes cast at the Annual Meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on the outcome of the vote.

We are asking the Company's stockholders to approve, on an advisory basis, the following resolution: RESOLVED, that the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion & Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure, is hereby APPROVED.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The executive officers of the Company and the nominees for election as directors of the Company, their ages, dates they were first elected an executive officer or director, and their positions with the Company or on the Board are set forth below.

Name	Age	First Elected	Position
Terry Considine	65	July 1994	Chairman of the Board and Chief Executive Officer
John E. Bezzant	50	January 2011	Executive Vice President, Transactions
Lisa R. Cohn	44	December 2007	Executive Vice President, General Counsel and Secretary
Miles Cortez	69	August 2001	Executive Vice President and Chief Administrative Officer
Patti K. Fielding	49	February 2003	Executive Vice President & Treasurer
Ernest M. Freedman	42	November 2009	Executive Vice President and Chief Financial Officer
Keith M. Kimmel	41	January 2011	Executive Vice President, Property Operations
Daniel S. Matula	47	January 2011	Executive Vice President, Redevelopment and Construction Services
James N. Bailey	66	June 2000	Director, Chairman of the Nominating and Corporate Governance Committee
Thomas L. Keltner	66	April 2007	Director, Chairman of the Compensation and Human Resources Committee
J. Landis Martin	67	July 1994	Director, Lead Independent Director
Robert A. Miller	67	April 2007	Director, Chairman of the Redevelopment and Construction Committee
Kathleen M. Nelson	67	April 2010	Director
Michael A. Stein	63	October 2004	Director, Chairman of the Audit Committee

The following is a biographical summary of the current directors and executive officers of the Company.

Terry Considine. Mr. Considine has been Chairman of the Board and Chief Executive Officer since July 1994. Mr. Considine also serves on the board of directors of Intrepid Potash, Inc., a publicly held producer of potash, and, until its acquisition in early 2009, Mr. Considine served as Chairman of the Board and Chief Executive Officer of American Land Lease, Inc. Mr. Considine has over 40 years of experience in the real estate and other industries. Among other real estate ventures, in 1975, Mr. Considine founded and managed the predecessor companies that became Aimco at its initial public offering in 1994.

John E. Bezzant. Mr. Bezzant was appointed Executive Vice President, Transactions in January 2011. He joined Aimco as Senior Vice President-Development in June 2006. Mr. Bezzant chairs Aimco's investment committee, oversees capital investments, and is responsible for portfolio management, and disposition and acquisition activities. Prior to joining the Company, Mr. Bezzant spent over 20 years with Prologis, Inc. and Catellus Development Corporation in a variety of executive positions, including those with responsibility for transactions, fund management, asset management, leasing, and operations.

Lisa R. Cohn. Ms. Cohn was appointed Executive Vice President, General Counsel and Secretary in December 2007. In addition to serving as general counsel, Ms. Cohn has responsibility for insurance and risk management, human resources, compliance and property standards. From January 2004 to December 2007, Ms. Cohn served as Senior Vice President and Assistant General Counsel. She joined Aimco in July 2002 as Vice President and Assistant General Counsel. Prior to joining the Company, Ms. Cohn was in private practice with the law firm of Hogan & Hartson LLP with a focus on public and private mergers and acquisitions, venture capital financing, securities and corporate governance.

Miles Cortez. Mr. Cortez was appointed Executive Vice President and Chief Administrative Officer in December 2007. He is responsible for administration, government relations, communications and special projects. Mr. Cortez joined Aimco in August 2001 as Executive Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Cortez was the senior partner of Cortez Macaulay Bernhardt & Schuetze LLC, a Denver, Colorado law firm, from December 1997 through September 2001. He served as president of the Colorado Bar Association from 1996 to 1997 and the Denver Bar Association from 1982 to 1983.

Patti K. Fielding. Ms. Fielding was appointed Executive Vice President — Securities and Debt in February 2003 and Treasurer in January 2005. She is responsible for debt financing and the treasury department. From January 2000 to February 2003, Ms. Fielding served as Senior Vice President — Securities and Debt. Ms. Fielding joined the Company as a Vice President in February 1997. Prior to joining the Company, Ms. Fielding was with Hanover Capital from 1996 to1997, and from 1993 to 1995 she was Vice Chairman, Senior Vice President and Co-Founder of CapSource Funding Corp. She was also a Group Vice President with Duff & Phelps Rating Company from 1987 to 1993 and a commercial real estate appraiser with American Appraisal for three years.

Ernest M. Freedman. Mr. Freedman was appointed Executive Vice President and Chief Financial Officer in November 2009. Mr. Freedman joined Aimco in 2007 as Senior Vice President of Financial Planning and Analysis and served as Senior Vice President of Finance from February 2009 to November 2009, responsible for financial planning, tax, accounting and related areas. From 2004 to 2007, Mr. Freedman served as Chief Financial Officer of HEI Hotels and Resorts. From 2000 to 2004, Mr. Freedman was at GE Real Estate in a number of capacities, including operations controller and finance manager for investments and acquisitions. From 1993 to 2000, Mr. Freedman was with Ernst & Young, LLP, including one year as a senior manager in the real estate practice. Mr. Freedman is a certified public accountant.

Keith M. Kimmel. Mr. Kimmel was appointed Executive Vice President of Property Operations in January 2011. From September 2008 to January 2011, Mr. Kimmel served as the Area Vice President of property operations for the western region. Prior to that, from March 2006 to September 2008, he served as the Regional Vice President of property operations for California. He joined Aimco in March of 2002 as a Regional Property Manager. Prior to joining Aimco, Mr. Kimmel was with Casden Properties from 1998 through 2002, and was responsible for the operation of the new construction and high-end product line. Mr. Kimmel began his career in the multi-family real estate business in 1992 as a leasing consultant and on-site manager.

Daniel S. Matula. Mr. Matula was appointed Executive Vice President of Redevelopment and Construction in January 2011. He joined Aimco as Senior Vice President of Redevelopment in January 2006. Mr. Matula oversees redevelopment and construction services. Prior to joining Aimco, from 2005 to 2006, Mr. Matula served as Senior Vice President of Development for Triad Partners, a private medical office development company headquartered in Irvine, CA. From 2000 to 2005, Mr. Matula served as Senior Vice President of Construction Services for Catellus Development Corporation.

James N. Bailey. Mr. Bailey was first elected as a Director of the Company in June 2000 and is currently Chairman of the Nominating and Corporate Governance Committee. He is also a member of the Audit, Compensation and Human Resources, and Redevelopment and Construction Committees. Mr. Bailey co-founded Cambridge Associates, LLC, an investment consulting firm, in 1973 and currently serves as its Senior Managing Director and Treasurer. He is also a co-founder, director and treasurer of The Plymouth Rock Company, and a director of SRB Corporation, Inc. and Homeowners Direct Company, all three of which are insurance companies and insurance company affiliates. Mr. Bailey also serves as Chairman of the Board and Manager of Knights Bridge Vineyards LLC and Chairman of the Board of Knights Bridge Winery LLC. Mr. Bailey is a member of the Massachusetts Bar and the American Bar Associations. Mr. Bailey, a long-time entrepreneur, brings particular expertise to the Board in the areas of investment and financial planning, capital markets, evaluation of institutional real estate markets and managers of all property types.

Thomas L. Keltner. Mr. Keltner was first elected as a Director of the Company in April 2007 and is currently chairman of the Compensation and Human Resources Committee. He is also a member of the Audit, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Mr. Keltner served as Executive Vice President and Chief Executive Officer – Americas and Global Brands for Hilton Hotels Corporation from March 2007 through March 2008, which concluded the transition period following Hilton's acquisition by The Blackstone Group. Mr. Keltner joined Hilton Hotels Corporation in 1999 and served in various roles. Mr. Keltner has more than 20 years of experience in the areas of hotel development, acquisition, disposition, franchising and management. Prior to joining Hilton Hotels Corporation, from 1993 to 1999, Mr. Keltner served in several positions with Promus Hotel Corporation, including President, Brand Performance and Development. Before joining Promus Hotel Corporation, he served in various capacities with Holiday Inn Worldwide, Holiday Inns International and Holiday Inns, Inc. In addition, Mr. Keltner was President of Saudi Marriott Company, a division of Marriott Corporation, and was a management consultant with Cresap, McCormick and Paget, Inc. Mr. Keltner brings particular expertise to the Board in the areas of property operations, marketing, branding, development and customer service.

J. Landis Martin. Mr. Martin was first elected as a Director of the Company in July 1994 and serves as the Lead Independent Director. Mr. Martin is also a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance, and Redevelopment and Construction Committees. He is a former chairman of the Compensation and Human Resources Committee. Mr. Martin is the Founder and Managing Director of Platte River Equity LLC, a private equity firm. In November 2005, Mr. Martin retired as Chairman and CEO of Titanium Metals Corporation, a publicly held integrated producer of titanium metals, where he served since January 1994. Mr. Martin served as President and CEO of NL Industries, Inc., a publicly held manufacturer of titanium dioxide chemicals, from 1987 to 2003. Mr. Martin is also the non-executive chairman and a director of Crown Castle International Corporation, a publicly held wireless communications company. He is lead director of Halliburton Company, a publicly held provider of products and services to the energy industry, and Intrepid Potash, Inc., a publicly held producer of potash. As a former chief executive of four NYSE-listed companies, Mr. Martin brings particular expertise to the Board in the areas of operations, finance and governance.

Robert A. Miller. Mr. Miller was first elected as a Director of the Company in April 2007 and is currently Chairman of the Redevelopment and Construction Committee. Mr. Miller is also a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Miller served as Executive Vice President and Chief Operating Officer, International of Marriott Vacations Worldwide Corporation ("MVWC") from 2011 to 2012 when he retired from this position and serves as President of RAMCO Advisors LLC, an investment advisory and business consulting firm. Mr. Miller served as the President of Marriott Leisure from 1997 to November 2011 when Marriott International elected to spin-off its subsidiary entity, Marriott Ownership Resorts, Inc. by forming a new parent entity, MVWC, as a new publicly held company. Prior to his role as President of Marriott Leisure, from 1984 to 1988, Mr. Miller served as Executive Vice President & General Manager of Marriott Vacation Club International and then as its President from 1988 to 1997. In 1984, Mr. Miller and a partner sold their company, American Resorts, Inc., to Marriott. Mr. Miller co-founded American Resorts, Inc. in 1978, and it was the first business model to encompass all aspects of timeshare resort development, sales, management and operations. Prior to founding American Resorts, Inc., from 1972 to 1978, Mr. Miller was Chief Financial Officer of Fleetwing Corporation, a regional retail and wholesale petroleum company. Prior to joining Fleetwing, Mr. Miller served for five years as a staff accountant for Arthur Young & Company. Mr. Miller is past Chairman and currently a director of the American Resort Development Association ("ARDA") and currently serves as Chairman and director of the ARDA International Foundation. As a successful real estate entrepreneur and corporate executive, Mr. Miller brings particular expertise to the Board in the areas of operations, management, marketing, sales, and development, as well as finance and accounting.

Kathleen M. Nelson. Ms. Nelson was first elected as a Director of the Company in April 2010 and is currently a member of the Audit, Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. Ms. Nelson has an extensive background in commercial real estate and financial services with over 40 years of experience including 36 years at TIAA-CREF. She held the position of Managing Director/Group Leader and Chief Administrative Officer for TIAA-CREF's mortgage and real estate division. Ms. Nelson developed and staffed TIAA's real estate research department. She retired from this position in December 2004 and founded and serves as president of KMN Associates LLC, a commercial real estate investment advisory and consulting firm. In 2009, Ms. Nelson co-founded and serves as Managing Principal of Bay Hollow Associates, LLC, a commercial real estate consulting firm, which provides counsel to institutional investors. Ms. Nelson served as the International Council of Shopping Centers' chairman for the 2003-04 term and has been an ICSC Trustee since 1991. She also is the chairman of the ICSC Audit Committee and is a member of various other committees. Ms. Nelson serves on the Board of Directors of CBL & Associates Properties, Inc., which is a publicly held REIT that develops and manages retail shopping properties. Ms. Nelson is also on the Board of Directors and a member of the Risk Committee of Dime Community Bankshares, Inc., a publicly traded bank holding company, based in Brooklyn, New York. She is a member of Castagna Realty Company Advisory Board and has served as an advisor to the Rand Institute Center for Terrorism Risk Management Policy and on the board of the Greater Jamaica Development Corporation. Ms. Nelson serves on the Advisory Board of the Beverly Willis Architectural Foundation and is a member of the Anglo American Real Property Institute. Ms. Nelson brings to the Board particular expertise in the areas of real estate finance and investment.

Michael A. Stein. Mr. Stein was first elected as a Director of the Company in October 2004 and is currently the Chairman of the Audit Committee. Mr. Stein is also a member of the Compensation and Human Resources, Nominating and Corporate Governance, and Redevelopment and Construction Committees. From January 2001 until its acquisition by Eli Lilly in January 2007, Mr. Stein served as Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Mr. Stein previously served on the Boards of Directors of Nautilus, Inc. and Getty Images, Inc. He presently serves on the Board of Directors of Providence Health & Services, a not-for-profit health system operating hospitals and other health care facilities across Alaska, Washington, Montana, Oregon and California. As the former audit committee chairman or audit committee member of two NYSE-listed companies, the former chief financial officer of two NYSE-listed companies and a former partner at Arthur Andersen, Mr. Stein brings particular expertise to the Board in the areas of corporate and real estate finance, and accounting and auditing for large and complex business operations.

CORPORATE GOVERNANCE MATTERS

Independence of Directors

The Board has determined that to be considered independent, an outside director may not have a direct or indirect material relationship with Aimco or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). A material relationship is one that impairs or inhibits — or has the potential to impair or inhibit — a director's exercise of critical and disinterested judgment on behalf of Aimco and its stockholders. In determining whether a material relationship exists, the Board considers all relevant facts and circumstances, including whether the director or a family member is a current or former employee of the Company, family member relationships, compensation, business relationships and payments, and charitable contributions between Aimco and an entity with which a director is affiliated (as an executive officer, partner or substantial stockholder). In addition to the factors mentioned, the Board previously evaluated a potential investment relationship between a Considine family partnership and a fund managed by Mr. Martin, which investment later was made on the same terms as those offered to other investors. The Board consults with the Company's counsel to ensure that such determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent director," including but not limited to those categorical standards set forth in Section 303A.02 of the listing standards of the New York Stock Exchange as in effect from time to time.

Consistent with these considerations, the Board affirmatively has determined that Messrs. Bailey, Keltner, Martin, Miller, and Stein and Ms. Nelson are independent directors (collectively the "Independent Directors").

Meetings and Committees

The Board held four meetings during the year ended December 31, 2012. During 2012, there were three committees: Audit; Compensation and Human Resources; and Nominating and Corporate Governance. In January 2013, the Board established a Redevelopment and Construction Committee. During 2012, no director attended fewer than 75% of the total number of meetings of the Board, and, in fact, each director was present at all such meetings.

The Corporate Governance Guidelines, as described below, provide that the Company generally expects that the Chairman of the Board will attend all annual and special meetings of the stockholders. Other members of the Board are not required to attend such meetings. All of the members of the Board attended the Company's 2012 Annual Meeting of Stockholders, and the Company anticipates that all of the members of the Board will attend the Meeting this year.

Below is a table illustrating the current standing committee memberships and chairmen. Additional detail on each committee follows the table.

Director	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee	Redevelopment and Construction Committee
James N. Bailey	X	X	†	X
Terry Considine	—	—	—	—
Thomas L. Keltner	X	†[1]	X	X
J. Landis Martin*	X	X[1]	X	X
Robert A. Miller	X	X	X	†
Kathleen M. Nelson	X	X	X	X
Michael A. Stein	†	X	X	X

X indicates a member of the committee

† indicates the committee chairman

* indicates lead independent director

1 Mr. Martin served as the chairman of the Compensation and Human Resources Committee during 2012; Mr. Keltner was named the chairman of that committee in January 2013.

Audit Committee

The Audit Committee currently consists of the six Independent Directors, and the Audit Committee Chairman is Mr. Stein. The Audit Committee makes determinations concerning the engagement of the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement (including the audit of the Company's financial statements and the Company's internal control over financial reporting), reviews the independence of the independent registered public accounting firm and considers the range of audit and non-audit fees. The Audit Committee also provides oversight for the Company's financial reporting process, internal control over financial reporting, the Company's internal audit function and, in conjunction with the Board, the Company's enterprise risk management processes. Areas involving risk that are reported on by management and considered by the Audit Committee, the other Board committees, or the Board, include: operations, liquidity, leverage, finance, financial statements, the financial reporting process, accounting, legal matters, regulatory compliance, and human resources.

The Audit Committee held five meetings during the year ended December 31, 2012. The Audit Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary. As set forth in the Audit Committee's charter, no director may serve as a member of the Audit Committee if such director serves on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee. No member of the Audit Committee serves on the audit committee of more than two other public companies.

Audit Committee Financial Expert

Aimco's Board has designated Mr. Stein as an "audit committee financial expert." In addition, several other members of the audit committee qualify as audit committee financial experts. Each member of the Audit Committee is independent, as that term is defined by Section 303A of the listing standards of the New York Stock Exchange relating to audit committees.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of the six Independent Directors. Through January 2013, Mr. Martin served as the Compensation and Human Resources Committee Chairman. In January 2013, Mr. Keltner assumed the role of Chairman of the Compensation and Human Resources Committee. The Compensation and Human Resources Committee's purposes are to: oversee the Company's compensation and employee benefit plans and practices, including its executive compensation plans and its incentive-compensation and equity-based plans; review and discuss with management the Compensation Discussion & Analysis; and direct the preparation of, and approve, a report on executive compensation to be included in the Company's proxy statement for its annual meeting of stockholders or Annual Report on Form 10-K filed with the SEC. The Compensation and Human Resources Committee held five meetings during the year ended December 31, 2012. The Compensation and Human Resources Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of the six Independent Directors, and the Nominating and Corporate Governance Committee Chairman is Mr. Bailey. The Nominating and

Corporate Governance Committee's purposes are to: identify and recommend to the Board individuals qualified to serve on the Board; advise the Board with respect to Board composition, procedures and committees; develop and recommend to the Board a set of corporate governance principles applicable to Aimco and its management; and oversee evaluation of the Board and management (in conjunction with the Compensation and Human Resources Committee). The Nominating and Corporate Governance Committee held four meetings during the year ended December 31, 2012. The Nominating and Corporate Governance Committee has a written charter that is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary.

The Nominating and Corporate Governance Committee selects nominees for director on the basis of, among other things, breadth and depth of experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of Aimco's business environment and willingness to devote adequate time and effort to Board responsibilities. In considering nominees for director, the Nominating and Corporate Governance Committee seeks to have a diverse range of experience and expertise relevant to Aimco's business. The Nominating and Corporate Governance Committee assesses the appropriate balance of criteria required of directors and makes recommendations to the Board.

When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee also considers advice and recommendations from others, including stockholders, as it deems appropriate. Such recommendations are evaluated on the basis of the same criteria noted above. The Nominating and Corporate Governance Committee will consider as nominees to the Board for election at next year's annual meeting of stockholders persons who are recommended by stockholders in writing, marked to the attention of Aimco's Corporate Secretary, no later than July 1, 2013. During 2012, no Aimco stockholder (other than the existing directors) expressed interest in serving on the Board, or recommended anyone to serve on the Board.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of stockholders. Based on recommendations from the Nominating and Corporate Governance Committee, the Board determined to nominate Messrs. Bailey, Considine, Keltner, Martin, Miller, and Stein and Ms. Nelson for re-election.

Redevelopment and Construction Committee

The Redevelopment and Construction Committee currently consists of the six Independent Directors, and the Redevelopment and Construction Committee Chairman is Mr. Miller. The Redevelopment and Construction Committee's purposes are to provide oversight and guidance to the Corporation's management regarding redevelopment and construction projects by reviewing work process, policies and standards, recommending modifications thereto and directing related analytical and progress reporting.

Board Leadership Structure

At this time, Aimco's Board believes that combining the Chairman and CEO role is most effective for the Company's leadership and governance. Having one person as Chairman and CEO provides unified leadership and direction to the Company and strengthens the ability of the CEO to develop and implement strategic initiatives and respond efficiently in various situations. The Board also believes the combination of Chairman and CEO positions is appropriate in light of the independent oversight provided by the Board. Aimco has a Lead Independent Director, currently Mr. Martin, who: presides over executive sessions of independent directors; serves as a liaison between the chairman and independent directors; reviews information sent to directors; approves meeting agendas and schedules; may call meetings of independent directors; and, if asked by major stockholders, is available for direct communication if appropriate. In addition to the Lead Independent Director, the Board has a majority of independent directors. Six out of the seven director nominees are independent. All four standing committees (Audit; Compensation and Human Resources; Nominating and Corporate Governance; and Redevelopment and Construction) are composed solely of independent directors.

Separate Sessions of Non-Management Directors and Lead Independent Director

Aimco's Corporate Governance Guidelines (described below) provide that the non-management directors shall meet in executive session without management on a regularly scheduled basis, but no less than four times per year. The non-management directors, which group currently is made up of the six Independent Directors, met in executive session without management four times during the year ended December 31, 2012. Mr. Martin was the Lead Independent Director who presided at such executive sessions in 2012, and he has been designated as the Lead Independent Director who will preside at such executive sessions in 2013.

The following table sets forth the number of meetings held by the Board and each committee during the year ended December 31, 2012.

	Board	Non-Management Directors	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee
Number of Meetings	4	4	5	5	4

Majority Voting for the Election of Directors

In an uncontested election at the meeting of stockholders, any nominee to serve as a director of the Company will be elected if the director receives a majority of votes cast, which means that the number of shares voted "for" a director exceeds the number of shares voted "against" that director. With respect to a contested election, a plurality of all the votes cast at the meeting of stockholders will be sufficient to elect a director. If a nominee who currently is serving as a director receives a greater number of "against" votes for his or her election than votes "for" such election (a "Majority Against Vote") in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under Aimco's Bylaws, any nominee for election as a director in an uncontested election who receives a Majority Against Vote is obligated to tender his or her resignation to the Nominating and Corporate Governance Committee for consideration. The Nominating and Corporate Governance Committee will consider any resignation and recommend to the Board whether to accept it. The Board is required to take action with respect to the Nominating and Corporate Governance Committee's recommendation. Additional details are set out in Article II, Section 2.03 (Election and Tenure of Directors; Resignations) of Aimco's Bylaws.

Director Compensation

2012

In formulating its recommendation for director compensation, the Nominating and Corporate Governance Committee reviews director compensation for independent directors of companies in the real estate industry and companies of comparable market capitalization, revenue and assets and considers compensation trends for other NYSE-listed companies and S&P 500 companies. For the year ended December 31, 2012, Aimco paid the directors serving on the Board as follows:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
James N. Bailey	18,000	147,360	—	—	—	—	165,360
Terry Considine(3)	—	—	—	—	—	—	—
Thomas L. Keltner(4)	18,000	147,360	—	—	—	—	165,360
J. Landis Martin	18,000	147,360	—	—	—	—	165,360
Robert A. Miller(5)	18,000	147,360	—	—	—	—	165,360
Kathleen M. Nelson(6)	18,000	147,360	—	—	—	—	165,360
Michael A. Stein(7)	18,000	147,360	—	—	—	—	165,360

(1) The Independent Directors each receive a cash fee of $1,000 for attendance in person or telephonically at each meeting of the Board, and a cash fee of $1,000 for attendance at each meeting of any Board committee. Joint meetings are sometimes considered as a single meeting for purposes of director compensation.

(2) For 2012, Messrs. Bailey, Keltner, Martin, Miller and Stein and Ms. Nelson were each awarded 6,000 shares of Common Stock, which shares were awarded on January 31, 2012. The dollar value shown above represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and is calculated based on the closing price of Aimco's Common Stock on the New York Stock Exchange on January 31, 2012, of $24.56.

(3) Mr. Considine, who is not an Independent Director, does not receive any additional compensation for serving on the Board.

(4) Mr. Keltner holds an option to acquire 4,429 shares, which is fully vested and exercisable.

(5) Mr. Miller holds an option to acquire 4,429 shares, which is fully vested and exercisable.

(6) Ms. Nelson holds an option to acquire 3,000 shares, which is fully vested and exercisable.

(7) Mr. Stein holds an option to acquire 4,429 shares, which is fully vested and exercisable.

2013

Compensation for each of the Independent Directors in 2013 is an annual fee of 5,500 shares of Common Stock, which shares were awarded on January 29, 2013. The closing price of Aimco's Common Stock on the New York Stock Exchange on January 29, 2013, was $28.03. The Independent Directors will also receive a fee of $1,000 for attendance in person or telephonically at each meeting of the Board, and a fee of $1,000 for attendance at each meeting of any Board committee.

Code of Ethics

The Board has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to the members of the Board, all of Aimco's executive officers and all employees of Aimco or its subsidiaries, including Aimco's principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on Aimco's website (www.aimco.com) and is also available in print to stockholders, upon written request to Aimco's Corporate Secretary. If, in the future, Aimco amends, modifies or waives a provision in the Code of Business Conduct and Ethics, rather than filing a Current Report on Form 8-K, Aimco intends to satisfy any applicable disclosure requirement under Item 5.05 of Form 8-K by posting such information on Aimco's website (www.aimco.com), as necessary.

Corporate Governance Guidelines

The Board has adopted and approved Corporate Governance Guidelines. These guidelines are available on Aimco's website (www.aimco.com) and are also available in print to stockholders, upon written request to Aimco's Corporate Secretary. In general, the Corporate Governance Guidelines address director qualification standards, director responsibilities, the lead independent director, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, stock ownership guidelines and retention requirements, and an annual performance evaluation of the Board.

Communicating with the Board of Directors

Any interested parties desiring to communicate with Aimco's Board, the Lead Independent Director, any of the Independent Directors, Aimco's Chairman of the Board, any committee chairman, or any committee member may directly contact such persons by directing such communications in care of Aimco's Corporate Secretary. All communications received as set forth in the preceding sentence will be opened by the office of Aimco's General Counsel for the sole purpose of determining whether the contents represent a message to Aimco's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

To contact Aimco's Corporate Secretary, correspondence should be addressed as follows:

Corporate Secretary
Office of the General Counsel
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

AUDIT COMMITTEE REPORT TO STOCKHOLDERS

The Audit Committee oversees Aimco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting and disclosure controls and procedures. A written charter approved by the Audit Committee and ratified by the Board governs the Audit Committee. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, its judgment as to the quality, not just the acceptability, of the Company's accounting principles. The Audit Committee also has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, has discussed with the independent registered public accounting firm its independence from the Company and its management, and has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining such firm's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee held five meetings during 2012.

None of the Audit Committee members have a relationship with the Company that might interfere with the exercise of the member's independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements and management's report on internal control over financial reporting be included in the Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. The Audit Committee has also determined that provision by Ernst & Young LLP of other non-audit services is compatible with maintaining Ernst & Young LLP's independence. The Audit Committee and the Board have also recommended, subject to stockholder ratification, the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013.

Date: February 21, 2013

MICHAEL A. STEIN (CHAIRMAN)
JAMES N. BAILEY
THOMAS L. KELTNER
J. LANDIS MARTIN
ROBERT A. MILLER
KATHLEEN M. NELSON

The above report will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the same by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The aggregate fees billed for services rendered by Ernst & Young LLP during the years ended December 31, 2012 and 2011 were approximately $4.22 million and $5.64 million, respectively, and are described below.

Audit Fees

Fees for audit services totaled approximately $2.20 million in 2012 and approximately $3.50 million in 2011. These amounts include fees associated with the annual audit of the financial statements of Aimco, its internal control over financial reporting and the financial statements of certain of its consolidated subsidiaries and unconsolidated investees. Fees for audit services also include fees for the reviews of interim financial statements in Aimco's Quarterly Reports on Form 10-Q, registration statements filed with the SEC, other SEC filings, equity or debt offerings, comfort letters and consents.

Audit-Related Fees

Fees for audit-related services totaled approximately $0.03 million in 2012 and approximately $0.17 million in 2011. Audit-related services principally include various audit and attest work not required by statute or regulation, benefit plan audits, and accounting consultations.

Tax Fees

Fees billed for tax services totaled approximately $1.99 million in 2012 and approximately $1.98 million in 2011. Such amounts included fees for tax compliance services for the Company and approximately 172 subsidiaries or affiliates of approximately $1.88 million in 2012 and approximately $1.87 million in 2011. The portion of the total representing fees for tax planning services amounted to approximately $0.12 million in 2012 and approximately $0.11 million in 2011.

All Other Fees

Fees for all other services not included above were zero in both 2012 and 2011. There were no fees billed or incurred in 2012 or 2011 related to financial information systems design and implementation.

Included in the fees above are audit and tax compliance fees of $1.50 million and $2.36 million for 2012 and 2011, respectively, for services provided to consolidated and unconsolidated partnerships for which an Aimco subsidiary is the general partner. Audit services were provided to approximately 16 such partnerships, and tax compliance services were provided to approximately 172 such partnerships during 2012.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted the Audit and Non-Audit Services Pre-Approval Policy (the "Pre-approval Policy"). The Pre-approval Policy describes the Audit, Audit-related, Tax and Other Permitted services that have the general pre-approval of the Audit Committee, typically subject to a dollar limit of $50,000. The term of any general pre-approval is generally 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. At least annually, the Audit Committee will review and pre-approve the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. In accordance with this review, the Audit Committee may add to or subtract from the list of general pre-approved services or modify the permissible dollar limit associated with pre-approvals. As set forth in the Pre-approval Policy, unless a type of service has received general pre-approval and is anticipated to be within the dollar limit associated with the general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent registered public accounting firm. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the rules on independent registered public accounting firm independence. The Audit Committee will also consider whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with Aimco's business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance Aimco's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor will necessarily be determinative. All of the services described above were approved pursuant to the annual engagement letter or in accordance with the Pre-approval Policy; none were approved pursuant to Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information available to the Company, as of February 28, 2013, with respect to Aimco's equity securities beneficially owned by (i) each director, the chief executive officer, the chief financial officer and the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year, and (ii) all directors and executive officers as a group. The table also sets forth certain information available to the Company, as of February 28, 2013, with respect to shares of Common Stock held by each person known to the Company to be the beneficial owner of more than 5% of such shares. This table reflects options that are exercisable within 60 days. Unless otherwise indicated, each person has sole voting and investment power with respect to the securities beneficially owned by that person. The business address of each of the following directors and executive officers is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, unless otherwise specified.

Name and Address of Beneficial Owner	Number of shares of Common Stock(1)	Percentage of Common Stock Outstanding(2)	Number of Partnership Units(3)	Percentage Ownership of the Company(4)
Directors, Director Nominees & Executive Officers:				
Terry Considine	3,558,531(5)	2.39%	2,439,557(6)	3.83%
Ernest M. Freedman	122,469(7)	*	—	*
Lisa R. Cohn	130,237(8)	*	—	*
Miles Cortez	226,697(9)	*	—	*
John E. Bezzant	43,057(10)	*	—	*
James N. Bailey	74,587	*	—	*
Thomas L. Keltner	46,737(11)	*	—	*
J. Landis Martin	35,713(12)	*	34,646(13)	*
Robert A. Miller	61,532(11)	*	—	*
Kathleen M. Nelson	27,250(14)	*	—	*
Michael A. Stein	57,013(11)	*	—	*
All directors and executive officers as a group (14 persons)	4,454,427(15)	2.99%	2,478,972(16)	4.42%
5% or Greater Holders:				
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	20,150,628(17)	13.82%	—	13.10%
Cohen & Steers, Inc. 280 Park Avenue New York, New York 10017	16,129,927(18)	11.06%	—	10.48%
FMR LLC Devonshire Street Boston, Massachusetts 02109	14,500,538(19)	9.94%	—	9.42%
Blackrock, Inc. 40 East 52nd Street New York, NY 10022	9,411,803(20)	6.45%	—	6.12%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	7,428,967(21)	5.09%	—	4.83%

* Less than 1.0%

(1) Excludes shares of Common Stock issuable upon redemption of common OP Units or Class I High Performance Units ("Class I Units").

(2) Represents the number of shares of Common Stock beneficially owned by each person divided by the total number of shares of Common Stock outstanding. Any shares of Common Stock that may be acquired by a person within 60 days upon the exercise of options, warrants, rights or conversion privileges or pursuant to the power to revoke, or the automatic termination of, a trust, discretionary account or similar arrangement are deemed to be beneficially owned by that person and are deemed outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by that person, but not any other person.

(3) Through wholly-owned subsidiaries, Aimco acts as general partner of AIMCO Properties, L.P., the operating partnership in Aimco's structure. As of February 28, 2013, Aimco held approximately 94.8% of the common partnership interests in AIMCO Properties, L.P. Interests in AIMCO Properties, L.P. that are held by limited partners other than Aimco are referred to as "OP Units." Generally after a holding period of 12 months, common OP Units may be tendered for redemption and, upon tender, may be acquired by Aimco for shares of Common Stock at an exchange ratio of one share of Common Stock for each common OP Unit (subject to adjustment). If Aimco acquired all common OP Units and Class I Units for Common Stock (without regard to the ownership limit set forth in Aimco's Charter), these shares of Common Stock would constitute approximately 5.2% of the then outstanding shares of Common Stock. OP Units are subject to certain restrictions on transfer. Until 2017 and thereafter, Class I Units are generally not redeemable for, or convertible into, Common Stock; however, in the event of a change of control of the Company, holders of the Class I Units will have redemption rights similar to those of holders of common OP Units.

(4) Represents the number of shares of Common Stock beneficially owned, divided by the total number of shares of Common Stock outstanding, assuming, in both cases, that all 5,656,878 OP Units and 2,339,950 Class I Units outstanding as of February 28, 2013, are redeemed in exchange for shares of Common Stock (notwithstanding any holding period requirements, Aimco's ownership limit and, in the case of Class I Units, the absence of a change of control). See note (3) above. Excludes partnership preferred units issued by AIMCO Properties, L.P. and Aimco preferred securities.

(5) Includes 451,306 shares held directly by Mr. Considine and 2,904,479 shares subject to options that are exercisable within 60 days. Also includes the following shares of which Mr. Considine disclaims beneficial ownership: 33,695 shares held by Mr. Considine's spouse; and 169,051 shares held by a non-profit foundation in which Mr. Considine has shared voting and investment power.

(6) Includes 850,185 common OP Units and 1,589,372 Class I Units that represent 15.03% of common OP Units outstanding and 67.92% of Class I Units outstanding, respectively. The 850,185 common OP Units include 510,452 common OP Units held directly by Mr. Considine, 179,735 common OP Units held by an entity in which Mr. Considine has sole voting and investment power, 2,300 common OP Units held by Titahotwo Limited Partnership RLLLP ("Titahotwo"), a registered limited liability limited partnership for which Mr. Considine serves as the general partner and holds a 0.5% ownership interest, and 157,698 common OP Units held by Mr. Considine's spouse, for which Mr. Considine disclaims beneficial ownership. All Class I Units are held by Titahotwo.

(7) Includes 2,269 shares subject to options that are exercisable within 60 days.

(8) Includes 9,090 shares subject to options that are exercisable within 60 days.

(9) Includes 38,831 shares subject to options that are exercisable within 60 days.

(10) Includes 4,180 shares subject to options that are exercisable within 60 days.

(11) Includes 4,429 shares subject to options that are exercisable within 60 days.

(12) Includes 6,323 shares held directly by Mr. Martin and 29,390 shares held by Martin Enterprises LLC. Mr. Martin is the sole manager, and Mr. Martin and trusts (of which Mr. Martin is the sole trustee) formed solely for the benefit of his children are the sole members, of Martin Enterprises LLC.

(13) Includes 280.5 common OP Units, which represent less than 1% of the class outstanding. Also includes 34,365 Class I Units held by Martin Enterprises LLC. These Class I Units represent 1.47% of the class outstanding.

(14) Includes 3,000 shares subject to options that are exercisable within 60 days.

(15) Includes 2,975,136 shares subject to options that are exercisable within 60 days.

(16) Includes 850,466 common OP Units and 1,628,506 Class I Units, which represent 15.03% of common OP Units outstanding and 69.60% of Class I Units outstanding, respectively.

(17) Beneficial ownership information is based on information contained in an Amendment No. 10 to Schedule 13G filed with the SEC on February 21, 2013, by The Vanguard Group, Inc. According to the schedule, The Vanguard Group, Inc. has sole voting power with respect to 432,192 shares and sole dispositive power with respect to 19,795,497 of the shares and shared dispositive power with respect to 355,131 of the shares.

(18) Beneficial ownership information is based on information contained in an Amendment No. 10 to Schedule 13G filed with the SEC on February 14, 2013, by Cohen & Steers, Inc. on behalf of itself and affiliated entities. According to the schedule, included in the securities listed above as beneficially owned by Cohen & Steers, Inc. are 11,718,532 shares and 11,549,212 shares over which Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. (which is held 100% by Cohen & Steers, Inc.), respectively, have sole voting power and 16,129,927 shares and 15,764,446 shares, respectively, over which such entities have sole dispositive power. Also included in the securities listed above are 169,320 shares over which Cohen & Steers Europe S.A. has sole voting power and 365,481 shares over which Cohen & Steers Europe S.A. has sole dispositive power. Cohen & Steers Europe S.A. is held 100% by Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc.

(19) Beneficial ownership information is based on information contained in an Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2013, by FMR LLC on behalf of itself and affiliated persons and entities. The schedule contains the following information regarding beneficial ownership of the shares: (a) Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the beneficial owner of 6,986,458 shares; (b) Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 132,166 shares; (c) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 45,467 shares; (d) Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 423,534 shares; (e) FIL Limited is the beneficial owner of 6,894,523 shares; (f) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC is the beneficial owner of 18,390 shares; and (g) each of Edward C. Johnson 3d and FMR LLC has sole dispositive power with respect to 6,986,458 shares.

(20) Beneficial ownership information is based on information contained in an Amendment No. 3 to Schedule 13G filed with the SEC on February 6, 2013, by Blackrock, Inc.

(21) Beneficial ownership information is based on information contained in Schedule 13G filed with the SEC on February 11, 2013, by State Street Corporation. According to the schedule, State Street Corporation has shared voting and shared dispositive power with respect to all shares reported.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

This CD&A addresses the following:

- Overview of Aimco's "Pay for Performance" Philosophy and 2012 Performance Results;
- Components of Executive Compensation;
- Total Compensation for 2012;
- Other Compensation;
- Post-Employment Compensation and Severance Arrangements;
- Other Benefits; Perquisite Philosophy;
- Stock Ownership Guidelines and Required Holding Periods After Vesting;
- Role of Outside Consultants and Executive Officers;
- Base Salary, Incentive Compensation, and Equity Grant Practices; and
- 2013 Compensation Targets.

Overview of Aimco's "Pay for Performance" Philosophy and 2012 Performance Results

At Aimco's 2012 Annual Meeting of Stockholders, over 94% of the votes cast in the advisory vote on executive compensation that were present and entitled to vote on the matter were in favor of the compensation of Aimco's named executive officers as disclosed in Aimco's 2012 proxy statement. In addition, at Aimco's 2011 Annual Meeting of Stockholders, the Board recommended that our stockholders be provided with the opportunity to submit an advisory vote on the compensation of our named executive officers every year, which our stockholders also strongly supported. Aimco believes that the outcome of these proposals evidences the commitment of our Compensation and Human Resources Committee (the "Committee") to open dialogue with our stockholders regarding our executive compensation program, and the Committee has and will continue to consider these voting results and stockholder sentiments generally as it formulates and implements an executive compensation program designed to align the long-term interests of our executive officers with our stockholders.

Aimco is a "pay for performance" organization. Aimco starts by setting target total compensation near the median of target total compensation for Aimco's peers as identified below, both as a measure of fairness and also to provide an economic incentive to remain with Aimco. In some cases, target total compensation may be lower or higher than the peer median because of the tenure of the executive officer in his or her position. Actual compensation is determined based on Aimco's results and individual performance. Every officer's annual cash incentive compensation, or STI, is based in part on Aimco's performance against its annual corporate goals. The more senior level the officer, the greater the percentage of his or her annual cash incentive compensation that is based on Aimco's performance against its corporate goals, all the way up through Mr. Considine, whose entire annual cash incentive compensation is based on Aimco's performance against its corporate goals. Aimco's long-term incentive compensation, or LTI, follows a similar tiered structure. Every officer's LTI is based in part on Aimco's one-year and three-year total stockholder return ("TSR") as compared to the MSCI US REIT Index (the "REIT Index"), with executive officers having a greater share of their LTI based on TSR performance. LTI vests over time, typically a period of four years, so that officers bear longer term exposure to decisions made and to create "switching costs." Aimco also requires substantial equity holdings by executive officers in order to increase their alignment with stockholders.

Aimco had a strong year of performance in 2012. Aimco's conventional same-store NOI was up 6.5% in 2012. Although Aimco trailed the apartment REIT median for NOI growth of 7.6%, Aimco's conventional same-store NOI margin improved in 2012 by 130 basis points to more than 65%, with the margin being an Aimco record. In 2012, pro forma FFO per share was up 12%, and AFFO per share was up by 31%.

Aimco continued to improve its portfolio in 2012. Average monthly revenues per unit of $1,362 in Aimco's conventional portfolio in fourth quarter 2012 were 7.9% above those of fourth quarter 2011. During 2012, Aimco sold 24 conventional properties with average monthly revenues per unit of $912, and 47 affordable properties with average monthly revenues per unit of $759, and continued to increase the percentage of its overall portfolio in conventional properties. Aimco expects to continue to sell properties inconsistent with its portfolio strategy and to invest the proceeds from such sales in redevelopment and acquisitions of higher quality properties. Through this disciplined approach to capital recycling, from 2007 through 2012, Aimco increased its year-end conventional portfolio average monthly revenue per unit at a compound annual growth rate of 6.1%, about three times that of market rent growth during the same period. Aimco's outsized growth reflects the impact of portfolio improvements through property sales, redevelopment and acquisitions.

Aimco continued to simplify its business in 2012, lowering costs. Aimco closed on the sale of its legacy asset management business during the fourth quarter of 2012. In addition, in early 2012, Aimco committed to exiting the affordable property business over time. In order to effectuate the exit, Aimco has focused first on selling affordable properties not developed with low income housing tax credits. Over the next four to five years, Aimco expects to sell all remaining affordable properties and reinvest the net proceeds in its conventional portfolio. At year end, Aimco's affordable portfolio was less than 8% of Aimco's investment total.

Aimco continued its focus on cost discipline in 2012. In 2012, Aimco's gross off-site costs were 3% lower than 2011, and 55% lower than 2008. These lower costs are primarily due to Aimco's strategy of simplifying its business and resulting adjustments in scale, as Aimco focuses on maintaining a geographically diversified portfolio of conventional properties that average "B/B+" in quality. For example, at December 31, 2012, Aimco's real estate portfolio consisted of 265 owned properties (175 conventional and 90 affordable) in which Aimco had an average ownership of 93%. At December 31, 2011, Aimco's owned real estate portfolio consisted of 370 properties (198 conventional and 172 affordable) in which Aimco had an average ownership of 85%, and Aimco's fee-managed portfolio consisted of 148 properties, for a total portfolio of 518 properties. At December 31, 2008, Aimco's owned real estate portfolio consisted of 599 properties (310 conventional and 289 affordable) in which Aimco had an average ownership of 80%, and Aimco's fee-managed portfolio consisted of 393 properties, for a total portfolio of 992 properties. Aimco's on-site costs increased by 1.6% in 2012. By comparison, on-site costs for other apartment REITs increased by approximately 2.2% on average, and the CPI increased by 2.1%. Over the past five years, Aimco's on-site costs have decreased by 1%. By comparison, over the same period, on-site costs for other apartment REITs have increased by 7% on average, and the CPI increased by 11%.

Aimco continued to improve its balance sheet in 2012. Aimco used the proceeds from the sale of common equity to redeem approximately $600 million of higher cost preferred equity. The activity was accretive to FFO and AFFO on an annual run-rate of $0.04 and $0.12, respectively. Aimco reduced leverage by $965 million ($809 million net of acquisitions and limited partner transactions), and improved its fourth quarter 2012 annualized ratio of debt and preferred stock to EBITDA from 9.6:1 to 7.7:1. Aimco's recourse debt at December 31, 2012, was limited to its revolving credit facility, which Aimco uses for working capital purposes and to secure letters of credit. At year end, Aimco had no outstanding borrowings on the revolving credit facility, and available capacity was $454.6 million, net of $45.4 million of letters of credit backed by the facility. During 2012, Aimco closed on a $190.7 million, forty-two year loan to finance the redevelopment of its Lincoln Place community with an interest rate of 2.73%.

Aimco's Board of Directors declared a cash dividend of $0.24 per share on its Class A Common Stock for the quarter ended December 31, 2012, which, on an annualized basis, is a 26% increase compared to the dividends paid during 2012. Aimco expects to pay quarterly dividends at the increased rate, which is double the 2011 rate, during 2013.

Aimco's one-year and three-year TSRs both outperformed the REIT Index and the S&P 500 Total Return Index, as shown in the graph on the following page. Aimco's one-year TSR was also the highest among apartment REITs in 2012.


Total Stockholder Return (TSR)
For the Periods Ending December 31, 2012
25%
20%
15%
10%
5%
0%
1-Year TSR
3-Year TSR
Aimco
Morgan Stanley REIT Index
S&P 500

As set forth in detail below and in the chart beginning on page 28, Aimco outperformed on its corporate goals for 2012, resulting in 2012 cash incentive payouts above target. Similarly, Aimco's outperformance on both one-year and three-year TSR resulted in 2012 long-term incentive compensation payouts above target.

Components of Executive Compensation

Total compensation for Aimco's executive officers is comprised of the following components:

- Base compensation;
- Short-term incentive compensation ("STI"), paid in cash; and
- Long-term incentive compensation ("LTI"), paid in restricted stock, stock options and/or deferred cash. LTI vests over time (typically a period of four years).

How the Committee determines the amount of target total compensation for executive officers.

The Compensation and Human Resources Committee (the "Committee") reviews the performance of, and determines the compensation for, the Chief Executive Officer. The Committee also reviews the decisions made by the Chief Executive Officer as to the compensation of Aimco's other executive officers.

Base compensation is determined by reference to the median base compensation paid by peer comparators (discussed further below) for similar positions. In general, base compensation for executives relatively new to their positions is set below the median, and base compensation for seasoned executives is set near the median.

STI is generally targeted to deliver total cash compensation (base compensation plus STI) levels at the median paid by peer comparators, with meaningful upside and downside. LTI is generally targeted to deliver total compensation (base compensation, STI and LTI) levels at the median paid by peer comparators.

How peer comparators are identified.

Aimco considers enterprise Gross Asset Value ("GAV"), which is Aimco's estimation of the fair value of its assets, as an imprecise, but reasonable, representation of the complexity of a real estate business and of the responsibilities of its leaders. In addition to GAV, Aimco also reviews other factors, including gross revenues, number of properties, and number of employees, to determine if these factors provide any additional insight into the size and complexity factors of its analysis. Based on this analysis, Aimco included as "peers" for 2012 compensation the following 20 real estate companies: Alexandria Real Estate Equities, Inc., AvalonBay Communities Inc., Camden Property Trust, CBL & Associates Properties, Inc., Developers Diversified Realty Corp., Digital Realty Trust, Inc., Douglas Emmett, Inc., Duke Realty Corp., Essex Property Trust, Health Care REIT, Inc., Host Hotels & Resorts, Inc., Kimco Realty Corp., Liberty Property Trust, Macerich Co., Public Storage, Inc., Regency Centers Corp., SL Green Realty Corp., Taubman Centers, Inc., UDR, Inc., and Ventas, Inc. At the time 2012 compensation targets were established, approximately half of these real estate companies had a larger GAV, and approximately half of these real estate companies had a smaller GAV, than Aimco.

How the Committee determines the allocation of Mr. Considine's target total compensation between base compensation, STI and LTI.

The Committee's philosophy with respect to Mr. Considine's base compensation is to set a fixed base compensation amount to provide a level of base compensation that is competitive with pay for comparable chief executive officer positions in real estate companies and companies in other industries with similar revenue size and management complexity. The Committee set that level at $600,000 in Mr. Considine's employment agreement.

Mr. Considine's employment agreement provides for an overall minimum target incentive amount, but does not specify a certain percentage of the target incentive to be in the form of STI versus LTI. In connection with renewing his employment agreement in December 2008, the Committee set Mr. Considine's target STI and target LTI by reference to the median target total cash compensation and median target total compensation for Aimco's peers in 2008.

How Aimco determines the allocation of target total compensation for executive officers (other than the CEO) between base compensation, STI and LTI.

Base compensation amounts are generally the same for officers with comparable levels of responsibility to provide internal equity and consistency among executive officers. Executive officer base compensation is paid in cash. In some cases, base compensation varies from that of the market median or from that of officers with comparable levels of responsibility because of the current recruiting or retention market for a particular position, or because of the tenure of a particular officer in his or her position.

Target STI and LTI for executive officers was set using median competitive target total cash compensation and median target total compensation for Aimco's peers.

How incentive compensation (STI and LTI) serves Aimco's objectives.

Incentive compensation is used primarily to provide total compensation potential that is competitive with pay for comparable positions in real estate companies. Providing incentive compensation in the form of Aimco equity that vests over time (typically a period of four years) serves as a retention incentive, aligns executive compensation with stockholder objectives and serves as an incentive to take a longer-term view of Aimco's performance. When the equity is in the form of restricted stock, the compensation is linked to performance because the future value of the equity depends on the performance of Aimco's stock.

Risk analysis of Aimco's compensation programs.

Neither Aimco's executive compensation program nor any of its non-executive compensation programs create risk-taking incentives that are reasonably likely to have a material adverse effect on the organization. Aimco's compensation programs align with the long-term interests of the Company, as follows:

- *Limits on STI.* The compensation of executive officers and other team members is not overly weighted toward STI. Moreover, STI is capped.

- *Use of LTI.* LTI is included in target total compensation for all officers and vests over time, typically a period of four years. The vesting period encourages officers to focus on sustaining Aimco's long-term performance. Executive officers with more responsibility for strategic and operating decisions have a greater percentage of their target total compensation allocated to LTI. Like STI, LTI is capped.
- *Stock ownership guidelines and required holding periods after vesting.* Aimco's stock ownership guidelines require all executive officers to hold a certain amount of Aimco equity. Any executive officer who has not yet satisfied the stock ownership requirements for his or her position must satisfy certain required holding periods after vesting until stock ownership requirements are met. These policies ensure each executive officer has a substantial amount of personal wealth tied to long-term holdings in Aimco stock. As noted in the section below titled "Stock Ownership Guidelines and Required Holding Periods After Vesting," all of Aimco's named executive officers already exceed the ownership targets.
- *Shared performance metrics across the organization.* A portion of STI for all officers and corporate team members is based upon Aimco's performance against its corporate goals, which are core to the long-term strategy of Aimco's business and are reviewed and approved by the Board.
- *LTI based in part on TSR.* A portion of LTI for all officers is based on Aimco's one-year and three-year TSR as compared to the REIT Index.
- *Multiple performance metrics.* Incentive compensation for Aimco team members is based on many different performance metrics. Aimco's five corporate goals for 2012, with sub-goals, contained twelve different performance measurements. In addition, through Aimco's performance management program, Managing Aimco Performance, or MAP, which sets and monitors performance objectives for each team member, each team member has several different individual performance goals that are set at the beginning of the year and approved by management. Each of the named executive officers other than Mr. Considine (whose individual goals were identical to Aimco's corporate goals) had an average of seven individual goals for 2012. Having multiple performance metrics inherently reduces excessive or unnecessary risk-taking as incentive compensation is spread among a number of metrics rather than a few.

Total Compensation for 2012

For 2012, total compensation is the sum of base compensation, STI and LTI.

Base Compensation for 2012

Mr. Considine's Base Compensation

In 2012, Mr. Considine's base compensation of $600,000 was paid in cash. His base compensation of $600,000 has remained unchanged since 2006.

Other Executive Officer Base Compensation

For 2012, base compensation for all other executive officers was set between $325,000 and $375,000.

Incentive Compensation for 2012

The Compensation Committee determined Mr. Considine's STI by the extent to which Aimco met five designated corporate goals, which are described below and are referred to as Aimco's Key Performance Indicators, or KPI.

For the other executive officers, calculation of STI is determined by two components, Aimco's performance against the KPI and each individual officer's achievement of his or her MAP goals. For Mr. Freedman and

Ms. Cohn, given the breadth of their roles in the implementation of company strategy, an allocation of the target STI is made primarily based on KPI as follows: 75% of the target STI is calculated based on KPI and 25% of the target STI is calculated based on MAP. For example, if an executive's target STI is $350,000, then 75% of that amount, or $262,500, varies based on KPI results and 25% of that amount, or $87,500, varies based on MAP results. If KPI results are 50%, then the executive receives 50% of $262,500 (or $131,250) for that portion of his STI and if MAP results are 100%, then the executive receives 100% of the $87,500, for a total STI payment of $218,750.

For Messrs. Cortez and Bezzant, an allocation of the target STI is made as follows: 50% of the target STI is calculated based on KPI and 50% of the target STI is calculated based on MAP.

Aimco's KPI consisted of five corporate goals that were reviewed with, and approved by, the Committee — namely, property operations performance, portfolio quality and property standards, financial performance, balance sheet, and compliance and team member engagement. These goals and their expected successful outcome aligned executive officers with the long-term goals of the Company without encouraging them to take unnecessary and excessive risks. For most goals, threshold performance paid out at 50%; target performance paid out at 100%; and maximum performance paid out at 200%. For some goals, performance was capped at target. Performance below threshold resulted in no payout. Where performance was between threshold and target or between target and maximum, the proportion of the award earned was interpolated. Three of the five goals also carried components that were based on qualitative assessments not based on numerical targets. The following were Aimco's KPI for 2012 and the Company's performance against those goals:

Corporate Goals	Target Goal	Actual Achievement	Payout
1. Property Operations Performance (30%)			
• Total Revenue Performance (20%)	Achievement of 2012 Budget	0.63% unfavorable to Budget	17.90% payout
• Total Expense Performance (5%)	Achievement of 2012 Budget	1.28% favorable to Budget	7.13% payout
• Customer Satisfaction (5%)	80%	75.87%	2.94% payout
2. Portfolio Quality and Property Standards (25%)			
• Net Cash Proceeds from Property Sales (5%)	$192 million	$296 million	10.00% payout
• Whether Property Sales and Acquisitions were Consistent with and Enhanced Aimco's Portfolio Quality and Allocation Objectives (5%)	Qualitative	Aimco acquired communities in San Diego, Manhattan, and Phoenix. As of December 31, 2012, 91% of Aimco's portfolio was in Aimco's target markets, up from 90% at December 31, 2011. Aimco sold lower rated assets and assets with lower free cash flow internal rates of return. Aimco's rents continued to track local market averages, as Aimco aimed to maintain a "B/B+" portfolio, targeting 100-125% of local market average rents.	Committee determined a 4.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.

Corporate Goals	Target Goal	Actual Achievement	Payout
• Long Term Capital Needs Plan, Property Standards and Capital Spending Goals (5%)	Qualitative	Aimco created long term capital needs plans and preventive maintenance plans for a number of communities; made additional investment into Aimco's flooring and granite program beyond what was contemplated in the 2012 Budget; and achieved stretch goals around the timing of completion of certain capital projects in 2012.	Committee determined a 3.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
• Achievement of Budgeted Expectations on Schedule and Costs for Certain Major Redevelopment Projects (10%)	Qualitative	Aimco started, continued, and/or completed eleven major redevelopment projects in 2012. Although most of the projects progressed on schedule and on Budget, Aimco experienced schedule delays and/or additional costs beyond Budget on several of the projects.	Committee determined a 5.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
3. Financial Performance (25%)			
• Adjusted Funds from Operations (20%)[1]	$1.24 per share	$1.33 per share	38.00% payout
• Off-Site Costs (5%)	$110 million	$113 million	2.50% payout
4. Balance Sheet (10%)			
• Refinancing Goals; Securing Funding Commitments; Reduction in Near-Term Debt Maturities (10%)	Qualitative	Aimco used the proceeds from the sale of common equity to redeem approximately $600 million of higher cost preferred equity. The activity was accretive to FFO and AFFO on an annual run-rate of $0.04 and $0.12, respectively. Aimco reduced leverage by $965 million ($809 million net of acquisitions and limited partner transactions), and improved its fourth quarter 2012 annualized ratio of debt and preferred stock to EBITDA from 9.6:1 to 7.7:1. During 2012, Aimco closed on a $190.7 million, forty-two year loan to finance the redevelopment of its Lincoln Place community with an interest rate of 2.73%. Aimco made substantial progress in reducing debts maturing in 2012-2016, eliminating $115 million in debt maturing in 2012, and reducing debts maturing in 2013, 2014, 2015 and 2016 from $319 million to $183 million, from $257 million to $252 million, from $220 million to $204 million, and from $532 million to $506 million, respectively.	Committee determined a 15.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.

[1] Reported AFFO was $1.34 per share. For purposes of Aimco's compensation plan, AFFO was adjusted downward to normalize for certain items not contemplated in Aimco's 2012 budget.

Corporate Goals	Target Goal	Actual Achievement	Payout
5. Compliance and Team Member Engagement (10%)			
• Compliance (5%)[2]	Qualitative	Aimco achieved its goals relating to Sarbanes-Oxley Section 404 internal control results, legal and regulatory requirements including those related to subsidized housing and fair housing, bond covenants, environmental laws and regulations, labor and employment laws and regulations, Aimco's Code of Business Conduct and Ethics, and workplace safety rules.	Committee determined a 5.00% payout for Mr. Considine and Mr. Considine made the same determination for the rest of the named executive officers.
• Team Member Engagement (5%)	80%	Aimco's 2012 team member engagement score from internal surveys was 81.0%.	5.50% payout

[2] Performance capped at Target.

Due to Aimco's outperformance on multiple goals, Aimco's overall KPI performance was 115.97%. Accordingly, each executive officer was awarded 115.97% of the portion of his or her target STI attributable to KPI.

At the start of 2012, the Committee determined for Mr. Considine, and Mr. Considine determined for the other executive officers, that LTI for 2012 would be based in part on TSR. Specifically, one-third of each executive officer's LTI target would be awarded for the purpose of attracting and retaining key talent integral to the success of Aimco. Two-thirds of the LTI target would be based on TSR, with half (one-third of the total LTI target) based on Aimco's one-year TSR as compared to the REIT Index, and half (another one-third of the total LTI target) based on Aimco's three-year TSR as compared to the REIT Index. Aimco TSR at greater than 110% of the REIT Index would result in a 125% payout of the LTI target attributable to TSR, and Aimco TSR at less than 90% of the REIT Index would result in a 75% payout of the LTI target attributable to TSR. Aimco TSR between 90% and 110% of the REIT Index would result in a 100% payout of the LTI target attributable to TSR.

Both Aimco's one-year TSR and three-year TSR were greater than 110% of the REIT Index, resulting in payouts of 125% on those portions of the LTI target attributable to TSR. Accordingly, each executive officer was awarded 116.67% of his or her target LTI (*i.e.*, one-third of the LTI target was for purposes of retention and paid at 100%; one-third of the LTI target was paid at 125% based on outperformance on one-year TSR; and one-third of the LTI target was paid at 125% based on outperformance on three-year TSR; and the net effect of these three components resulted in an overall award of 116.67% of target LTI).

Mr. Considine's employment agreement provides for target incentive compensation (both STI and LTI combined) of not less than $3.9 million. Mr. Considine's STI for 2012 was entirely based on Aimco's performance against the five designated corporate goals. Mr. Considine's STI was calculated by multiplying his STI target of $1.05 million by 115.97%, which was Aimco's overall performance on the five corporate goals. Mr. Considine's LTI was calculated by multiplying his LTI target of $2.85 million by 116.67%. This resulted in the following:

		Target Total Incentive Compensation		2012 Incentive Compensation			
				STI	LTI		
Target Total Compensation ($)	Paid Base ($)	STI (Cash $)	LTI ($)	Cash ($)	Stock Options ($)	Restricted Stock ($)	Total 2012 Compensation ($)
4,500,000	600,000	1,050,000	2,850,000	1,217,685	—	3,325,095	5,142,780

Mr. Considine's STI is paid in cash and his LTI is in the form of 119,479 shares of restricted stock, which vest ratably over four years. The shares were granted on January 28, 2013. Because the equity award for 2012 LTI was made in 2013, pursuant to the applicable disclosure rules, such award will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2013" table in Aimco's proxy statement for the 2014 annual meeting of stockholders. For the purpose of calculating the number of shares of restricted stock to be granted, the dollar amounts allocated to restricted stock were divided by $27.83 per share, which was the average of the closing trading prices of Aimco's Common Stock on the five trading days up to and including the grant date. The five-day average was used to provide a more fair approximation of the value of the stock at the time of grant by muting the effect of any single day spikes or declines. Providing LTI in the form of Aimco equity that vests over time serves as a retention incentive, aligns Mr. Considine's compensation with stockholder objectives and serves as an incentive to take a longer term view of Aimco's performance. Mr. Considine's compensation is highly variable, and has changed significantly with performance over the past five years.

As noted above, for Mr. Freedman and Ms. Cohn, an allocation of the target STI is made as follows: 75% of the target STI was calculated based on Aimco's performance against the KPI and 25% of the target STI was calculated based on each executive's achievement of his or her individual MAP objectives. For Messrs. Cortez and Bezzant, 50% of the target STI was calculated based on Aimco's performance against the KPI and 50% of the target STI was calculated based on each executive's achievement of his individual MAP goals. As noted above, Aimco's KPI performance was 115.97%. Accordingly, each executive officer was awarded 115.97% of the portion of his or her STI (*i.e.*, 75% of the target STI amount shown below for Mr. Freedman and Ms. Cohn, and 50% of the target STI amount shown below for Messrs. Cortez and Bezzant) attributable to KPI. In determining the MAP achievement component of 2012 STI, Mr. Considine determined that: Mr. Freedman's MAP achievement would be paid at 112.5% for his contributions to finance and planning and to strengthening Aimco's balance sheet; Ms. Cohn's MAP achievement would be paid at 112.5% for her leadership over legal matters, insurance, risk management, compliance, and human resources; Mr. Cortez's MAP achievement would be paid at 100% for his role in addressing issues related to assets in the portfolio requiring specialized oversight and negotiation; and Mr. Bezzant's MAP achievement would be paid at 112.5% for his contributions related to Aimco's portfolio strategy. The Committee reviewed Mr. Considine's determinations.

			Target Total Incentive Compensation		2012 Incentive Compensation ($)			
					STI	LTI		
	Target Total Compensation ($)	Paid Base ($)	STI (Cash $)	LTI ($)	Cash ($)	Stock Options ($)	Restricted Stock ($)	Total 2012 Compensation ($)
Mr. Freedman	1,250,000	375,000	350,000	525,000	402,859	—	612,518	1,390,377
Ms. Cohn	1,250,000	375,000	350,000	525,000	402,859	—	612,518	1,390,377
Mr. Cortez	945,000	350,000	260,000	335,000	280,761	—	390,845	1,021,606
Mr. Bezzant	800,000	325,000	275,000	200,000	314,147	—	233,340	872,487

Pursuant to the applicable disclosure rules, the STI shown above appears in the Summary Compensation Table under the column headed "Non-Equity Incentive Plan Compensation."

With respect to LTI, the shares of restricted stock were granted January 28, 2013, and vest ratably over four years. Because the equity awards for 2012 incentive compensation were made in 2013, pursuant to the applicable disclosure rules, such awards will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2013" table in Aimco's proxy statement for the 2014 annual meeting of stockholders. For the purpose of calculating the number of shares of restricted stock to be granted, the dollar amounts allocated to restricted stock were divided by $27.83 per share, which was the average of the closing trading prices of Aimco's Common Stock on the five trading days up to and including the grant date.

Other Compensation

From time to time, Aimco determines to provide executive officers with additional compensation in the form of discretionary cash or equity awards. No such additional compensation was provided to the named executive officers in 2012.

On January 28, 2013, Aimco awarded Mr. Bezzant a restricted stock award of 7,187 shares, with an approximate fair market value at the grant date of $200,000. This grant, which vests ratably over four years beginning August 1, 2014, was provided for the purpose of retention and brought the "switching costs" for Mr. Bezzant closer to the median switching costs of comparable positions within the Aimco peer group.

Post-Employment Compensation and Severance Arrangements

401(k)

Aimco provides a 401(k) plan that is offered to all Aimco team members. Aimco does not currently provide employer matching contributions; however, Aimco may resume employer matching contributions on a discretionary basis at any time.

Other than the 401(k) plan, Aimco does not provide post-employment benefits. Aimco does not have a pension plan, a SERP or any other similar arrangements.

Executive Severance Arrangements

Aimco has an executive severance policy that provides that Aimco shall seek stockholder approval or ratification of any future severance agreement for any senior executive officer that provides for benefits, such as lump-sum or future periodic cash payments or new equity awards, in an amount in excess of 2.99 times such executive officer's base salary and bonus. Compensation and benefits earned through the termination date, the value of vesting or payment of any equity awards outstanding prior to the termination date, pro rata vesting of any other long-term awards, or benefits provided under plans, programs or arrangements that are applicable to one or more groups of employees in addition to senior executives are not subject to the policy. Even prior to the Committee's response to the stockholder proposal, it had been Aimco's longstanding practice not to enter into agreements with senior executives to provide excessive severance arrangements.

Executive Employment Arrangements

On December 29, 2008, Aimco entered into an employment agreement with Mr. Considine to replace his July 29, 1994, employment agreement and the 2002 non-competition and non-solicitation agreement between Mr. Considine and Aimco. The employment agreement was entered into to reflect current practice and update Aimco's agreement with Mr. Considine, which had not been formally revised since the Company's initial public offering in 1994, and to make the compensation arrangements compliant with certain Internal Revenue Service requirements, primarily Section 409A of the Code, which required documentary compliance by December 31, 2008. In connection with the execution of the employment agreement, Mr. Considine did not receive any additional equity awards or signing bonus. The Committee evaluated the terms of Mr. Considine's employment agreement in comparison to those of the CEOs of Aimco's peers and other comparable companies.

The employment agreement is for an initial five-year term, with automatic renewal for successive one-year terms until the year in which Mr. Considine reaches age 70, unless earlier terminated. The employment agreement eliminates the evergreen term in the prior employment agreement.

Mr. Considine continues to receive his current base pay of $600,000, subject to future increase. Mr. Considine also continues to be eligible to participate in Aimco's performance-based incentive compensation plan with a target total incentive compensation amount of not less than $3.9 million, which may be paid in cash or in equity.

The employment agreement provides severance payments to Mr. Considine upon his termination of employment by Aimco without cause, by Mr. Considine for good reason and upon a termination for reason of disability.

Mr. Considine is not entitled to any additional or special payments upon the occurrence of a change in control. Mr. Considine's "walk right" under the 1994 employment agreement (that is, his right to severance payments upon his terminating employment with the Company within two years following a change in control) was eliminated. The definition of "change in control" was also narrowed to increase the required percentage of change in ownership and to require the occurrence of the applicable change in control event, rather than just shareholder approval of such event.

Upon termination of his employment by Aimco without cause, by Mr. Considine for good reason, or upon a termination for reason of disability, Mr. Considine is generally entitled to (a) a lump sum cash payment equal to two times the sum of base salary at the time of termination and $1.65 million, subject to certain limited reductions, (b) any STI earned but unpaid for a prior fiscal year, (c) a pro-rata portion of a $1.65 million STI amount for the fiscal year in which the termination occurs, and (d) immediate full acceleration of any outstanding unvested stock options and equity awards with certain limitations on the term thereof.

In the event of Mr. Considine's death, the Company will pay or provide to Mr. Considine's estate any earned but unpaid base salary and vested accrued benefits and any STI earned but unpaid for a prior fiscal year, and all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable subject to certain limitations on the term thereof.

Under the employment agreement, in the event payments to Mr. Considine are subject to the excise tax imposed by Section 4999 of the Code, Mr. Considine is entitled to receive a limited gross-up payment, subject to a maximum of $5 million. If covered payments are less than 10% over the permitted limit, Mr. Considine is required to reduce his payments to avoid triggering a gross-up payment. The limited gross-up payment is intended to balance the interests of Aimco's stockholders, eliminate the incentive for the early exercise of stock options and reflect competitive practice.

The employment agreement also contains customary confidentiality provisions, a limited mutual non-disparagement provision, and non-competition, non-solicitation and no-hire provisions.

None of Messrs. Freedman, Cortez, or Bezzant or Ms. Cohn has an employment agreement or severance arrangement. The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Considine, Freedman, Cortez, Bezzant and Ms. Cohn provide that, upon a change of control, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Other Benefits; Perquisite Philosophy

Aimco's executive officer benefit programs are substantially the same as for all other eligible officers and employees. Aimco does not provide executives with more than minimal perquisites, such as reserved parking places.

Stock Ownership Guidelines and Required Holding Periods After Vesting

Aimco believes that it is in the best interest of Aimco's stockholders for Aimco's executive officers to own Aimco stock. The Committee and management have established stock ownership guidelines for Aimco's executive officers. Equity ownership guidelines for all executive officers are determined as a minimum of the lesser of a multiple of the executive's base salary or a fixed number of shares. The Committee and Mr. Considine reviewed each executive officer's holdings in light of the stock ownership guidelines and each executive officer's accumulated realized and unrealized stock option and restricted stock gains.

Aimco's stock ownership guidelines require the following:

Officer Position	Ownership Target
Chief Executive Officer	Lesser of 5x base salary or 150,000 shares
Chief Financial Officer	Lesser of 5x base salary or 75,000 shares
Chief Administrative Officer	Lesser of 4x base salary or 35,000 shares
Other Executive Vice Presidents	Lesser of 3x base salary or 22,500 shares

Any executive who has not satisfied the stock ownership guidelines must, until the stock ownership guidelines are satisfied, hold 50% of after tax shares of restricted stock for at least three years from the date of vesting, and hold 50% of shares acquired upon option exercises (50% calculated after exercise price plus taxes) for at least three years from the date of exercise.

Each of Messrs. Considine, Freedman, Cortez and Bezzant and Ms. Cohn exceed the ownership targets established in Aimco's stock ownership guidelines.

Role of Outside Consultants and Executive Officers

The Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Committee. The Committee has engaged Barney & Barney LLC ("Barney & Barney") as its independent compensation consultant. At the direction of the Committee, Barney & Barney coordinates and consults with Ms. Cohn and Jennifer Johnson, Senior Vice President – Human Resources, regarding executive compensation matters. Barney & Barney provides the Committee with an independent view of both market data and plan design. Aimco management has engaged FPL Associates L.P. ("FPL") to review Aimco's executive compensation plan. Neither Barney & Barney nor FPL provided other services to the Company. The Committee has assessed the independence of Barney & Barney and FPL pursuant to SEC rules and has concluded that there are no conflict of interest issues.

Base Salary, Incentive Compensation, and Equity Grant Practices

Base salary adjustments typically take effect on January 1. The Committee (for Mr. Considine), and Mr. Considine, in consultation with the Committee (for the other executive officers), determine incentive compensation in late January or early February. STI is typically paid in February or March. LTI is awarded on a date determined by the Committee, typically in late January or in February.

Aimco grants equity in three scenarios: in connection with incentive compensation, as discussed above; in connection with certain new-hire or promotion packages; and for purposes of retention and attaining a competitive level of "switching costs."

With respect to LTI, the Committee sets the grant date for the stock option and restricted stock grants. The Committee sets grant dates at the time of its final compensation determination, generally in late January or in February. The date of determination and date of award are not selected based on share price. In the case of new-hire packages that include equity awards, option grants are made on the employee's start date or on a date designated in advance based on the passage of a specific number of days after the employee's start date. For non-executive officers, as provided for in the 2007 Plan, the Committee has delegated the authority to make equity awards, up to certain limits, to the Chief Financial Officer (Mr. Freedman) and/or Corporate Secretary (Ms. Cohn). The Committee and Mr. Freedman and Ms. Cohn time grants without regard to the share price or the timing of the release of material non-public information and do not time grants for the purpose of affecting the value of executive compensation.

In 2012, other than with respect to year-end incentive compensation for 2011, Aimco made no equity awards, either as part of new-hire packages or as additional compensation.

2013 Compensation Targets

The Committee set Mr. Considine's target total compensation (base compensation, STI and LTI) for 2013 at the minimum target provided for in his employment agreement of $4.5 million, which target is unchanged from 2012. Mr. Considine set target total compensation (base compensation, STI and LTI) for 2013 for the other named executive officers as follows: Mr. Freedman — $1.525 million; Ms. Cohn — $1.25 million; Mr. Cortez — $945,000; and Mr. Bezzant — $800,000. Mr. Considine increased the target total compensation amount for Mr. Freedman by $275,000 over 2012 target, for the purpose of setting his target total compensation amount closer to the median for comparable positions within Aimco's peer group. Both Aimco and individual performance will determine the amounts paid for 2013 short-term incentive compensation, and such amounts may be less than, or in excess of, these target amounts. Aimco TSR performance will determine the amounts paid for 2013 long-term incentive compensation according to the same plan that was in place for 2012, and such long-term incentive amounts may be less than, or in excess of, these target amounts. STI will be paid in cash, and LTI will be paid in the form of restricted stock, stock options and/or deferred cash.

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT TO STOCKHOLDERS

The Compensation and Human Resources Committee held five meetings during fiscal year 2012. The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation and Human Resources Committee, the Compensation and Human Resources Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

Date: February 21, 2013

THOMAS L. KELTNER (CHAIRMAN)
JAMES N. BAILEY
J. LANDIS MARTIN
ROBERT A. MILLER
KATHLEEN M. NELSON
MICHAEL A. STEIN

The above report will not be deemed to be incorporated by reference into any filing by Aimco under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Aimco specifically incorporates the same by reference.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation attributable to the principal executive officer, principal financial officer and the three other most highly compensated executives in 2012, for the years 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Terry Considine — Chairman of the Board of Directors, President and Chief Executive Officer (3)	2012	600,000	—	2,834,825	—	1,217,685	—	4,652,510
	2011	600,000	—	2,347,175	—	1,334,340	—	4,281,515
	2010	600,000	—	2,160,003	—	1,349,460	—	4,109,463
Ernest M. Freedman — Executive Vice President and Chief Financial Officer	2012	375,000	—	447,607	—	429,769(4)	—	1,252,376
	2011	350,000	—	1,475,349(5)	—	396,045(6)	—	2,221,394
	2010	335,000	—	375,008	—	354,535(7)	—	1,064,543
Lisa R. Cohn — Executive Vice President, General Counsel and Secretary	2012	375,000	—	447,607	—	402,859	—	1,225,466
	2011	350,000	—	1,475,349(8)	—	370,305	—	2,195,654
	2010	325,000	—	357,516	—	342,417	—	1,024,933
Miles Cortez — Executive Vice President and Chief Administrative Officer	2012	350,000	—	283,483	—	280,761	—	914,244
	2011	350,000	—	334,478	—	257,549	—	942,027
	2010	350,000	—	385,005	—	253,071	—	988,076
John Bezzant — Executive Vice President, Transactions	2012	325,000	—	99,474	—	386,835(9)	—	811,309

(1) This column represents the aggregate grant date fair value of stock awards in the year granted computed in accordance with FASB ASC Topic 718, although they are attributable to LTI in respect of the prior compensation year. Because stock awards for 2012 incentive compensation were made in 2013, pursuant to the applicable disclosure rules, such awards will be reflected in the "Summary Compensation Table" and "Grants of Plan-Based Awards in 2013" table in Aimco's proxy statement for the 2014 annual meeting of stockholders. For additional information on the valuation assumptions with respect to the grants reflected in this column, refer to Note 14 to Aimco's consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2012.

(2) For 2012, the amounts in this column represent the amounts for non-equity incentive compensation determined by the Committee on January 28, 2013, for which target amounts were established by the Committee on January 30, 2012, as discussed below in the "Grants of Plan-Based Awards in 2012" table. For 2012, cash payments were made on February 28, 2013.

(3) Mr. Considine receives annual cash compensation pursuant to an employment agreement with Aimco. The base salary under the employment agreement is subject to review and adjustment as may be determined by the Committee from time to time. For 2010, 2011, and 2012, Mr. Considine received his base salary in cash. Mr. Considine is also eligible for a bonus determined by the Committee. The employment agreement provides that Mr. Considine's target incentive opportunity shall not be less than $3.9 million, provided the applicable achievement targets are met; however, for 2010 Mr. Considine voluntarily reduced his target incentive in consideration of the economic turmoil. For 2011 and 2012, Mr. Considine's target incentive was set at the $3.9 million amount provided for in his employment agreement.

(4) Of this amount, $402,859 represents Mr. Freedman's annual short term incentive bonus for 2012, and $26,910 represents a payout in 2012 pursuant to a prior year long-term cash grant.

(5) Of this amount, $469,435 represents Mr. Freedman's annual long-term incentive bonus for 2010, and $1,005,914 represents an award granted on January 31, 2011, for the purpose of retention and to bring

Mr. Freedman's "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group. The latter award vests primarily at the end of four and one-half years from the date of grant (in August 2015).

(6) Of this amount, $370,305 represents Mr. Freedman's annual short term incentive bonus for 2011, and $25,740 represents a payout in 2011 pursuant to a prior year long-term cash grant.

(7) Of this amount, $329,965 represents Mr. Freedman's annual short term incentive bonus for 2010, and $24,570 represents a payout in 2010 pursuant to a prior year long-term cash grant.

(8) Of this amount, $469,435 represents Ms. Cohn's annual long-term incentive bonus for 2010, and $1,005,914 represents an award granted on January 31, 2011, for the purpose of retention and to bring Ms. Cohn's "switching costs" closer to the median switching costs of comparable positions within the Aimco peer group. The latter award vests primarily at the end of four and one-half years from the date of grant (in August 2015).

(9) Of this amount, $314,147 represents Mr. Bezzant's annual short term incentive bonus for 2012, and $72,688 represents payouts in 2012 pursuant to prior year long-term cash grants.

GRANTS OF PLAN-BASED AWARDS IN 2012

The following table provides details regarding plan-based awards granted to the named executive officers during the year ended December 31, 2012.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Under-Lying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	
Terry Considine	1/30/2012(1)	525,000	1,050,000	2,047,500	—	—	—	116,900	—	—	2,834,825
Ernest M. Freedman	1/30/2012(1)	175,000	350,000	621,250	—	—	—	18,458	—	—	447,607
Lisa R. Cohn	1/30/2012(1)	175,000	350,000	621,250	—	—	—	18,458	—	—	447,607
Miles Cortez	1/30/2012(1)	130,000	260,000	416,000	—	—	—	11,690	—	—	283,483
John Bezzant	1/30/2012(1)	137,500	275,000	440,000	—	—	—	4,102	—	—	99,474

(1) On January 30, 2012, in connection with its review and determination of year-end 2011 compensation, the Committee approved certain compensation arrangements related to Mr. Considine and, in conjunction with Mr. Considine, the Committee approved certain compensation arrangements related to Messrs. Freedman, Cortez and Bezzant, and Ms. Cohn. For 2011, year-end bonuses were in the form of cash and equity, and because the equity grants were made in 2012 (even though they were for 2011 compensation), as required by the disclosure rules, the equity portion is shown above.

Pursuant to the 2007 Plan, the Committee made equity awards as follows: Mr. Considine — 116,900 shares of restricted stock; Mr. Freedman — 18,458 shares of restricted stock; Ms. Cohn — 18,458 shares of restricted stock; Mr. Cortez — 11,690 shares of restricted stock; and Mr. Bezzant — 4,102 shares of restricted stock. All of the foregoing equity awards vest ratably over four years beginning with the first anniversary of the grant date.

The number of shares of restricted stock granted was determined based on the average of the closing trading prices of Aimco's Common Stock on the New York Stock Exchange on the five trading days up to and including the grant date, or $24.38. Holders of restricted stock are entitled to receive any dividends declared and paid on such shares commencing on the date of grant.

(2) On January 30, 2012, the Committee made determinations of target total incentive compensation for 2012 based on achievement of Aimco's five corporate goals for 2012, and achievement of specific individual objectives. Target total incentive compensation amounts were as follows: Mr. Considine — $3.9 million; Mr. Freedman — $875,000; Ms. Cohn —$875,000; Mr. Cortez — $595,000; and Mr. Bezzant — $475,000. The table above indicates the target cash

portion of these target total incentive amounts. The equity portions of these target total incentive amounts were awarded in 2013; therefore, pursuant to the applicable disclosure rules, such awards will be reflected in this table in Aimco's proxy statement for the 2014 annual meeting of stockholders.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2012, for the named executive officers, other than those awards that have been transferred for value. The table also shows unvested and unearned stock awards assuming a market value of $27.06 a share (the closing market price of the Company's Common Stock on the New York Stock Exchange on December 31, 2012).

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Terry Considine	0(3)	202,429(3)		8.92	2/3/2019	116,900(4)	3,163,314		
	194,451(5)	0(5)		28.33	1/29/2018	68,872(6)	1,863,676		
	842,620(7)	0(7)		28.33	1/29/2018	64,710(8)	1,751,053		
	215,546(9)	0(9)		42.43	2/5/2017				
	130,634(10)	0(10)		42.43	2/5/2017				
	170,328(11)	0(11)		29.11	2/13/2016				
	705,622(12)	0(12)		29.11	2/13/2016				
	442,849(13)	0(13)		25.78	2/16/2015				
Ernest M. Freedman	2,269(14)	0(14)		28.33	1/29/2018	18,458(15)	499,473		
						13,774(16)	372,724		
						34,436(17)	931,838		
						11,234(18)	303,992		
Lisa R. Cohn	8,102(19)	0(19)		28.33	1/29/2018	18,458(15)	499,473		
	988(20)	0(20)		21.72	2/19/2014	13,774(16)	372,724		
	1,305(21)	0(21)		24.63	2/3/2013	34,436(17)	931,838		
						10,710(22)	289,813		
						7,100(23)	192,126		
Miles Cortez	11,102(24)	0(24)		28.33	1/29/2018	11,690(25)	316,331		
	27,729(26)	0(26)		21.72	2/19/2014	9,814(27)	265,567		
						11,534(28)	312,110		
						7,100(29)	192,126		
John Bezzant	4,180(30)	0		28.33	1/29/2018	4,102(31)	111,000		
						3,321(32)	89,866		
						7,871(33)	212,989		

(1) Pursuant to the anti-dilution provisions of the plan pursuant to which the options were granted, the number of shares subject to the then outstanding options and the exercise price of such options were adjusted, where applicable, to reflect the special dividends paid in January 2008, August 2008, December 2008, and January 2009. The footnotes to each option award provide the original number of shares subject to the option and the original exercise price on the grant date.

(2) Amounts reflect the number of shares of restricted stock that have not vested multiplied by the market value of $27.06 per share, which was the closing market price of Aimco's Common Stock on December 31, 2012.

(3) This option was granted for the purchase of 809,717 shares at an exercise price of $8.92 per share and vests 25% on each anniversary of the grant date of February 3, 2009; the option was exercised in part for 202,430 shares on May 6, 2010, for 202,429 shares on February 8, 2011, and for 202,429 shares on February 28, 2012.

(4) This restricted stock award was granted January 30, 2012, for a total of 116,900 shares and vests 25% on each anniversary of the grant date.

(5) This option was granted for the purchase of 138,249 shares at an exercise price of $39.85 per share and vested 100% on the first anniversary of the grant date of January 29, 2008.

(6) This restricted stock award was granted January 31, 2011, for a total of 91,830 shares and vests 25% on each anniversary of the grant date.

(7) This option was granted for the purchase of 599,078 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(8) This restricted stock award was granted February 26, 2010, for a total of 129,419 shares and vests 25% on each anniversary of the grant date.

(9) This option was granted for the purchase of 146,018 shares at an exercise price of $62.63 per share and vested 25% on each anniversary of the grant date of February 5, 2007.

(10) This option was granted for the purchase of 88,496 shares at an exercise price of $62.63 per share and vests 20% on each anniversary of the grant date of February 5, 2007.

(11) Because Aimco earned at least $2.40 per share of adjusted funds from operations for 2006, this option grant for the purchase of 115,385 shares at an exercise price of $42.98 per share vested on the first anniversary of the grant date of February 13, 2006.

(12) This option was granted for the purchase of 478,011 shares at an exercise price of $42.98 per share and vested 20% on each anniversary of the grant date of February 13, 2006.

(13) This option was granted for the purchase of 300,000 shares at an exercise price of $38.05 per share and vested 20% on each anniversary of the grant date of February 16, 2005.

(14) This option was granted for the purchase of 1,613 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(15) This restricted stock award was granted January 30, 2012, for a total of 18,458 shares and vests 25% on each anniversary of the grant date.

(16) This restricted stock award was granted January 31, 2011, for a total of 18,366 shares and vests 25% on each anniversary of the grant date.

(17) This restricted stock award was granted January 31, 2011, for a total of 39,355 shares and vests 12.5% on each of August 1, 2012, August 1, 2013, and August 1, 2014, and 62.5% on August 1, 2015.

(18) This restricted stock award was granted February 26, 2010, for a total of 22,469 shares and vests 25% on each anniversary of the grant date.

(19) This option was granted for the purchase of 5,760 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(20) This option was granted for the purchase of 1,116 shares at an exercise price of $32.05 per share and vested 20% on each anniversary of the grant date of February 19, 2004; the option was exercised in part for 447 shares on August 29, 2006.

(21) This option was granted for the purchase of 2,212 shares at an exercise price of $36.35 per share and vested 40% on the second anniversary, and 20% on each of the third, fourth, and fifth anniversaries, of the grant date of February 3, 2003; the option was exercised in part for 1,328 shares on August 29, 2006.

(22) This restricted stock award was granted February 26, 2010, for a total of 21,421 shares and vests 25% on each anniversary of the grant date.

(23) This restricted stock award was granted February 3, 2009, for a total of 28,403 shares and vests 25% on each anniversary of the grant date.

(24) This option was granted for the purchase of 7,893 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(25) This restricted stock award was granted January 30, 2012, for a total of 11,690 shares and vests 25% on each anniversary of the grant date.

(26) This option was granted for the purchase of 31,306 shares at an exercise price of $32.05 per share and vested 20% on each anniversary of the grant date of February 19, 2004; the option was exercised in part for 12,523 shares on December 11, 2006.

(27) This restricted stock award was granted January 31, 2011, for a total of 13,086 shares and vests 25% on each anniversary of the grant date.

(28) This restricted stock award was granted February 26, 2010, for a total of 23,068 shares and vests 25% on each anniversary of the grant date.

(29) This restricted stock award was granted February 3, 2009, for a total of 28,403 shares and vests 25% on each anniversary of the grant date.

(30) This option was granted for the purchase of 2,972 shares at an exercise price of $39.85 per share and vests 25% on each anniversary of the grant date of January 29, 2008.

(31) This restricted stock award was granted January 30, 2012, for a total of 4,102 shares and vests 25% on each anniversary of the grant date.

(32) This restricted stock award was granted January 31, 2011, for a total of 4,428 shares and vests 25% on each anniversary of the grant date.

(33) This restricted stock award was granted January 31, 2011, for a total of 7,871 shares and vests 50% on each of August 1, 2014 and August 1, 2015.

OPTION EXERCISES AND STOCK VESTED IN 2012

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during the year ended December 31, 2012, for the persons named in the Summary Compensation Table above.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Terry Considine	1,336,458	8,915,496	55,313	1,388,254
Ernest M. Freedman	—	N/A	17,366	449,360
Lisa R. Cohn	—	N/A	22,628	576,386
Miles Cortez	—	N/A	17,453	437,501
John Bezzant	—	N/A	2,131	52,419

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the market price of the stock on the day the shares of restricted stock vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In the table and discussion that follows, payments and other benefits payable upon early termination and change in control situations are set out as if the conditions for payments had occurred and/or the terminations took place on December 31, 2012. In setting out such payments and benefits, amounts that had already been earned as of the termination date are not shown. Also, benefits that are available to all full-time regular employees when their employment terminates are not shown. The amounts set forth below are estimates of the amounts which could be paid out to the named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officers' separation from Aimco.

Mr. Considine's 2008 Employment Agreement

Under his 2008 employment agreement, Mr. Considine is not entitled to any additional or special payments upon the occurrence of a change in control. Mr. Considine's "walk right" under the 1994 employment agreement (that is, his right to severance payments upon his terminating employment with the Company within two years following a change in control) was eliminated. The definition of "change in control" was also narrowed to increase the required percentage of change in ownership and to require the occurrence of the applicable change in control event, rather than just stockholder approval of such event.

In the event Mr. Considine's employment is terminated without cause by Aimco, by Mr. Considine for good reason, or for reason of disability, Mr. Considine will be entitled to: a lump sum cash payment equal to two times the sum of his base salary at the time of termination and $1.65 million, subject to certain limited deductions; the amount of any STI earned but unpaid for the fiscal year preceding the termination date; a pro-rata portion of a $1.65 million STI amount for the fiscal year in which the termination occurs; continued medical coverage at Aimco's expense until the earlier of (a) eighteen months following the date of termination, or (b) Mr. Considine becoming eligible for coverage under the medical plans of a subsequent employer, provided that in the event Mr. Considine's medical coverage terminates pursuant to (a), he will be entitled to a lump sum payment equal to six times the monthly COBRA premium then in effect; and immediate and full acceleration of any unvested stock awards and outstanding unvested stock options, with all outstanding stock options (along with all options already vested) remaining exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

In the event of Mr. Considine's disability, the lump sum cash payment described above shall be offset by any long-term disability benefits received under Aimco's long-term disability insurance plan. In the event of a qualifying disability, Mr. Considine is entitled to $10,000 per month in long-term disability pay for the length of the qualifying disability up to age 65.

In the event of Mr. Considine's death, Aimco will pay or provide to Mr. Considine's estate the amount of any STI earned but unpaid for the prior fiscal year, and all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

Under the employment agreement, in the event payments to Mr. Considine are subject to the excise tax imposed by Section 4999 of the Code, Mr. Considine is entitled to receive a limited gross-up payment, subject to a maximum of $5 million. If covered payments are less than 10% over the permitted limit, Mr. Considine is required to reduce his payments to avoid triggering a gross-up payment.

Accelerated Vesting Upon Change of Control

The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Considine, Freedman, Cortez and Bezzant and Ms. Cohn provide that upon a change of control, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Accelerated Vesting upon Termination of Employment Due to Death or Disability

As set forth above, in the event Mr. Considine's employment is terminated for reason of disability, Mr. Considine will be entitled to immediate and full acceleration of any unvested stock awards and outstanding unvested stock options, with all outstanding stock options (along with all options already vested) remaining exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term. In the event of Mr. Considine's death, all equity-based and other long-term incentive awards granted to Mr. Considine will become immediately fully vested and payable, as applicable, and all outstanding stock option awards will remain exercisable until the earliest to occur of the fifth anniversary of the date of termination or the expiration of the applicable option term.

The restricted stock and stock option agreements pursuant to which restricted stock and stock option awards have been made to Messrs. Freedman, Cortez and Bezzant and Ms. Cohn provide that upon termination of employment due to death or disability, all outstanding shares of restricted stock become immediately and fully vested and all unvested stock options become immediately and fully vested and remain exercisable (along with all options already vested) for the remainder of the term of the option.

Non-competition and Non-Solicitation Agreements

Effective in January 2002 for Messrs. Considine and Cortez, and in connection with their employment by Aimco for Messrs. Freedman and Bezzant and Ms. Cohn, Aimco entered into certain non-competition and/or non-solicitation agreements with each executive. Mr. Considine's 2002 non-competition and non-solicitation agreement was replaced by his December 2008 employment agreement. Pursuant to the agreements, each of these named executive officers agreed that during the term of his or her employment with the Company and for a period of two years following the termination of his or her employment, except in circumstances where there was a change in control of the Company, he or she could not (i) be employed by a competitor of the Company named on a schedule to the agreement, (ii) solicit other employees to leave the Company's employment, or (iii) solicit customers of Aimco to terminate their relationship with the Company. The agreements further required that the named executive officers protect Aimco's trade secrets and confidential information. The agreement for Mr. Freedman does not include the non-competition covenant as described in (i) above. For Messrs. Cortez and Bezzant and Ms. Cohn, the agreements provide that in order to enforce the above-noted non-competition condition following the executive's termination of employment by the Company without cause, each such executive will receive, for a period not to extend beyond the earlier of 24 months following such termination or the date of acceptance of employment with a non-competitor, (i) severance pay in an amount, if any, to be determined by the Company in its sole discretion and (ii) a monthly payment equal to two-thirds (2/3) of such executive's monthly base salary at the time of termination. For purposes of these agreements, "cause" is defined to mean, among other things, the executive's (i) breach of the agreement, (ii) failure to perform required employment services, (iii) misappropriation of Company funds or property, (iv) indictment, conviction, plea of guilty or plea of no contest to a crime involving fraud or moral turpitude, or (v) negligence, fraud, breach of fiduciary duty, misconduct or violation of law.

The following table summarizes the potential payments under various scenarios if they had occurred on December 31, 2012.

Name	Value of Accelerated Stock and Stock Options ($)(1)				Severance ($)					
	Change in Control	Death or Disability	Termination Without Cause	Termination With Good Reason	Change in Control	Death	Disability	Termination Without Cause	Termination For Good Reason	Non-Compete Payments ($)(2)
Terry Considine	10,450,105	10,450,105	10,450,105	10,450,105	—	—	6,175,668(3)(4)	6,175,668 (4)	6,175,668 (4)	—
Ernest M. Freedman	2,108,028	2,108,028	—	—	—	—	—	—	—	—
Lisa R. Cohn	2,285,975	2,285,975	—	—	—	—	—	—	—	500,000
Miles Cortez	1,086,134	1,086,134	—	—	—	—	—	—	—	466,667
John Bezzant	413,856	413,856	—	—	—	—	—	—	—	433,328

(1) Amounts reflect value of accelerated stock and options using the closing market price on December 31, 2012, of $27.06 per share.

(2) Amounts assume the agreements were enforced by the Company and the payments extended for 24 months.

(3) Amount does not reflect the offset for long-term disability benefit payments in the case of a qualifying disability under Aimco's long-term disability insurance plan.

(4) Amount consists of a lump sum cash payment equal to (a) two times the sum of his base salary and $1.65 million, (b) $1.65 million STI for 2012, and (c) 24 months of medical coverage reimbursement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information on equity compensation plans as of the end of the 2012 fiscal year under which equity securities of the Company are authorized for issuance is set forth in the following table.

Plan Category	Number of Securities To Be Issued upon Exercise of Outstanding Options Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Subject to Outstanding Unexercised Grants)
Equity compensation plans approved by security holders	3,044,630	$28.39	1,252,945
Equity compensation plans not approved by security holders	—	—	—

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Aimco recognizes that related person transactions can present potential or actual conflicts of interest and create the appearance that Aimco's decisions are based on considerations other than the best interests of Aimco and its stockholders. Accordingly, as a general matter, it is Aimco's preference to avoid related person transactions. Nevertheless, Aimco recognizes that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of Aimco and its stockholders. The Nominating and Corporate Governance Committee, pursuant to a written policy approved by the Board, has oversight for related person transactions. The Nominating and Corporate Governance Committee will review transactions, arrangements or relationships in which (1) the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, (2) Aimco (or any Aimco entity) is a participant, and (3) any related party has or will have a direct or indirect interest (other than an interest arising solely as a result of being a director of another corporation or organization that is a party to the transaction or a less than 10 percent beneficial owner of another entity that is a party to the transaction). The Nominating and Corporate Governance Committee has also given its standing approval for certain types of related person transactions such as certain employment arrangements, director compensation, transactions with another entity in which a related person's interest is only by virtue of a non-executive employment relationship or limited equity position, and transactions in which all stockholders receive pro rata benefits. Since the beginning of 2012, there were no related person transactions that required review under the policy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Aimco's executive officers and directors, and persons who own more than ten percent of a registered class of Aimco's equity securities, to file reports (Forms 3, 4 and 5) of stock ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and beneficial owners of more than ten percent of Aimco's registered equity securities are required by SEC regulations to furnish Aimco with copies of all such forms that they file.

Based solely on Aimco's review of the copies of Forms 3, 4 and 5 and the amendments thereto received by it for the year ended December 31, 2012, or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, Aimco believes that during the period ended December 31, 2012, all filing requirements were complied with by its executive officers and directors.

Stockholders' Proposals. Proposals of stockholders intended to be presented at Aimco's Annual Meeting of Stockholders to be held in 2014 must be received by Aimco, marked to the attention of the Corporate Secretary, no later than November 14, 2013, to be included in Aimco's proxy statement and form of proxy for that meeting. Proposals must comply with the requirements as to form and substance established by the SEC for proposals in order to be included in the proxy statement. Proposals of stockholders submitted to Aimco for consideration at Aimco's annual meeting of stockholders to be held in 2014 outside the processes of Rule 14a-8 (*i.e.*, the procedures for placing a stockholder's proposal in Aimco's proxy materials) will be considered untimely if received by the Company before December 31, 2013, or after January 30, 2014.

Other Business. Aimco knows of no other business that will come before the Meeting for action. As to any other business that comes before the Meeting, the persons designated as proxies will have discretionary authority to act in their best judgment.

Available Information. Aimco files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's public filings are also available to the public from commercial document retrieval services and on the internet site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows Aimco to "incorporate by reference" information into this Proxy Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for any information superseded by information contained directly in the Proxy Statement. This Proxy Statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (Commission file No. 1-13232). This document contains important information about the Company and its financial condition.

Aimco incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement and the date of the Meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Aimco has mailed all information contained or incorporated by reference in this Proxy Statement to stockholders.

If you are a stockholder, the Company may have sent you some of the documents incorporated by reference, but you can obtain any of them through the Company or the SEC or the SEC's internet site described above. Documents incorporated by reference are available from the Company without charge, excluding all exhibits unless specifically incorporated by reference as exhibits in the Proxy Statement. Stockholders may obtain documents incorporated by reference in this Proxy Statement by requesting them in writing from the Company at the following address:

Corporate Secretary
Apartment Investment and Management Company
4582 South Ulster Street
Suite 1100
Denver, Colorado 80237

If you would like to request documents from the Company, please do so by April 16, 2013, to receive them before the Meeting. If you request any incorporated documents, they will be mailed to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this Proxy Statement to vote your shares at the Meeting. The Company has not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement. This Proxy Statement is dated March 4, 2013. You should not assume that the information contained in the Proxy Statement is accurate as of any date other than that date.

THE BOARD OF DIRECTORS

March 4, 2013
Denver, Colorado

March 4, 2013

My Fellow Shareholders,

On behalf of Apartment Investment and Management Company and the entire Aimco team, I am pleased to provide you with our 2012 10-K, our Corporate Citizenship Report, and the Proxy Statement for the Annual Meeting of Shareholders to be held in Denver on April 30, 2013.

2012 was a good year for Aimco and its shareholders: FFO per share was up year-over-year by 12%; AFFO per share was up by 31%; and dividends per share were up by 58%. The Aimco share price was up by 18.1%, providing shareholders a total return of 21.7%. This was ahead of the S&P 500 and MSCI US REIT indices and the best result among the apartment REITs.

Other 2012 highlights were:

1. Operations:

During 2012, Keith Kimmel, Karyn Marasco, Kevin Mosher and their teams focused on increasing revenue and controlling expenses, all while improving customer satisfaction and retention. Revenue was up 4.7% year-over-year. Customer satisfaction led to continued low turnover and average renewal rent increases of 5.5%. Operating expenses before utilities, insurance and taxes were *down* by 2.7% (and over the past four years have compounded at the annual rate of a *negative* 1.4%). As a result, net operating income ("NOI") grew by 6.5%, our highest rate since 2006.

In 2013, we plan for more of the same: higher rents earned by customer satisfaction, cost control based on low customer turnover and attention to life-cycle costs, and increased NOI.

2. Portfolio Management:

Thanks to John Bezzant and his team, our portfolio gets better and better. In our Conventional portfolio, monthly revenues per apartment home were up 8% year-over-year...to $1,362...as the result of higher market rents combined with the disciplined selling of lower-rated properties. During 2012, we sold 24 of our lowest-rated Conventional properties and 47 Affordable properties, with monthly revenues per apartment home of $912 and $759, respectively. These sales produced about $270 million in cash proceeds to Aimco, which were re-invested in property upgrades, redevelopments and a few property acquisitions.

Through this disciplined approach to capital recycling, from 2007 through 2012, Aimco increased year-end Conventional portfolio monthly revenues per apartment home at the compound annual growth rate of 6.1%, about three times the rate of market rent growth. Our Affordable portfolio is now no more than 8% of our business.

In 2013, we plan to continue to upgrade our portfolio by making "paired trades" to sell lower-rated properties to invest the cash proceeds in redevelopment and, possibly, some property acquisitions. We also plan that our Affordable portfolio will continue to wind down over the next several years.

3. Redevelopment:

During 2012, Dan Matula, Ralph Pickett, Betsy Weingarten and their teams directed our investment of $100 million in 10 well-located, highly accretive redevelopments, two of which are now complete.

We expect to invest an additional $300 million over the next two or so years in the eight continuing redevelopments, creating, at today's valuations, more than $300 million ($2 per share) of Net Asset Value.

During 2013, we look for contribution from apartment homes becoming occupied and rent-paying at three previously vacant properties, Lincoln Place, Pacific Bay Vistas and The Preserve at Marin, all located in coastal California. We also expect to prepare for additional redevelopments to be started in 2014 and later.

4. Balance Sheet:

Aimco leverage is largely fixed-rate, long term and non-recourse. Thanks to the work of Ernie Freedman, Patti Fielding and their teams, we reduced leverage by about $1 billion during 2012 ($800 million net of property acquisitions and limited partner transactions). The ratio of our Debt plus Preferred Equity to EBITDA was 7:7 at year-end, down 20% year-over-year.

We enjoy ample liquidity with more than $230 million of cash and restricted cash on hand; a largely unused $500 million line of credit; and loan commitments to fund more than half of our planned 2013 redevelopment spending… including at Lincoln Place a $191 million loan for 42 years at an interest rate of 2.73%!

We are on track to reduce leverage, measured as Debt plus Preferred Equity to EBITDA, to 7:1 and below during the next year or so. We expect interest expense to decline, adding $0.07 per share to bottom line, about one-half as retained earnings of $80 million are applied to amortize property debt balances and one-half as maturing loans are refinanced at today's lower interest rates.

We plan to increase financial flexibility to prepare for any future stress in capital markets by adding to our pool of unencumbered properties. We will also continue discussions with rating agencies with the goal of obtaining an investment-grade rating to lower the cost of any future preferred equity issuance.

5. Simplification:

We are focused on owning, operating and redeveloping a portfolio of apartment homes that is diversified by market and by price point, averaging B/B+ in quality. We believe that this diversification will provide the best balance of rent growth and predictability.

During 2012, Lisa Cohn, John Bezzant and their teams worked together to simplify Aimco by selling NAPICO, our legacy asset-management business. They also led our work to buy out limited partner positions in 11 separate partnerships, seven of which were public and required separate audits, SEC filings, and other compliance activities costing approximately $1 million per year. By simplifying our business and exercising good discipline, their work reduced off-site costs by more than $4 million in 2012.

In 2013, we expect off-site costs will be lower year-over-year by $12 million, as 2012 activities "earn-in" and as we continue our work to simplify and focus the Aimco business.

Looking forward, I am optimistic. Demographics favor apartment demand in the next few years. The Aimco team grows better and better at attracting, satisfying and retaining customers. We have a deep pipeline of accretive redevelopment opportunities. Our balance sheet is safe, liquid and built with the understanding that capital markets are unpredictable.

I feel particularly fortunate to work with a management team that is able, hard working and highly collegial. This is not happenstance: we make an explicit effort to foster respect and collaboration among teammates. Miles Cortez, together with Jennifer Johnson on Lisa's team, leads our efforts. Teamwork is a high priority and they are making it an integral part of the Aimco culture.

In all that we do, we benefit from the wise counsel of our directors who are each well qualified and highly engaged. With their help and the help of all my teammates, this is a happy time to work at Aimco!

On behalf of the Aimco Board of Directors and the entire Aimco team, I thank you for your investment. We are all working hard to make it more valuable.

Sincerely,



Terry Considine
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 1-13232 (Apartment Investment and Management Company)
Commission File Number 0-24497 (AIMCO Properties, L.P.)

Apartment Investment and Management Company
AIMCO Properties, L.P.

(Exact name of registrant as specified in its charter)


SEC Mail
Processing
Received
MAR 1 3 2013
Wash. D.C.
193
Section

Maryland (Apartment Investment and Management Company) **Delaware (AIMCO Properties, L.P.)** **(State or other jurisdiction of incorporation or organization)**	**84-1259577** **84-1275621** **(I.R.S. Employer Identification No.)**
4582 South Ulster Street, Suite 1100 **Denver, Colorado** **(Address of principal executive offices)**	**80237** **(Zip Code)**

(303) 757-8101
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock (Apartment Investment and Management Company)	New York Stock Exchange
Class Z Cumulative Preferred Stock (Apartment Investment and Management Company)	New York Stock Exchange

Securities registered pursuant to Section 12(b) of the Act:
None (Apartment Investment and Management Company)
Partnership Common Units (AIMCO Properties, L.P.)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Apartment Investment and Management Company: Yes ☐ No ☒ *AIMCO Properties, L.P.:* Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
Apartment Investment and Management Company: Yes ☒ No ☐ *AIMCO Properties, L.P.:* Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Apartment Investment and Management Company:
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

AIMCO Properties, L.P.:
Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Apartment Investment and Management Company: Yes ☐ No ☒ *AIMCO Properties, L.P.:* Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of Apartment Investment and Management Company held by non-affiliates of Apartment Investment and Management Company was approximately $3.9 billion as of June 30, 2012. As of February 22, 2013, there were 145,820,892 shares of Class A Common Stock outstanding.

Documents Incorporated by Reference

Portions of Apartment Investment and Management Company's definitive proxy statement to be issued in conjunction with Apartment Investment and Management Company's annual meeting of stockholders to be held April 30, 2013, are incorporated by reference into Part III of this Annual Report.

EXPLANATORY NOTE

This filing combines the Annual Reports on Form 10-K for the fiscal year ended December 31, 2012, of Apartment Investment and Management Company, or Aimco, and AIMCO Properties, L.P., or the Aimco Operating Partnership. Where it is important to distinguish between the two entities, we refer to them specifically. Otherwise, references to "we," "us" or "our" mean collectively Aimco, the Aimco Operating Partnership and their consolidated subsidiaries.

Aimco, a Maryland corporation, is a self-administered and self-managed real estate investment trust, or REIT. Aimco, through wholly-owned subsidiaries, is the general and special limited partner of and, as of December 31, 2012, owned a 94.8% ownership interest in the common partnership units of, the Aimco Operating Partnership. The remaining 5.2% interest is owned by limited partners. As the sole general partner of the Aimco Operating Partnership, Aimco has exclusive control of the Aimco Operating Partnership's day-to-day management.

The Aimco Operating Partnership holds all of Aimco's assets and manages the daily operations of Aimco's business and assets. Aimco is required to contribute all proceeds from offerings of its securities to the Aimco Operating Partnership. In addition, substantially all of Aimco's assets must be owned through the Aimco Operating Partnership; therefore, Aimco is generally required to contribute all assets acquired to the Aimco Operating Partnership. In exchange for the contribution of offering proceeds or assets, Aimco receives additional interests in the Aimco Operating Partnership with similar terms (e.g., if Aimco contributes proceeds of a stock offering, Aimco receives partnership units with terms substantially similar to the stock issued by Aimco).

We believe combining the periodic reports of Aimco and Aimco Operating Partnership into this single report provides the following benefits:

- presents our business as a whole, in the same manner our management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation since a substantial portion of the disclosures apply to both Aimco and the Aimco Operating Partnership; and
- saves time and cost through the preparation of a single combined report rather than two separate reports.

We operate Aimco and the Aimco Operating Partnership as one enterprise and the management of Aimco directs the management and operations of the Aimco Operating Partnership.

We believe it is important to understand the few differences between Aimco and the Aimco Operating Partnership in the context of how Aimco and the Aimco Operating Partnership operate as a consolidated company. Aimco has no assets or liabilities other than its investment in the Aimco Operating Partnership. Also, Aimco is a corporation that issues publicly traded equity from time to time, whereas the Aimco Operating Partnership is a partnership that has no publicly traded equity. Except for the net proceeds from stock offerings by Aimco, which are contributed to the Aimco Operating Partnership in exchange for additional limited partnership interests (of a similar type and in an amount equal to the shares of stock sold in the offering), the Aimco Operating Partnership generates all remaining capital required by its business. These sources include the Aimco Operating Partnership's working capital, net cash provided by operating activities, borrowings under its revolving credit facility, the issuance of secured and unsecured debt and equity securities, including additional partnership units, and proceeds received from the disposition of certain properties and investments in real estate.

Shareholders' equity, partners' capital and noncontrolling interests are the main areas of difference between the consolidated financial statements of Aimco and those of the Aimco Operating Partnership. Interests in the Aimco Operating Partnership held by entities other than Aimco are classified within partners' capital in the Aimco Operating Partnership's financial statements and as noncontrolling interests in Aimco's financial statements.

To help investors understand the differences between Aimco and the Aimco Operating Partnership, this report provides separate consolidated financial statements for Aimco and the Aimco Operating Partnership; a single set of consolidated notes to such financial statements that includes separate discussions of Aimco's shareholders' equity and the Aimco Operating Partnership's partners' capital, as applicable; and a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that includes discrete information related to each entity.

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibit 31 and 32 certifications for Aimco and the Aimco Operating Partnership in order to establish that the requisite certifications have been made and that Aimco and the Aimco Operating Partnership are both compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 18 U.S.C. §1350.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.

TABLE OF CONTENTS

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2012

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain information included in this Annual Report contains or may contain information that is forward-looking, within the meaning of the federal securities laws, including, without limitation, statements regarding our ability to maintain current or meet projected occupancy, rental rates and property operating results, the effect of acquisitions, dispositions and redevelopments, and our ability to comply with debt covenants, including financial coverage ratios. Actual results may differ materially from those described in these forward-looking statements and, in addition, will be affected by a variety of risks and factors, some of which are beyond our control, including, without limitation: financing risks, including the availability and cost of financing and the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; earnings may not be sufficient to maintain compliance with debt covenants; real estate risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; the terms of governmental regulations that affect us and interpretations of those regulations; the competitive environment in which we operate; the timing of acquisitions, dispositions and redevelopments; insurance risk, including the cost of insurance; natural disasters and severe weather such as hurricanes; litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; energy costs; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us. In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of stock ownership. Readers should carefully review our financial statements and the notes thereto, as well as the section entitled "Risk Factors" described in Item 1A of this Annual Report and the other documents we file from time to time with the Securities and Exchange Commission.

PART I

Item 1. *Business*

The Company

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets of the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, owns a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as "OP Units." OP Units include common partnership units, high performance partnership units and partnership preferred units, which we refer to as common OP Units, HPUs and preferred OP Units, respectively. We also refer to HPUs as common partnership unit equivalents. At December 31, 2012, after eliminations for units held by consolidated subsidiaries, the Aimco Operating Partnership had 153,569,090 common partnership units and equivalents outstanding. At December 31, 2012, Aimco owned 145,563,903 of the common partnership units (94.8% of the outstanding common partnership units and equivalents of the Aimco Operating Partnership) and Aimco had outstanding an equal number of shares of its Class A Common Stock, which we refer to as Common Stock.

As of December 31, 2012, our portfolio of owned properties consists of 265 properties with 67,977 apartment units.

Business Overview

Our business activities are defined by a commitment to our core values of integrity, respect, collaboration, performance culture and a focus on our customers. These values and our corporate mission, to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care, continually shape our culture. In all our dealings with residents, team members, business partners and equity holders, we aim to be the best owner and operator of apartment communities and an outstanding corporate citizen.

Our principal financial objective is to provide predictable and attractive returns to our equity holders. Our business plan to achieve this objective is to:

- operate our nationwide portfolio of desirable apartment homes with valued amenities and a high level of customer service in an efficient manner that realizes the benefits of our local management expertise;
- improve our geographically diversified portfolio of conventional apartment properties, which average "B/B+" in quality (defined under the Portfolio Management heading below) by selling properties inconsistent with our portfolio strategy and investing the proceeds from such sales through redevelopment and acquisition of higher-quality properties; and
- provide financial leverage primarily by the use of non-recourse, long-dated, fixed-rate property debt and perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk and provides a hedge against increases in interest rates, capitalization rates and inflation.

Our business is organized around two core activities: Property Operations and Portfolio Management. In the past few years, we have simplified our business, including winding down the portion of our business that generates transaction-based activity fees, reducing the size of our affordable portfolio, selling our legacy asset management business, and reducing the personnel and related costs involved in those activities. Our core activities, along with our leverage strategy, are described in more detail below.

Property Operations

Our real estate portfolio consists primarily of conventional real estate properties. Our conventional property operations consist of market-rate apartments with rents paid by the residents and included 175 properties with 55,879 units in which we held an average ownership of 97% as of December 31, 2012. We also operate a portfolio of affordable properties, which we expect to sell during the next four to five years. Our affordable property operations consist of apartments with rents that are generally paid, in whole or part, by a government agency and consisted of 90 properties with 12,098 units in which we held an average ownership of 76% as of December 31, 2012. Our conventional and affordable property operations comprise our reportable segments and generated 90% and 10%, respectively, of our proportionate property net operating income (as defined in Item 7) during the year ended December 31, 2012.

Our property operations are organized into two geographic areas, the West and East (as described in Item 2). To manage our nationwide portfolio more efficiently and to increase the benefits from our local management expertise, we have given direct responsibility for operations within each area to an area operations leader with regular senior management reviews. To enable the area operations leaders to focus on sales and service, as well as to improve financial control and budgeting, we have dedicated an area financial officer to support each area operations leader Additionally, with the exception of routine maintenance, our specialized Construction Services group manages all on-site capital spending, thus reducing the need for the area operations leaders to spend time on oversight of construction projects.

We seek to improve our property operations by: employing service-oriented, well-trained employees; upgrading systems; standardizing business processes, operational measurements and internal reporting; and enhancing financial controls over field operations. We focus on the following areas:

- *Customer Service.* Our operating culture is focused on our residents. Our goal is to provide our residents with a high level of service in clean, safe and attractive communities. We have automated certain aspects of our on-site operations to enable our on-site employees to focus more of their time on customer service as well as allow our current and future residents to interact with us in methods that are more efficient and effective for them, such as placing self-service work orders, self-guided property tours and electronic leases and renewals. We evaluate our performance through a customer satisfaction tracking system. In addition, we emphasize the quality of our on-site employees through recruiting, training and retention programs, which we believe contributes to improved customer service and leads to increased occupancy rates and enhanced operational performance.

- *Resident Selection and Retention.* In apartment properties, neighbors are a meaningful part of the product, together with the location of the property and the physical quality of the apartment units. Part of our property operations strategy is to focus on resident acquisition and retention—attracting and retaining credit-worthy residents who are good neighbors. We have structured goals and coaching for all of our sales personnel, a tracking system for inquiries and a standardized renewal communication program. We have standardized residential financial stability requirements and have policies and monitoring practices to maintain our resident quality.

- *Revenue Management and Ancillary Services.* For our conventional properties, we have a centralized revenue management system that leverages people, processes and technology to work in partnership with our area operational management teams to develop rental rate pricing. We seek to increase revenue and net operating income by optimizing the balance between rental and occupancy rates, as well as taking into consideration the cost of preparing an apartment unit for a new tenant. We are also focused on careful measurements of on-site operations, as we believe that timely and accurate collection of property performance and resident profile data will enable us to maximize revenue through better property management and leasing decisions. We have standardized policies for new and renewal pricing with timely data and analyses by floor-plan, thereby enabling us to respond quickly to changing supply and demand for our product and maximize rental revenue. We also generate incremental revenue by providing services to our residents, including cable television, telephone services, appliance rental, and carport, garage and storage space rental at certain properties.

- *Controlling Expenses.* Cost controls are accomplished by local focus at the area level; taking advantage of economies of scale at the corporate level; and through electronic procurement.

- *Maintaining and Improving Property Quality.* We believe that the physical condition and amenities of our apartment properties are important factors in our ability to maintain and increase rental rates. In 2012, for properties included in continuing operations, we invested $64.1 million, or $955 per owned apartment unit, in Capital Replacements, which represent the share of additions that are deemed to replace the consumed portion of acquired capital assets. Additionally, for properties included in continuing operations, we invested $84.0 million, or $1,252 per owned apartment unit, in Capital Improvements, which are non-redevelopment capital additions that are made to enhance the value, profitability or useful life of an asset from its original purchase condition. We also improve property quality through the redevelopment of certain properties in superior locations. Refer to the Portfolio Management section below for further discussion of our redevelopment program.

Portfolio Management

Portfolio management involves the ongoing allocation of investment capital to meet our geographic and product type goals. We target geographic balance in our diversified portfolio in order to optimize risk-adjusted returns and to avoid the risk of undue concentration in any particular market. We also seek to balance the portfolio by product type, with both high quality properties in excellent locations and also high land value properties that support redevelopment activities.

Our portfolio strategy seeks predictable rent growth from a portfolio of "A," "B" and "C" quality conventional apartment properties, which average "B/B+" in quality and are diversified among the largest coastal and job growth markets in the United States, as measured by total apartment value. Our target markets are primarily coastal markets, and also include several Sun Belt cities and Chicago. We measure conventional property quality based on average rents of our units compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis. Under this rating system, we classify as A-quality properties those earning rents greater than 125% of the local market average, as B-quality properties those earning rents 90% to 125% of the local market average and as C-quality properties those earning rents less than 90% of the local market average. We classify as B/B+ those properties earning rents ranging from 100% to 125% of the local market average. Although some companies and analysts within the multifamily real estate industry use property class ratings of A, B and C, some of which are tied to local market rent averages, the metrics used to classify property quality as well as the timing for which local market rents are calculated may vary from company to company. Accordingly, our rating system for measuring property quality is neither broadly nor consistently used in the multifamily real estate industry.

We upgrade the quality of our portfolio through the sale of properties with lower projected returns lower operating margins, and lower expected future rent growth. These properties are often located in markets we deem less desirable than our target markets. We reinvest the sale proceeds through the purchase of other properties or additional investment in properties already in our portfolio, including increased ownership or redevelopment. Increasing our ownership in properties in our portfolio is attractive as we already operate these properties and know them well, and these investments are especially accretive where we can eliminate overhead costs associated with the partnerships that own these properties. We believe redevelopment of certain properties in superior locations provides advantages over ground-up development, enabling us to generate rents comparable to new properties with lower financial risk, in less time and with reduced delays associated with governmental permits and authorizations. We believe redevelopment also provides superior risk adjusted returns with lower volatility compared to ground-up development. Redevelopment work may also include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density, that is, the right to add residential units to a site. We have historically undertaken a range of redevelopment projects: from those in which there is significant renovation, such as exteriors, common areas or unit improvements, typically done upon lease expirations without the need to vacate units on any wholesale or substantial basis, to those in which a substantial number of all available units are vacated for significant renovations to the property. We have a specialized Redevelopment and Construction Services group to oversee these projects.

During the year ended December 31, 2012, we sold 75 consolidated properties, generating net proceeds to Aimco of $289.9 million. We used proceeds from these property sales, the assumption of property debt and proceeds from new property debt to fund $100.1 million of redevelopment spending on our conventional properties; $50.7 million of acquisitions of the noncontrolling interests in 11 consolidated real estate partnerships that own 17 conventional properties with average revenues per unit of $1,066; and $127.8 million of conventional property acquisitions located in Phoenix, Arizona; Manhattan, New York City, New York; and San Diego, California. We underwrite our acquisitions based on a free cash flow internal rate of return, and the weighted average free cash flow rate of return for these three properties is expected to be between 8.0% and 8.5%. Revenues per effective unit at the Phoenix, Manhattan and San Diego properties averaged approximately $1,100, $4,000 and $1,880, respectively, and the properties' average rents per unit exceeded the local market averages by approximately 47%, 38% and 15%, respectively.

Leverage Strategy

Our leverage strategy seeks to balance our desire to increase financial returns with the inherent risks of leverage. At December 31, 2012, approximately 97% of our leverage consisted of property-level, non-recourse, long-dated debt and 3% consisted of perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk. The weighted average maturity of our property-level debt was 7.9 years, with an average of 5.3% of our unpaid principal balance maturing per year from 2013 through 2016. Approximately 97% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates, capitalization rates and inflation.

Although our primary sources of leverage are property-level, non-recourse, long-dated, fixed-rate, amortizing debt and perpetual preferred equity, we also have a $500.0 million Senior Secured Credit Agreement with a syndicate of financial institutions, which we refer to as the Credit Agreement, to meet our short-term liquidity needs. At December 31, 2012, we had no outstanding borrowings under the Credit Agreement and we had the capacity to borrow $454.6 million, net of $45.4 million for undrawn letters of credit backed by the Credit Agreement. The Credit Agreement matures in December 2014, and may be extended for two additional one-year periods, subject to certain conditions.

We have set leverage targets of Debt and Preferred Equity to EBITDA of less than 7.0x and EBITDA Coverage of Interest and Preferred Dividends of greater than 2.5x. Our annualized fourth quarter 2012 ratios were 7.7x and 2.4x, respectively. We also focus on Debt to EBITDA and EBITDA Coverage of Interest ratios. Debt, as used in these ratios, represents our proportionate share of debt, net of our proportionate share of cash and restricted cash and our investment in the subordinate tranches of a securitization that holds certain of our property loans, and Preferred Equity represents Aimco's preferred stock and the Aimco Operating Partnership's preferred OP Units. EBITDA is calculated by adding to our Pro forma FFO our proportionate share of interest expense, taxes, depreciation and amortization related to non-real estate assets, non-cash stock-based compensation, and dividends and distributions on our preferred equity instruments. Interest, as used in these ratios, represents our proportionate share of interest expense, excluding debt prepayment penalties and amortization of deferred financing costs, and reduced by interest income we receive on our investment in the subordinate tranches of a securitization that holds certain of our property loans. Our leverage ratios are discussed further in Item 7.

Competition

In attracting and retaining residents to occupy our properties we compete with numerous other housing alternatives. Our properties compete directly with other rental apartments as well as condominiums and single-family homes that are available for rent or purchase in the markets in which our properties are located. Principal factors of competition include rent or price charged, attractiveness of the location and property and quality and breadth of services. The number of competitive properties relative to demand in a particular area has a material effect on our ability to lease apartment units at our properties and on the rents we charge. In certain markets there exists an oversupply of single family homes and condominiums and a reduction of households, both of which affect the pricing and occupancy of our rental apartments.

We also compete with other real estate investors, including other apartment REITs, pension and investment funds, partnerships and investment companies in acquiring, redeveloping, managing, obtaining financing for and disposing of apartment properties. This competition affects our ability to acquire properties we want to add to our portfolio and the price that we pay in such acquisitions; our ability to finance or refinance properties in our portfolio and the cost of such financing; and our ability to dispose of properties we no longer desire to retain in our portfolio and the timing and price for which we dispose of such properties.

Taxation

Aimco

Aimco has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, commencing with our taxable year ended December 31, 1994, and intends to continue to operate in such a manner. Aimco's current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Code, which relate to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If Aimco qualifies for taxation as a REIT, Aimco will generally not be subject to United States Federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if Aimco qualifies as a REIT, Aimco may be subject to United States Federal income and excise taxes in various situations, such as on its undistributed income. Aimco also will be required to pay a 100% tax on any net income on non-arm's length transactions between Aimco and a TRS (described below) and on any net income from sales of property that was property held for sale to customers in the ordinary course. In addition, Aimco could also be subject to the alternative minimum tax, or AMT, on our items of tax preference. State and local tax laws may not conform to the United States Federal income tax treatment, and Aimco and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which Aimco transacts business or Aimco's stockholders reside. Any taxes imposed on Aimco reduce our operating cash flow and net income.

Certain of Aimco's operations or a portion thereof, including property management, asset management and risk management are conducted through taxable REIT subsidiaries, each of which we refer to as a TRS. A TRS is a C-corporation that has not elected REIT status and, as such, is subject to United States Federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain properties.

The Aimco Operating Partnership

The Aimco Operating Partnership is treated as a "pass-through" entity for United States Federal income tax purposes and is not subject to United States Federal income taxation. Each of its partners, however, is subject to tax on his or her allocable share of partnership tax items, including partnership income, gains, losses, deductions and credits, or Partnership Tax Items, for each taxable year during which he or she is a partner, regardless of whether he or she receives any actual distributions of cash or other property from the Aimco Operating Partnership during the taxable year. Generally, the characterization of any particular Partnership Tax Item is determined by us, rather than at the partner level, and the amount of a partner's allocable share of such item is governed by the terms of the Aimco Operating Partnership's Partnership Agreement. The General Partner is our "tax matters partner" for United States Federal income tax purposes. The tax matters partner is authorized, but not required, to take certain actions on behalf of the Aimco Operating Partnership with respect to tax matters. The Aimco Operating Partnership is subject to tax in certain states.

Regulation

General

Apartment properties and their owners are subject to various laws, ordinances and regulations, including those related to real estate broker licensing and regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect our net income and cash flows from operating activities. In addition, future enactment of rent control or rent stabilization laws, such as legislation that has been considered in New York, or other laws regulating multifamily housing may reduce rental revenue or increase operating costs in particular markets.

Environmental

Various Federal, state and local laws subject property owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on a property. These materials may include lead-based paint, asbestos, polychlorinated biphenyls, and petroleum-based fuels, among other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. In connection with the ownership, operation and management of properties, we could potentially be liable for environmental liabilities or costs associated with our properties or properties we acquire or manage in the future. These and other risks related to environmental matters are described in more detail in Item 1A, "Risk Factors."

Insurance

Our primary lines of insurance coverage are property, general liability, and workers'compensation. We believe that our insurance coverages adequately insure our properties against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, terrorism and other perils, and adequately insure us against other risk. Our coverage includes deductibles, retentions and limits that are customary in the industry. We have established loss prevention, loss mitigation, claims handling and litigation management procedures to manage our exposure.

Employees

At December 31, 2012, we had approximately 2,150 employees, of which approximately 1,550 were at the property level, performing various on-site functions, with the balance managing corporate and area operations, including investment and debt transactions, legal, financial reporting, accounting, information systems, human resources and other support functions. As of December 31, 2012, unions represented approximately 90 of our employees. We have never experienced a work stoppage and believe we maintain satisfactory relations with our employees.

Available Information

Our combined Annual Report on Form 10-K, our combined Quarterly Reports on Form 10-Q, Current Reports on Form 8-K filed by Aimco and/or the Aimco Operating Partnership and any amendments to any of those reports that we file with the Securities and Exchange Commission are available free of charge as soon as reasonably practicable through Aimco's website at www.aimco.com. The information contained on Aimco's website is not incorporated into this Annual Report. Aimco's Common Stock is listed on the New York Stock Exchange under the symbol "AIV." In 2012, Aimco's chief executive officer submitted his annual corporate governance listing standards certification to the New York Stock Exchange, which certification was unqualified.

Item 1A. *Risk Factors*

The risk factors noted in this section and other factors noted throughout this Annual Report, describe certain risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statement.

Our existing and future debt financing could render us unable to operate, result in foreclosure on our properties, prevent us from making distributions on our equity or otherwise adversely affect our liquidity.

We are subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on secured debt, our lenders could foreclose on the properties and other collateral securing such debt, which would result in loss of income and asset value to us. As of December 31, 2012, substantially all of the properties that we owned or controlled were encumbered by debt. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain Aimco's qualification as a REIT.

Disruptions in the financial markets could affect our ability to obtain financing and the cost of available financing and could adversely affect our liquidity.

Our ability to obtain financing and the cost of such financing depends on the overall condition of the United States credit markets. In recent years, the United States credit markets experienced significant liquidity disruptions, which caused the spreads on debt financings to widen considerably and made obtaining financing, both non-recourse property debt and corporate borrowings, such as our Credit Agreement, more difficult. Additionally, Federal Home Loan Mortgage Corporation, or Freddie Mac, and Federal National Mortgage Association, or Fannie Mae, have historically provided significant capital in the secondary credit markets at a relatively low cost. Freddie Mac and Fannie Mae are currently under conservatorship of the Housing Finance Agency, and their future role in the housing finance market is uncertain. Any significant reduction in Freddie Mac's or Fannie Mae's level of involvement in the secondary credit markets may adversely affect the pricing at which we may obtain non-recourse property debt financing.

If our ability to obtain financing is adversely affected, we may be unable to satisfy scheduled maturities on existing financing through other sources of liquidity, which could result in lender foreclosure on the properties securing such debt and loss of income and asset value, each of which would adversely affect our liquidity.

Increases in interest rates would increase our interest expense and reduce our profitability.

As of December 31, 2012, on a consolidated basis, we had approximately $154.6 million of variable-rate indebtedness outstanding and $37.0 million of variable rate preferred securities outstanding. Of the total debt subject to variable interest rates, floating rate tax-exempt bond financing was approximately $130.6 million. Floating rate tax-exempt bond financing is benchmarked against the Securities Industry and Financial Markets Association Municipal Swap Index, or SIFMA, rate, which since 1992 has averaged 75% of the 30-day LIBOR rate. If this historical relationship continues, we estimate that an increase in 30-day LIBOR of 100 basis points (75 basis points for tax-exempt interest rates) with constant credit risk spreads would result in Aimco's net income and net income attributable to Aimco common stockholders being reduced (or the amounts of net loss and net loss attributable to Aimco common stockholders being increased) by $1.2 million and $1.4 million, respectively, on an annual basis. We estimate this same increase in interest rates would result in the Aimco Operating Partnership's net income and net income attributable to the Aimco Operating Partnership's common unitholders being reduced (or the amounts of net loss and net loss attributable to the Aimco Operating Partnership's common unitholders being increased) by $1.2 million and $1.5 million, respectively, on an annual basis.

At December 31, 2012, we had approximately $334.2 million in cash and cash equivalents, restricted cash and notes receivable, a portion of which bear interest at variable rates indexed to LIBOR-based rates, and which may mitigate the effect of an increase in variable rates on our variable-rate indebtedness and preferred stock discussed above.

Failure to generate sufficient net operating income may adversely affect our liquidity, limit our ability to fund necessary capital expenditures or adversely affect our ability to pay dividends or distributions.

Our ability to fund necessary capital expenditures on our properties depends on, among other things, our ability to generate net operating income in excess of required debt payments. If we are unable to fund capital expenditures on our properties, we may not be able to preserve the competitiveness of our properties, which could adversely affect our net operating income.

Our ability to make payments to our investors depends on our ability to generate net operating income in excess of required debt payments and capital expenditure requirements. Our net operating income and liquidity may be adversely affected by events or conditions beyond our control, including:

- the general economic climate;
- an inflationary environment in which the costs to operate and maintain our properties increase at a rate greater than our ability to increase rents, which we can only do upon renewal of existing leases or at the inception of new leases;

- competition from other apartment communities and other housing options;
- local conditions, such as loss of jobs, unemployment rates or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;
- changes in governmental regulations and the related cost of compliance;
- changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and
- changes in interest rates and the availability of financing.

Covenant restrictions may limit our ability to make payments to our investors.

Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. Our Credit Agreement provides, among other things, that we may make distributions to our investors during any four consecutive fiscal quarters in an aggregate amount that does not exceed the greater of 95% of our Funds From Operations for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain Aimco's REIT status. Our outstanding classes of preferred stock or preferred units prohibit the payment of dividends on our Common Stock or common partnership units if we fail to pay the dividends to which the holders of the preferred stock or preferred units are entitled.

Because real estate investments are relatively illiquid, we may not be able to sell properties when appropriate.

Real estate investments are relatively illiquid and cannot always be sold quickly. REIT tax rules also restrict our ability to sell properties. Thus, we may not be able to change our portfolio promptly in response to changes in economic or other market conditions. Our ability to dispose of properties in the future will depend on prevailing economic and market conditions, including the cost and availability of financing. This could have a material adverse effect on our financial condition or results of operations.

Competition could limit our ability to lease apartments or increase or maintain rents.

Our apartment properties compete for residents with other housing alternatives, including other rental apartments and condominiums, and, to a lesser degree, single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. Competitive residential housing in a particular area could adversely affect our ability to lease apartments and to increase or maintain rental rates. Recent challenges in the credit and housing markets have increased housing inventory that competes to some extent with our apartment properties.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of Aimco's properties are owned, and all of Aimco's operations are conducted, by the Aimco Operating Partnership. Further, many of the Aimco Operating Partnership's properties are owned by other subsidiaries. As a result, Aimco depends on distributions and other payments from the Aimco Operating Partnership, and the Aimco Operating Partnership depends on distributions and payments from its subsidiaries in order to satisfy our collective financial obligations and make payments to our investors. The ability of the Aimco Operating Partnership and its subsidiaries to make such distributions and other payments depends on their earnings and cash flows and may be subject to statutory or contractual limitations. As an equity investor in the Aimco Operating Partnership and these subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.

Redevelopment and construction risks could affect our profitability.

We are currently redeveloping, and we intend to continue to redevelop, certain of our properties. During 2013, we expect to invest approximately $130.0 million to $160.0 million in redevelopment of our conventional properties. Redevelopment activities are subject to the following risks:

- we may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;
- we may incur costs that exceed our original estimates due to increased material, labor or other costs, such as litigation;
- we may be unable to complete construction and lease up of a property on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;
- occupancy rates and rents at a property may fail to meet our expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;
- we may be unable to obtain financing with favorable terms, or at all, for the proposed development of a property, which may cause us to delay or abandon an opportunity;
- we may abandon opportunities that we have already begun to explore for a number of reasons, including changes in local market conditions or increases in construction or financing costs, and, as a result, we may fail to recover expenses already incurred in exploring those opportunities;
- we may incur liabilities to third parties during the redevelopment process;
- unexpected events or circumstances may arise during the redevelopment process that affect the timing of completion and the cost and profitability of the project; and
- loss of a key member of a project team could adversely affect our ability to deliver redevelopment projects on time and within our budget.

Although we are insured for certain risks, the cost of insurance, increased claims activity or losses resulting from casualty events may affect our operating results and financial condition.

We are insured for a portion of our consolidated properties' exposure to casualty losses resulting from fire, earthquake, hurricane, tornado, flood and other perils, which insurance is subject to deductibles and self-insurance retention. We recognize casualty losses or gains based on the net book value of the affected property and the amount of any related insurance proceeds. In many instances, the actual cost to repair or replace the property may exceed its net book value and any insurance proceeds. We also insure certain unconsolidated properties for a portion of their exposure to such losses. With respect to our consolidated properties, we recognize the uninsured portion of losses as part of casualty losses in the periods in which they are incurred. In addition, we are self-insured for a portion of our exposure to third-party claims related to our employee health insurance plans, workers' compensation coverage and general liability exposure. With respect to our insurance obligations to unconsolidated properties and our exposure to claims of third parties, we establish reserves at levels that reflect our known and estimated losses. The ultimate cost of losses and the impact of unforeseen events may vary materially from recorded reserves, and variances may adversely affect our operating results and financial condition. We purchase insurance to reduce our exposure to losses and limit our financial losses on large individual risks. The availability and cost of insurance are determined by market conditions outside our control. No assurance can be made that we will be able to obtain and maintain insurance at the same levels and on the same terms as we do today. If we are not able to obtain or maintain insurance in amounts we consider appropriate for our business, or if the cost of obtaining such insurance increases materially, we may have to retain a larger portion of the potential loss associated with our exposures to risks.

Natural disasters and severe weather may affect our operating results and financial condition.

Natural disasters and severe weather such as hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. We cannot accurately predict natural disasters or severe weather, or the number and type of such events that will affect us. As a result, our operating and financial results may vary significantly from one period to the next. Although we anticipate and plan for losses, there can be no assurance that our financial results will not be adversely affected by our exposure to losses arising from natural disasters or severe weather in the future that exceed our previous experience and assumptions.

We depend on our senior management.

Our success depends upon the retention of our senior management, including Terry Considine, our chief executive officer. We have a succession planning and talent development process that is designed to identify potential replacements and develop our team members to provide depth in the organization and a bench of talent on which to draw. However, there are no assurances that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key-man life insurance for any of our employees.

If we are not successful in our acquisition of properties, our results of operations could be adversely affected.

The selective acquisition of properties is a component of our strategy. However, we may not be able to complete transactions successfully in the future. Although we seek to acquire properties when such acquisitions increase our property net operating income, Funds From Operations, Adjusted Funds From Operations or Net Asset Value, such transactions may fail to perform in accordance with our expectations. In particular, following acquisition, the value and operational performance of a property may be diminished if obsolescence or neighborhood changes occur before we are able to redevelop or sell the property.

We may be subject to litigation associated with partnership transactions that could increase our expenses and prevent completion of beneficial transactions.

We have engaged in, and intend to continue to engage in, the selective acquisition of interests in partnerships controlled by us that own apartment properties. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. In these transactions, we may be subject to litigation based on claims that we, as the general partner, have breached our fiduciary duty to our limited partners or that the transaction violates the relevant partnership agreement or state law. Although we intend to comply with our fiduciary obligations and the relevant partnership agreements, we may incur costs in connection with the defense or settlement of this type of litigation. In some cases, this type of litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Any litigation of this type could also have a material adverse effect on our financial condition or results of operations.

Government housing regulations may limit the opportunities at some of our properties and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as rental revenues paid by government agencies. Additionally, the government may cease to operate or reduce funding for government housing programs which would result in a loss of benefits.

We own consolidated and unconsolidated equity interests in entities that own certain properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the U.S. Department of Housing and Urban Development, or HUD, or state housing finance agencies, typically provide one or more of the following: mortgage insurance; favorable financing terms; tax-exempt interest; tax-credit equity; or rental assistance payments to the property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts and limit our choice of residents to those with incomes at or below certain levels. Failure to comply with these requirements may result in financial penalties or loss of benefits. We are usually required to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property. We may not always receive such approval.

Additionally, there is no guarantee that the government will continue to operate these programs or that the programs will be operated in a manner that generates benefits consistent with those received in the past. Any cessation of or change in the administration of benefits from these government housing programs may result in our loss or reduction in the amount of the benefits we receive under these programs, including rental subsidies. During 2012, 2011 and 2010, for continuing and discontinued operations, our rental revenues include $117.3 million, $133.6 million and $142.4 million, respectively, of subsidies from government agencies. Of the 2012 subsidy amounts, $97.9 million related to properties included in continuing operations, approximately 4.8% of which related to properties benefitting from housing assistance contracts that expire in 2013, which we anticipate renewing, and the remainder related to properties benefitting from housing assistance contracts that expire after 2013 and have a weighted average term of 10.7 years. Any loss or reduction in the amount of these benefits may adversely affect our liquidity and results of operations.

Laws benefiting disabled persons may result in our incurrence of unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or ADA, all places intended to be used by the public are required to meet certain Federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1991, to comply with design and construction requirements for disabled access. For those projects receiving Federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. These and other Federal, state and local laws may require modifications to our properties, or affect renovations of the properties. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA, the FHAA and the Rehabilitation Act of 1973 in connection with the ongoing operation or redevelopment of our properties.

Potential liability or other expenditures associated with potential environmental contamination may be costly.

Various Federal, state and local laws subject property owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on a property, including lead-based paint, asbestos, polychlorinated biphenyls, petroleum-based fuels, and other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. The presence of, or the failure to manage or remedy properly, these materials may adversely affect occupancy at affected apartment communities and the ability to sell or finance affected properties. In addition to the costs associated with investigation and remediation actions brought by government agencies, and potential fines or penalties imposed by such agencies in connection therewith, the improper management of these materials on a property could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal, remediation or disposal of certain materials through a licensed disposal or treatment facility. Anyone who arranges for the disposal or treatment of these materials is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of properties, we could potentially be responsible for environmental liabilities or costs associated with our properties or properties we acquire or manage in the future.

Moisture infiltration and resulting mold remediation may be costly.

Although we are proactively engaged in managing moisture intrusion and preventing the presence of mold at our properties, it is not unusual for periodic moisture intrusion issues to cause mold in isolated locations within a property. We have implemented policies, procedures and training, and include a detailed moisture intrusion and mold assessment during acquisition due diligence. We believe these measures will manage mold exposure at our properties and will minimize the effects that mold may have on our residents. To date, we have not incurred any material costs or liabilities relating to claims of mold exposure or to abate mold conditions. We have only limited insurance coverage for property damage claims arising from the presence of mold and for personal injury claims related to mold exposure. Because the law regarding mold is unsettled and subject to change, we can make no assurance that liabilities resulting from the presence of or exposure to mold will not have a material adverse effect on our consolidated financial condition or results of operations.

Aimco may fail to qualify as a REIT.

If Aimco fails to qualify as a REIT, Aimco will not be allowed a deduction for dividends paid to its stockholders in computing its taxable income, and will be subject to United States Federal income tax at regular corporate rates, including any applicable AMT. This would substantially reduce our funds available for distribution to our investors. Unless entitled to relief under certain provisions of the Code, Aimco also would be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. In addition, Aimco's failure to qualify as a REIT would place us in default under our primary credit facilities.

We believe that Aimco operates, and has always operated, in a manner that enables it to meet the requirements for qualification as a REIT for Federal income tax purposes. Aimco's continued qualification as a REIT will depend on its satisfaction of certain asset, income, investment, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Aimco's ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we do not obtain independent appraisals. Aimco's compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for United States Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the Internal Revenue Service, or the IRS, will not contend that our interests in subsidiaries or other issuers constitutes a violation of the REIT requirements. Moreover, future economic, market, legal, tax or other considerations may cause Aimco to fail to qualify as a REIT, or Aimco's Board of Directors may determine to revoke its REIT status.

REIT distribution requirements limit our available cash.

As a REIT, Aimco is subject to annual distribution requirements. As Aimco's operating partnership, the Aimco Operating Partnership pays distributions intended to satisfy Aimco's distribution requirements. This limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Aimco generally must distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, in order for its distributed earnings not to be subject to United States Federal corporate income tax. We intend to make distributions to Aimco's stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell properties or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.

Limits on ownership of shares in Aimco's charter may result in the loss of economic and voting rights by purchasers that violate those limits.

Aimco's charter limits ownership of Common Stock by any single stockholder (applying certain "beneficial ownership" rules under the Federal securities laws) to 8.7% (or up to 12.0% upon a waiver from Aimco's Board of Directors) of outstanding shares of Common Stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. Aimco's charter also limits ownership of Aimco's Common Stock and preferred stock by any single stockholder to 8.7% of the value of the outstanding Common Stock and preferred stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. The charter also prohibits anyone from buying shares of Aimco's capital stock if the purchase would result in Aimco losing its REIT status. This could happen if a transaction results in fewer than 100 persons owning all of Aimco's shares of capital stock or results in five or fewer persons (applying certain attribution rules of the Code) owning 50% or more of the value of all of Aimco's shares of capital stock. If anyone acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Code for REITs:

- the transfer will be considered null and void;
- we will not reflect the transaction on Aimco's books;
- we may institute legal action to enjoin the transaction;
- we may demand repayment of any dividends received by the affected person on those shares;
- we may redeem the shares;
- the affected person will not have any voting rights for those shares; and
- the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by Aimco.

Aimco may purchase the shares of capital stock held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares of capital stock, the affected person will receive the lesser of the price paid for the shares or the then current market price. An individual who acquires shares of capital stock that violate the above rules bears the risk that the individual:

- may lose control over the power to dispose of such shares;
- may not recognize profit from the sale of such shares if the market price of the shares increases;
- may be required to recognize a loss from the sale of such shares if the market price decreases; and
- may be required to repay to us any distributions received from us as a result of his or her ownership of the shares.

Aimco's charter may limit the ability of a third party to acquire control of Aimco.

The 8.7% ownership limit discussed above may have the effect of delaying or precluding acquisition of control of Aimco by a third party without the consent of Aimco's Board of Directors. Aimco's charter authorizes its Board of Directors to issue up to 510,587,500 shares of capital stock. As of December 31, 2012, 505,787,260 shares were classified as Common Stock, of which 145,563,903 were outstanding, and 4,800,240 shares were classified as preferred stock, of which 1,274,317 were outstanding. Under Aimco's charter, its Board of Directors has the authority to classify and reclassify any of Aimco's unissued shares of capital stock into shares of capital stock with such preferences, conversion or other rights, voting power restrictions, limitations as to dividends, qualifications or terms or conditions of redemptions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of Aimco, even if a change in control were in Aimco's stockholders' best interests.

The Maryland General Corporation Law may limit the ability of a third party to acquire control of Aimco.

As a Maryland corporation, Aimco is subject to various Maryland laws that may have the effect of discouraging offers to acquire Aimco and increasing the difficulty of consummating any such offers, even if an acquisition would be in Aimco's stockholders' best interests. The Maryland General Corporation Law, specifically the Maryland Business Combination Act, restricts mergers and other business combination transactions between Aimco and any person who acquires, directly or indirectly, beneficial ownership of shares of Aimco's stock representing 10% or more of the voting power without Aimco's Board of Directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66 2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. The Maryland General Corporation Law, specifically the Maryland Control Share Acquisition Act, provides generally that a person who acquires shares of Aimco's capital stock representing 10% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, the Maryland General Corporation Law provides, among other things, that the board of directors has broad discretion in adopting stockholders' rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. To date, Aimco has not adopted a stockholders'rights plan. In addition, the Maryland General Corporation Law provides that a corporation that:

- has at least three directors who are not officers or employees of the entity or related to an acquiring person; and
- has a class of equity securities registered under the Securities Exchange Act of 1934, as amended,

may elect in its charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle that provides that:

- the corporation will have a staggered board of directors;
- any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally, even if a lesser proportion is provided in the charter or bylaws;
- the number of directors may only be set by the board of directors, even if the procedure is contrary to the charter or bylaws;
- vacancies may only be filled by the remaining directors, even if the procedure is contrary to the charter or bylaws; and
- the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, even if the procedure is contrary to the charter or bylaws.

To date, Aimco has not made any of the elections described above.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our portfolio includes garden style, mid-rise and high-rise properties located in 24 states, the District of Columbia and Puerto Rico. Our geographic allocation strategy focuses on the largest coastal and job growth markets in the United States, which are grouped according to the East and West areas into which our property operations team is organized. The following table sets forth information on all of our properties as of December 31, 2012:

	Number of Properties	Number of Units	Average Ownership
Conventional:			
Los Angeles	13	4,248	85%
Orange County	4	1,213	100%
San Diego	11	2,370	97%
East Bay	2	413	100%
San Jose	1	224	100%
San Francisco	7	1,208	100%
Seattle	2	239	100%
Houston	5	2,237	97%
Denver	8	2,177	97%
Phoenix	6	1,806	83%
Chicago	11	3,393	98%
West	70	19,528	94%
Washington - Northern Virginia - Maryland	14	6,547	99%
Boston	11	4,129	100%
Philadelphia	7	3,888	98%
Manhattan	21	959	100%
Suburban New York - New Jersey	2	1,162	100%
Miami	5	2,482	100%
Palm Beach - Fort Lauderdale	2	776	100%
Orlando	6	1,715	100%
Jacksonville	4	1,643	100%
Atlanta	5	1,295	87%
East	77	24,596	99%
Total target markets	147	44,124	96%
Opportunistic and other markets	28	11,755	98%
Total conventional owned and managed	175	55,879	97%
Affordable	90	12,098	76%
Total	265	67,977	93%

At December 31, 2012, we owned an equity interest in and consolidated 243 properties containing 66,107 apartment units. These consolidated properties contain, on average, 272 apartment units, with the largest property containing 2,113 apartment units. These properties offer residents a range of amenities, including swimming pools, clubhouses, spas, fitness centers, dog parks and open spaces. Many of the apartment units offer features such as vaulted ceilings, fireplaces, washer and dryer connections, cable television, balconies and patios. Additional information on our consolidated properties is contained in "Schedule III - Real Estate and Accumulated Depreciation" in this Annual Report on Form 10-K. At December 31, 2012, we held an equity interest in and did not consolidate 22 properties containing 1,870 apartment units.

Substantially all of our consolidated properties are encumbered by property debt. At December 31, 2012, our consolidated properties were encumbered by, in aggregate, $4,688.4 million of property debt with a weighted average interest rate of 5.44% and a weighted average maturity of 7.9 years, respectively. Each of the non-recourse property debt instruments comprising this total are collateralized by one of 242 properties, without cross-collateralization, with an aggregate gross book value of $8,212.8 million. Refer to Note 7 to the consolidated financial statements in Item 8 for additional information regarding our property debt.

Item 3. ***Legal Proceedings***

None.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Aimco

Aimco's Common Stock has been listed and traded on the NYSE under the symbol "AIV" since July 22, 1994. The following table sets forth the quarterly high and low sales prices of our Common Stock, as reported on the NYSE, and the dividends declared in the periods indicated:

Quarter Ended	High	Low	Dividends Declared (per share)
December 31, 2012	$27.13	$24.05	$0.20
September 30, 2012	28.30	25.52	0.20
June 30, 2012	27.98	25.17	0.18
March 31, 2012	26.44	22.19	0.18
December 31, 2011	$27.26	$20.08	$0.12
September 30, 2011	28.12	21.92	0.12
June 30, 2011	27.67	24.50	0.12
March 31, 2011	26.33	23.38	0.12

Aimco's Board of Directors determines and declares our dividends. In making a dividend determination, Aimco's Board of Directors considers a variety of factors, including: REIT distribution requirements; current market conditions; liquidity needs and other uses of cash, such as for deleveraging and accretive investment activities. In January 2013, Aimco's Board of Directors declared a cash dividend of $0.24 per share on its Common Stock for the quarter ended December 31, 2012. Aimco's Board of Directors anticipates similar per share quarterly dividends for the remainder of 2013. However, the Board of Directors may adjust the dividend amount or the frequency with which the dividend is paid based on then prevailing facts and circumstances.

On February 22, 2013, the closing price of the Common Stock was $29.83 per share, as reported on the NYSE, and there were 145,820,892 shares of Common Stock outstanding, held by 2,231 stockholders of record. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one recordholder.

As a REIT, Aimco is required to distribute annually to holders of its Common Stock at least 90% of its "real estate investment trust taxable income," which, as defined by the Code and United States Department of Treasury regulations, is generally equivalent to net taxable ordinary income.

From time to time, Aimco may issue shares of Common Stock in exchange for common and preferred OP Units tendered to the Aimco Operating Partnership for redemption in accordance with the terms and provisions of the agreement of limited partnership of the Aimco Operating Partnership. Such shares are issued based on an exchange ratio of one share for each common OP Unit or the applicable conversion ratio for preferred OP Units. The shares are generally issued in exchange for OP Units in private transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof. During the year ended December 31, 2012, we did not issue any shares of Common Stock in exchange for common OP Units or preferred OP Units.

Aimco's Board of Directors has, from time to time, authorized Aimco to repurchase shares of its outstanding capital stock. There were no repurchases of Aimco shares during the year ended December 31, 2012. As of December 31, 2012, Aimco was authorized to repurchase approximately 19.3 million shares. This authorization has no expiration date. These repurchases may be made from time to time in the open market or in privately negotiated transactions.

Performance Graph

The following graph compares cumulative total returns for Aimco's Common Stock, the MSCI US REIT Index and the Standard & Poor's 500 Total Return Index (the "S&P 500"). The MSCI US REIT Index is published by Morgan Stanley Capital International Inc., a provider of equity indices. The indices are weighted for all companies that fit the definitional criteria of the particular index and are calculated to exclude companies as they are acquired and add them to the index calculation as they become publicly traded companies. All companies of the definitional criteria in existence at the point in time presented are included in the index calculations. The graph assumes the investment of $100 in Aimco's Common Stock and in each index on December 31, 2007, and that all dividends paid have been reinvested. The historical information set forth below is not necessarily indicative of future performance.


Total Return Performance
150
125
100
75
50
25
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Aimco
MSCI US REIT
S&P 500

Index	2007	2008	2009	2010	2011	2012
	For the fiscal years ended December 31,					
Aimco	$100.00	$53.79	$76.83	$126.47	$114.32	$139.11
MSCI US REIT	100.00	62.03	79.78	102.50	111.41	131.20
S&P 500	100.00	63.00	79.68	91.68	93.61	108.59

Source: SNL Financial LC, Charlottesville, VA ©2013

The Performance Graph will not be deemed to be incorporated by reference into any filing by Aimco under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Aimco specifically incorporates the same by reference.

The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated by reference in Part III, Item 12 of this Annual Report.

The Aimco Operating Partnership

There is no public market for the Aimco Operating Partnership's common partnership units, including OP Units, and we have no intention of listing the common partnership units on any securities exchange. In addition, the Aimco Operating Partnership's Partnership Agreement restricts the transferability of common partnership units, including OP Units. The following table sets forth the distributions declared per common partnership unit in each quarterly period during the two years ended December 31, 2012 and 2011:

Quarter Ended	2012	2011
December 31	$0.20	$0.27
September 30	0.20	0.12
June 30	0.18	0.12
March 31	0.18	0.12

During the years ended December 31, 2012 and 2011, our distributions per common partnership unit were equal to the dividends Aimco declared per share of its Common Stock, with the exception of an additional $0.15 per unit distribution we declared and paid during the three months ended December 31, 2011, which is further discussed in Note 13 to the consolidated financial statements in Item 8. We intend for our future common OP Unit distributions to be equal to Aimco's Common Stock dividends.

At February 22, 2013, there were 153,818,664 common partnership units and equivalents outstanding (145,820,892 of which were held by Aimco) that were held by 3,067 unitholders of record.

The Aimco Operating Partnership's Partnership Agreement generally provides that after holding common OP Units for one year, limited partners other than Aimco have the right to redeem their common OP Units for cash, subject to our prior right to cause Aimco to acquire some or all of the common OP Units tendered for redemption in exchange for shares of Aimco Common Stock. Common OP Units redeemed for shares of Aimco Common Stock are exchanged on a one-for-one basis (subject to antidilution adjustments).

As discussed in Note 13 to the consolidated financial statements in Item 8, during 2012, the Aimco Operating Partnership exchanged its investment in shares of Aimco Common Stock for Aimco's holdings of a corresponding number of common partnership units. No common OP Units or preferred OP Units held by Limited Partners were redeemed in exchange for shares of Aimco Common Stock in 2012.

The following table summarizes the Aimco Operating Partnership's repurchases of common OP Units for the three months ended December 31, 2012:

Fiscal period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Units that May Yet Be Purchased Under Plans or Programs (1)
October 1 - October 31, 2012	12,733	$26.21	N/A	N/A
November 1 - November 30, 2012	3,175	26.29	N/A	N/A
December 1 - December 31, 2012	80,072	25.25	N/A	N/A
Total	95,980	$25.41		

(1) The terms of the Aimco Operating Partnership's Partnership Agreement do not provide for a maximum number of units that may be repurchased, and other than the express terms of the Aimco Operating Partnership's Partnership Agreement, the Aimco Operating Partnership has no publicly announced plans or programs of repurchase. However, whenever Aimco repurchases its Common Stock, it is expected that Aimco will fund the repurchase with a concurrent repurchase by the Aimco Operating Partnership of common partnership units held by Aimco at a price per unit that is equal to the price per share paid for the Common Stock. Refer to the preceding discussion of Aimco's authorization for equity repurchases.

Dividend and Distribution Payments

Our Credit Agreement includes customary covenants, including a restriction on dividends and other restricted payments, but permits dividends and distributions during any four consecutive fiscal quarters in an aggregate amount of up to 95% of Aimco's Funds From Operations for such period, subject to certain non-cash adjustments, or such amount as may be necessary to maintain Aimco's REIT status.

Item 6. *Selected Financial Data*

The following selected financial data is based on audited historical financial statements of Aimco and the Aimco Operating Partnership. This information should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein or in previous filings with the Securities and Exchange Commission.

Aimco

	For The Years Ended December 31,				
	2012	2011 (1)	2010 (1)	2009 (1)	2008 (1)
	(dollar amounts in thousands, except per share data)				
OPERATING DATA:					
Total revenues	$1,033,197	$ 981,919	$ 958,540	$ 956,561	$1,001,709
Total operating expenses (2)	(833,037)	(828,762)	(855,957)	(887,008)	(992,187)
Operating income (2)	200,160	153,157	102,583	69,553	9,522
Loss from continuing operations (2)	(14,906)	(135,603)	(160,777)	(193,610)	(118,091)
Income from discontinued operations, net (3)	210,267	77,439	71,153	148,810	745,093
Net income (loss)	195,361	(58,164)	(89,624)	(44,800)	627,002
Net (income) loss attributable to noncontrolling interests	(62,905)	1,077	17,896	(19,474)	(214,995)
Net income attributable to preferred stockholders	(49,888)	(45,852)	(53,590)	(50,566)	(53,708)
Net income (loss) attributable to Aimco common stockholders	82,146	(103,161)	(125,318)	(114,840)	351,314
Earnings (loss) per common share - basic and diluted:					
Loss from continuing operations attributable to Aimco common stockholders	$ (0.59)	$ (1.22)	$ (1.48)	$ (1.70)	$ (2.11)
Net income (loss) attributable to Aimco common stockholders	$ 0.61	$ (0.86)	$ (1.08)	$ (1.00)	$ 3.96
BALANCE SHEET INFORMATION:					
Total real estate	$8,333,419	$8,152,903	$8,072,369	$7,927,530	$7,753,758
Total assets	6,401,380	6,871,862	7,378,566	7,906,468	9,441,870
Total indebtedness	4,688,447	4,772,774	4,776,481	4,793,777	5,108,570
Total equity	1,154,894	1,144,674	1,306,772	1,534,703	1,646,749
OTHER INFORMATION:					
Dividends declared per common share (4)	$ 0.76	$ 0.48	$ 0.30	$ 0.40	$ 7.48
Total consolidated properties (end of period)	243	331	399	426	514
Total consolidated apartment units (end of period)	66,107	79,093	89,875	95,202	117,719
Total unconsolidated properties (end of period)	22	39	48	77	85
Total unconsolidated apartment units (end of period)	1,870	4,353	5,637	8,478	9,613

The Aimco Operating Partnership

	For The Years Ended December 31,				
	2012	2011 (1)	2010 (1)	2009 (1)	2008 (1)
	(dollar amounts in thousands, except per unit data)				
OPERATING DATA:					
Total revenues	$1,033,197	$ 981,919	$ 958,540	$ 956,561	$1,001,709
Total operating expenses (2)	(833,037)	(828,762)	(855,957)	(887,008)	(992,187)
Operating income (2)	200,160	153,157	102,583	69,553	9,522
Loss from continuing operations (2)	(14,906)	(134,304)	(159,918)	(192,790)	(117,305)
Income from discontinued operations, net (3)	210,267	77,439	71,153	148,810	745,093
Net income (loss)	195,361	(56,865)	(88,765)	(43,980)	627,788
Net (income) loss attributable to noncontrolling interests	(51,218)	257	13,301	(22,442)	(155,749)
Net income attributable to preferred unitholders	(56,384)	(52,535)	(58,554)	(56,854)	(61,354)
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	87,337	(109,365)	(134,018)	(123,276)	403,700
Earnings (loss) per common unit - basic and diluted:					
Loss from continuing operations attributable to the Aimco Operating Partnership's common unitholders	$ (0.59)	$ (1.21)	$ (1.47)	$ (1.70)	$ (1.96)
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 0.61	$ (0.86)	$ (1.07)	$ (1.00)	$ 4.11
BALANCE SHEET INFORMATION:					
Total real estate	$8,333,419	$8,152,903	$8,072,369	$7,927,530	$7,753,758
Total assets	6,401,380	6,871,862	7,395,796	7,922,839	9,457,421
Total indebtedness	4,688,447	4,772,774	4,776,481	4,793,777	5,108,570
Total partners' capital	1,154,894	1,144,674	1,324,002	1,551,074	1,662,300
OTHER INFORMATION:					
Distributions declared per common unit (5)	$ 0.76	$ 0.63	$ 0.30	$ 0.40	$ 7.48
Total consolidated properties (end of period)	243	331	399	426	514
Total consolidated apartment units (end of period)	66,107	79,093	89,875	95,202	117,719
Total unconsolidated properties (end of period)	22	39	48	77	85
Total unconsolidated apartment units (end of period)	1,870	4,353	5,637	8,478	9,613

(1) Certain reclassifications have been made to conform to the current financial statement presentation, including retroactive adjustments to reflect additional properties sold during 2012 as discontinued operations (see Note 15 to the consolidated financial statements in Item 8).

(2) Total operating expenses, operating income and loss from continuing operations for the year ended December 31, 2008, include a $91.1 million pre-tax provision for impairment losses on real estate development assets.

(3) Income from discontinued operations for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 includes $234.5 million, $108.2 million, $94.9 million, $221.8 million and $800.3 million in gains on disposition of real estate, respectively. Income from discontinued operations for 2012, 2011 and 2010 is discussed further in *Management's Discussion and Analysis of Financial Condition and Results of Operations* in Item 7.

(4) Aimco's dividends declared per common share during the year ended December 31, 2008, included $5.08 of per share dividends that were paid through the issuance of shares of Aimco Common Stock.

(5) The Aimco Operating Partnership's distributions declared per common unit during the year ended December 31, 2011, included a $0.15 per unit special distribution discussed in Note 13 to the consolidated financial statements in Item 8. The Aimco Operating Partnership's distributions declared per common unit during the year ended December 31, 2008, included $5.08 of per share distributions that were paid to Aimco through the issuance of common partnership units.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Overview

Aimco and the Aimco Operating Partnership are focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets in the United States. Our business activities are defined by a commitment to our core values of integrity, respect, collaboration, a focus on our customers and a performance culture. These values and our corporate mission, to consistently provide quality apartment homes in a respectful environment delivered by a team of people who care, continually shape our culture. In all our dealings with residents, team members, business partners and equity holders, we aim to be the best owner and operator of apartment communities and an outstanding corporate citizen.

Our principal financial objective is to provide predictable and attractive returns to our equity holders. Our business plan to achieve this objective is to:

- operate our nationwide portfolio of desirable apartment homes with valued amenities and a high level of customer service in an efficient manner that realizes the benefits of our local management expertise;
- improve our geographically diversified portfolio of conventional apartment properties, which average "B/B+" in quality (defined below) by selling properties inconsistent with our portfolio strategy and investing the proceeds from such sales through redevelopment and acquisition of higher-quality properties; and
- provide financial leverage primarily by the use of non-recourse, long-dated, fixed-rate property debt and perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk and provides a hedge against increases in interest rates, capitalization rates and inflation.

Our real estate portfolio consists primarily of conventional real estate properties. Our conventional property operations consist of market-rate apartments with rents paid by the residents and included 175 properties with 55,879 units in which we held an average ownership of 97% as of December 31, 2012. We also operate a portfolio of affordable properties. Our affordable property operations consist of apartments with rents that are generally paid, in whole or part, by a government agency and consisted of 90 properties with 12,098 units in which we held an average ownership of 76% as of December 31, 2012. Our conventional and affordable property operations comprise our reportable segments and generated 90% and 10%, respectively, of our proportionate property net operating income (defined below under "Results of Operations – Real Estate Operations") during the year ended December 31, 2012. Over the next four to five years, we expect to sell essentially all of our affordable properties and reinvest this capital into our conventional portfolio.

Our portfolio strategy seeks predictable rent growth from a portfolio of "A," "B" and "C" quality conventional apartment properties, which average "B/B+" in quality and are diversified among the largest coastal and job growth markets in the United States, as measured by total apartment value. We measure conventional property quality based on average rents of our units compared to local market average rents as reported by a third-party provider of commercial real estate performance and analysis. Under this rating system, we classify as A-quality properties those earning rents greater than 125% of the local market average, as B-quality properties those earning rents 90% to 125% of the local market average and as C-quality properties those earning rents less than 90% of the local market average. We classify as B/B+ those properties earning rents ranging from 100% to 125% of the local market average. Although some companies and analysts within the multifamily real estate industry use property class ratings of A, B and C, some of which are tied to local market rent averages, the metrics used to classify property quality as well as the timing for which local markets rents are calculated may vary from company to company. Accordingly, our rating system for measuring property quality is neither broadly nor consistently used in the multifamily real estate industry.

We upgrade the quality of our portfolio through the sale of properties with lower projected returns, lower operating margins, and lower expected future rent growth. These properties are often located in markets we deem less desirable than our target markets. We reinvest the sale proceeds through the purchase of other properties or additional investment in properties already in our portfolio, including increased ownership or redevelopment. Increasing our ownership in properties in our portfolio is attractive as we already operate these properties and know them well, and these investments are especially accretive where we can eliminate overhead costs associated with the partnerships that own these properties. We believe redevelopment of certain properties in superior locations provides advantages over ground-up development, enabling us to generate rents comparable to new properties with lower financial risk, in less time and with reduced delays associated with governmental permits and authorizations. We believe redevelopment also provides superior risk adjusted returns with lower volatility compared to ground-up development. Redevelopment work may also include seeking entitlements from local governments, which enhance the value of our existing portfolio by increasing density, that is, the right to add residential units to a site. We have historically undertaken a range of redevelopment projects: from those in which there is significant renovation, such as exteriors, common areas or unit improvements, typically done upon lease expirations without the need to vacate units on any wholesale or substantial basis, to those in which a substantial number of all available units are vacated for significant renovations to the property. We have a specialized Redevelopment and Construction Services group to oversee these projects.

During the year ended December 31, 2012, we sold 75 consolidated properties, generating net proceeds to Aimco of $289.9 million. We used proceeds from these property sales, the assumption of property debt and proceeds from new property debt to fund $100.1 million of redevelopment spending on our conventional properties; $50.7 million of acquisitions of the noncontrolling interests in 11 consolidated real estate partnerships that own 17 conventional properties with average revenues per unit of $1,066; and $127.8 million of conventional property acquisitions located in Phoenix, Arizona; Manhattan, New York City, New York; and San Diego, California. We underwrite our acquisitions based on a free cash flow internal rate of return, and the weighted average free cash flow rate of return for these three properties is expected to be between 8.0% and 8.5%. Revenues per effective unit at the Phoenix, Manhattan and San Diego properties averaged approximately $1,100, $4,000 and $1,880, respectively, and the properties' average rents per unit exceeded the local market averages by approximately 47%, 38% and 15%, respectively.

Our leverage strategy seeks to balance our desire to increase financial returns with the inherent risks of leverage and we have set leverage targets of Debt and Preferred Equity to EBITDA of less than 7.0x and EBITDA Coverage of Interest and Preferred Dividends of greater than 2.5x. We also focus on Debt to EBITDA and EBITDA Coverage of Interest ratios. Refer to the Leverage Strategy discussion in Item 1 for a definition of each of these items.

Our leverage ratios for the years and annualized three month periods ended December 31, 2012 and 2011, are presented below:

	Years ended December 31,		Annualized three months ended December 31,	
	2012	2011	2012	2011
Debt to EBITDA	7.5x	8.2x	7.4x	8.2x
Debt and Preferred Equity to EBITDA	7.8x	9.5x	7.7x	9.6x
EBITDA Coverage of Interest	2.3x	2.1x	2.5x	2.2x
EBITDA Coverage of Interest and Preferred Dividends	2.2x	1.8x	2.4x	1.8x

The 2012 EBITDA Coverage of Interest and Preferred Dividends ratios presented above are on a pro forma basis to exclude dividends on the preferred stock we redeemed during the year ended December 31, 2012.

During the year ended December 31, 2012, we reduced our leverage substantially by using the proceeds from the issuance of common stock to redeem $600.9 million of preferred stock. With these preferred stock redemptions, we made significant progress toward our stated leverage targets and we now expect to achieve them by early 2014, almost two years earlier than we had anticipated at the beginning of 2012. We expect future leverage reduction from earnings growth generated by the current portfolio and by regularly scheduled property debt amortization funded from retained earnings. We also expect to increase our financial flexibility in the future by creating a pool of unencumbered properties. At December 31, 2012, we had one unencumbered consolidated property with a fair value of $68.2 million.

At December 31, 2012, approximately 97% of our leverage consisted of property-level, non-recourse, long-dated debt and 3% consisted of perpetual preferred equity, a combination which helps to limit our refunding and re-pricing risk. The weighted average maturity of our property-level debt was 7.9 years, with an average of 5.3% of our unpaid principal balance maturing per year from 2013 through 2016. Approximately 97% of our property-level debt is fixed-rate, which provides a hedge against increases in interest rates and inflation.

Although our primary sources of leverage are property-level, non-recourse, long-dated, fixed-rate, amortizing debt and perpetual preferred equity, we also have our Credit Agreement, which provides for $500.0 million of revolving loan commitments, to meet our short-term liquidity needs. At December 31, 2012, we had no outstanding borrowings under our Credit Agreement and we had the capacity to borrow $454.6 million, net of $45.4 million for undrawn letters of credit backed by the Credit Agreement. The Credit Agreement matures in December 2014, and may be extended for two additional one-year periods, subject to certain conditions.

Under our Credit Agreement, we have agreed to Debt Service and Fixed Charge Coverage covenants. For the year ended December 31, 2012, our Debt Service and Fixed Charge Coverage ratios were 1.65x and 1.50x, respectively, compared to covenants of 1.50x and 1.30x, respectively, and ratios of 1.61x and 1.37x, respectively, for the year ended December 31, 2011.

Key Financial Indicators

The key financial indicators that we use in managing our business and in evaluating our financial condition and operating performance are: Net Asset Value; Funds From Operations; Pro forma Funds From Operations; Adjusted Funds From Operations; property net operating income, which is rental and other property revenues less direct property operating expenses, including real estate taxes; proportionate property net operating income; same store property operating results; Free Cash Flow, which is net operating income less spending for Capital Replacements; Free Cash Flow internal rate of return; financial coverage ratios; and leverage as shown on our balance sheet. Funds From Operations, Pro forma Funds From Operations and Adjusted Funds From Operations are defined and further described in "Funds From Operations," and proportionate property net operating income is defined and further described in "Results of Operations – Real Estate Operations." The key macro-economic factors and non-financial indicators that affect our financial condition and operating performance are: household formations; rates of job growth; single-family and multifamily housing starts; interest rates; and availability and cost of financing.

Results of Operations

Because our operating results depend primarily on income from our properties, the supply and demand for apartments influences our operating results. Additionally, the level of expenses required to operate and maintain our properties and the pace and price at which we redevelop, acquire and dispose of our apartment properties affect our operating results.

The following discussion and analysis of the results of our operations and financial condition should be read in conjunction with the accompanying consolidated financial statements in Item 8.

Overview

2012 Highlights

Highlights of our results of operations for the year ended December 31, 2012, are summarized below:

- Conventional Same Store revenues and expenses for 2012, increased by 4.7% and 1.6%, respectively, resulting in a 6.5% increase in net operating income as compared to 2011, the highest rate of annual growth in six years;

- Average revenue per effective unit for our conventional portfolio increased by 7.9%, from $1,262 for the three months ended December 31, 2011, to $1,362 for the three months ended December 31, 2012, as a result of year-over-year revenue growth of 5.4%, the sale of conventional properties with average revenues per unit substantially lower than those of the retained portfolio, and the acquisition of three conventional properties with average revenues per unit of $1,405;
- Average daily occupancy for our Conventional Same Store properties was 95.5% for the year ended December 31, 2012, as compared to 95.7% for 2011; and
- Total Same Store revenues and expenses for 2012, increased by 4.6% and 1.9%, respectively, resulting in a 6.2% increase in net operating income as compared to 2011.

2012 compared to 2011

We reported net income attributable to Aimco of $132.5 million and net income attributable to Aimco common stockholders of $82.1 million for the year ended December 31, 2012, as compared to net loss attributable to Aimco of $57.1 million and net loss attributable to Aimco common stockholders of $103.2 million for the year ended December 31, 2011, increases in income of $189.5 million and $185.3 million, respectively.

We reported net income attributable to the Aimco Operating Partnership of $144.1 million and net income attributable to the Aimco Operating Partnership's common unitholders of $87.3 million for the year ended December 31, 2012, as compared to net loss attributable to the Aimco Operating Partnership of $56.6 million and net loss attributable to the Aimco Operating Partnership's common unitholders of $109.4 million for the year ended December 31, 2011, increases in income of $200.8 million and $196.7 million, respectively.

These increases in net income for Aimco and the Aimco Operating Partnership during the year ended December 31, 2012, as compared to the year ended December 31, 2011, were principally due to increases in gain on dispositions of real estate in 2012 compared to 2011, increases in the operating income of our properties included in continuing operations, reflecting improved operations, and decreases in interest expense, primarily due to prepayment penalties incurred in connection with a series of financing transactions completed in 2011 that extended maturities and reduced the effective interest rate on a number of non-recourse property loans.

2011 compared to 2010

We reported net loss attributable to Aimco of $57.1 million and net loss attributable to Aimco common stockholders of $103.2 million for the year ended December 31, 2011, as compared to net loss attributable to Aimco of $71.7 million and net loss attributable to Aimco common stockholders of $125.3 million for the year ended December 31, 2010, decreases in losses of $14.6 million and $22.2 million, respectively.

We reported net loss attributable to the Aimco Operating Partnership of $56.6 million and net loss attributable to the Aimco Operating Partnership's common unitholders of $109.4 million for the year ended December 31, 2011, as compared to net loss attributable to the Aimco Operating Partnership of $75.5 million and net loss attributable to the Aimco Operating Partnership's common unitholders of $134.0 million for the year ended December 31, 2010, decreases in losses of $18.9 million and $24.7 million, respectively.

These decreases in losses for Aimco and the Aimco Operating Partnership during the year ended December 31, 2011, as compared to the year ended December 31, 2010, were principally due to an increase in the operating income of our properties included in continuing operations, reflecting improved operations, partially offset by an increase in interest expense, primarily due to prepayment penalties incurred in connection with a series of financing transactions completed in 2011.

The following paragraphs discuss these and other items affecting the results of operations of Aimco and the Aimco Operating Partnership in more detail.

Real Estate Operations

Our owned real estate portfolio consists primarily of conventional real estate properties. Our conventional property operations consist of market-rate apartments with rents paid by the resident and included 175 properties with 55,879 units in which we held an average ownership of 97% as of December 31, 2012. We also operate a portfolio of affordable properties. Our affordable property operations consist of apartments with rents that are generally paid, in whole or part, by a government agency and consisted of 90 properties with 12,098 units in which we held an average ownership of 76% as of December 31, 2012. Our conventional and affordable property operations comprise our reportable segments and generated 90% and 10%, respectively, of our proportionate property net operating income (defined below) during the year ended December 31, 2012.

In accordance with accounting principles generally accepted in the United States of America, or GAAP, we consolidate certain properties in which we hold an insignificant economic interest and in some cases we do not consolidate other properties in which we have a significant economic interest. Due to the diversity of our economic ownership interests in our properties, our chief operating decision maker emphasizes as a key measurement of segment profit or loss proportionate property net operating income, which represents our share of the property net operating income of our consolidated and unconsolidated properties. Accordingly, the results of operations of our conventional and affordable segments discussed below are presented on a proportionate basis.

We do not include property management revenues, offsite costs associated with property management or casualty related amounts in our assessment of segment performance. Accordingly, these items are not allocated to our segment results discussed below.

The tables and discussions below reflect the proportionate results of our conventional and affordable segments and the consolidated results related to our real estate operations not allocated to segments for the years ended December 31, 2012, 2011 and 2010 (in thousands). The tables and discussions below exclude the results of operations for properties included in discontinued operations as of December 31, 2012. Refer to Note 20 in the consolidated financial statements in Item 8 for further discussion regarding our reporting segments, including a reconciliation of these proportionate amounts to consolidated rental and other property revenues and property operating expenses.

Total Same Store Portfolio

Our conventional and affordable segments each include properties we classify as same store. Same store properties are properties we manage, in which our ownership exceeds 10% and that have reached and maintained a stabilized level of occupancy (greater than 90%) during the current and prior year-to-date comparable periods. We consider total same store results as a meaningful measure of the performance of the results of operations of the properties we own and operate. For the year ended December 31, 2012, our total same store portfolio comprised 92% of our total proportionate property net operating income.

For the year ended December 31, 2012, as compared to 2011, our total same store portfolio's proportionate property revenues and expenses increased by 4.6% and 1.9%, respectively, resulting in a 6.2% increase in net operating income, and our total same store operating margin increased by approximately 100 basis points, from 63.6% during the year ended December 31, 2011, to 64.6% during the year ended December 31, 2012.

For the year ended December 31, 2011, as compared to 2010, our total same store portfolio's proportionate property revenues increased by 3.0% and expenses decreased by 1.7%, resulting in a 5.9% increase in net operating income, and our total same store operating margin increased by approximately 180 basis points, from 61.8% during the year ended December 31, 2010, to 63.6% during the year ended December 31, 2011.

The results of operations of our conventional and affordable same store properties are discussed further in the discussion of segment results below.

Conventional Real Estate Operations

Our conventional segment consists of conventional properties we classify as same store, redevelopment and other conventional properties. Same store properties are defined above. Redevelopment properties are those in which a substantial number of available units have been vacated for major renovations or have not been stabilized in occupancy for at least one year as of the earliest period presented, or for which other significant non-unit renovations are underway or have been complete for less than one year. Other conventional properties may include conventional properties that have significant rent control restrictions, casualty properties and acquisition properties. We also include the results of operations of commercial space and fitness centers associated with our conventional properties in the other conventional portfolio when measuring performance.

As of December 31, 2012, our conventional same store portfolio and our other conventional portfolio consisted of 139 and 36 properties with 50,304 and 5,575 units, respectively. From December 31, 2011 to December 31, 2012, our conventional same store portfolio decreased by 20 properties with 5,333 units for properties that were sold through December 31, 2012 and for which the results have been reclassified into discontinued operations, partially offset by a net increase of two properties with 441 units that were reclassified from our other conventional portfolio to our conventional same store portfolio following stabilization after casualty losses incurred at the properties. Our conventional portfolio results for the years ended December 31, 2012 and 2011 presented below are based on the property populations as of December 31, 2012.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Rental and other property revenues:				
Conventional same store	$726,496	$693,837	$32,659	4.7%
Other Conventional	85,245	76,094	9,151	12.0%
Total	811,741	769,931	41,810	5.4%
Property operating expenses:				
Conventional same store	253,448	249,571	3,877	1.6%
Other Conventional	41,267	35,078	6,189	17.6%
Total	294,715	284,649	10,066	3.5%
Property net operating income:				
Conventional same store	473,048	444,266	28,782	6.5%
Other Conventional	43,978	41,016	2,962	7.2%
Total	$517,026	$485,282	$31,744	6.5%

For the year ended December 31, 2012, as compared to 2011, our conventional segment's proportionate property net operating income increased $31.7 million, or 6.5%.

For the year ended December 31, 2012, as compared to 2011, conventional same store proportionate property net operating income increased by $28.8 million, or 6.5%. This increase was primarily attributable to a $32.7 million, or 4.7%, increase in rental and other property revenues due to higher average revenues (approximately $61 per effective unit), comprised of increases in rental rates, fee income and utility reimbursements. Rental rates on new leases transacted during the year ended December 31, 2012, were 3.2% higher than expiring lease rates, and renewal rates were 5.5% higher than expiring lease rates. These increases in revenue were partially offset by a 20 basis point decrease in average daily occupancy. The increase in conventional same store rental and other property revenues was partially offset by a $3.9 million, or 1.6%, increase in property operating expenses, primarily due to increases in real estate taxes and insurance, partially offset by a decrease in personnel and related costs.

Our other conventional proportionate property net operating income increased by $3.0 million, or 7.2%, during the year ended December 31, 2012, as compared to 2011, primarily due to an increase in net operating income resulting from conventional properties we acquired in 2011 and 2012.

As of December 31, 2011, our conventional same store portfolio and our other conventional portfolio consisted of 137 and 38 properties with 49,853 and 6,026 units, respectively. Our conventional portfolio results for the years ended December 31, 2011 and 2010, as presented below, are based on the property populations as of December 31, 2011.

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Rental and other property revenues:				
Conventional same store	$699,526	$680,311	$19,215	2.8%
Other Conventional	70,405	70,812	(407)	(0.6)%
Total	769,931	751,123	18,808	2.5%
Property operating expenses:				
Conventional same store	252,102	255,417	(3,315)	(1.3)%
Other Conventional	32,547	32,344	203	0.6%
Total	284,649	287,761	(3,112)	(1.1)%
Property net operating income:				
Conventional same store	447,424	424,894	22,530	5.3%
Other Conventional	37,858	38,468	(610)	(1.6)%
Total	$485,282	$463,362	$21,920	4.7%

For the year ended December 31, 2011, as compared to 2010, our conventional segment's proportionate property net operating income increased $21.9 million, or 4.7%.

For the year ended December 31, 2011, as compared to 2010, conventional same store proportionate property net operating income increased by $22.5 million, or 5.3%. This increase was primarily attributable to a $19.2 million, or 2.8%, increase in rental and other property revenues due to higher average revenues (approximately $41 per effective unit), comprised of increases in rental rates, fee income and utility reimbursements, partially offset by a 50 basis point decrease in average daily occupancy. Rental rates on new leases transacted during the year ended December 31, 2011, were 3.8% higher than expiring lease rates, and renewal rates were 4.6% higher than expiring lease rates. The increase in conventional same store rental and other property revenues was in addition to a $3.3 million, or 1.3%, decrease in property operating expenses, primarily due to decreases in insurance, personnel and related costs and contract services, partially offset by increases in real estate taxes and administrative costs.

Our other conventional proportionate property net operating income decreased by $0.6 million, or 1.6%, during the year ended December 31, 2011, as compared to 2010, primarily due to a decrease in revenue from a larger number of vacant units resulting from the timing of casualties at certain of our properties in 2011 as compared to 2010.

Affordable Real Estate Operations

Our affordable segment consists of properties we classify as same store or other, which are defined in the preceding total same store and conventional discussions. At December 31, 2012, our affordable same store portfolio and other affordable portfolio consisted of 67 and 23 properties with 9,994 and 2,104 units, respectively. From December 31, 2011 to December 31, 2012, our affordable same store portfolio decreased on a net basis by 48 properties and 4,250 units. These changes consisted of:

- the removal of 50 properties with 4,968 units that were sold through December 31, 2012, and for which the results have been reclassified into discontinued operations; and
- the reclassification of five properties with 677 units from our affordable same store portfolio to our other affordable portfolio when they ceased meeting our same store definition, generally when we stopped managing the properties.

These decreases were partially offset by the reclassification of seven properties with 1,395 units into our affordable same store portfolio from our other affordable portfolio when they met the criteria to be classified as same store following redevelopment projects.

Our affordable same store results for the years ended December 31, 2012 and 2011 presented below are based on the property populations as of December 31, 2012. We did not have a significant economic ownership in any of the properties classified as other affordable properties and/or did not manage the properties for the comparative years ended December 31, 2012 and 2011. Accordingly, using our basis for assessing segment performance, this portfolio is excluded from the discussion of proportionate results for the periods shown below.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Affordable same store:				
Rental and other property revenues	$101,524	$97,793	$3,731	3.8%
Property operating expenses	39,968	38,453	1,515	3.9%
Property net operating income	$ 61,556	$59,340	$2,216	3.7%

For the year ended December 31, 2012, as compared to 2011, the proportionate property net operating income of our affordable same store properties increased $2.2 million, or 3.7%. This increase in net operating income consisted of a $3.7 million, or 3.8%, increase in revenue, partially offset by a $1.5 million, or 3.9%, increase in expense. Affordable same store revenue increased partially due to higher average revenues ($27 per effective unit) and higher average physical occupancy (100 basis points). Affordable same store expenses increased primarily due to an increase in insurance and real estate taxes partially offset by personnel and related costs.

At December 31, 2011, our affordable same store portfolio and other affordable portfolio consisted of 60 and 30 properties with 8,599 and 3,499 units, respectively.

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Rental and other property revenues:				
Affordable same store	$83,282	$79,759	$ 3,523	4.4%
Other Affordable	14,511	13,710	801	5.8%
Total	97,793	93,469	4,324	4.6%
Property operating expenses:				
Affordable same store	32,728	34,542	(1,814)	(5.3)%
Other Affordable	5,725	5,509	216	3.9%
Total	38,453	40,051	(1,598)	(4.0)%
Property net operating income:				
Affordable same store	50,554	45,217	5,337	11.8%
Other Affordable	8,786	8,201	585	7.1%
Total	$59,340	$53,418	$ 5,922	11.1%

For the year ended December 31, 2011, as compared to 2010, the proportionate property net operating income of our affordable properties increased $5.9 million, or 11.1%. This increase in net operating income consisted of a $4.3 million, or 4.6%, increase in revenue, in addition to a $1.6 million, or 4.0%, decrease in expense. Affordable same store property net operating income increased by $5.3 million, or 11.8%, primarily due to higher average revenues ($43 per effective unit) and higher average physical occupancy (20 basis points). Affordable same store expenses decreased primarily due to decreases in insurance, real estate taxes, and personnel and related costs.

Non-Segment Real Estate Operations

Real estate operations net operating income amounts not attributed to our conventional or affordable segments include property management revenues, offsite costs associated with property management, and casualty losses, reported in consolidated amounts, which we do not allocate to our conventional or affordable segments for purposes of evaluating segment performance (see Note 20 to the consolidated financial statements in Item 8).

For the years ended December 31, 2012, 2011 and 2010, property management expenses, which includes offsite costs associated with managing properties we own (both our share and the share that we allocate to the noncontrolling limited partners in our consolidated partnerships) and offsite costs associated with properties we manage for third parties, totaled $35.9 million, $41.4 million and $48.2 million, respectively. The decrease in property management expenses in 2012 as compared to 2011 was primarily due to a reduction in personnel and related costs based on the reduction in the number of properties we own and manage. The decrease in property management expenses in 2011 as compared to 2010 was primarily due to the termination in early 2011 of our role as asset manager and property manager for approximately 100 properties with approximately 11,400 units.

For the years ended December 31, 2012 and 2011, casualty losses decreased by $9.5 million, from $11.4 million to $1.9 million, and for the years ended December 31, 2011 and 2010, casualty losses increased by $4.5 million, from $6.9 million to $11.4 million. The decrease in casualty losses during 2012 and the increase in casualty losses during 2011 were primarily due to losses in 2011 from severe snow storms in the Northeast that damaged several properties along with a loss resulting from a severe wind storm in California during 2011 that damaged a property.

Tax Credit and Asset Management Revenues

We sponsor certain consolidated partnerships that acquire, develop and operate qualifying affordable housing properties and are structured to provide for the pass-through of tax credits and deductions to their partners. We recognize income associated with the delivery of tax credits associated with these partnerships to their partners. We also perform activities and services for certain of our other consolidated and unconsolidated real estate partnerships pursuant to legacy asset management and other agreements. These services include portfolio strategy, capital allocation and other transactional activities, and we typically recognized the fees upon completion of transactions that monetize these fees. The tax credit and other activities are conducted in part by our taxable subsidiaries, and the related net operating income may be subject to income taxes. In recent years, in an effort to simplify our business, we have reduced our role in transactional activities and accordingly the amount of earnings we generate from transactional activities has decreased. We expect the amounts of annual transactional fees to diminish in the future.

For the year ended December 31, 2012, as compared to the year ended December 31, 2011, tax credit and asset management revenues increased $3.1 million. This increase is primarily attributable to an increase of $5.3 million of disposition and other fees we earn in connection with transactional activities. This increase was partially offset by a $1.0 million decrease of income recognized in 2011 upon the syndication of a low-income housing tax credit partnership, with no comparable activity during 2012, and a $1.4 million decrease in asset management fees primarily resulting from the termination in early 2011 of our role as asset manager for approximately 100 properties. Pursuant to the termination, we agreed to receive a reduced payment on asset management and other fees owed to us, $1.3 million of which was not previously recognized based on concerns regarding collectability.

For the year ended December 31, 2011, as compared to the year ended December 31, 2010, tax credit and asset management revenues increased $3.0 million. This increase is primarily attributable to a $2.0 million increase in income related to the syndication of low-income housing tax credit partnerships and a $1.3 million increase in asset management fees. The increase in asset management fees primarily related to the recognition in 2011 of previously unrecognized fees owed to us, as further discussed above.

Investment Management Expenses

Investment management expenses consist primarily of the costs of personnel who perform tax credit and asset management activities. For the year ended December 31, 2012, compared to the year ended December 31, 2011, investment management expenses increased $1.5 million. This increase was primarily due to fees paid to third parties for providing asset management services and our write off during 2012 of previously deferred costs on tax credit projects we elected not to pursue, partially offset by a reduction in personnel and related costs.

For the year ended December 31, 2011, compared to the year ended December 31, 2010, investment management expenses decreased $4.0 million. This decrease is primarily due to a $1.6 million reduction in personnel and related costs and a $2.4 million decrease in expenses, primarily related to our write off during 2010 of previously deferred costs related to tax credit projects we abandoned.

Depreciation and Amortization

During the years ended December 31, 2012, 2011 and 2010, depreciation and amortization totaled $345.1 million, $342.8 million and $363.3 million, respectively. The $20.4 million decrease from 2010 to 2011 was due to adjustments that reduced depreciation during 2011 and assets that became fully depreciated in 2010.

Provision for Real Estate Impairment Losses

Based on periodic tests of recoverability of long-lived assets, during the years ended December 31, 2012, 2011 and 2010, we recognized impairment losses totaling $8.3 million, $0.9 million and $0.1 million, respectively, primarily related to real estate properties classified as held for use. These impairment losses were recognized primarily due to reductions in the estimated period over which we expect to hold the properties, coupled with reductions in the estimated fair values of the assets as compared with their carrying amounts.

General and Administrative Expenses

In recent years, we have worked toward simplifying our business, including winding down the portion of our business that generates transaction-based activity fees and reducing the number of partnerships that own our conventional properties by acquiring the noncontrolling interests in these partnerships, which allows us to reduce overhead and other costs associated with these activities. These and other simplification activities, along with our scale reductions completed to date have allowed us to reduce our offsite costs, which consists of general and administrative expenses as well as property management and investment management expenses, by $17.5 million, or 15.3%, since 2010. Our general and administrative expense as a percentage of total revenues has decreased from 5.6% in 2010, to 5.2% in 2011 and 4.8% in 2012.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, general and administrative expenses decreased $1.3 million, or 2.6%, primarily due to decreases in rent expense related to our corporate office space, consulting and professional costs and personnel and related costs, partially offset by increases in information technology and related outsourcing costs.

For the year ended December 31, 2011, compared to the year ended December 31, 2010, general and administrative expenses decreased $2.5 million, or 4.6%, primarily due to net reductions in personnel and related expenses.

Other Expenses, Net

Other expenses, net includes franchise taxes, risk management activities, partnership administration expenses and certain non-recurring items.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, other expenses, net decreased $2.0 million. The net decrease was primarily attributable to the reduction in 2012 of costs associated with certain of our consolidated tax credit partnerships and settlement of various litigation matters during 2011. This decrease was partially offset by the write off during 2012 of the residual receipts amounts held for certain of our affordable properties following a change in the U.S. Department of Housing and Urban Development's intended use of these amounts.

For the year ended December 31, 2011, compared to the year ended December 31, 2010, other expenses, net increased by $8.5 million. The net increase in other expense during 2011 as compared to 2010 was primarily attributable to the settlement of various litigation matters during 2010, which resulted in a net gain in our operations.

Interest Income

Interest income consists primarily of interest on notes receivable (including those from unconsolidated real estate partnerships, which are classified within other assets in our consolidated balance sheets), accretion of discounts on certain notes receivable, interest on cash and restricted cash accounts and interest on investments in debt securities in a securitization of certain of our property loans, which investments are classified within other assets in our consolidated balance sheets.

For the years ended December 31, 2012, 2011 and 2010, Aimco recognized interest income of $9.9 million, $9.7 million and $9.8 million, respectively. In addition to the interest income recognized by Aimco, the Aimco Operating Partnership recognized $1.3 million and $0.9 million of interest income during the years ended December 31, 2011 and 2010, respectively, related to notes receivable from Aimco, for which no interest income was recognized in 2012 following repayment of the notes in late 2011. These notes receivable and related interest income were eliminated in Aimco's consolidated financial statements prior to their repayment.

Recovery of (Provision for) Losses on Notes Receivable

During the years ended December 31, 2012 and 2011, we recognized net recoveries of previously recognized losses on notes receivable of $3.4 million and $0.5 million, respectively. During 2012, we recognized a $4.0 million net recovery of previously recognized losses ($2.4 million net of tax) related to our interest in Casden Properties LLC, an entity organized to acquire, re-entitle and develop land parcels in southern California. This recovery was partially offset by losses on other notes receivable recognized during 2012, primarily due to property sales during 2012 for which the net proceeds available for repayment of partnership loans were less than the amounts previously anticipated. The recovery recognized during 2011 was primarily related to property sales during 2011 for which the net proceeds available for repayment of partnership loans exceeded the amounts previously anticipated. During the year ended December 31, 2010, we recognized a net provision for losses on notes receivable of $0.9 million, primarily due to concerns regarding the collectability of the corresponding notes receivable.

Interest Expense

For the year ended December 31, 2012, compared to the year ended December 31, 2011, interest expense, which includes the amortization of deferred financing costs and prepayment penalties incurred on debt refinancings, decreased by $43.4 million, or 15.0%. This decrease was primarily attributable to our recognition during 2011 of $20.7 million of prepayment penalties and the write off of $2.3 million of deferred loan costs in connection with the completion of a series of refinancing transactions completed in 2011 in which we reduced the weighted average interest rate and extended to ten years the maturity on over $600.0 million of property loans, which is discussed further in Note 3 to the consolidated financial statements in Item 8. The decrease was also due to $15.6 million of debt forgiveness gains recognized during 2012 upon the sale of partnership interests by certain of our consolidated partnerships. These gains were primarily allocated to noncontrolling interests and had no significant effect on the amounts of net income attributable to Aimco or the Aimco Operating Partnership during the year ended December 31, 2012.

For the year ended December 31, 2011, compared to the year ended December 31, 2010, interest expense increased by $13.6 million, or 4.9%. Property related interest expense increased by $15.3 million, primarily due to our recognition during 2011 of $20.7 million of prepayment penalties and the write off of $2.3 million of deferred loan costs discussed above, partially offset by a decrease in interest on our property debt primarily due to lower interest rates resulting from our refinancing activities. Corporate level interest expense decreased by $1.7 million primarily due to the repayment of our term loan during 2010.

Equity in Earnings or Losses of Unconsolidated Real Estate Partnerships

Equity in earnings or losses of unconsolidated real estate partnerships includes our share of the net earnings or losses of our unconsolidated real estate partnerships, which may include impairment losses, gains or losses on the disposition of real estate properties or depreciation expense, which generally exceeds the net operating income recognized by such unconsolidated partnerships.

During the periods presented, the majority of the investments in unconsolidated real estate partnerships included in our consolidated balance sheets were held by entities that we consolidated in our financial statements even though we held a nominal economic interest in these entities. Accordingly, the equity in earnings and losses recognized by these entities were allocated to noncontrolling interests and had no significant effect on the amounts of net income or loss attributable to Aimco.

Gain on Dispositions of Interests in Unconsolidated Real Estate and Other

Gain on dispositions of interests in unconsolidated real estate and other includes gains on disposition of interests in unconsolidated real estate partnerships, gains on dispositions of land and other non-depreciable assets and certain costs related to asset disposal activities, which vary from period to period.

During the years ended December 31, 2012, 2011 and 2010, we recognized $21.9 million, $2.4 million and $10.6 million, respectively, in net gains on disposition of interests in unconsolidated real estate and other. Approximately $15.7 million of the gains recognized during 2012 related to the sale of our interests in two unconsolidated real estate partnerships. The majority of the remaining gains recognized during 2012 and substantially all of the gains recognized during 2011 and 2010 related to sales of investments held by consolidated partnerships in which we generally held a nominal economic interest. Based on our nominal economic interest in the consolidated partnerships that sold these investments, substantially all of these gains were allocated to the noncontrolling interests in these partnerships and had no significant effect on the amounts of net loss attributable to Aimco or the Aimco Operating Partnership during the periods.

Income Tax Benefit

Certain of our operations or a portion thereof, including property management, asset management and risk management are conducted through taxable REIT subsidiaries, each of which we refer to as a TRS. A TRS is a C-corporation that has not elected REIT status and, as such, is subject to United States Federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain properties. Income taxes related to the results of continuing operations of our TRS entities are included in income tax benefit in our consolidated statements of operations.

For the year ended December 31, 2012, compared to the year ended December 31, 2011, income tax benefit decreased by $5.6 million from $6.5 million to $0.9 million, primarily due to decreases in the losses of our TRS entities, including the recovery during 2012 of previously recognized losses on our interest in Casden Properties, LLC.

For the year ended December 31, 2011, compared to the year ended December 31, 2010, income tax benefit decreased by $10.3 million, from $16.8 million to $6.5 million. This decrease was primarily due to decreases in the losses of our TRS entities.

Income from Discontinued Operations, Net

The results of operations for consolidated properties sold during the period or designated as held for sale at the end of the period are required to be classified as discontinued operations for all periods presented. The components of net earnings that are classified as discontinued operations include all property-related revenues and operating expenses, depreciation expense recognized prior to the classification as held for sale, property-specific interest expense and debt extinguishment gains and losses to the extent there is secured debt on the property. In addition, any impairment losses on assets held for sale and the net gain or loss on the eventual disposal of properties held for sale are reported in discontinued operations.

For the years ended December 31, 2012 and 2011, income from discontinued operations totaled $210.3 million and $77.4 million, respectively. The $132.8 million increase in income from discontinued operations was principally due to a $122.9 million increase in gain on dispositions of real estate, net of income taxes, with the balance of the change resulting from an increase in operating income, net of interest expense, due to the timing and composition of sales.

For the years ended December 31, 2011 and 2010, income from discontinued operations totaled $77.4 million and $71.2 million, respectively. The $6.3 million increase in income from discontinued operations was principally due to a $14.7 million increase in gain on dispositions of real estate, net of income taxes, primarily attributable to more properties sold in 2011 as compared to 2010, partially offset primarily by decreases in operating income, net of interest expense, due to the timing of sales.

During the year ended December 31, 2012, we sold 75 consolidated properties for an aggregate sales price of $719.0 million, resulting in net proceeds of $289.9 million to us and a net gain of approximately $223.8 million (which is net of $10.7 million of related income taxes). During the year ended December 31, 2011, we sold 67 consolidated properties for an aggregate sales price of $473.5 million, resulting in net proceeds of $185.6 million to us and a net gain of approximately $100.9 million (which is net of $7.3 million of related income taxes). During the year ended December 31, 2010, we sold 51 consolidated properties for an aggregate sales price of $401.4 million, resulting in net proceeds of $118.4 million to us and a net gain of approximately $86.1 million (which is net of $8.8 million of related income taxes).

The weighted average net operating income capitalization rates for our conventional and affordable property sales, which are calculated using the trailing twelve month net operating income prior to sale, less a 3.0% management fee, divided by gross proceeds, were 6.2% and 8.3% for conventional and affordable property sales, respectively, during the year ended December 31, 2012, 7.0% and 9.0% for conventional and affordable property sales, respectively, during the year ended December 31, 2011, and 8.2% and 8.7% for conventional and affordable property sales, respectively, during the year ended December 31, 2010.

Noncontrolling Interests in Consolidated Real Estate Partnerships

Noncontrolling interests in consolidated real estate partnerships reflects the results of our consolidated real estate partnerships allocated to the unaffiliated owners of interests in these partnerships (owners other than Aimco or the Aimco Operating Partnership). We adjust our total consolidated operating results in our consolidated financial statements to determine the portion of our consolidated operating results that corresponds to our ownership interest in all of our consolidated subsidiaries. The amounts of income or loss of our consolidated real estate partnerships that we allocate to the unaffiliated owners includes their share of property management fees, interest on notes and other amounts that we charge to these partnerships.

For the year ended December 31, 2012, we allocated net income of $51.2 million to noncontrolling interests in consolidated real estate partnerships, compared to $0.3 million of net losses allocated to these noncontrolling interests during the year ended December 31, 2011, or a variance of $51.5 million. This change was primarily due to a $44.7 million increase in the noncontrolling interest partners' share of income from continuing operations primarily due to their share of decreases in interest expense (inclusive of debt forgiveness gains during

2012) and gains on dispositions of unconsolidated properties in consolidated real estate partnerships. These increases were also affected by ownership changes during the periods resulting from our acquisitions of noncontrolling interests in certain of our consolidated partnerships. This change was also due to a $6.8 million decrease in their share of income from discontinued operations.

For the years ended December 31, 2011 and 2010, we allocated net losses of $0.3 million and $13.3 million, respectively, to noncontrolling interests in consolidated real estate partnerships, a $13.0 million decrease in their share of net losses year over year. This decrease was primarily due to a $10.7 million increase in their share of income from discontinued operations, which is primarily due to an increase in gains on the disposition of real estate from 2010 to 2011, and a $2.3 million decrease in their share of losses from continuing operations.

Noncontrolling Interests in Aimco Operating Partnership

In Aimco's consolidated financial statements, noncontrolling interests in Aimco Operating Partnership reflects the results of the Aimco Operating Partnership that are allocated to the holders of OP Units. Aimco allocates the Aimco Operating Partnership's income or loss to the holders of common partnership units and equivalents based on the weighted average number of these units (including those held by Aimco) outstanding during the period. The amount of the Aimco Operating Partnership's income allocated to holders of the preferred OP Units is equal to the amount of distributions they receive.

For the year ended December 31, 2012, income allocated to noncontrolling interests in the Aimco Operating Partnership was $11.7 million, and for the years ended December 31, 2011 and 2010, losses allocated to the noncontrolling interests in the Aimco Operating Partnership were $0.8 million and $4.6 million, respectively.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions. We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of a property may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the estimated aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

From time to time, we have non-revenue producing properties that we hold for future redevelopment. We assess the recoverability of the carrying amount of these redevelopment properties by comparing our estimate of undiscounted future cash flows based on the expected service potential of the redevelopment property upon completion to the carrying amount. In certain instances, we use a probability-weighted approach to determine our estimate of undiscounted future cash flows when alternative courses of action are under consideration.

Real estate investments are subject to varying degrees of risk. Several factors may adversely affect the economic performance and value of our real estate investments. These factors include:

- the general economic climate;
- competition from other apartment communities and other housing options;
- local conditions, such as loss of jobs or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;

- changes in governmental regulations and the related cost of compliance;
- increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;
- changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing; and
- changes in interest rates and the availability of financing.

Any adverse changes in these and other factors could cause an impairment of our long-lived assets, including real estate and investments in unconsolidated real estate partnerships. As we execute our portfolio strategy over the next few years, we are evaluating alternatives to sell or reduce our interest in a significant number of properties that do not align with our long-term investment strategy. While there is no assurance that we will sell or reduce our investment in these properties during the desired timeframe, the size of our portfolio is likely to change as we continue to execute our portfolio management strategy. For any properties that are sold or meet the criteria to be classified as held for sale during the next twelve months, the reduction in the estimated holding period for these properties may result in additional impairment losses.

Based on periodic tests of recoverability of long-lived assets, for the years ended December 31, 2012, 2011 and 2010, we recorded impairment losses of $8.3 million, $0.9 million and $0.1 million, respectively, primarily related to real estate properties classified as held for use. During the years ended December 31, 2012, 2011 and 2010, we recognized impairment losses of $15.3 million, $19.3 million and $13.0 million, respectively, related to real estate properties included in discontinued operations, primarily due to reductions in the estimated holding periods for properties sold during these periods.

Capitalized Costs

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopment and construction projects, other tangible property improvements and replacements of existing property components. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with the planning, execution and control of all capital additions activities at the property level. We characterize as "indirect costs" an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We also capitalize interest, property taxes and insurance during periods in which redevelopment and construction projects are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get properties ready for their intended use are in progress. This includes when properties or units are undergoing physical construction, as well as when units are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and units are available for occupancy. We charge to expense as incurred costs that do not relate to capital additions activities, including ordinary repairs, maintenance, resident turnover costs and general and administrative expenses.

For the years ended December 31, 2012, 2011 and 2010, for continuing and discontinued operations, we capitalized $16.6 million, $14.0 million and $11.6 million, of interest costs, respectively, and $33.7 million, $29.0 million and $30.0 million of site payroll and indirect costs, respectively.

Funds From Operations

Funds From Operations, or FFO, is a non-GAAP financial measure that we believe, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets such as machinery, computers or other personal property. The National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income or loss computed in accordance with GAAP, excluding gains from sales of, and impairment losses recognized with respect to, depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated on the same basis to determine FFO. We calculate FFO attributable to Aimco common stockholders (diluted) by subtracting, if dilutive, redemption or repurchase related preferred stock issuance costs and dividends on preferred stock and adding back dividends/distributions on dilutive preferred securities and premiums or discounts on preferred stock redemptions or repurchases.

In addition to FFO, we compute Pro forma FFO and Adjusted FFO, or AFFO, which are also non-GAAP financial measures we believe are helpful to investors in understanding our performance. Pro forma FFO represents FFO attributable to Aimco common stockholders (diluted), excluding preferred equity redemption-related amounts (adjusted for noncontrolling interests). Preferred equity redemption-related amounts (gains or losses) are items that periodically affect our operating results and we exclude these items from our calculation of Pro forma FFO because such amounts are not representative of our operating performance. AFFO represents Pro forma FFO reduced by Capital Replacements (also adjusted for noncontrolling interests), which represents our estimation of the capital additions required to maintain the value of our portfolio during our ownership period. When we make capital additions at a property, we evaluate whether the additions enhance the value, profitability, or useful life of an asset as compared to its condition at the time we purchased the asset. We classify as Capital Improvements those capital additions that meet these criteria and we classify as Capital Replacements those that do not.

FFO, Pro forma FFO and AFFO should not be considered alternatives to net income (loss) or net cash flows from operating activities, as determined in accordance with GAAP, as indications of our performance or as measures of liquidity. Although we use these non-GAAP measures for comparability in assessing our performance against other REITs, not all REITs compute these same measures. Additionally, computation of AFFO is subject to definitions of capital spending, which are subjective. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs. For the years ended December 31, 2012, 2011 and 2010, Aimco's FFO, Pro forma FFO and AFFO are calculated as follows (in thousands):

	2012	2011	2010
Net income (loss) attributable to Aimco common stockholders (1)	$ 82,146	$(103,161)	$(125,318)
Adjustments:			
Depreciation and amortization	345,077	342,820	363,261
Depreciation and amortization related to non-real estate assets	(13,176)	(12,739)	(14,178)
Depreciation of rental property related to noncontrolling interests in consolidated real estate partnerships and unconsolidated entities	(18,402)	(23,130)	(32,668)
Gain on dispositions of unconsolidated real estate and other, net of noncontrolling interests in consolidated real estate partnerships	(15,399)	(2,509)	640
Provision for impairment losses related to depreciable real estate assets , net of noncontrolling interests in consolidated real estate partnerships	9,382	4,957	276
Discontinued operations:			
Gain on dispositions of real estate, net of income taxes and noncontrolling interests in consolidated real estate partnerships	(185,112)	(60,382)	(59,726)
Provision for impairment losses related to depreciable real estate assets, net of income taxes and noncontrolling interests in consolidated real estate partnerships	12,403	15,314	11,419
Depreciation of rental property, net of noncontrolling interests in consolidated real estate partnerships	19,169	42,068	56,746
Common noncontrolling interests in Aimco Operating Partnership's share of above adjustments (2)	(9,127)	(20,868)	(22,731)
Amounts allocable to participating securities	(503)	(556)	(738)
FFO attributable to Aimco common stockholders – diluted	$ 226,458	$ 181,814	$ 176,983
Preferred equity redemption related amounts	22,626	(3,904)	(254)
Common noncontrolling interests in Aimco Operating Partnership's share of above adjustments	(1,341)	266	18
Amounts allocable to participating securities	(87)	16	1
Pro Forma FFO attributable to Aimco common stockholders – diluted	$ 247,656	$ 178,192	$ 176,748
Capital Replacements, net of common noncontrolling interests in Aimco Operating Partnership and participating securities	(66,722)	(73,802)	(60,181)
AFFO attributable to Aimco common stockholders – diluted	$ 180,934	$ 104,390	$ 116,567
Weighed average common shares outstanding – diluted (earnings per share)	134,479	119,312	116,369
Dilutive common share equivalents	264	314	324
Weighed average common shares outstanding – diluted (3)	134,743	119,626	116,693

(1) Represents the numerator for calculating Aimco's earnings per common share in accordance with GAAP (see Note 16 to the consolidated financial statements in Item 8).

(2) During the years ended December 31, 2012, 2011 and 2010, the Aimco Operating Partnership had outstanding 8,134,774, 8,368,855 and 8,377,645 common OP Units and equivalents.

(3) Represents the denominator for Aimco's earnings per common share – diluted, calculated in accordance with GAAP, plus common share equivalents that are dilutive for FFO, Pro forma FFO and AFFO.

The Aimco Operating Partnership does not separately compute or report FFO, Pro forma FFO or AFFO. However, based on Aimco's method for allocation of amounts of FFO, Pro forma FFO and AFFO to noncontrolling interests in the Aimco Operating Partnership, as well as the limited differences between Aimco's and the Aimco Operating Partnership's net loss amounts during the periods presented, FFO, Pro forma FFO and AFFO amounts on a per unit basis for the Aimco Operating Partnership would be expected to be substantially the same as the corresponding per share amounts for Aimco.

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations. Our primary source of liquidity is cash flow from our operations. Additional sources are proceeds from property sales, proceeds from refinancings of existing property loans, borrowings under new property loans and borrowings under our Credit Agreement.

Our principal uses for liquidity include normal operating activities, payments of principal and interest on outstanding property debt, capital expenditures, dividends paid to stockholders and distributions paid to noncontrolling interest partners and acquisitions of, and investments in, properties. We use our cash and cash equivalents and our cash provided by operating activities to meet short-term liquidity needs. In the event that our cash and cash equivalents and cash provided by operating activities are not sufficient to cover our short-term liquidity needs, we have additional means, such as short-term borrowing availability and proceeds from property sales and refinancings. We may use our Credit Agreement for general corporate purposes and to fund investments on an interim basis. We expect to meet our long-term liquidity requirements, such as debt maturities and property acquisitions, through long-term borrowings, primarily secured, the issuance of equity securities (including OP Units), the sale of properties and cash generated from operations.

The availability of credit and its related effect on the overall economy may affect our liquidity and future financing activities, both through changes in interest rates and access to financing. Currently, interest rates are low compared to historical levels and many lenders are active in the market. However, any adverse changes in the lending environment could negatively affect our liquidity. We believe we have mitigated much of this exposure by reducing our short and intermediate term maturity risk through refinancing such loans with long-dated, fixed-rate property loans. However, if property financing options become unavailable for our further debt needs, we may consider alternative sources of liquidity, such as reductions in capital spending or proceeds from asset dispositions.

As further discussed in Item 7A. Quantitative and Qualitative Disclosures About Market Risk, we are subject to interest rate risk associated with certain variable rate liabilities and preferred stock. At December 31, 2012, we estimate that a 1.0% increase in 30-day LIBOR with constant credit risk spreads would reduce the amounts of net income (or increase the amounts of net loss) attributable to Aimco common stockholders and the Aimco Operating Partnership's common unitholders by approximately $1.4 million and $1.5 million, respectively, on an annual basis. This effect could be mitigated by increasing income earned on our variable rate assets.

We are subject to total rate of return swaps that require specified loan-to-value ratios that may require us to pay down the debt or provide additional collateral, which may adversely affect our cash flows. At December 31, 2012, we had provided $20.0 million of cash collateral pursuant to the swap agreements to satisfy the loan-to-value requirements. See Note 8 to the consolidated financial statements in Item 8 for additional information regarding these arrangements, including the maturity date of the swaps.

As of December 31, 2012, we had the capacity to borrow $454.6 million pursuant to our Credit Agreement, net of $45.4 million for undrawn letters of credit backed by the Credit Agreement.

At December 31, 2012, we had $84.4 million in cash and cash equivalents and $146.9 million of restricted cash, decreases of $6.7 million and $37.1 million, respectively from December 31, 2011. Restricted cash primarily consists of reserves and escrows held by lenders for bond sinking funds, capital additions, property taxes and insurance, and escrows related to tenant security deposits. In addition, cash, cash equivalents and restricted cash are held by partnerships that are not presented on a consolidated basis. The following discussion relates to changes in cash due to operating, investing and financing activities, which are presented in our consolidated statements of cash flows in Item 8.

Operating Activities

For the year ended December 31, 2012, our net cash provided by operating activities of $316.8 million was primarily related to operating income from our consolidated properties, which is affected primarily by rental rates, occupancy levels and operating expenses related to our portfolio of properties, in excess payments of operating accounts payable and accrued liabilities. Cash provided by operating activities for the year ended December 31, 2012 increased by $58.0 million as compared to the year ended December 31, 2011, primarily due to an increase in the net operating income of our properties, resulting from improved operations, and a decrease in cash paid for interest payments, due to the $20.7 million of prepayment penalties incurred during 2011 in connection with a series of refinancing transactions, as well as lower average debt balances and lower interest rates from our refinancing activities.

Investing Activities

For the year ended December 31, 2012, our net cash provided by investing activities of $111.7 million consisted primarily of proceeds from disposition of real estate, partially offset by capital expenditures and purchases of real estate.

We sell properties when they do not meet our investment criteria or are located in areas that we believe do not justify our continued investment when compared to alternative uses for our capital. During the year ended December 31, 2012, we sold 75 consolidated properties for an aggregate sales price of $719.0 million, generating proceeds totaling $289.9 million after the amount of property debt repaid upon the sale or assumed by the buyers, and after the payment of transaction costs, debt prepayment penalties and distributions to limited partners. Net cash proceeds from property sales were used primarily to fund redevelopment spending on our conventional properties and property investments, including investments in other properties and acquisitions of the noncontrolling interests in certain of our consolidated properties.

Capital expenditures totaled $270.2 million, $200.4 million, and $178.9 million during the years ended December 31, 2012, 2011, and 2010, respectively. We generally fund capital additions with cash provided by operating activities, working capital and net proceeds from property sales. We categorize our capital spending broadly into four primary categories: Capital Replacements, Capital Improvements, redevelopment and casualty spending. We monitor our spending in these categories based on capital additions related to properties that we own and manage, and we do not include in these measures capital spending related to properties sold or classified as held for sale at the end of the period, properties that are not multi-family such as commercial properties or fitness facilities, or properties we own but do not manage. A summary of the capital spending for these categories, along with a reconciliation of the total for these categories to the capital expenditures reported in the accompanying consolidated statements of cash flow for the year ended December 31, 2012, 2011, and 2010, are presented below (dollars in thousands):

	2012	2011	2010
Capital Replacements	$ 64,076	$ 83,341	$ 74,650
Capital Improvements	83,980	72,709	45,392
Redevelopment additions	100,085	33,187	29,448
Casualty replacements	11,902	12,282	21,249
Total capital additions	260,043	201,519	170,739
Less: additions related to unconsolidated partnerships	(1,226)	(461)	(982)
Plus: additions related to sold or held for sale properties	12,142	5,673	4,715
Plus: additions related to consolidated properties not managed, commercial space, fitness facilities and other	1,144	533	858
Consolidated capital additions	272,103	207,264	175,330
Plus: net change in accrued capital spending	(1,893)	(6,892)	3,599
Capital expenditures per consolidated statements of cash flows	$270,210	$200,372	$178,929

Capital spending related to Redevelopment and Capital Improvements increased significantly during the year ended December 31, 2012, as compared to the year ended December 31, 2011, due to redevelopment projects we commenced in early 2012. Capital spending related to Capital Improvements increased significantly in the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to large projects for property upgrades, primarily the installation of vinyl wood plank flooring at certain of our properties. We expect our conventional redevelopment spending to increase during 2013, to range of approximately $130.0 million to $160.0 million.

For the years ended December 31, 2012, 2011 and 2010, capital spending included $16.6 million, $14.0 million and $11.6 million of interest costs, respectively, and $33.7 million, $29.0 million and $30.0 million of site payroll and indirect costs, respectively.

Financing Activities

For the year ended December 31, 2012, our net cash used in financing activities of $435.1 million was primarily attributed to cash used to redeem preferred equity securities, debt principal payments, dividends and distributions paid to common and preferred security holders and distributions to and acquisitions of noncontrolling interests, partially offset by proceeds from our issuance of common equity securities, property loans and stock option exercises.

Property Debt

At December 31, 2012 and 2011, we had $4.7 billion and $5.2 billion, respectively, of consolidated property debt outstanding, which, at December 31, 2011, included $412.6 million of property debt classified within liabilities related to assets held for sale. We intend to continue to refinance property debt primarily as a means of extending current and near term maturities and to finance certain capital projects.

Credit Agreement

Our Credit Agreement consists of $500.0 million of revolving loan commitments. Borrowings under the Credit Agreement bear interest at a rate set forth on a pricing grid which rate varies based on our leverage (initially either LIBOR plus 2.75% or, at our option, a base rate). The Credit Agreement matures December 2014, and may be extended for two additional one-year periods, subject to certain conditions, including payment of a 25.0 basis point fee on the total revolving commitments.

As of December 31, 2012, we had no outstanding borrowings under the Credit Agreement, and we had the capacity to borrow $454.6 million, net of $45.4 million for undrawn letters of credit backed by the Credit Agreement. The proceeds of revolving loans are generally used to fund working capital and for other corporate purposes.

Our Credit Agreement requires us to satisfy, among other customary financial covenants, ratios of EBITDA to debt service and EBITDA to fixed charges of 1.50x and 1.30x, respectively. For the year ended December 31, 2012, as calculated based on the provisions in our Credit Agreement, we had a ratio of EBITDA to debt service of 1.65x and a ratio of EBITDA to fixed charges of 1.50x. We expect to remain in compliance with these covenants during 2013.

Equity and Partners' Capital Transactions

During the year ended December 31, 2012, Aimco completed two public offerings of its Common Stock, generating approximately $641.4 million in net proceeds (inclusive of proceeds received upon the exercise of near-term expiring stock options in connection with one of the offerings). Aimco used these proceeds and other available cash to redeem $600.9 million of preferred stock.

In connection with Aimco's Common Stock issuances, Aimco contributed the proceeds to the Aimco Operating Partnership in exchange for a number of common partnership units equal to the number of shares issued. In connection with Aimco's preferred stock redemptions, the Aimco Operating Partnership redeemed from Aimco Partnership Preferred Units corresponding to the preferred stock redeemed by Aimco.

Also during the year ended December 31, 2012, Aimco issued 405,090 shares of its 7.00% Class Z Cumulative Preferred Stock through its preferred stock at-the-market, or ATM, offering program, for net proceeds of $9.8 million. Aimco contributed the net proceeds from the sale of such shares of preferred stock to the Aimco Operating Partnership in exchange for an equal number of the Aimco Operating Partnership's Class Z Cumulative Preferred Partnership Units.

Pursuant to ATM offering programs active at December 31, 2012, Aimco has the capacity to issue up to 3.5 million additional shares of its Common Stock and an additional 3.5 million shares of its Class Z Cumulative Preferred Stock. In the event of any such issuances, Aimco would contribute the net proceeds to the Aimco Operating Partnership in exchange for a number of common partnership units or Class Z Partnership Preferred Units, as the case may be, equal to the number of shares issued and sold. Additionally, the Aimco Operating Partnership and Aimco have a shelf registration statement that provides for the issuance of debt securities by the Aimco Operating Partnership and equity securities by Aimco.

During the year ended December 31, 2012, Aimco paid cash dividends totaling $37.0 million and $104.0 million to preferred stockholders and common stockholders, respectively, and the Aimco Operating Partnership paid cash distributions of $12.6 million to holders of noncontrolling interests in the Aimco Operating Partnership.

During the year ended December 31, 2012, the Aimco Operating Partnership paid cash distributions totaling $43.5 million and $110.2 million to preferred unitholders and common unitholders, respectively, of which $37.0 million and $104.0 million, respectively, represented distributions to Aimco.

During the year ended December 31, 2012, we paid cash distributions of $45.2 million to holders of noncontrolling interests in consolidated real estate partnerships, primarily related to property sales during 2012 and late 2011.

During the year ended December 31, 2012, we acquired the remaining noncontrolling limited partnership interests in 11 consolidated real estate partnerships that own 17 properties and for which our affiliates serve as general partner, for a total cost of $50.7 million, and we redeemed approximately 416,000 common OP Units for cash of $10.8 million.

Contractual Obligations

This table summarizes information contained elsewhere in this Annual Report regarding payments due under contractual obligations and commitments as of December 31, 2012 (amounts in thousands):

	Total	Less than One Year	2-3 Years	4-5 Years	More than Five Years
Long-term debt (1)	$4,688,447	$268,599	$ 599,010	$1,045,720	$2,775,118
Interest related to long-term debt (2)	1,767,332	250,945	463,766	378,413	674,208
Leases for space	13,312	3,756	5,654	3,870	32
Other obligations (3)	234,518	169,720	64,798	—	—
Total	$6,703,609	$693,020	$1,133,228	$1,428,003	$3,449,358

(1) Includes scheduled principal amortization and maturity payments related to our long-term debt.

(2) Includes interest related to both fixed rate and variable rate debt. Interest related to variable rate debt is estimated based on the rate effective at December 31, 2012. Refer to Note 7 in the consolidated financial statements in Item 8 for a description of average interest rates associated with our debt.

(3) Includes a commitment to fund $2.3 million in second mortgage loans on certain properties in West Harlem, New York City, and approximately $232.2 million of obligations pursuant to construction contracts related to our redevelopment and construction projects.

In addition to the amounts presented in the table above, at December 31, 2012, we were obligated to make dividend payments on $68.9 million (liquidation value) of perpetual preferred stock outstanding with a weighted average annual dividend yield of 4.1% and distribution payments on $79.2 million (liquidation value) of redeemable preferred OP Units of the Aimco Operating Partnership outstanding with annual distribution yields ranging from 1.8% to 8.8%, or equal to the dividends paid on Aimco's Common Stock.

As discussed in Note 6 to the consolidated financial statements in Item 8, we have notes receivable collateralized by second mortgages on certain properties in West Harlem in New York City. The obligor under these notes has the ability to put these properties to us upon the achievement of certain operating performance thresholds. Our acquisition of these properties pursuant to this put option would result in a cash payment by us of approximately $31.0 million at the lower performance threshold and $98.1 million at the higher performance threshold, and our assumption of approximately $118.2 million in property debt.

As discussed in Note 10 to the consolidated financial statements in Item 8, pursuant to financing arrangements on certain of our conventional redevelopment properties, we are contractually obligated to complete the planned projects. The majority of the capital spending will be funded from construction financing that will be converted to permanent non-recourse property loans upon completion of the projects. Based on the uncertainty regarding the timing and the final amounts of the expenditures, we have excluded them from the contractual obligations table above.

Additionally, we may enter into commitments to purchase goods and services in connection with the operations of our properties. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

Future Capital Needs

In addition to the items set forth in "Contractual Obligations" above, we expect to fund any future acquisitions, redevelopment projects, Capital Improvements and Capital Replacements principally with proceeds from property sales (including tax-free exchange proceeds), short-term borrowings, debt and equity financing and operating cash flows.

Off-Balance Sheet Arrangements

We own general and limited partner interests in unconsolidated real estate partnerships, in which our ownership interests range from less than 5% to 67%. There are no lines of credit, side agreements, or any other derivative financial instruments related to or between our unconsolidated real estate partnerships and us and no material exposure to financial guarantees. Accordingly, our maximum risk of loss related to these unconsolidated real estate partnerships is limited to the aggregate carrying amount of our investment in the unconsolidated real estate partnerships and any outstanding notes or accounts receivable as reported in our consolidated financial statements (see Note 4 to the consolidated financial statements in Item 8 for further discussion of our involvement with variable interest entities and see Note 5 to the consolidated financial statements in Item 8 for additional information about our involvement with and investments in unconsolidated real estate partnerships).

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our primary market risk exposure is to the availability of property debt or other cash sources to refund maturing property debt and to changes in base interest rates and credit risk spreads. Our liabilities are not subject to any other material market rate or price risks. We use predominantly long-term, fixed-rate non-recourse property debt in order to avoid the refunding and repricing risks of short-term borrowings. We use short-term debt financing and working capital primarily to fund short-term uses and acquisitions and generally expect to refinance such borrowings with cash from operating activities, property sales proceeds, long-term debt or equity financings. We make limited use of other derivative financial instruments and we do not use them for trading or other speculative purposes.

As of December 31, 2012, on a consolidated basis, we had approximately $154.6 million of variable-rate indebtedness outstanding and $37.0 million of variable rate preferred stock outstanding. Of the total debt subject to variable interest rates, floating rate tax-exempt bond financing was approximately $130.6 million. Floating rate tax-exempt bond financing is benchmarked against the Securities Industry and Financial Markets Association Municipal Swap Index, or SIFMA, rate, which since 1992 has averaged 75% of the 30-day LIBOR rate. If this historical relationship continues, we estimate that an increase in 30-day LIBOR of 100 basis points (75 basis points for tax-exempt interest rates) with constant credit risk spreads would result in Aimco's net income and net income attributable to Aimco common stockholders being reduced (or the amounts of net loss and net loss attributable to Aimco common stockholders being increased) by $1.2 million and $1.4 million, respectively, on an annual basis. We estimate this same increase in interest rates would result in the Aimco Operating Partnership's net income and net income attributable to the Aimco Operating Partnership's common unitholders being reduced (or the amounts of net loss and net loss attributable to the Aimco Operating Partnership's common unitholders being increased) by $1.2 million and $1.5 million, respectively, on an annual basis.

At December 31, 2012, we had approximately $334.2 million in cash and cash equivalents, restricted cash and notes receivable, a portion of which bear interest at variable rates indexed to LIBOR-based rates, and which may mitigate the effect of an increase in variable rates on our variable-rate indebtedness and preferred stock discussed above.

We estimate the fair value for our debt instruments as described in Note 9 to the consolidated financial statements in Item 8. The estimated aggregate fair value of our consolidated debt was approximately $5.1 billion at December 31, 2012 ($4.9 billion on a proportionate basis, including our share of the property debt of unconsolidated partnerships). The combined carrying value of our consolidated debt was approximately $4.7 billion at December 31, 2012 ($4.5 billion on a proportionate basis). If market rates for our fixed-rate debt were higher by 100 basis points with constant credit risk spreads, the estimated fair value of our debt discussed above would have decreased from $5.1 billion to $4.9 billion (from $4.9 billion to $4.7 billion on a proportionate basis). If market rates for our debt discussed above were lower by 100 basis points with constant credit risk spreads, the estimated fair value of our fixed-rate debt would have increased from $5.1 billion to $5.4 billion (from $4.9 billion to $5.1 billion on a proportionate basis).

Item 8. *Financial Statements and Supplementary Data*

The independent registered public accounting firm's reports, consolidated financial statements and schedule listed in the accompanying index are filed as part of this report and incorporated herein by this reference. See "Index to Financial Statements" on page F-1 of this Annual Report.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Aimco

Disclosure Controls and Procedures

Aimco's management, with the participation of Aimco's chief executive officer and chief financial officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, Aimco's chief executive officer and chief financial officer have concluded that, as of the end of such period, Aimco's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Aimco's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on their assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in Aimco's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, Aimco's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Apartment Investment and Management Company

We have audited Apartment Investment and Management Company's (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 25, 2013

The Aimco Operating Partnership

Disclosure Controls and Procedures

The Aimco Operating Partnership's management, with the participation of the chief executive officer and chief financial officer of Aimco, who are the equivalent of the Aimco Operating Partnership's chief executive officer and chief financial officer, respectively, has evaluated the effectiveness of the Aimco Operating Partnership's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the chief executive officer and chief financial officer of Aimco have concluded that, as of the end of such period, the Aimco Operating Partnership's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Aimco Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on their assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

The Aimco Operating Partnership's independent registered public accounting firm has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in the Aimco Operating Partnership's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Aimco Operating Partnership's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Partners of
AIMCO Properties, L.P.

We have audited AIMCO Properties, L.P.'s (the "Partnership") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Partnership's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Partnership as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), partners' capital, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 25, 2013

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Each member of the board of directors of Aimco also is a director of the general partner of the Aimco Operating Partnership. The officers of Aimco are also the officers of the general partner of the Aimco Operating Partnership and hold the same titles. The information required by this item for both Aimco and the Aimco Operating Partnership is presented jointly under the captions "Board of Directors and Executive Officers," "Corporate Governance Matters—Code of Ethics," "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance Matters—Nominating and Corporate Governance Committee," "Corporate Governance Matters—Audit Committee" and "Corporate Governance Matters—Audit Committee Financial Expert" in the proxy statement for Aimco's 2013 annual meeting of stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required by this item is presented under the captions "Compensation Discussion & Analysis," "Compensation and Human Resources Committee Report to Stockholders," "Summary Compensation Table," "Grants of Plan-Based Awards in 2012," "Outstanding Equity Awards at Fiscal Year End 2012," "Option Exercises and Stock Vested in 2012," "Potential Payments Upon Termination or Change in Control" and "Corporate Governance Matters - Director Compensation" in the proxy statement for Aimco's 2013 annual meeting of stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item, for both Aimco and the Aimco Operating Partnership, is presented under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the proxy statement for Aimco's 2013 annual meeting of stockholders and is incorporated herein by reference. In addition, as of February 22, 2013, Aimco, through its consolidated subsidiaries, held 94.8% of the Aimco Operating Partnership's common partnership units outstanding.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is presented under the caption "Certain Relationships and Related Transactions" and "Corporate Governance Matters - Independence of Directors" in the proxy statement for Aimco's 2013 annual meeting of stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is presented under the caption "Principal Accountant Fees and Services" in the proxy statement for Aimco's 2013 annual meeting of stockholders and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) The financial statements listed in the Index to Financial Statements on Page F-1 of this report are filed as part of this report and incorporated herein by reference.

(a)(2) The financial statement schedule listed in the Index to Financial Statements on Page F-1 of this report is filed as part of this report and incorporated herein by reference.

(a)(3) The Exhibit Index is incorporated herein by reference.

INDEX TO EXHIBITS (1) (2)

EXHIBIT NO.	DESCRIPTION
3.1	Charter (Exhibit 3.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, is incorporated herein by this reference)
3.2	Amended and Restated Bylaws (Exhibit 3.2 to Aimco's Current Report on Form 8-K dated February 2, 2010, is incorporated herein by this reference)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of July 29, 1994, as amended and restated as of February 28, 2007 (Exhibit 10.1 to Aimco's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by this reference)
10.2	First Amendment to Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of December 31, 2007 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 31, 2007, is incorporated herein by this reference)
10.3	Second Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of July 30, 2009 (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, is incorporated herein by this reference)
10.4	Third Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of September 2, 2010 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated September 3, 2010, is incorporated herein by this reference)
10.5	Fourth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of July 26, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated July 26, 2011, is incorporated herein by this reference)
10.6	Fifth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of August 24, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated August 24, 2011, is incorporated herein by this reference)
10.7	Sixth Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of AIMCO Properties, L.P., dated as of December 31, 2011 (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 31, 2011, is incorporated herein by this reference)
10.8	Senior Secured Credit Agreement, dated as of December 13, 2011, among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders from time to time party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 13, 2011, is incorporated herein by this reference)

EXHIBIT NO.	DESCRIPTION
10.9	Master Indemnification Agreement, dated December 3, 2001, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., XYZ Holdings LLC, and the other parties signatory thereto (Exhibit 2.3 to Aimco's Current Report on Form 8-K, dated December 6, 2001, is incorporated herein by this reference)
10.10	Tax Indemnification and Contest Agreement, dated December 3, 2001, by and among Apartment Investment and Management Company, National Partnership Investments, Corp., and XYZ Holdings LLC and the other parties signatory thereto (Exhibit 2.4 to Aimco's Current Report on Form 8-K, dated December 6, 2001, is incorporated herein by this reference)
10.11	Employment Contract executed on December 29, 2008, by and between AIMCO Properties, L.P. and Terry Considine (Exhibit 10.1 to Aimco's Current Report on Form 8-K, dated December 29, 2008, is incorporated herein by this reference)*
10.12	Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (October 1999) (Exhibit 10.26 to Aimco's Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference)*
10.13	Form of Restricted Stock Agreement (1997 Stock Award and Incentive Plan) (Exhibit 10.11 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, is incorporated herein by this reference)*
10.14	Form of Incentive Stock Option Agreement (1997 Stock Award and Incentive Plan) (Exhibit 10.42 to Aimco's Annual Report on Form 10-K for the year ended December 31, 1998, is incorporated herein by this reference)*
10.15	2007 Stock Award and Incentive Plan (incorporated by reference to Appendix A to Aimco's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007)*
10.16	Form of Restricted Stock Agreement (Exhibit 10.2 to Aimco's Current Report on Form 8-K, dated April 30, 2007, is incorporated herein by this reference)*
10.17	Form of Non-Qualified Stock Option Agreement (Exhibit 10.3 to Aimco's Current Report on Form 8-K, dated April 30, 2007, is incorporated herein by this reference)*
10.18	2007 Employee Stock Purchase Plan (incorporated by reference to Appendix B to Aimco's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 20, 2007)*
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm—Aimco
23.2	Consent of Independent Registered Public Accounting Firm—Aimco Operating Partnership
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco
31.3	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
31.4	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership

EXHIBIT NO.	DESCRIPTION
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco
32.3	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
32.4	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—Aimco Operating Partnership
99.1	Agreement re: disclosure of long-term debt instruments—Aimco
99.2	Agreement re: disclosure of long-term debt instruments—Aimco Operating Partnership
101	XBRL (Extensible Business Reporting Language). The following materials from Aimco's and the Aimco Operating Partnership's combined Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL: (i) consolidated balance sheets; (ii) consolidated statements of operations; (iii) consolidated statements of comprehensive loss; (iv) consolidated statements of equity and consolidated statements of partners' capital; (v) consolidated statements of cash flows; (vi) notes to consolidated financial statements; and (vii) financial statement schedule (3).

(1) Schedule and supplemental materials to the exhibits have been omitted but will be provided to the Securities and Exchange Commission upon request.

(2) The file reference number for all exhibits is 001-13232, and all such exhibits remain available pursuant to the Records Control Schedule of the Securities and Exchange Commission.

(3) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

By: /s/ TERRY CONSIDINE
Terry Considine
Chairman of the Board and
Chief Executive Officer

Date: February 25, 2013

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, Inc., its General Partner

By: /s/ TERRY CONSIDINE
Terry Considine
Chairman of the Board and
Chief Executive Officer

Date: February 25, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of each registrant and in the capacities and on the dates indicated.

Signature	Title	Date
APARTMENT INVESTMENT AND MANAGEMENT COMPANY		
AIMCO PROPERTIES, L.P. By:AIMCO-GP, Inc., its General Partner		
/s/ TERRY CONSIDINE Terry Considine	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 25, 2013
/s/ ERNEST M. FREEDMAN Ernest M. Freedman	Executive Vice President and Chief Financial Officer (principal financial officer)	February 25, 2013
/s/ PAUL BELDIN Paul Beldin	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 25, 2013
/s/ JAMES N. BAILEY James N. Bailey	Director	February 25, 2013
/s/ THOMAS L. KELTNER Thomas L. Keltner	Director	February 25, 2013
/s/ J. LANDIS MARTIN J. Landis Martin	Director	February 25, 2013
/s/ ROBERT A. MILLER Robert A. Miller	Director	February 25, 2013
/s/ KATHLEEN M. NELSON Kathleen M. Nelson	Director	February 25, 2013
/s/ MICHAEL A. STEIN Michael A. Stein	Director	February 25, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Apartment Investment and Management Company

We have audited the accompanying consolidated balance sheets of Apartment Investment and Management Company (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 25, 2013

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011
(In thousands, except share data)

	2012	2011
ASSETS		
Buildings and improvements	$ 6,390,253	$ 6,223,885
Land	1,943,166	1,929,018
Total real estate	8,333,419	8,152,903
Less accumulated depreciation	(2,820,765)	(2,562,574)
Net real estate ($599,302 and $773,233 related to VIEs)	5,512,654	5,590,329
Cash and cash equivalents ($23,599 and $43,286 related to VIEs)	84,413	91,066
Restricted cash ($38,576 and $41,724 related to VIEs)	146,859	183,970
Accounts receivable, net ($1,961 and $8,434 related to VIEs)	34,020	41,796
Notes receivable	102,897	111,205
Other assets ($221,638 and $70,930 related to VIEs)	520,537	382,949
Assets held for sale	—	470,547
Total assets	$ 6,401,380	$ 6,871,862
LIABILITIES AND EQUITY		
Non-recourse property debt ($495,012 and $617,823 related to VIEs)	$ 4,688,447	$ 4,772,774
Accounts payable	30,747	32,607
Accrued liabilities and other ($162,765 and $79,573 related to VIEs)	318,669	282,451
Deferred income	128,577	138,808
Liabilities related to assets held for sale	—	417,164
Total liabilities	5,166,440	5,643,804
Preferred noncontrolling interests in Aimco Operating Partnership	80,046	83,384
Commitments and contingencies (Note 10)	—	—
Equity:		
Perpetual Preferred Stock (Note 12)	68,114	657,114
Common Stock, $0.01 par value, 505,787,260 and 480,887,260 shares authorized, 145,563,903 and 120,916,294 shares issued/outstanding at December31, 2012 and 2011, respectively	1,456	1,209
Additional paid-in capital	3,712,684	3,098,333
Accumulated other comprehensive loss	(3,542)	(6,860)
Distributions in excess of earnings	(2,863,287)	(2,841,467)
Total Aimco equity	915,425	908,329
Noncontrolling interests in consolidated real estate partnerships	271,065	270,666
Common noncontrolling interests in Aimco Operating Partnership	(31,596)	(34,321)
Total equity	1,154,894	1,144,674
Total liabilities and equity	$ 6,401,380	$ 6,871,862

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands, except per share data)

	2012	2011	2010
REVENUES:			
Rental and other property revenues	$ 991,428	$ 943,258	$ 922,910
Tax credit and asset management revenues	41,769	38,661	35,630
Total revenues	1,033,197	981,919	958,540
OPERATING EXPENSES:			
Property operating expenses	402,225	405,866	415,513
Investment management expenses	12,008	10,459	14,477
Depreciation and amortization	345,077	342,820	363,261
Provision for real estate impairment losses	8,349	915	65
General and administrative expenses	49,602	50,906	53,374
Other expenses, net	15,776	17,796	9,267
Total operating expenses	833,037	828,762	855,957
Operating income	200,160	153,157	102,583
Interest income	9,913	9,681	9,769
Recovery of (provision for) losses on notes receivable, net	3,375	509	(949)
Interest expense	(246,761)	(290,168)	(276,538)
Equity in losses of unconsolidated real estate partnerships	(4,408)	(17,721)	(23,112)
Gain on dispositions of interests in unconsolidated real estate and other, net	21,886	2,398	10,631
Loss before income taxes and discontinued operations	(15,835)	(142,144)	(177,616)
Income tax benefit	929	6,541	16,839
Loss from continuing operations	(14,906)	(135,603)	(160,777)
Income from discontinued operations, net	210,267	77,439	71,153
Net income (loss)	195,361	(58,164)	(89,624)
Noncontrolling interests:			
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnerships	(51,218)	257	13,301
Net income attributable to preferred noncontrolling interests in Aimco Operating Partnership	(6,496)	(6,683)	(4,964)
Net (income) loss attributable to common noncontrolling interests in Aimco Operating Partnership	(5,191)	7,503	9,559
Total noncontrolling interests	(62,905)	1,077	17,896
Net income (loss) attributable to Aimco	132,456	(57,087)	(71,728)
Net income attributable to Aimco preferred stockholders	(49,888)	(45,852)	(53,590)
Net income attributable to participating securities	(422)	(222)	—
Net income (loss) attributable to Aimco common stockholders	$ 82,146	$(103,161)	$(125,318)
Earnings (loss) attributable to Aimco per common share – basic and diluted:			
Loss from continuing operations attributable to Aimco common stockholders	$ (0.59)	$ (1.22)	$ (1.48)
Income from discontinued operations attributable to Aimco common stockholders	1.20	0.36	0.40
Net income (loss) attributable to Aimco common stockholders	$ 0.61	$ (0.86)	$ (1.08)
Weighted average common shares outstanding – basic and diluted	134,479	119,312	116,369

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net income (loss)	$195,361	$(58,164)	$(89,624)
Other comprehensive income (loss):			
Unrealized losses on interest rate swaps	(2,581)	(5,885)	(2,747)
Losses on interest rate swaps reclassified into earnings from accumulated other comprehensive loss	1,673	1,667	1,642
Unrealized gains (losses) on debt securities classified as available-for-sale	4,341	(1,509)	—
Other comprehensive income (loss)	3,433	(5,727)	(1,105)
Comprehensive income (loss)	198,794	(63,891)	(90,729)
Comprehensive (income) loss attributable to noncontrolling interests	(63,020)	2,020	18,063
Comprehensive income (loss) attributable to Aimco	$135,774	$(61,871)	$(72,666)

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests	Total Equity
	Shares Issued	Amount	Shares Issued	Amount						
Balances at December 31, 2009	24,940	$ 660,500	116,480	$1,165	$3,071,273	$(1,138)	$(2,492,082)	$1,239,718	$294,985	$1,534,703
Issuance of Preferred Stock	4,000	98,101	—	—	(3,346)	—	—	94,755	—	94,755
Redemption of Preferred Stock	(4,040)	(101,000)	—	—	4,511	—	(1,511)	(98,000)	—	(98,000)
Issuance of Common Stock	—	—	600	6	14,040	—	—	14,046	—	14,046
Aimco Operating Partnership units issued in exchange for noncontrolling interests in consolidated real estate partnerships	—	—	—	—	—	—	—	—	6,854	6,854
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(3,571)	(3,571)
Officer and employee stock awards and related amounts, net	—	—	555	5	2,748	—	—	2,753	—	2,753
Amortization of stock option and restricted stock compensation cost	—	—	—	—	8,182	—	—	8,182	—	8,182
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	7,422	7,422
Adjustment to noncontrolling interests from consolidation of entities	—	—	—	—	—	—	—	—	6,324	6,324
Adjustment to noncontrolling interests related to revision of investment balances	—	—	—	—	—	—	—	—	(38,718)	(38,718)
Effect of changes in ownership for consolidated entities	—	—	—	—	(27,391)	—	—	(27,391)	5,533	(21,858)
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(27,724)	(27,724)	50,879	23,155
Change in accumulated other comprehensive loss	—	—	—	—	—	(938)	—	(938)	(167)	(1,105)
Other, net	—	—	8	—	279	—	(751)	(472)	1,876	1,404
Net loss	—	—	—	—	—	—	(71,728)	(71,728)	(22,860)	(94,588)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(47,827)	(47,827)
Common Stock dividends	—	—	—	—	—	—	(35,080)	(35,080)	—	(35,080)
Preferred Stock dividends	—	—	—	—	—	—	(52,079)	(52,079)	—	(52,079)
Balances at December 31, 2010	24,900	657,601	117,643	1,176	3,070,296	(2,076)	(2,680,955)	1,046,042	260,730	1,306,772
Issuance of Preferred Stock	869	21,075	—	—	(1,085)	—	—	19,990	—	19,990
Repurchase of Preferred Stock	(863)	(21,562)	—	—	1,292	—	3,904	(16,366)	—	(16,366)
Issuance of Common Stock	—	—	2,914	29	71,913	—	—	71,942	—	71,942
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(6,059)	(6,059)
Officer and employee stock awards and related amounts, net	—	—	317	3	2,094	—	10	2,107	—	2,107
Amortization of stock option and restricted stock compensation cost	—	—	42	1	5,882	—	—	5,883	—	5,883
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	12,358	12,358
Effect of changes in ownership for consolidated entities	—	—	—	—	(52,059)	—	—	(52,059)	29,761	(22,298)
Change in accumulated other comprehensive loss	—	—	—	—	—	(4,784)	—	(4,784)	(943)	(5,727)
Other, net	—	—	—	—	—	—	—	—	(15)	(15)
Net loss	—	—	—	—	—	—	(57,087)	(57,087)	(7,760)	(64,847)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(51,727)	(51,727)
Common Stock dividends	—	—	—	—	—	—	(57,583)	(57,583)	—	(57,583)
Preferred Stock dividends	—	—	—	—	—	—	(49,756)	(49,756)	—	(49,756)
Balances at December 31, 2011	24,906	657,114	120,916	1,209	3,098,333	(6,860)	(2,841,467)	908,329	236,345	1,144,674

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Distributions in Excess of Earnings	Total Aimco Equity	Noncontrolling Interests	Total Equity
	Shares Issued	Amount	Shares Issued	Amount						
Issuance of Preferred Stock	405	10,039	—	—	(221)	—	—	9,818	—	9,818
Redemption of Preferred Stock	(24,037)	(599,039)	—	—	20,727	—	(22,626)	(600,938)	—	(600,938)
Issuance of Common Stock	—	—	22,144	221	594,158	—	—	594,379	—	594,379
Redemption of Aimco Operating Partnership units	—	—	—	—	—	—	—	—	(11,079)	(11,079)
Amortization of stock option and restricted stock compensation cost	—	—	36	—	5,223	—	—	5,223	—	5,223
Exercises of stock options	—	—	2,253	24	48,883	—	—	48,907	—	48,907
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	2,928	2,928
Effect of changes in ownership for consolidated entities	—	—	—	—	(54,799)	—	—	(54,799)	1,559	(53,240)
Change in accumulated other comprehensive loss	—	—	—	—	—	3,318	—	3,318	115	3,433
Other, net	—	—	214	2	380	—	(380)	2	4,545	4,547
Net income	—	—	—	—	—	—	132,456	132,456	56,409	188,865
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(51,353)	(51,353)
Common Stock dividends	—	—	—	—	—	—	(104,006)	(104,006)	—	(104,006)
Preferred Stock dividends	—	—	—	—	—	—	(27,264)	(27,264)	—	(27,264)
Balances at December 31, 2012	1,274	$ 68,114	145,564	$1,456	$3,712,684	$(3,542)	$(2,863,287)	$ 915,425	$239,469	$1,154,894

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 195,361	$ (58,164)	$ (89,624)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	345,077	342,820	363,261
Provision for real estate impairment losses	8,349	915	65
Equity in losses of unconsolidated real estate partnerships	4,408	17,721	23,112
Gain on dispositions of interests in unconsolidated real estate and other	(21,886)	(2,398)	(10,631)
Income tax benefit	(929)	(6,541)	(16,839)
Stock-based compensation expense	4,871	5,381	7,331
Amortization of deferred loan costs and other	5,615	7,148	8,398
Discontinued operations:			
Depreciation and amortization	21,674	52,513	73,572
Gain on disposition of real estate	(234,533)	(108,209)	(94,945)
Other adjustments to income from discontinued operations	25,242	25,321	20,247
Changes in operating assets and operating liabilities:			
Accounts receivable	8,968	388	25,561
Other assets	21,748	7,927	17,798
Accounts payable, accrued liabilities and other	(67,138)	(26,003)	(69,806)
Total adjustments	121,466	316,983	347,124
Net cash provided by operating activities	316,827	258,819	257,500
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of real estate and investments in unconsolidated real estate partnerships	(89,716)	(64,976)	—
Capital expenditures	(270,210)	(200,372)	(178,929)
Proceeds from dispositions of real estate	484,904	326,853	218,571
Purchases of interests in unconsolidated real estate and corporate assets	(7,818)	(15,123)	(9,399)
Purchase of investment in debt securities	—	(51,534)	—
Proceeds from sales of and distributions from unconsolidated real estate partnerships	31,192	17,095	19,707
Net increase in cash from consolidation and deconsolidation of entities	—	—	13,128
Other investing activities	(36,685)	28,551	23,297
Net cash provided by investing activities	111,667	40,494	86,375
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from non-recourse property debt	243,253	927,093	449,384
Principal repayments on non-recourse property debt	(447,792)	(1,083,690)	(493,128)
Payments on term loans	—	—	(90,000)
Proceeds from issuance of Preferred Stock	9,818	19,990	96,110
Proceeds from issuance of Common Stock	594,379	71,942	14,046
Redemptions and repurchases of Preferred Stock	(600,938)	(36,367)	(108,000)
Proceeds from Common Stock option exercises	48,907	1,806	1,806
Payment of dividends to holders of Preferred Stock	(37,019)	(49,756)	(53,435)
Payment of dividends to holders of Common Stock	(104,006)	(57,583)	(46,729)
Payment of distributions to noncontrolling interests	(57,849)	(58,413)	(54,557)
Purchases of noncontrolling interests in consolidated real estate partnerships	(71,145)	(20,909)	(17,238)
Other financing activities	(12,755)	(33,685)	(12,069)
Net cash used in financing activities	(435,147)	(319,572)	(313,810)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,653)	(20,259)	30,065
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,066	111,325	81,260
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 84,413	$ 91,066	$ 111,325

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	$294,423	$336,565	$311,432
Cash paid for income taxes	1,056	1,233	1,899
Non-cash transactions associated with the acquisition or disposition of real estate:			
Secured debt assumed in connection with our acquisition of real estate	38,779	—	—
Secured debt assumed by buyer in connection with our disposition of real estate	208,134	127,494	157,629
Issuance of notes receivable in connection with the disposition of real estate	—	—	4,544
Non-cash transactions associated with consolidation and deconsolidation of real estate partnerships:			
Real estate, net	—	—	80,629
Investments in and notes receivable primarily from affiliated entities	—	—	41,903
Restricted cash and other assets	—	—	3,290
Non-recourse debt	—	—	61,211
Noncontrolling interests in consolidated real estate partnerships	—	—	57,099
Accounts payable, accrued and other liabilities	—	—	20,640
Other non-cash transactions:			
Issuance of common OP Units for acquisition of noncontrolling interests in consolidated real estate partnerships	4,553	168	6,854

See notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of
AIMCO Properties, L.P.

We have audited the accompanying consolidated balance sheets of AIMCO Properties, L.P. (the "Partnership") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), partners' capital and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the accompanying Index to Financial Statements. These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 25, 2013

AIMCO PROPERTIES, L.P.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2012 and 2011
(In thousands)

	2012	2011
ASSETS		
Buildings and improvements	$ 6,390,253	$ 6,223,885
Land	1,943,166	1,929,018
Total real estate	8,333,419	8,152,903
Less accumulated depreciation	(2,820,765)	(2,562,574)
Net real estate ($599,302 and $773,233 related to VIEs)	5,512,654	5,590,329
Cash and cash equivalents ($23,599 and $43,286 related to VIEs)	84,413	91,066
Restricted cash ($38,576 and $41,724 related to VIEs)	146,859	183,970
Accounts receivable, net ($1,961 and $8,434 related to VIEs)	34,020	41,796
Notes receivable	102,897	111,205
Other assets ($221,638 and $70,930 related to VIEs)	520,537	382,949
Assets held for sale	—	470,547
Total assets	$ 6,401,380	$ 6,871,862
LIABILITIES AND PARTNERS' CAPITAL		
Non-recourse property debt ($495,012 and $617,823 related to VIEs)	$ 4,688,447	$ 4,772,774
Accounts payable	30,747	32,607
Accrued liabilities and other ($162,765 and $79,573 related to VIEs)	318,669	282,451
Deferred income	128,577	138,808
Liabilities related to assets held for sale	—	417,164
Total liabilities	5,166,440	5,643,804
Redeemable preferred units	80,046	83,384
Commitments and contingencies (Note 10)	—	—
Partners' Capital:		
Preferred units	68,114	657,114
General Partner and Special Limited Partner	847,311	251,215
Limited Partners	(31,596)	(34,321)
Partners' capital attributable to the Aimco Operating Partnership	883,829	874,008
Noncontrolling interests in consolidated real estate partnerships	271,065	270,666
Total partners' capital	1,154,894	1,144,674
Total liabilities and partners' capital	$ 6,401,380	$ 6,871,862

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF OPERATIONS
As of December 31, 2012, 2011 and 2010
(In thousands, except per unit data)

	2012	2011	2010
REVENUES:			
Rental and other property revenues	$ 991,428	$ 943,258	$ 922,910
Tax credit and asset management revenues	41,769	38,661	35,630
Total revenues	1,033,197	981,919	958,540
OPERATING EXPENSES:			
Property operating expenses	402,225	405,866	415,513
Investment management expenses	12,008	10,459	14,477
Depreciation and amortization	345,077	342,820	363,261
Provision for real estate impairment losses	8,349	915	65
General and administrative expenses	49,602	50,906	53,374
Other expenses, net	15,776	17,796	9,267
Total operating expenses	833,037	828,762	855,957
Operating income	200,160	153,157	102,583
Interest income	9,913	10,980	10,628
Recovery of losses on notes receivable, net	3,375	509	(949)
Interest expense	(246,761)	(290,168)	(276,538)
Equity in losses of unconsolidated real estate partnerships	(4,408)	(17,721)	(23,112)
Gain on dispositions of interests in unconsolidated real estate and other, net	21,886	2,398	10,631
Loss before income taxes and discontinued operations	(15,835)	(140,845)	(176,757)
Income tax benefit	929	6,541	16,839
Loss from continuing operations	(14,906)	(134,304)	(159,918)
Income from discontinued operations, net	210,267	77,439	71,153
Net income (loss)	195,361	(56,865)	(88,765)
Net (income) loss attributable to noncontrolling interests in consolidated real estate partnerships	(51,218)	257	13,301
Net income (loss) attributable to the Aimco Operating Partnership	144,143	(56,608)	(75,464)
Net income attributable to the Aimco Operating Partnership's preferred unitholders	(56,384)	(52,535)	(58,554)
Net income attributable to participating securities	(422)	(222)	—
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 87,337	$(109,365)	$(134,018)
Earnings (loss) attributable to the Aimco Operating Partnership per common unit – basic and diluted:			
Loss from continuing operations attributable to the Aimco Operating Partnership's common unitholders	$ (0.59)	$ (1.21)	$ (1.47)
Income from discontinued operations attributable to the Aimco Operating Partnership's common unitholders	1.20	0.35	0.40
Net income (loss) attributable to the Aimco Operating Partnership's common unitholders	$ 0.61	$ (0.86)	$ (1.07)
Weighted average common units outstanding – basic and diluted	142,614	127,681	124,747

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net income (loss)	$195,361	$(56,865)	$(88,765)
Other comprehensive income (loss):			
Unrealized losses on interest rate swaps	(2,581)	(5,885)	(2,747)
Losses on interest rate swaps reclassified into earnings from accumulated other comprehensive loss	1,673	1,667	1,642
Unrealized gains (losses) on debt securities classified as available-for-sale	4,341	(1,509)	—
Other comprehensive income (loss)	3,433	(5,727)	(1,105)
Comprehensive income (loss)	198,794	(62,592)	(89,870)
Comprehensive (income) loss attributable to noncontrolling interests	(51,134)	697	13,468
Comprehensive income (loss) attributable to the Aimco Operating Partnership	$147,660	$(61,895)	$(76,402)

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Preferred Units	General Partner and Special Limited Partner	Limited Partners	Partners' Capital Attributable to the Partnership	Non-controlling Interests	Total Partners' Capital
Balances at December 31, 2009	$ 660,500	$596,497	$(22,100)	$1,234,897	$316,177	$1,551,074
Issuance of preferred units to Aimco	98,101	(3,346)	—	94,755	—	94,755
Redemption of preferred units held by Aimco	(101,000)	3,000	—	(98,000)	—	(98,000)
Issuance of common partnership units to Aimco	—	14,046	—	14,046	—	14,046
Common units issued in exchange for noncontrolling interests in consolidated real estate partnerships	—	—	6,854	6,854	—	6,854
Redemption of partnership units held by non-Aimco partners	—	—	(3,571)	(3,571)	—	(3,571)
Contribution from Aimco related to employee stock purchases and related amounts, net	—	2,753	—	2,753	—	2,753
Amortization of Aimco stock-based compensation	—	8,182	—	8,182	—	8,182
Contributions from noncontrolling interests	—	—	—	—	7,422	7,422
Adjustment to noncontrolling interests from consolidation of entities	—	—	—	—	6,324	6,324
Adjustment to noncontrolling interests related to revision of investment balances	—	—	—	—	(38,718)	(38,718)
Effect of changes in ownership for consolidated entities	—	(27,391)	—	(27,391)	5,533	(21,858)
Cumulative effect of a change in accounting principle	—	(27,724)	104	(27,620)	50,775	23,155
Change in accumulated other comprehensive loss	—	(938)	—	(938)	(167)	(1,105)
Other, net	—	(472)	—	(472)	1,876	1,404
Net loss	—	(71,428)	(9,000)	(80,428)	(13,301)	(93,729)
Distributions to noncontrolling interests	—	—	—	—	(44,463)	(44,463)
Distributions to common unitholders	—	(35,080)	(3,364)	(38,444)	—	(38,444)
Distributions to preferred unitholders	—	(52,079)	—	(52,079)	—	(52,079)
Balances at December 31, 2010	657,601	406,020	(31,077)	1,032,544	291,458	1,324,002
Issuance of preferred units to Aimco	21,075	(1,085)	—	19,990	—	19,990
Redemption of preferred units held by Aimco	(21,562)	5,196	—	(16,366)	—	(16,366)
Issuance of common partnership units to Aimco	—	71,942	—	71,942	—	71,942
Redemption of partnership units held by non-Aimco partners	—	—	(6,059)	(6,059)	—	(6,059)
Contribution from Aimco related to employee stock purchases, net	—	2,107	—	2,107	—	2,107
Amortization of Aimco stock-based compensation	—	5,883	—	5,883	—	5,883
Contributions from noncontrolling interests	—	—	—	—	12,358	12,358
Effect of changes in ownership for consolidated entities	—	(52,059)	15,799	(36,260)	13,962	(22,298)
Change in accumulated other comprehensive loss	—	(4,784)	(503)	(5,287)	(440)	(5,727)
Other, net	—	—	(63)	(63)	48	(15)
Net loss	—	(56,137)	(7,154)	(63,291)	(257)	(63,548)
Distributions to noncontrolling interests	—	—	—	—	(46,463)	(46,463)
Distributions to common unitholders	—	(76,112)	(5,264)	(81,376)	—	(81,376)
Distributions to preferred unitholders	—	(49,756)	—	(49,756)	—	(49,756)
Balances at December 31, 2011	657,114	251,215	(34,321)	874,008	270,666	1,144,674

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	Preferred Units	General Partner and Special Limited Partner	Limited Partners	Partners' Capital Attributable to the Partnership	Non-controlling Interests	Total Partners' Capital
Issuance of preferred units to Aimco	10,039	(221)	—	9,818	—	9,818
Redemption of preferred units held by Aimco	(599,039)	(1,899)	—	(600,938)	—	(600,938)
Issuance of common partnership units to Aimco	—	594,379	—	594,379	—	594,379
Redemption of partnership units held by non-Aimco partners	—	—	(11,079)	(11,079)	—	(11,079)
Amortization of Aimco stock-based compensation	—	5,223	—	5,223	—	5,223
Issuance of common partnership units to Aimco in connection with exercise of Aimco stock options	—	48,907	—	48,907	—	48,907
Contributions from noncontrolling interests	—	—	—	—	2,928	2,928
Effect of changes in ownership for consolidated entities	—	(54,799)	10,022	(44,777)	(8,463)	(53,240)
Change in accumulated other comprehensive loss	—	3,318	199	3,517	(84)	3,433
Other, net	—	2	4,545	4,547	—	4,547
Net income	—	132,456	5,191	137,647	51,218	188,865
Distributions to noncontrolling interests	—	—	—	—	(45,200)	(45,200)
Distributions to common unitholders	—	(104,006)	(6,153)	(110,159)	—	(110,159)
Distributions to preferred unitholders	—	(27,264)	—	(27,264)	—	(27,264)
Balances at December 31, 2012	$ 68,114	$ 847,311	$(31,596)	$ 883,829	$271,065	$1,154,894

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 195,361	$ (56,865)	$ (88,765)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	345,077	342,820	363,261
Provision for real estate impairment losses	8,349	915	65
Equity in losses of unconsolidated real estate partnerships	4,408	17,721	23,112
Gain on dispositions of interests in unconsolidated real estate and other	(21,886)	(2,398)	(10,631)
Income tax benefit	(929)	(6,541)	(16,839)
Stock-based compensation expense	4,871	5,381	7,331
Amortization of deferred loan costs and other	5,615	7,148	8,398
Discontinued operations:			
Depreciation and amortization	21,674	52,513	73,572
Gain on disposition of real estate	(234,533)	(108,209)	(94,945)
Other adjustments to income from discontinued operations	25,242	25,321	20,247
Changes in operating assets and operating liabilities:			
Accounts receivable	8,968	388	25,561
Other assets	21,748	6,628	16,939
Accounts payable, accrued liabilities and other	(67,138)	(26,003)	(69,806)
Total adjustments	121,466	315,684	346,265
Net cash provided by operating activities	316,827	258,819	257,500
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of real estate and investments in unconsolidated real estate partnerships	(89,716)	(64,976)	—
Capital expenditures	(270,210)	(200,372)	(178,929)
Proceeds from dispositions of real estate	484,904	326,853	218,571
Purchases of interests in unconsolidated real estate and corporate assets	(7,818)	(15,123)	(9,399)
Purchase of investment in debt securities	—	(51,534)	—
Proceeds from sale of interests in and distributions from real estate partnerships	31,192	17,095	19,707
Net increase in cash from consolidation and deconsolidation of entities	—	—	13,128
Dividends received from Aimco	—	269	224
Repayment of notes receivable from Aimco	—	18,529	—
Other investing activities	(36,685)	28,551	23,297
Net cash provided by investing activities	111,667	59,292	86,599
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from non-recourse property debt	243,253	927,093	449,384
Principal repayments on non-recourse property debt	(447,792)	(1,083,690)	(493,128)
Payments on term loans	—	—	(90,000)
Proceeds from issuance of preferred units to Aimco	9,818	19,990	96,110
Proceeds from issuance of common partnership units to Aimco	594,379	71,942	14,046
Redemption and repurchase of preferred units from Aimco	(600,938)	(36,367)	(108,000)
Proceeds from Aimco Common Stock option exercises	48,907	1,806	1,806
Payment of distributions to preferred units	(43,515)	(56,439)	(60,165)
Payment of distributions to General Partner and Special Limited Partner	(104,006)	(76,381)	(46,953)
Payment of distributions to Limited Partners	(4,375)	(3,786)	(2,428)
Payment of distributions to High Performance Units	(1,778)	(1,478)	(936)
Payment of distributions to noncontrolling interests	(45,200)	(46,466)	(44,463)
Purchases of noncontrolling interests in consolidated real estate partnerships	(71,145)	(20,909)	(17,238)
Other financing activities	(12,755)	(33,685)	(12,069)
Net cash used in financing activities	(435,147)	(338,370)	(314,034)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,653)	(20,259)	30,065
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,066	111,325	81,260
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 84,413	$ 91,066	$ 111,325

See notes to consolidated financial statements.

AIMCO PROPERTIES, L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	$294,423	$336,565	$311,432
Cash paid for income taxes	1,056	1,233	1,899
Non-cash transactions associated with the acquisition or disposition of real estate:			
Secured debt assumed in connection with our acquisition of real estate	38,779	—	—
Secured debt assumed by buyer in connection with our disposition of real estate	208,134	127,494	157,629
Issuance of notes receivable in connection with the disposition of real estate	—	—	4,544
Non-cash transactions associated with consolidation and deconsolidation of real estate partnerships:			
Real estate, net	—	—	80,629
Investments in and notes receivable primarily from affiliated entities	—	—	41,903
Restricted cash and other assets	—	—	3,290
Non-recourse debt	—	—	61,211
Noncontrolling interests in consolidated real estate partnerships	—	—	57,099
Accounts payable, accrued and other liabilities	—	—	20,640
Other non-cash transactions:			
Issuance of common OP Units for acquisition of noncontrolling interests in consolidated real estate partnerships	4,553	168	6,854

See notes to consolidated financial statements.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 — Organization

Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. Aimco is a self-administered and self-managed real estate investment trust, or REIT. AIMCO Properties, L.P., or the Aimco Operating Partnership, is a Delaware limited partnership formed on May 16, 1994, to conduct our business, which is focused on the ownership, management and redevelopment of quality apartment communities located in the largest coastal and job growth markets of the United States.

Aimco, through its wholly-owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP Trust, owns a majority of the ownership interests in the Aimco Operating Partnership. Aimco conducts all of its business and owns all of its assets through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as "OP Units." OP Units include common partnership units, high performance partnership units and partnership preferred units, which we refer to as common OP Units, HPUs and preferred OP Units, respectively. We also refer to HPUs as common partnership unit equivalents. At December 31, 2012, after eliminations for units held by consolidated subsidiaries, the Aimco Operating Partnership had 153,569,090 common partnership units and equivalents outstanding. At December 31, 2012, Aimco owned 145,563,903 of the common partnership units (94.8% of the common partnership units and equivalents of the Aimco Operating Partnership) and Aimco had outstanding an equal number of shares of its Class A Common Stock, which we refer to as Common Stock.

Except as the context otherwise requires, "we," "our" and "us" refer to Aimco, the Aimco Operating Partnership and their consolidated subsidiaries, collectively.

As of December 31, 2012, we owned an equity interest in 175 conventional real estate properties with 55,879 units and 90 affordable real estate properties with 12,098 units. Of these properties, we consolidated 171 conventional properties with 55,737 units and 72 affordable properties with 10,370 units. These conventional and affordable properties generated 90% and 10%, respectively, of our proportionate property net operating income (as defined in Note 19) during the year ended December 31, 2012.

NOTE 2 — Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

Aimco's accompanying consolidated financial statements include the accounts of Aimco, the Aimco Operating Partnership, and their consolidated subsidiaries. The Aimco Operating Partnership's consolidated financial statements include the accounts of the Aimco Operating Partnership and its consolidated subsidiaries.

We consolidate all variable interest entities for which we are the primary beneficiary. Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity or are otherwise able to control the entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are reflected in Aimco's accompanying balance sheets as noncontrolling interests in Aimco Operating Partnership. Interests in partnerships consolidated into the Aimco Operating Partnership that are held by third parties are reflected in the accompanying balance sheets as noncontrolling interests in consolidated real estate partnerships. The assets of consolidated real estate partnerships owned or controlled by the Aimco Operating Partnership generally are not available to pay creditors of Aimco or the Aimco Operating Partnership.

As used herein, and except where the context otherwise requires, "partnership" refers to a limited partnership or a limited liability company and "partner" refers to a partner in a limited partnership or a member in a limited liability company.

Variable Interest Entities

We consolidate all variable interest entities for which we are the primary beneficiary. Generally, a variable interest entity, or VIE, is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions. Refer to Note 4 for further information regarding our involvement with VIEs.

Acquisition of Real Estate Assets and Related Depreciation and Amortization

We recognize at fair value the acquisition of properties or interests in partnerships that own properties if the transaction results in consolidation and we expense as incurred most related transaction costs. We allocate the cost of acquired properties to tangible assets and identified intangible assets based on their fair values. We determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, generally using internal valuation techniques that consider comparable market transactions, discounted cash flow techniques, replacement costs and other available information. We determine the fair value of identified intangible assets (or liabilities), which typically relate to in-place leases, using internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and our experience in leasing similar properties. The intangible assets or liabilities related to in-place leases are comprised of:

1. The value of the above- and below-market leases in-place. An asset or liability is recognized based on the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) our estimate of fair market lease rates for the corresponding in-place leases, measured over the period, including estimated lease renewals for below-market leases, that the leases are expected to remain in effect.
2. The estimated unamortized portion of avoided leasing commissions and other costs that ordinarily would be incurred to originate the in-place leases.
3. The value associated with vacant units during the absorption period (estimates of lost rental revenue during the expected lease-up periods based on current market demand and stabilized occupancy levels).

The values of the above- and below-market leases are amortized to rental revenue over the expected remaining terms of the associated leases, which include reasonably assured renewal periods. Other intangible assets related to in-place leases are amortized to depreciation and amortization over the expected remaining terms of the associated leases.

We prospectively adjust the amortization period to reflect significant variances between actual lease termination activity as compared to those used to determine the historical amortization periods.

Depreciation for all tangible real estate assets is calculated using the straight-line method over their estimated useful lives. Acquired buildings and improvements are depreciated over a useful life based on the age, condition and other physical characteristics of the property. At December 31, 2012, the weighted average depreciable life of our acquired buildings and improvements was approximately 30 years. As discussed under

Impairment of Long Lived Assets below, we may adjust depreciation of properties that are expected to be disposed of or demolished prior to the end of their useful lives. Furniture, fixtures and equipment associated with acquired properties are depreciated over five years.

At December 31, 2012 and 2011, deferred income in our consolidated balance sheets includes below-market lease amounts totaling $19.8 million and $23.6 million, respectively, which are net of accumulated amortization of $32.5 million and $29.2 million, respectively. During the years ended December 31, 2012, 2011 and 2010, we included amortization of below-market leases of $3.3 million, $4.3 million and $3.9 million, respectively, in rental and other property revenues in our consolidated statements of operations. At December 31, 2012, our below-market leases had a weighted average amortization period of 6.8 years and estimated aggregate amortization for each of the five succeeding years as follows (in thousands):

	2013	2014	2015	2016	2017
Estimated amortization	$2,553	$2,312	$2,059	$1,795	$1,586

Capital Additions and Related Depreciation

We capitalize costs, including certain indirect costs, incurred in connection with our capital additions activities, including redevelopment and construction projects, other tangible property improvements, and replacements of existing property components. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with the planning, execution and control of all capital additions activities at the property level. We characterize as "indirect costs" an allocation of certain department costs, including payroll, at the area operations and corporate levels that clearly relate to capital additions activities. We capitalize interest, property taxes and insurance during periods in which redevelopment and construction projects are in progress. We charge to property operating expense as incurred costs that do not relate to capital expenditure activities, including ordinary repairs, maintenance and resident turnover costs.

We depreciate capitalized costs using the straight-line method over the estimated useful life of the related component or improvement, which is generally 5, 15 or 30 years. All capitalized site payroll and indirect costs are allocated proportionately, based on direct costs, among capital projects and depreciated over the estimated useful lives of such projects.

Certain homogeneous items that are purchased in bulk on a recurring basis, such as carpeting and appliances, are depreciated using group methods that reflect the average estimated useful life of the items in each group. Except in the case of property casualties, where the net book value of lost property is written off in the determination of casualty gains or losses, we generally do not recognize any loss in connection with the replacement of an existing property component because normal replacements are considered in determining the estimated useful lives used in connection with our composite and group depreciation methods.

For the years ended December 31, 2012, 2011 and 2010, for continuing and discontinued operations, we capitalized to buildings and improvements $16.6 million, $14.0 million and $11.6 million of interest costs, respectively, and $33.7 million, $29.0 million and $30.0 million of site payroll and indirect costs, respectively.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is not recoverable. If events or circumstances indicate that the carrying amount of a property may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted future cash flows, excluding interest charges, of the property. If the carrying amount exceeds the aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

Based on periodic tests of recoverability of long-lived assets, for the years ended December 31, 2012, 2011 and 2010, we recorded provisions for real estate impairment losses of $8.3 million, $0.9 million and $0.1 million, respectively, related to properties classified as held for use.

Our tests of recoverability address real estate assets that do not currently meet all conditions to be classified as held for sale, but are expected to be disposed of prior to the end of their estimated useful lives. If an impairment loss is not required to be recorded, the recognition of depreciation is adjusted prospectively, as necessary, to reduce the carrying amount of the real estate to its estimated disposition value over the remaining period that the real estate is expected to be held and used. We also may adjust depreciation prospectively to reduce to zero the carrying amount of buildings that we plan to demolish in connection with a redevelopment project. We recognized no significant amounts of such adjustments during the periods presented.

Discontinued Operations

We classify certain properties and related assets and liabilities as held for sale when they meet certain criteria, as defined in GAAP. The operating results of such properties as well as those properties sold during the periods presented are included in discontinued operations in both current periods and all comparable periods presented. Depreciation is not recorded on properties once they have been classified as held for sale; however, depreciation expense recorded prior to classification as held for sale is included in discontinued operations. The net gain on sale and any impairment losses are presented in discontinued operations when recognized. See Note 15 for additional information regarding discontinued operations.

Cash Equivalents

We classify highly liquid investments with an original maturity of three months or less as cash equivalents.

Restricted Cash

Restricted cash includes capital replacement reserves, completion repair reserves, bond sinking fund amounts, tax and insurance escrow accounts held by lenders and tenant security deposits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally comprised of amounts receivable from residents and other miscellaneous receivables from non-affiliated entities. We evaluate collectability of accounts receivable from residents and establish an allowance, after the application of security deposits and other anticipated recoveries, for accounts greater than 30 days past due for current residents and all receivables due from former residents. Accounts receivable from residents are stated net of allowances for doubtful accounts of approximately $1.2 million and $3.3 million as of December 31, 2012 and 2011, respectively.

We evaluate collectability of accounts receivable from non-affiliated entities and establish an allowance for amounts that are considered to be uncollectible. Accounts receivable relating to non-affiliated entities are stated net of allowances for doubtful accounts of approximately $2.7 million and $2.1 million as of December 31, 2012 and 2011, respectively.

Accounts Receivable and Allowance for Doubtful Accounts from Affiliates

Accounts receivable from affiliates are generally comprised of receivables related to property management and other services provided to unconsolidated real estate partnerships in which we have an ownership interest. We evaluate collectability of accounts receivable balances from affiliates on a periodic basis, and establish an allowance for the amounts deemed to be uncollectible. Accounts receivable from affiliates, which are classified within other assets in our consolidated balance sheets, totaled $4.4 million and $4.6 million, and were net of allowances for doubtful accounts of approximately $0.8 million and $0.5 million as of December 31, 2012 and 2011, respectively.

Deferred Costs

We defer lender fees and other direct costs incurred in obtaining new financing and amortize the amounts over the terms of the related loan agreements. Amortization of these costs is included in interest expense.

We defer leasing commissions and other direct costs incurred in connection with successful leasing efforts and amortize the costs over the terms of the related leases. Amortization of these costs is included in depreciation and amortization.

Notes Receivable and Related Interest Income and Provision for Losses

Our notes receivable generally have stated maturity dates and may require current payments of principal and interest. Repayment of these notes is subject to a number of variables, including the performance and value of the underlying real estate properties and the claims of unaffiliated mortgage lenders, which are generally senior to our claims. Our notes receivable consist of two classes: loans extended by us that we carry at the face amount plus accrued interest, which we refer to as "par value notes," and loans extended by us that were discounted at origination, which we refer to as "discounted notes."

We recognize interest income on par value notes as earned in accordance with the terms of the related loan agreements. We recognize interest income on discounted notes that we originated using the effective interest method.

We assess the collectability of notes receivable on a periodic basis, which assessment consists primarily of an evaluation of the projected cash flow of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We update our projections of the cash flow of such borrowers annually, and more frequently for certain loans depending on facts and circumstances. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. Factors that affect this assessment include the fair value of the partnership's real estate, pending transactions to refinance the partnership's senior obligations or sell the partnership's real estate, and market conditions (current and forecasted) related to a particular asset. In certain instances where other sources of cash flow are available to repay the loan, the impairment is measured by discounting the estimated cash flows at the loan's original effective interest rate. See Note 6 for further information regarding our notes receivable.

In addition to the notes discussed above, we have notes receivable from our unconsolidated real estate partnerships, which we classify within other assets in our consolidated balance sheets. These notes are due from partnerships in which we are one of the general partners but do not consolidate the partnership. These loans are typically due on demand, have no stated maturity date and may not require current payments of principal or interest. Notes receivable from unconsolidated real estate partnerships totaled \$5.0 million and \$6.7 million at December 31, 2012 and 2011, respectively, and were net of allowances for loan losses of \$0.4 million and \$0.4 million, respectively.

Investments in Unconsolidated Real Estate Partnerships

We own general and limited partner interests in partnerships that either directly, or through interests in other real estate partnerships, own apartment properties. We generally account for investments in real estate partnerships that we do not consolidate under the equity method. Under the equity method, our share of the earnings or losses of the entity for the periods being presented is included in equity in earnings or losses from unconsolidated real estate partnerships, inclusive of our share of impairments and property disposition gains recognized by and related to such entities. Certain investments in real estate partnerships that were acquired in business combinations were determined to have insignificant value at the acquisition date and are accounted for under the cost method. Any distributions received from such partnerships are recognized as income when received.

The excess of the cost of the acquired partnership interests over the historical carrying amount of partners' equity or deficit is ascribed generally to the fair values of land and buildings owned by the partnerships. We amortize the excess cost related to the buildings over the estimated useful lives of the buildings. Such amortization is recorded as a component of equity in earnings (losses) of unconsolidated real estate partnerships.

Investments in Available For Sale Securities

As discussed in Note 3, during 2011, we purchased an investment in the first loss and mezzanine positions in a securitization trust which holds certain of our property loans. We designated these investments as available for sale securities and they are included in other assets in our consolidated balance sheets at December 31, 2012 and 2011. These investments were initially recognized at their purchase price and the discount to the face value is being accreted into interest income over the expected term of the securities. Based on their classification as available for sale securities, we measure these investments at fair value with changes in their fair value, other than the changes attributed to the accretion described above, recognized as an adjustment of accumulated other comprehensive income or loss within equity and partners' capital.

Intangible Assets

At December 31, 2012 and 2011, other assets included goodwill associated with our reportable segments of $54.5 million, and at December 31, 2011 assets held for sale included $7.5 million of goodwill allocated to properties sold during 2012. We perform an annual impairment test of goodwill that compares the fair value of reporting units with their carrying amounts, including goodwill. We determined that our goodwill was not impaired in 2012, 2011 or 2010.

During the years ended December 31, 2012, 2011 and 2010, we allocated $7.5 million, $5.1 million and $4.7 million, respectively, of goodwill related to our reportable segments (conventional and affordable real estate operations) to the carrying amounts of the properties sold or classified as held for sale. The amounts of goodwill allocated to these properties were based on the relative fair values of the properties sold or classified as held for sale and the retained portions of the reporting units to which the goodwill as allocated.

Other assets also includes intangible assets for in-place leases as discussed under *Acquisition of Real Estate Assets and Related Depreciation and Amortization.*

Capitalized Software Costs

Purchased software and other costs related to software developed for internal use are capitalized during the application development stage and are amortized using the straight-line method over the estimated useful life of the software, generally five years. For the years ended December 31, 2012, 2011 and 2010, we capitalized software purchase and development costs totaling $5.8 million, $12.6 million and $8.7 million, respectively. At December 31, 2012 and 2011, other assets included $27.5 million and $31.9 million of net capitalized software, respectively. During the years ended December 31, 2012, 2011 and 2010, we recognized amortization of capitalized software of $10.0 million, $8.7 million and $10.2 million, respectively, which is included in depreciation and amortization in our consolidated statements of operations.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners' interests in the net assets of our consolidated real estate partnerships as noncontrolling interests in consolidated real estate partnerships within consolidated equity. Noncontrolling interests in consolidated real estate partnerships consist primarily of equity interests held by limited partners in consolidated real estate partnerships that have finite lives. We generally attribute to noncontrolling interests their share of income or loss of consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity accounts.

The terms of the related partnership agreements generally require the partnership to be liquidated following the sale of the partnership's real estate. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. However, as discussed in Note 3, we consolidate certain properties associated with our legacy asset management business for which we do not control the execution of sales and other events leading to the liquidation of these partnerships. The aggregate carrying amount of noncontrolling interests in consolidated real estate partnerships is approximately $271.1 million at December 31, 2012. The aggregate fair value of these interests varies based on the fair value of the real estate owned by the partnerships. Based on the number of classes of finite-life noncontrolling interests, the number of properties in which there is direct or indirect noncontrolling ownership, complexities in determining the allocation of liquidation proceeds among partners and other factors, we believe it is impracticable to determine the total required payments to the noncontrolling interests in an assumed liquidation at December 31, 2012. As a result of real estate depreciation that is recognized in our financial statements and appreciation in the fair value of real estate that is not recognized in our financial statements, we believe that the aggregate fair value of our noncontrolling interests exceeds their aggregate carrying amount. As a result of our ability to control real estate sales and other events that require payment of noncontrolling interests and our expectation that proceeds from real estate sales will be sufficient to liquidate related noncontrolling interests, we anticipate that the eventual liquidation of these noncontrolling interests will not have an adverse impact on our financial condition.

Changes in our ownership interest in consolidated real estate partnerships generally consist of our purchase of an additional interest in or the sale of our entire interest in a consolidated real estate partnership. The effect on our equity of our purchase of additional interests in consolidated real estate partnerships during the years ended December 31, 2012, 2011 and 2010 is shown in our consolidated statements of equity and further discussed in Note 3. The effect on our equity of sales of our entire interest in consolidated real estate partnerships is reflected in our consolidated financial statements as sales of real estate and accordingly the effect on our equity is reflected as gains on disposition of real estate. In accordance with FASB Accounting Standards Codification, or ASC, Topic 810, upon our deconsolidation of a real estate partnership following the sale of our partnership interests or liquidation of the partnership following sale of the related real estate property, we write off the remaining amounts of noncontrolling interest in our consolidated balance sheet related to such partnerships through noncontrolling interests within consolidated net income (loss) attributable to Aimco and net income (loss) attributable to the Aimco Operating Partnership.

Noncontrolling Interests in Aimco Operating Partnership

Noncontrolling interests in Aimco Operating Partnership consist of common OP Units, HPUs and preferred OP Units. Within Aimco's consolidated financial statements, the Aimco Operating Partnership's income or loss is allocated to the holders of common partnership units and equivalents based on the weighted average number of common partnership units (including those held by Aimco) and equivalents outstanding during the period. During the years ended December 31, 2012, 2011 and 2010, the holders of common OP Units and equivalents had a weighted average ownership interest in the Aimco Operating Partnership of 5.7%, 6.6% and 6.7%, respectively. Holders of the preferred OP Units participate in the Aimco Operating Partnership's income or loss only to the extent of their preferred distributions. See Note 13 for further information regarding the items comprising noncontrolling interests in the Aimco Operating Partnership.

Revenue Recognition

Our properties have operating leases with apartment residents with terms averaging 12 months. We recognize rental revenue related to these leases, net of any concessions, on a straight-line basis over the term of the lease. We recognize revenues from property management, asset management, syndication and other services when the related fees are earned and are realized or realizable.

Advertising Costs

We generally expense all advertising costs as incurred to property operating expense. For the years ended December 31, 2012, 2011 and 2010, for both continuing and discontinued operations, total advertising expense was $11.8 million, $11.7 million and $14.2 million, respectively.

Insurance

We believe that our insurance coverages insure our properties adequately against the risk of loss attributable to fire, earthquake, hurricane, tornado, flood, and other perils. In addition, we have insurance coverage for substantial portions of our property, workers' compensation, health, and general liability exposures. Losses are accrued based upon our estimates of the aggregate liability for uninsured losses incurred using certain actuarial assumptions followed in the insurance industry and based on our experience.

Share-Based Compensation

We recognize all share-based employee compensation, including grants of employee stock options, in the consolidated financial statements based on the grant date fair value and recognize compensation cost, which is net of estimates for expected forfeitures, ratably over the awards' requisite service period. See Note 14 for further discussion of our share-based compensation.

Tax Credit Arrangements

We sponsor certain partnerships that acquire, develop and operate qualifying affordable housing properties and are structured to provide for the pass-through of tax credits and deductions to their partners. The tax credits are generally realized ratably over the first ten years of the tax credit arrangement and are subject to the partnership's compliance with applicable laws and regulations for a period of 15 years. Typically, we are the general partner with a legal ownership interest of one percent or less and unaffiliated institutional investors (which we refer to as tax credit investors or investors) acquire the limited partnership interests (at least 99%). At inception, each investor agrees to fund capital contributions to the partnerships and we receive a syndication fee from the investors upon their admission to the partnership.

We have determined that the partnerships in these arrangements are variable interest entities and, where we are general partner, we are generally the primary beneficiary that is required to consolidate the partnerships. When the contractual arrangements obligate us to deliver tax benefits to the investors, and entitle us through fee arrangements to receive substantially all available cash flow from the partnerships, we account for these partnerships as wholly owned subsidiaries, recognizing the income or loss generated by the underlying real estate based on our economic interest in the partnerships. Capital contributions received by the partnerships from tax credit investors represent, in substance, consideration that we receive in exchange for our obligation to deliver tax credits and other tax benefits to the investors, and the receipts are recognized as revenue in our consolidated financial statements when our obligation to the investors is relieved upon delivery of the expected tax benefits.

Income Taxes

We have elected to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 1994, and intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet the various requirements imposed by the Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If we qualify for taxation as a REIT, we will generally not be subject to United States Federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if we qualify as a REIT, we may be subject to United States Federal income and excise taxes in various situations, such as on our undistributed income. We also will be required to pay a 100% tax on any net income on non-arm's length transactions between us and a TRS (described below) and on any net income from sales of property that was property held for sale to customers in the ordinary course. In addition, we could also be subject to the alternative minimum tax, or AMT, on our items of tax preference. The state and local tax laws may not conform to the United States Federal income tax treatment, and we and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business or our stockholders reside. Any taxes imposed on us reduce our operating cash flow and net income.

Certain of our operations or a portion thereof, including property management, asset management and risk management, are conducted through taxable REIT subsidiaries, which are subsidiaries of the Aimco Operating Partnership, and each of which we refer to as a TRS. A TRS is a C-corporation that has not elected REIT status and as such is subject to United States Federal corporate income tax. We use TRS entities to facilitate our ability to offer certain services and activities to our residents and investment partners that cannot be offered directly by a REIT. We also use TRS entities to hold investments in certain properties.

For our TRS entities, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for Federal income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We reduce deferred tax assets by recording a valuation allowance when we determine based on available evidence that it is more likely than not that the assets will not be realized. We recognize the tax consequences associated with intercompany transfers between the REIT and TRS entities when the related assets are sold to third parties, impaired or otherwise disposed of for financial reporting purposes.

Comprehensive Income or Loss

As discussed in the preceding Investments in Available for Sale Securities section, we have investments that are measured at fair value with unrealized gains or losses recognized as an adjustment of accumulated other comprehensive loss within equity. Additionally, as discussed in Note 8, we recognize changes in the fair value of our cash flow hedges as changes in accumulated other comprehensive loss within equity and partners' capital. The amounts of consolidated comprehensive income or loss for the years ended December 31, 2012, 2011 and 2010, along with the corresponding amounts of such comprehensive income or loss attributable to Aimco, the Aimco Operating Partnership and to noncontrolling interests, is presented within the accompanying consolidated statements of comprehensive income or loss.

Earnings per Share and Unit

Aimco calculates earnings (loss) per share based on the weighted average number of shares of Common Stock, participating securities, common stock equivalents and dilutive convertible securities outstanding during the period. The Aimco Operating Partnership calculates earnings (loss) per unit based on the weighted average number of common partnership units and equivalents, participating securities and dilutive convertible securities outstanding during the period. See Note 16 for further information regarding earnings per share and unit computations.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and accompanying notes thereto. Actual results could differ from those estimates.

Reclassifications and Adjustments

Certain items included in the 2011 and 2010 financial statements have been reclassified to conform to the current presentation, including adjustments for discontinued operations.

NOTE 3 — Investments in Real Estate and Other Significant Transactions

Asset Management Business Disposition

On December 19, 2012, we closed the sale of the Napico portfolio, our legacy asset management business. The transaction was primarily seller-financed, and the associated notes are scheduled to be repaid over the next six years. The notes will be repaid from the operation and liquidation of the Napico portfolio and are collateralized by the buyer's interests in the portfolio.

In accordance with the provisions of GAAP applicable to sales of real estate or interests therein, for accounting purposes, we have not recognized a sale and will account for the transaction under the profit sharing method. Under this method, until full payment has been received for the seller-financed notes, we will continue to recognize the portfolio's assets and liabilities, each condensed into single line items within other assets and accrued liabilities and other, respectively, in our consolidated balance sheets for all dates following the transaction. Similarly, we will continue to recognize the portfolio's results of operations, also condensed into a single line item within our consolidated statements of operations, for periods subsequent to the transaction. Any cash payments we receive under the sale and related financing will be reflected as deferred income in our consolidated balance sheets until full payment has been received for the seller-financed notes.

At December 31, 2012, the Napico portfolio consisted of 20 partnerships that held investments in 16 apartment properties that were consolidated and 102 apartment properties that were accounted for under the equity or cost method of accounting. The portfolio's assets and liabilities are included in other assets and liabilities, and are summarized below (dollars in thousands):

	December 31, 2012
Real estate, net	$127,025
Cash and cash equivalents and restricted cash	31,560
Investment in unconsolidated real estate partnerships	15,997
Other assets	4,163
Total assets	$178,745
Total indebtedness	$110,737
Accrued and other liabilities	29,435
Total liabilities	$140,172

Based on our limited historical economic ownership in this portfolio, the majority of the assets and liabilities shown above are attributed to noncontrolling interests and do not have a significant effect on consolidated equity attributable to Aimco and partners' capital attributable to the Aimco Operating Partnership. At December 31, 2012, noncontrolling interests in consolidated real estate partnerships within our consolidated balance sheet includes $57.2 million related to the Napico portfolio. Income or loss attributable to these noncontrolling interests will continue to be recognized commensurate with the recognition of the results of operations of the portfolio. If full payment is received on the notes and we meet the requirements to recognize the sale for accounting purposes, we expect to recognize a gain attributable to Aimco and the Aimco Operating Partnership.

Investments in Real Estate Properties

During the year ended December 31, 2012, we acquired conventional properties as set forth in the table below (dollars in thousands):

	Year Ended December 31, 2012		
Property location	San Diego, CA	Manhattan, NY	Phoenix, AZ
Number of residential units	84	42	488
Fair value of real estate acquired	$ 19,814	$ 38,423	$ 72,310
Non-recourse property debt assumed (outstanding principal balance)	$ 9,695	$ —	$ 29,124
Non-recourse property debt assumed (fair value)	$ 10,684	$ —	$ 33,254

During the year ended December 31, 2011, we acquired a vacant, 126-unit property located in Marin County, north of San Francisco, California. We are in the process of redeveloping this property with a total expected investment in this property of $85.0 million upon completion, which is expected in late 2013. During the year ended December 31, 2011, we also acquired noncontrolling interests (approximately 50%) in entities that own four contiguous properties with 142 units located in La Jolla, California.

Acquisitions of Noncontrolling Interests in Consolidated Real Estate Partnerships

As set forth in the table below (dollars in thousands), during the years ended December 31, 2012, 2011 and 2010, we acquired the remaining noncontrolling limited partner interests in consolidated real estate partnerships in which our affiliates serve as the general partner.

	Year Ended December 31,		
	2012	2011	2010
Consolidated partnerships in which remaining limited partnership interests were acquired	11	12	3
Number of properties owned by partnerships	17	15	3
Cost of limited partnership interests acquired	$50,654	$22,305	$21,732
Excess of consideration paid over the carrying amount of noncontrolling interests acquired	$44,774	$32,272	$27,391

In connection with these acquisitions, the Aimco Operating Partnership recognized the excess of the consideration paid over the carrying amounts of the noncontrolling interests acquired as an adjustment of additional paid-in capital within partners' capital (which is included in effects of changes in ownership for consolidated entities in the Aimco Operating Partnership's consolidated statements of partners' capital). This amount is allocated between Aimco and noncontrolling interests in the Aimco Operating Partnership within Aimco's consolidated statements of equity.

Disposition of Interests in Unconsolidated Real Estate

During the years ended December 31, 2012, 2011 and 2010, we recognized $21.9 million, $2.4 million and $10.6 million, respectively, in net gains on disposition of interests in unconsolidated real estate. The majority of the gains recognized in 2012 primarily related to our sale of interests in unconsolidated real estate partnerships. The remainder of the gains recognized in 2012, and substantially all of the gains recognized in 2011 and 2010 related to sales of investments held by consolidated partnerships in which we generally held a nominal general partner or equivalent interest. Accordingly, substantially all of these gains were allocated to the noncontrolling interests in the consolidated partnerships that held the investments in these unconsolidated partnerships.

Property Loan Securitization Transactions

During the years ended December 31, 2011 and 2010, we completed a series of related financing transactions that repaid non-recourse property loans that were scheduled to mature between the years 2012 and 2016 with proceeds from new long-term, fixed-rate, non-recourse property loans, or the New Loans. The New Loans, which total $673.8 million, consisted of $218.6 million that closed during the year ended December 31, 2010 and $455.2 million that closed during the year ended December 31, 2011. At origination, all of the New Loans had terms of 10 years, with principal scheduled to amortize over 30 years. Subsequent to origination, the New Loans were sold to Federal Home Loan Mortgage Corp, or Freddie Mac, which then securitized the New Loans. The securitization trust holds only the New Loans referenced above and the trust securities trade under the label FREMF 2011K-AIV. In connection with the refinancings, during the year ended December 31, 2011, we recognized a loss on debt extinguishment of $23.0 million in interest expense, consisting of $20.7 million in prepayment penalties and a $2.3 million write-off of previously deferred loan costs.

During the year ended December 31, 2011, as part of the securitization transaction, we purchased the first loss and mezzanine positions in the securitization trust. These investments were initially recognized at their purchase price and the discount to the face value will be accreted into interest income over the expected term of the securities. Refer to Note 9 for further information regarding the fair and amortized cost values of these investments.

NOTE 4 — Variable Interest Entities

As of December 31, 2012, we were the primary beneficiary of, and therefore consolidated, 70 VIEs, which owned 56 apartment properties with 9,792 units. Real estate with a carrying value of $599.3 million collateralized $495.0 million of debt of those VIEs. Any significant amounts of assets and liabilities related to our consolidated VIEs are identified parenthetically on our accompanying consolidated balance sheets. The creditors of the consolidated VIEs do not have recourse to our general credit.

As of December 31, 2012, we also held variable interests in 40 VIEs for which we were not the primary beneficiary. Those VIEs consist primarily of partnerships that are engaged, directly or indirectly, in the ownership and management of 93 apartment properties with 2,943 units. We are involved with those VIEs as an equity holder or lender. Our maximum risk of loss related to our investment in these VIEs is limited to our $4.2 million recorded investment in such entities, which is included in other assets within our consolidated balance sheets.

In addition to our investments in unconsolidated VIEs discussed above, at December 31, 2012, we had in aggregate $97.4 million of receivables from these unconsolidated VIEs (primarily notes receivable collateralized by second mortgages on real estate properties as further discussed in Note 6) and we had a contractual obligation to advance funds to certain unconsolidated VIEs totaling $2.3 million. Our maximum risk of loss associated with our lending activities related to these unconsolidated VIEs is limited to these amounts. We may be subject to additional losses to the extent of any receivables relating to future provision of services to these entities or financial support that we voluntarily provide.

In addition to the consolidated and unconsolidated VIEs discussed above, at December 31, 2012, our consolidated financial statements included certain consolidated and unconsolidated VIEs that were sold in connection with the sale of our legacy asset management business.

NOTE 5 — Investments in Unconsolidated Real Estate Partnerships

We owned general and limited partner interests in unconsolidated real estate partnerships that owned approximately 22, 123 and 173 properties at December 31, 2012, 2011 and 2010, respectively. We acquired these interests through various transactions, including large portfolio acquisitions and offers to individual limited partners. At December 31, 2012, our ownership interests in these unconsolidated real estate partnerships ranged from 5% to 67%.

The following table provides selected combined financial information for the unconsolidated real estate partnerships in which we had investments accounted for under the equity method as of and for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Real estate, net of accumulated depreciation	$107,419	$429,780	$624,913
Total assets	114,658	472,904	676,373
Non-recourse property debt and other notes payable	122,019	321,236	494,967
Total liabilities	132,767	455,591	726,480
Partners' (deficit) capital	(18,109)	17,313	(50,107)
Rental and other property revenues	72,636	114,974	145,598
Property operating expenses	(49,331)	(75,934)	(93,521)
Depreciation expense	(18,388)	(26,323)	(36,650)
Interest expense	(21,354)	(27,108)	(40,433)
(Impairment losses)/Gain on sale, net	(4,140)	22,598	(29,316)
Net (loss) income	(21,108)	6,773	(58,274)

The decrease in the number of unconsolidated properties from 2011 to 2012 is primarily attributed to the sale in December 2012 of our legacy asset management business, as further discussed in Note 3. Based on the timing of the sale, the results of operations of the unconsolidated properties in this portfolio are included in the table above. The decrease in the number of unconsolidated properties from 2010 to 2011 and the related effect on the selected combined financial information presented is primarily attributed to the sale of our interests in the partnerships owning these properties or the partnerships' sale of the underlying properties followed by partnership liquidations during these periods. The decrease from 2010 to 2011 was partially offset by our investment during 2011 in unconsolidated entities that own properties in La Jolla, California. A significant portion of the selected combined financial information as of December 31, 2011 and 2010 and for the years ended December 31, 2012, 2011 and 2010 related to investments in other unconsolidated real estate partnerships in which we generally held a nominal general partnership interest. Accordingly, substantially all of the assets and liabilities and results of operations related to these investment partnerships were attributed to the noncontrolling interests in such entities.

At the time we acquired certain of our investments in unconsolidated real estate partnerships, the cost of our investment generally exceeded the historical carrying amounts of the partnerships' net assets. Additionally, our unconsolidated investment balances at 2011 included various investment partnerships (along with their investments in unconsolidated real estate partnerships) we consolidated at fair values that exceeded the historical carrying amounts of the underlying unconsolidated real estate partnerships' net assets. At December 31, 2012 and 2011, our aggregate recorded investment in unconsolidated partnerships of $18.7 million and $47.8 million, respectively, exceeded our share of the underlying historical partners' deficit of the partnerships by approximately $6.9 million and $46.5 million, respectively.

NOTE 6 — Notes Receivable

The following table summarizes our notes receivable as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Par value notes	$ 5,439	$ 15,695
Discounted notes	97,458	95,510
Total notes receivable	$102,897	$111,205
Face value of discounted notes	$104,013	$103,471

Notes receivable have various annual interest rates ranging between 2.2% and 8.8% and averaging 4.0%. Included in the notes receivable at December 31, 2012 and 2011 are $101.3 million and $99.3 million, respectively, in notes that were secured by interests in real estate or interests in real estate partnerships.

All of our discounted notes have stated maturity dates and none are past due. All of the notes receivable shown above are estimated to be collectible and have not been impaired for the periods presented.

Discounted notes at December 31, 2012 and 2011, include $93.1 million and $91.2 million, respectively, from certain entities (the "borrowers") that are wholly owned by a single individual. We originated these notes in November 2006 pursuant to a loan agreement that provides for total funding of approximately $110.0 million, including $16.4 million for property improvements and an interest reserve, of which $2.3 million had not been funded as of December 31, 2012. The notes mature in November 2016, bear interest at LIBOR plus 2.0%, are partially guaranteed by the owner of the borrowers, and are collateralized by second mortgages on 84 buildings containing 1,596 residential units and 43 commercial spaces in West Harlem, New York City. In conjunction with the loan agreement, we entered into a purchase option and put agreement with the borrowers under which we may purchase some or all of the buildings and, subject to achieving specified increases in rental income, the borrowers may require us to purchase the buildings (see Note 10). We determined that the stated interest rate on the notes on the date the loan was originated was a below-market interest rate and recorded a $17.4 million discount to reflect the estimated fair value of the notes based on an estimated market interest rate of LIBOR plus 4.0%. The discount was determined to be attributable to our real estate purchase option, which we recorded separately in other assets. Accretion of this discount, which is included in interest income in our consolidated statements of operations, totaled $1.1 million, $1.0 million and $0.9 million during the years ended December 31, 2012, 2011 and 2010, respectively. The value of the purchase option asset will be included in the cost of properties acquired pursuant to the option or otherwise be charged to expense. We determined that the borrowers are VIEs and, based on qualitative and quantitative analysis, determined that the individual who owns the borrowers and partially guarantees the notes is the primary beneficiary.

We recognized interest income, including accretion, of $4.3 million, $4.8 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to these notes receivable.

NOTE 7 — Non-Recourse Property Debt and Credit Agreement

Non-Recourse Property Debt

We finance our properties primarily using long-dated, fixed-rate borrowings, each of which is collateralized by a single real estate property and is non-recourse to us. The following table summarizes our property loans payable related to properties classified as held for use at December 31, 2012 and 2011 (dollars in thousands):

	Weighted Average Interest Rate	Principal Outstanding	
	2012	2012	2011
Fixed rate property loans payable	5.58%	$4,434,363	$4,472,385
Variable rate property loans payable	2.93%	24,038	28,730
Total		$4,458,401	$4,501,115

Fixed rate property loans payable mature at various dates through January 2055. Variable rate property loans payable mature at various dates through January 2019. Principal and interest are generally payable monthly or in monthly interest-only payments with balloon payments due at maturity. At December 31, 2012, our property loans payable related to properties classified as held for use were each secured by one of 221 properties that had an aggregate gross book value of $7,701.5 million.

The following table summarizes our property tax-exempt bond financings related to properties classified as held for use at December 31, 2012 and 2011 (dollars in thousands):

	Weighted Average Interest Rate	Principal Outstanding	
	2012	2012	2011
Fixed rate property tax-exempt bonds payable	4.92%	$ 99,447	$ 132,033
Variable rate property tax-exempt bonds payable	1.51%	130,599	139,626
Total		$ 230,046	$ 271,659

Fixed rate property tax-exempt bonds payable mature at various dates through February 2061. Variable rate property tax-exempt bonds payable mature at various dates through July 2033. Principal and interest on these bonds are generally payable in semi-annual installments with balloon payments due at maturity. Certain of our property tax-exempt bonds at December 31, 2012, are remarketed periodically by a remarketing agent to maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to us. We believe that the likelihood of this occurring is remote. At December 31, 2012, our property tax-exempt bond financings related to properties classified as held for use were each secured by one of 21 properties that had an aggregate gross book value of $511.3 million.

At December 31, 2012, property tax-exempt bonds payable with a weighted average fixed rate of 5.9% have been converted to a weighted average variable rate of 2.1% using total rate of return swaps that mature during May 2014. These property tax-exempt bonds payable are presented above as variable rate debt at their carrying amounts, or fair value, of $71.4 million. See Note 8 for further discussion of our total rate of return swap arrangements.

Our consolidated property debt instruments contain covenants common to the type of borrowing. At December 31, 2012, we were in compliance with all covenants pertaining to our consolidated debt instruments.

As of December 31, 2012, the scheduled principal amortization and maturity payments for our property tax-exempt bonds and property loans payable related to properties in continuing operations are as follows (in thousands):

	Amortization	Maturities	Total
2013	$86,570	$182,029	$ 268,599
2014	89,438	235,975	325,413
2015	90,486	183,111	273,597
2016	87,698	429,593	517,291
2017	81,529	446,900	528,429
Thereafter			2,775,118
			$4,688,447

Credit Agreement

We have a Senior Secured Credit Agreement with a syndicate of financial institutions, which we refer to as the Credit Agreement. The Credit Agreement consists of $500.0 million of revolving loan commitments. Borrowings under the Credit Agreement bear interest at a rate set forth on a pricing grid which rate varies based on our leverage (initially either LIBOR plus 2.75% or, at our option, a base rate). The Credit Agreement matures December 2014, and may be extended for two additional one-year periods, subject to certain conditions, including payment of a 25.0 basis point fee on the total revolving commitments.

As of December 31, 2012 and 2011, we had no outstanding borrowings under the Credit Agreement. As of December 31, 2012, we had the capacity to borrow $454.6 million, net of the outstanding borrowings and $45.4 million for undrawn letters of credit backed by the Credit Agreement. The proceeds of revolving loans are generally used to fund working capital and for other corporate purposes.

NOTE 8 — Derivative Financial Instruments

We have limited exposure to derivative financial instruments. For our variable rate debt, we are sometimes required by our lenders to limit our exposure to interest rate fluctuations by entering into interest rate swap agreements, which moderate our exposure to interest rate risk by effectively converting the interest on variable rate debt to a fixed rate. The fair values of the interest rate swaps are reflected as assets or liabilities in the balance sheet, and periodic changes in fair value are included in interest expense or equity and partners' capital, as appropriate.

As of December 31, 2012 and 2011, we had interest rate swaps with aggregate notional amounts of $51.0 million and $51.4 million, respectively, and recorded fair values of $8.0 million and $7.0 million, respectively, reflected in accrued liabilities and other in our consolidated balance sheets. At December 31, 2012, these interest rate swaps had a weighted average term of 8.1 years. We have designated these interest rate swaps as cash flow hedges and recognize any changes in their fair value as an adjustment of accumulated other comprehensive loss within equity to the extent of their effectiveness. Changes in the fair value of these instruments and the related amounts of such changes that were reflected as an adjustment of accumulated other comprehensive loss within equity and as an adjustment of earnings (ineffectiveness) are discussed in Note 9.

If the forward rates at December 31, 2012 remain constant, we estimate that during the next 12 months, we would reclassify into earnings approximately $1.7 million of the unrealized losses in accumulated other comprehensive loss. If market interest rates increase above the 3.43% weighted average fixed rate under these interest rate swaps we will benefit from net cash payments due to us from our counterparty to the interest rate swaps.

At December 31, 2012 and 2011, we had borrowings payable subject to total rate of return swaps with aggregate outstanding principal balances of $74.0 million and $75.0 million, respectively, that were collateralized by four properties. We use total rate of return swaps to convert fixed-rate property debt obligations to a variable rate to lower our cost of borrowing. In exchange for our receipt of a fixed rate equal to the underlying borrowing's interest rate, the total rate of return swaps require that we pay a variable rate plus a risk spread. The underlying borrowings are callable at our option, with no prepayment penalty. We have designated the total rate of return swaps as hedges of the risk of overall changes in the fair value of the underlying borrowings. At each reporting period, we estimate the fair value of these borrowings and the total rate of return swaps and recognize any changes therein as an adjustment of interest expense. During the periods presented, we determined these hedges were fully effective and accordingly we made no adjustments to interest expense for ineffectiveness.

At December 31, 2012, the weighted average fixed receive rate under the total return swaps was 5.9% and the weighted average variable pay rate was 2.1%, based on the applicable index rate effective as of that date. The debt subject to these total rate of return swaps matures in 2036 whereas the corresponding swaps mature in May 2014.

The total rate of return swaps require specified loan-to-value ratios which may require us to pay down the debt or provide additional collateral. At December 31, 2012 and 2011, we had provided $20.0 million of cash collateral pursuant to the swap agreements, which is included in restricted cash in our consolidated balance sheets.

NOTE 9 — Fair Value Measurements

In accordance with GAAP, we are required to measure certain assets and liabilities in our consolidated financial statements at fair value. Certain assets, such as our investment in the first loss and mezzanine positions in a securitization trust that holds certain of our property debt, our interest rate swaps (IR swaps), total rate of return swaps (TRR swaps), and the debt subject to TRR swaps (TRR debt) are required to be measured at fair value on a quarterly basis. Other assets, such as real estate, are required to be measured at fair value when we determine that the carrying amount of an asset held for use is no longer recoverable, or are required to be measured at fair value less estimated costs to sell when we determine that the carrying amount of an asset classified as held for sale is no longer recoverable.

We are required to classify these fair value measurements into one of three categories, based on the nature of the inputs used in the fair value measurement. Level 1 of the hierarchy includes fair value measurements based on unadjusted quoted prices in active markets for identical assets or liabilities we can access at the measurement date. Level 2 includes fair value measurements based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 includes fair value measurements based on unobservable inputs. The classification of fair value measurements is subjective and GAAP requires us to disclose more detailed information regarding those fair value measurements classified within the lower levels of the hierarchy.

Recurring Fair Value Measurements

The table below presents information regarding significant items measured in our consolidated financial statements at fair value on a recurring basis, consisting of investments in the securitization trust discussed above, which we classify as available for sale (AFS), IR swaps, TRR swaps and TRR debt (in thousands):

	Level 2		Level 3		
	AFS (1)	IR swaps (2)	TRR swaps (3)	TRR debt (4)	Total
Fair value at December 31, 2010	$ —	$(2,746)	$(19,542)	$ 19,542	$ (2,746)
Purchases	51,534	—	—	—	51,534
Investment accretion	1,668	—	—	—	1,668
Unrealized (losses) gains included in earnings (5)	—	(48)	13,701	(13,701)	(48)
Realized gains (losses) included in earnings	—	—	—	—	—
Unrealized gains (losses) included in equity and partners' capital	(1,509)	(4,218)	—	—	(5,727)
Fair value at December 31, 2011	$51,693	$(7,012)	$ (5,841)	$ 5,841	$44,681
Investment accretion	3,111	—	—	—	3,111
Unrealized (losses) gains included in earnings (5)	—	(48)	3,260	(3,260)	(48)
Realized gains (losses) included in earnings	—	—	—	—	—
Unrealized gains (losses) included in equity and partners' capital	4,341	(908)	—	—	3,433
Fair value at December 31, 2012	$59,145	$(7,968)	$ (2,581)	$ 2,581	$51,177

(1) Our investments classified as AFS are presented within other assets in the accompanying consolidated balance sheets. We estimate the fair value of these investments using an income and market approach with primarily observable inputs, including yields and other information regarding similar types of investments, and adjusted for certain unobservable inputs specific to these investments. We are accreting the discount to the $100.9 million face value of the investments into interest income using the effective interest method over the remaining expected term of the investments, which, as of December 31, 2012, was approximately 8.5 years. Our amortized cost basis for these investments, which represents the original cost adjusted for interest accretion less interest payments received, was $56.3 million and $53.2 million at December 31, 2012 and 2011, respectively.

(2) The fair value of IR swaps is estimated using an income approach with primarily observable inputs including information regarding the hedged variable cash flows and forward yield curves relating to the variable interest rates on which the hedged cash flows are based.

(3) TRR swaps have contractually-defined termination values generally equal to the difference between the fair value and the counterparty's purchased value of the underlying borrowings. We calculate the termination value, which we believe is representative of the fair value, of total rate of return swaps using a market approach by reference to estimates of the fair value of the underlying borrowings, which are discussed below, and an evaluation of potential changes in the credit quality of the counterparties to these arrangements.

(4) This represents changes in fair value of debt subject to TRR swaps. We estimate the fair value of debt instruments using an income and market approach, including comparison of the contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual interest rates, remaining periods to maturity, collateral quality and loan-to-value ratios on similarly encumbered assets within our portfolio. We handle a large volume of financing transactions annually and use pricing information obtained during the financing process to evaluate market pricing information for reasonableness.

(5) Unrealized gains (losses) for the TRR swaps and TRR debt relate to periodic revaluations of fair value and have not resulted from the settlement of a swap position as we have not historically incurred any termination payments upon settlement. These unrealized gains (losses) are included in interest expense in the accompanying consolidated statements of operations.

Due to their subjectivity, GAAP requires us to disclose additional quantitative and qualitative information about the unobservable inputs significant to our Level 3 fair value measurements. The unobservable inputs significant to our estimation of the fair value of TRR debt classified within Level 3 includes information about the property debt, such as the payment schedule, contractual interest rate and loan-to-value ratio. Based on the impracticality of providing payment schedules for our nonrecourse property debt measured at fair value, we believe the disclosure of the weighted average maturity date is meaningful in the context of the related valuation input. Information regarding the weighted average unobservable inputs for TRR debt measured at fair value during the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Number of properties encumbered by nonrecourse property debt measured at fair value during period	4	4	12
Weighted average interest rate	5.9%	5.8%	6.8%
Weighted average maturity in years	23.9 years	24.9 years	20.4 years
Weighted average loan-to-value ratio	77.7%	81.3%	61.3%

Of these unobservable inputs significant to the TRR debt fair value measurement, the loan-to-value ratio is the only input to which the fair value measurement is sensitive to changes, as the property debt interest rates and maturities are not subject to adjustment. Holding constant the other observable inputs which may also be significant to the fair value measurement, such as market interest rates for similar types of debt, we believe any increase in the loan-to-value ratios for the TRR debt would result in a decrease in the fair value of the TRR debt and any decrease in the loan-to-value ratios would result in an increase in the fair value of the TRR debt. Based on the relationship of the fair value of the TRR debt to that of the TRR swaps, we believe any increase or decrease in the fair value of the TRR debt would have an equal and offsetting decrease or increase in the fair value of the TRR swaps, and therefore would have no effect on our financial position, results of operations or liquidity.

Nonrecurring Fair Value Measurements

During the year ended December 31, 2012, we reduced the aggregate carrying amounts of nine assets classified as held for use or held for sale from $81.8 million to their estimated fair values of $65.8 million, resulting in an impairment loss of $16.0 million. During the year ended December 31, 2011, we reduced the aggregate carrying amounts of 19 assets classified as held for sale from $108.2 million to their estimated fair values of $92.3 million, resulting in an impairment loss of $15.9 million. During the year ended December 31, 2010, we reduced the aggregate carrying amounts of 12 assets classified as held for sale from $74.2 million to their estimated fair values of $62.1 million, resulting in an impairment loss of $12.1 million.

The fair values for the properties we impaired during these periods were based primarily on contract prices for pending sales or expected sales values of the properties. The contract prices were based in part on unobservable inputs classified within Level 3 of the fair value hierarchy, but were also based on observable inputs that can be validated to observable external sources, such as pricing information about widely marketed real estate properties for sale.

The unobservable inputs significant to our estimation of the fair value of real estate impaired during the periods include, among other things, information such as the properties' net operating income, or NOI, free cash flow, or FCF, which represents the property's NOI less capital spending required to maintain the condition of the property, and assumptions about NOI and FCF growth rates and exit values. A FCF internal rate of return, which represents the rate of return generated by the FCF from the property and the proceeds from its eventual sale, is a common benchmark used in the real estate industry for relative comparison of real estate valuations. The projected cash flows, including the expected sales prices, on which the impairment losses were based translated to weighted average implied FCF internal rates of return of 7.39%, 7.87% and 8.64% for the properties impaired during the years ended December 31, 2012, 2011 and 2010, respectively.

Fair Value Disclosures

We believe that the aggregate fair value of our cash and cash equivalents, receivables and payables approximates their aggregate carrying amounts at December 31, 2012 and 2011, due to their relatively short-term nature and high probability of realization. The estimated aggregate fair value of our notes receivable (including notes receivable from unconsolidated real estate partnerships, which we classify within other assets in our consolidated balance sheets) was approximately $100.0 million and $107.9 million at December 31, 2012 and 2011, respectively, as compared to their carrying amounts of $107.9 million and $117.9 million, respectively. The estimated aggregate fair value of our consolidated debt (including amounts reported in liabilities related to assets held for sale) was approximately $5.1 billion and $5.4 billion at December 31, 2012 and 2011, respectively, as compared to aggregate carrying amounts of $4.7 billion and $5.2 billion, respectively. We classify within Level 3 of the valuation hierarchy the fair values of our notes receivable and consolidated debt disclosed above, based on the significance of certain of the unobservable inputs used to estimate their fair values. The fair value of our notes receivable and consolidated debt is estimated using a methodology consistent with that described above for the property debt we measure at fair value on a recurring and nonrecurring basis.

NOTE 10 — Commitments and Contingencies

Commitments

In connection with our redevelopment and capital improvement activities, we have commitments of approximately $232.2 million related to construction projects, most of which we expect to incur during the next 24 months. Pursuant to financing arrangements on our Lincoln Place, Pacific Bay Vistas, The Preserve at Marin and Elm Creek conventional redevelopment properties, we are contractually obligated to complete the planned projects. Additionally, we enter into certain commitments for future purchases of goods and services in connection with the operations of our properties. Those commitments generally have terms of one year or less and reflect expenditure levels comparable to our historical expenditures.

As discussed in Note 4 and Note 6, we have committed to fund an additional $2.3 million to increase loans secured by certain properties in West Harlem in New York City. The obligor under these notes has the ability to put these properties to us upon the achievement of certain operating performance thresholds. Our acquisition of these properties pursuant to this put option would result in a cash payment by us of approximately $31.0 million at the lower performance threshold and approximately $98.1 million at the higher performance threshold, and our assumption of approximately $118.2 million in property debt.

Tax Credit Arrangements

We are required to manage certain consolidated real estate partnerships in compliance with various laws, regulations and contractual provisions that apply to our historic and low-income housing tax credit syndication arrangements. In some instances, noncompliance with applicable requirements could result in projected tax benefits not being realized and require a refund or reduction of investor capital contributions, which are reported as deferred income in our consolidated balance sheet, until such time as our obligation to deliver tax benefits is relieved. The remaining compliance periods for our tax credit syndication arrangements range from less than one year to 13 years. We do not anticipate that any material refunds or reductions of investor capital contributions will be required in connection with these arrangements.

Legal Matters

In addition to the matters described below, we are a party to various legal actions and administrative proceedings arising in the ordinary course of business, some of which are covered by our general liability insurance program, and none of which we expect to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Limited Partnerships

In connection with our acquisitions of interests in real estate partnerships, we are sometimes subject to legal actions, including allegations that such activities may involve breaches of fiduciary duties to the partners of such real estate partnerships or violations of the relevant partnership agreements. We may incur costs in connection with the defense or settlement of such litigation. We believe that we comply with our fiduciary obligations and relevant partnership agreements. Although the outcome of any litigation is uncertain, we do not expect any such legal actions to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

During 2011, we mediated a dispute with respect to mergers completed early in 2011 in which we acquired the remaining noncontrolling interests in six consolidated real estate partnerships. As a result of the mediation we agreed to pay the limited partners additional consideration of $7.5 million for their partnership units, which we included in the total consideration paid for the noncontrolling interests we acquired. Final approvals of the settlement were granted and we paid the additional consideration resulting from the settlement during the year ended December 31, 2012.

Environmental

Various Federal, state and local laws subject property owners or operators to liability for management, and the costs of removal or remediation, of certain potentially hazardous materials present on a property, including lead-based paint, asbestos, polychlorinated biphenyls, petroleum-based fuels, and other miscellaneous materials. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such materials. The presence of, or the failure to manage or remedy properly, these materials may adversely affect occupancy at affected apartment communities and the ability to sell or finance affected properties. In addition to the costs associated with investigation and remediation actions brought by government agencies, and potential fines or penalties imposed by such agencies in connection therewith, the improper management of these materials on a property could result in claims by private plaintiffs for personal injury, disease, disability or other infirmities. Various laws also impose liability for the cost of removal, remediation or disposal of these materials through a licensed disposal or treatment facility. Anyone who arranges for the disposal or treatment of these materials is potentially liable under such laws for the proper operation of the disposal facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. In connection with the ownership, operation and management of properties, we could potentially be responsible for environmental liabilities or costs associated with our properties or properties we acquire or manage in the future.

We have determined that our legal obligations to remove or remediate certain potentially hazardous materials may be conditional asset retirement obligations, as defined in GAAP. Except in limited circumstances where the asset retirement activities are expected to be performed in connection with a planned construction project or property casualty, we believe that the fair value of our asset retirement obligations cannot be reasonably estimated due to significant uncertainties in the timing and manner of settlement of those obligations. Asset retirement obligations that are reasonably estimable as of December 31, 2012, are immaterial to our consolidated financial condition, results of operations and cash flows.

Operating Leases

We are obligated under non-cancelable operating leases for office space and equipment. Approximate minimum annual rentals under operating leases are as follows (in thousands):

	Operating Lease Obligations
2013	$ 3,756
2014	3,100
2015	2,554
2016	2,391
2017	1,479
Thereafter	32
Total	$13,312

Substantially all of the office space subject to the operating leases in the table above is for the use of our corporate offices and area operations. Rent expense recognized totaled $4.6 million, $5.4 million and $6.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Sublease receipts that offset rent expense totaled approximately $0.6 million, $0.8 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 11 — Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities of the taxable REIT subsidiaries for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows (in thousands):

	2012	2011
Deferred tax liabilities:		
Partnership differences	$ 29,745	$ 38,385
Deferred revenue	23,139	17,326
Capitalized interest	16,157	—
Total deferred tax liabilities	$ 69,041	$ 55,711
Deferred tax assets:		
Net operating, capital and other loss carryforwards	$ 66,145	$ 56,032
Provision for impairments on real estate assets	33,321	33,321
Depreciation	—	1,073
Receivables	1,183	3,724
Accrued liabilities	8,500	8,163
Intangibles - management contracts	561	1,126
Tax credit carryforwards	7,724	7,610
Equity compensation	898	947
Other	68	179
Total deferred tax assets	118,400	112,175
Valuation allowance	(4,531)	(4,531)
Net deferred income tax assets	$ 44,828	$ 51,933

A reconciliation of the beginning and ending balance of our unrecognized tax benefits is presented below (in thousands):

	2012	2011	2010
Balance at January 1	$3,917	$4,071	$3,079
Reductions as a result of a lapse of the applicable statutes	(684)	—	—
Additions (reductions) based on tax positions related to prior years	303	(154)	992
Balance at December 31	$3,536	$3,917	$4,071

Because the statute of limitations has not yet elapsed, our Federal income tax returns for the year ended December 31, 2008, and subsequent years and certain of our State income tax returns for the year ended December 31, 2006, and subsequent years are currently subject to examination by the Internal Revenue Service or other taxing authorities. Approximately $3.0 million of unrecognized benefit, if recognized, would affect the effective rate.

On October 25, 2012, the Internal Revenue Service issued Final Partnership Administrative Adjustments with respect to the Aimco Operating Partnership 2006 and 2007 tax years. On January 18, 2012, AIMCO-GP, Inc., in its capacity as tax matters partner of the Aimco Operating Partnership, filed a petition challenging those adjustments in the United States Tax Court in Washington, D.C. We do not expect the litigation regarding the 2006 or 2007 proposed adjustments to have any material effect on our unrecognized tax benefits, financial condition or results of operations.

Our policy is to include any interest and penalties related to income taxes within the income tax line item in our consolidated statements of operations.

In accordance with the accounting requirements for stock-based compensation, we may recognize tax benefits in connection with the exercise of stock options by employees of our taxable subsidiaries and the vesting of restricted stock awards. During the years ended December 31, 2012 and 2011, we had cumulatively $0.5 million and less than $0.1 million, respectively, in excess tax benefits from employee stock option exercises and vested restricted stock awards. None of the excess tax benefits have yet been realized.

Significant components of the benefit for income taxes are as follows and are classified within income tax benefit in continuing operations and income from discontinued operations, net in our statements of operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Current:			
Federal	$ —	$ (109)	$ —
State	1,047	604	1,395
Total current	1,047	495	1,395
Deferred:			
Federal	7,116	(143)	(10,912)
State	812	(903)	(1,380)
Total deferred	7,928	(1,046)	(12,292)
Total expense (benefit)	$8,975	$ (551)	$(10,897)
Classification:			
Continuing operations	$ (929)	$(6,541)	$(16,839)
Discontinued operations	$9,904	$ 5,990	$ 5,942

Consolidated income and loss subject to tax consists of pretax income or loss of our taxable REIT subsidiaries and gains or losses on certain property sales that are subject to income tax under section 1374 of the Internal Revenue Code. For the years ended December 31, 2012 and 2011, we had consolidated income subject to tax of $19.0 million and $5.0 million, respectively, and during the year ended December 31, 2010, we had consolidated losses subject to tax of $50.3 million. The reconciliation of income tax attributable to continuing and discontinued operations computed at the U.S. statutory rate to income tax expense (benefit) is shown below (dollars in thousands):

	2012		2011		2010	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax at U.S. statutory rates on consolidated income (loss) subject to tax	6,642	35.0%	1,756	35.0%	(17,622)	35.0%
State income tax, net of Federal tax benefit	1,859	9.8%	(299)	(6.0)%	14	— %
Effect of permanent differences	(256)	(1.3)%	(565)	(11.3)%	(673)	1.3%
Tax effect of intercompany transfers of assets between the REIT and taxable REIT subsidiaries (1)	730	3.8%	(1,965)	(39.2)%	5,694	(11.3)%
Write-off of excess tax basis	—	— %	—	— %	(132)	0.3%
Increase in valuation allowance	—	— %	522	10.4%	1,822	(3.6)%
	8,975	47.3%	(551)	(11.1)%	(10,897)	21.7%

(1) Includes the effect of assets contributed by the Aimco Operating Partnership to taxable REIT subsidiaries, for which deferred tax expense or benefit was recognized upon the sale or impairment of the asset by the taxable REIT subsidiary.

Income taxes paid totaled approximately $1.1 million, $1.2 million and $1.9 million, respectively, in the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, we had net operating loss carryforwards, or NOLs, of approximately $160.0 million for income tax purposes that expire in years 2027 to 2032. Subject to certain separate return limitations, we may use these NOLs to offset all or a portion of taxable income generated by our taxable REIT subsidiaries. We generated approximately $26.2 million of NOLs during the year ended December 31, 2012, as a result of losses from our taxable REIT subsidiaries. As of December 31, 2012, we had low-income housing and rehabilitation tax credit carryforwards of approximately $8.2 million for income tax purposes that expire for the tax years 2012 to 2031. The deferred tax asset related to these credits is approximately $6.5 million.

For income tax purposes, dividends paid to holders of Common Stock primarily consist of ordinary income, return of capital, capital gains, qualified dividends and unrecaptured Section 1250 gains, or a combination thereof. For the years ended December 31, 2012, 2011 and 2010, dividends per share held for the entire year were estimated to be taxable as follows:

	2012		2011		2010	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Ordinary income	$ —	— %	$ —	— %	$0.04	13.3%
Capital gains	0.35	46.6%	0.12	24.0%	0.06	20.0%
Qualified dividends	—	— %	—	— %	—	— %
Unrecaptured Section 1250 gain	0.41	53.4%	0.36	76.0%	0.20	66.7%
	$0.76	100.0%	$0.48	100.0%	$0.30	100.0%

We designated the per share amounts above as capital gain dividends in accordance with the requirements under the Code. Additionally, we designated as capital gain dividends a like portion of preferred dividends.

NOTE 12 — Aimco Equity

Preferred Stock

At December 31, 2012 and 2011, Aimco had the following classes of perpetual preferred stock outstanding (dollars in thousands):

	Redemption Date (1)	Annual Dividend Rate Per Share (paid quarterly)	Balance December 31, 2012	Balance December 31, 2011
Classes of Cumulative Preferred Stock redeemed during 2012 (2)	—	—	$ —	$599,039
Class Z Cumulative Preferred Stock, 4,800,000 shares authorized, 1,274,243 and 869,153 shares issued/outstanding, respectively	7/29/2016	7.00%	31,114	21,075
Series A Community Reinvestment Act Preferred Stock, 240 shares authorized, 74 shares issued/outstanding	6/30/2011	(3)	37,000	37,000
Preferred stock per consolidated balance sheets			$68,114	$657,114

(1) All classes of preferred stock were or are redeemable at our option on and after the dates specified.

(2) Refer to the table below for information regarding the classes of preferred stock redeemed during the year ended December 31, 2012.

(3) For the period from the date of original issuance through March 31, 2015, the dividend rate is a variable rate per annum equal to the Three-Month LIBOR Rate (as defined in the articles supplementary designating the Series A Community Reinvestment Act Perpetual Preferred Stock, or CRA Preferred Stock) plus 1.25%, calculated as of the beginning of each quarterly dividend period. The rate at December 31, 2012 and 2011 was 1.61% and 1.62%, respectively.

All classes of preferred stock have a $0.01 per share par value, are pari passu with each other and are senior to our Common Stock. The holders of each class of preferred stock are generally not entitled to vote on matters submitted to stockholders. Dividends on all shares of preferred stock are subject to declaration by our Board of Directors. Our Class Z Preferred Stock and Series A Community Reinvestment Act Preferred Stock have liquidation preferences per share of $25.00 and $500,000, respectively.

The following table summarizes our redemptions of preferred stock during the years ended December 31, 2012, 2011 and 2010(in thousands, except share and per share amounts). Following the redemption of the remaining outstanding shares of these classes of preferred stock, we reclassified the shares reserved for those classes back into the pool of shares available for issuance as common stock.

	Years Ended December 31,					
	2012				2011	2010
Class of preferred stock redeemed	Class T	Class U	Class V	Class Y	Class V	Class G
Annual per share dividend rate	8.000%	7.750%	8.000%	7.875%	8.000%	9.375%
Number of shares of preferred stock redeemed	6,000,000	12,000,000	2,587,500	3,450,000	862,500	4,040,000
Redemption value of preferred stock redeemed	$ 150,000	$ 300,000	$ 64,688	$ 86,250	$ 21,562	$ 101,000
Previously deferred issuance costs recognized as an adjustment of net income attributable to Aimco preferred stockholders	$ 5,193	$ 10,137	$ 2,350	$ 2,987	$ 783	$ 4,300

The following table summarizes our issuances of preferred stock during the years ended December 31, 2012, 2011 and 2010 (dollars in thousands, except per share amounts):

	Years Ended December 31,		
	2012	2011	2010
Class of preferred stock issued	Class Z	Class Z	Class U
Number of shares of preferred stock issued	405,090	869,153	4,000,000
Price to public per share	$ 24.78	$ 24.25	$ 24.86
Underwriting discounts, commissions and transaction costs per share	$ 0.54	$ 1.25	$ 0.77
Net proceeds per share	$ 24.24	$ 23.00	$ 24.09
Net proceeds to Aimco	$ 9,818	$ 19,990	$ 96,100
Issuance costs (primarily underwriting commissions) recognized as an adjustment of additional paid-in capital	$ 221	$ 1,085	$ 3,300

During and prior to 2011, Aimco had an agreement to repurchase from the holder portions of the outstanding CRA Preferred Stock at a discount to the liquidation preference. Based on the holder's ability to require Aimco to repurchase shares of the CRA Preferred Stock pursuant to this agreement, Aimco classified the liquidation value of the preferred stock subject to repurchase within temporary equity in its consolidated balance sheet. The following table summarizes Aimco's repurchases of its CRA Preferred Stock during the years ended December 31, 2011 and 2010 (dollars in thousands). Following the repurchases during 2011, there were no remaining amounts of CRA Preferred Stock subject to repurchase.

	2011	2010
Shares repurchased	40	20
Liquidation preference of preferred stock repurchased	$20,000	$10,000
Repurchase price	$14,800	$ 7,000
Discount to liquidation preference, net of previously deferred issuance costs, recognized as an adjustment of net income attributable to Aimco preferred stockholders	$ 4,700	$ 2,800

Common Stock

During the year ended December 31, 2012, Aimco completed two public offerings resulting in the sale of an aggregate of 22,144,200 shares of its Common Stock, generating net proceeds of $594.4 million, or net proceeds per share of $26.84. In addition, in connection with one of these offerings, the holders of near-term expiring stock options exercised 2,041,934 stock options with a weighted average exercise price of $23.01 per share for proceeds to Aimco of $47.0 million. The shares received upon exercise of the options were then sold by the stockholders as part of the offering.

During the years ended December 31, 2011 and 2010, Aimco sold 2,914,000 and 600,000 shares of its Common Stock, respectively, pursuant to an At-The-Market, or ATM, offering program, generating $71.9 million and $14.0 million of net proceeds, respectively.

Aimco contributed the net proceeds from the sales and issuances of Common Stock to the Aimco Operating Partnership in exchange for a number of common partnership units equal to the number of shares sold and issued.

Registration Statements

Pursuant to ATM offering programs active at December 31, 2012, Aimco had the capacity to issue up to 3.5 million additional shares of its Common Stock and up to 3.5 million additional shares of its Class Z Preferred Stock. In the event of any such issuances by Aimco, the Aimco Operating Partnership would issue to Aimco a corresponding number of common partnership units or Class Z Partnership Preferred Units in exchange for the proceeds.

Additionally, Aimco and the Aimco Operating Partnership have a shelf registration statement that provides for the issuance of debt and equity securities by Aimco and debt securities by the Aimco Operating Partnership.

NOTE 13 — Partners' Capital

Partnership Preferred Units Owned by Aimco

At December 31, 2012 and 2011, the Aimco Operating Partnership had outstanding Partnership Preferred Units in classes and amounts similar to Aimco's Preferred Stock discussed in Note 12. All of these classes of Partnership Preferred Units were owned by Aimco during the periods presented.

All classes of Partnership Preferred Units are pari passu with each other and are senior to the Aimco Operating Partnership's common partnership units. None of the classes of Partnership Preferred Units have any voting rights, except the right to approve certain changes to the Aimco Operating Partnership's Partnership Agreement that would adversely affect holders of such class of units. Distributions on all Partnership Preferred Units are subject to being declared by the General Partner. All classes of the Partnership Preferred Units are redeemable by the Aimco Operating Partnership only in connection with a concurrent redemption by Aimco of the corresponding classes of Aimco Preferred Stock held by unrelated parties.

As discussed in Note 12, during the years ended December 31, 2012, 2011 and 2010, Aimco completed various Preferred Stock issuances and redemptions. In connection with these issuances and redemptions, the Aimco Operating Partnership issued to Aimco or redeemed from Aimco a corresponding number of Partnership Preferred Units.

Redeemable Partnership Preferred Units

In addition to the Partnership Preferred Units owned by Aimco, the Aimco Operating Partnership has outstanding various classes of redeemable Partnership Preferred Units owned by third parties, which we refer to as Preferred OP Units. As of December 31, 2012 and 2011, the following classes of Preferred OP Units (stated at their redemption values, in thousands, except unit and per unit data):

	Distributions per Annum		Units Issued and Outstanding		Balances	
Class of Preferred Units	**Percent**	**Per Unit**	**2012**	**2011**	**2012**	**2011**
Class One	8.75%	$8.00	90,000	90,000	$ 8,229	$ 8,229
Class Two	1.84%	$0.46	18,589	19,289	465	482
Class Three	7.88%	$1.97	1,357,691	1,365,284	33,942	34,132
Class Four	8.00%	$2.00	644,954	755,999	16,124	18,900
Class Six	8.50%	$2.13	790,883	796,668	19,772	19,917
Class Seven	7.87%	$1.97	27,960	27,960	699	699
Class Eight	(1)	(1)	—	6,250	—	156
Total			2,930,077	3,061,450	$79,231	$82,515

(1) The Class Eight Partnership Preferred Units receive distributions equal to the per unit distribution on the common partnership units.

All of the remaining outstanding classes of Preferred OP Units at December 31, 2012, are redeemable at the holders' option. The Aimco Operating Partnership, at its sole discretion, may settle such redemption requests in cash or cause Aimco to issue shares of its Common Stock in a value equal to the redemption price. In the event the Aimco Operating Partnership requires Aimco to issue shares of Common Stock to settle a redemption request, the Aimco Operating Partnership would issue to Aimco a corresponding number of common partnership units. The Aimco Operating Partnership has a redemption policy that requires cash settlement of redemption requests for the redeemable preferred OP Units, subject to limited exceptions. Accordingly, these redeemable units are classified within temporary equity in Aimco's consolidated balance sheets and within temporary capital in the Aimco Operating Partnership's consolidated balance sheets, based on the expectation that the Aimco Operating Partnership will use cash to settle any redemption of these units. Subject to certain conditions, the Class Four and Class Six preferred OP Units are convertible into common OP Units.

During the years ended December 31, 2012, 2011 and 2010, approximately 131,400, 1,600 and 83,500 preferred OP Units, respectively, were tendered for redemption in exchange for cash or other consideration, and no preferred OP Units were tendered for redemption in exchange for shares of Aimco Common Stock.

The following table presents a reconciliation of the Aimco Operating Partnership's redeemable Partnership Preferred Units that were classified within temporary equity in Aimco's consolidated balance sheets and temporary capital within the Aimco Operating Partnership's consolidated balance sheets during the years ended December 31, 2012, 2011 and 2010 (dollars in thousands). The redeemable Partnership Preferred Units presented in this reconciliation include the redeemable Preferred OP Units as well as the CRA Preferred Units held by Aimco, which, as further discussed in Note 12, were subject to a repurchase agreement prior to the final redemption that satisfied such agreement during 2011.

	2012	2011	2010
Balance at January 1	$83,384	$103,428	$116,656
Preferred distributions	(6,496)	(6,683)	(6,730)
Redemption of preferred units	(3,338)	(20,044)	(11,462)
Net income	6,496	6,683	4,964
Balance at December 31	$80,046	$ 83,384	$103,428

Common Partnership Units

In the Aimco Operating Partnership's consolidated balance sheets, the common partnership units held by Aimco are classified within Partners' Capital as General Partner and Special Limited Partner capital and the common OP Units are classified within Limited Partner capital. In Aimco's consolidated balance sheets, the common OP Units are classified within permanent equity as common noncontrolling interests in the Aimco Operating Partnership.

Common partnership units held by Aimco are not redeemable. Common partnership units held by limited partners other than Aimco, which we refer to as common OP Units, are redeemable at the holders' option, subject to certain restrictions, on the basis of one common OP Unit for either one share of Common Stock or cash equal to the fair value of a share of Common Stock at the time of redemption. Aimco has the option to deliver shares of Common Stock in exchange for all or any portion of the common OP Units tendered for redemption. When a limited partner redeems a common OP Unit for Common Stock, Limited Partners' Capital is reduced and the General Partner and Special Limited Partners' capital is increased. The holders of the common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Common Stock.

During the years ended December 31, 2012, 2011 and 2010, the Aimco Operating Partnership acquired the noncontrolling limited partnership interests in certain consolidated real estate partnerships in exchange for cash and the Aimco Operating Partnership's issuance of approximately 184,000, 6,900 and 276,000 common OP Units, respectively.

During the years ended December 31, 2012, 2011 and 2010, approximately 416,000, 237,000 and 168,300 common OP Units, respectively, were redeemed in exchange for cash, andno common OP Units were redeemed in exchange for shares of Common Stock.

HPUs

At December 31, 2012 and 2011, the Aimco Operating Partnership had outstanding 2,339,950 HPUs. The holders of HPUs may redeem these units commencing after December 31, 2016, on the basis of one HPU for either one share of Common Stock or cash equal to the fair value of a share of Common Stock at the time of redemption, at Aimco's option. The holders of HPUs receive the same amount of distributions that are paid to holders of an equivalent number of common OP Units. The HPUs are classified within permanent capital as part of Limited Partners' capital in the Aimco Operating Partnership's consolidated balance sheets, and within permanent equity as part of common noncontrolling interests in the Aimco Operating Partnership within Aimco's consolidated balance sheets.

Investment in and Notes Receivable from Aimco

From 1998 through 2001, the Aimco Operating Partnership completed various transactions with Aimco that resulted in the Aimco Operating Partnership's acquisition of 384,740 shares of Common Stock. In connection with Aimco's special dividends paid in 2009 and 2008, Aimco paid a portion of these dividends to the Aimco Operating Partnership through the issuance of 175,141 shares of Aimco Common Stock, bringing the total investment in Aimco to 559,881 shares at December 31, 2009. During December 2011, the Aimco Operating partnership entered into an agreement with Aimco whereby the Aimco Operating Partnership assigned its interest in these shares of Common Stock to Aimco in exchange for Aimco's interest in a corresponding number of outstanding common OP Units. Prior to the exchange, the Aimco Operating Partnership's investment in Aimco Common Stock was presented in the Aimco Operating Partnership's accompanying financial statements as a reduction of partners' capital. The exchange is reflected within partners' capital in the Aimco Operating Partnership's consolidated financial statements as a reclassification between capital accounts during the year ended December 31, 2011.

As of December 31, 2010, the Aimco Operating Partnership had notes receivable from Aimco that it received in exchange for the sale of certain real estate properties to Aimco in December 2000. The notes bore interest at 5.7% per annum and had original principal amounts of $10.1 million. During the year ended December 31, 2011, Aimco repaid the then outstanding $18.5 million of outstanding principal and interest due on these notes, using its share of proceeds from a $19.7 million, or $0.15 per unit, special distribution the Aimco Operating Partnership declared and paid to holders of common partnership units and HPUs on that date.

NOTE 14 — Share-Based Compensation and Employee Benefit Plans

Stock Award and Incentive Plan

We have a stock award and incentive plan to attract and retain officers, key employees and independent directors. Our plan reserves for issuance a maximum of 4.4 million shares, which may be in the form of incentive stock options, non-qualified stock options and restricted stock, or other types of awards as authorized under our plan. At December 31, 2012, there were approximately 1.3 million shares available to be granted under our plan. Our plan is administered by the Compensation and Human Resources Committee of the Board of Directors. In the case of stock options, the exercise price of the options granted may not be less than the fair market value of Common Stock at the date of grant. The term of the options is generally 10 years from the date of grant. The options typically vest over a period of one to four years or five years from the date of grant. We generally issue new shares upon exercise of options. Restricted stock awards typically vest over a period of three years to five years.

The following table summarizes activity for our outstanding stock options for the years ended December 31, 2012, 2011 and 2010 (numbers of options in thousands):

	2012		2011		2010	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	6,809	$26.47	7,733	$26.53	9,576	$26.14
Granted	—	—	—	—	3	21.67
Exercised	(2,253)	21.75	(203)	8.99	(202)	8.92
Forfeited	(1,511)	29.66	(721)	32.09	(1,644)	26.43
Outstanding at end of year	3,045	$28.39	6,809	$26.47	7,733	$26.53
Exercisable at end of year	2,841	$29.79	6,146	$27.50	5,996	$29.54

The intrinsic value of a stock option represents the amount by which the current price of the underlying stock exceeds the exercise price of the option. Options outstanding at December 31, 2012, had an aggregate intrinsic value of $4.6 million and a weighted average remaining contractual term of 4.0 years. Options exercisable at December 31, 2012, had an aggregate intrinsic value of $0.9 million and a weighted average remaining contractual term of 3.8 years. The intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010, was $10.9 million, $3.0 million and $2.9 million respectively.

The following table summarizes activity for restricted stock awards for the years ended December 31, 2012, 2011 and 2010 (numbers of shares in thousands):

	2012		2011		2010	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at beginning of year	463	$21.53	544	$19.36	458	$26.73
Granted	241	24.31	290	25.59	381	16.72
Vested	(178)	21.86	(243)	24.31	(261)	27.56
Forfeited	—	—	(128)	16.16	(34)	26.11
Unvested at end of year	526	$22.69	463	$21.53	544	$19.36

The aggregate fair value of shares that vested during the years ended December 31, 2012, 2011 and 2010 was $4.4 million, $6.1 million and $4.4 million, respectively.

Total compensation cost recognized for restricted stock and stock option awards was $5.3 million, $5.9 million and $8.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Of these amounts, $0.4 million, $0.5 million and $0.8 million, respectively, were capitalized. At December 31, 2012, total unvested compensation cost not yet recognized was $8.0 million. We expect to recognize this compensation over a weighted average period of approximately 1.7 years.

NOTE 15 — Assets Held for Sale and Discontinued Operations

We report as discontinued operations real estate properties that meet the definition of a component of an entity and have been sold or meet the criteria to be classified as held for sale. We include all results of these discontinued operations, less applicable income taxes, in a separate component of income on the consolidated statements of operations under the heading "income from discontinued operations, net." This treatment resulted in the retrospective adjustment of the 2011 and 2010 statements of operations and the 2011 balance sheets.

We are currently marketing for sale certain real estate properties that are inconsistent with our long-term investment strategy. At the end of each reporting period, we evaluate whether such properties meet the criteria to be classified as held for sale, including whether such properties are expected to be sold within 12 months. Additionally, certain properties that do not meet all of the criteria to be classified as held for sale at the balance sheet date may nevertheless be sold and included in discontinued operations in the subsequent 12 months; thus the number of properties that may be sold during the subsequent 12 months could exceed the number classified as held for sale. At December 31, 2012 we had no properties classified as held for sale. At December 31, 2011, after adjustments to classify as held for sale properties that were sold during the year ended December 31, 2012, we had 75 properties with an aggregate of 11,232 units classified as held for sale. Amounts classified as held for sale in the accompanying consolidated balance sheets as of December 31, 2011 are as follows (in thousands):

	December 31, 2011
Real estate, net	$454,617
Other assets	15,930
Assets held for sale	$470,547
Property debt	$412,558
Other liabilities	4,606
Liabilities related to assets held for sale	$417,164

During the years ended December 31, 2012, 2011 and 2010 we sold 75, 67 and 51 consolidated properties with an aggregate of 11,232, 10,912 and 8,189 units, respectively. For the years ended December 31, 2012, 2011 and 2010, discontinued operations includes the results of operations for the periods prior to the date of disposition for all properties sold as of December 31, 2012.

The following is a summary of the components of income from discontinued operations and the related amounts of income from discontinued operations attributable to Aimco, the Aimco Operating Partnership and noncontrolling interests for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Rental and other property revenues	$ 65,947	$159,058	$ 231,513
Property operating expenses	(31,257)	(82,353)	(121,103)
Depreciation and amortization	(21,674)	(52,513)	(73,572)
Provision for real estate impairment losses	(15,338)	(19,331)	(12,961)
Operating (loss) income	(2,322)	4,861	23,877
Interest income	545	1,534	1,641
Interest expense	(12,585)	(31,175)	(43,368)
Loss before gain on dispositions of real estate and income tax	(14,362)	(24,780)	(17,850)
Gain on dispositions of real estate	234,533	108,209	94,945
Income tax expense	(9,904)	(5,990)	(5,942)
Income from discontinued operations, net	$210,267	$ 77,439	$ 71,153
Income from discontinued operations attributable to noncontrolling interests in consolidated real estate partnerships	(39,019)	(32,218)	(21,460)
Income from discontinued operations attributable to the Aimco Operating Partnership	$171,248	$ 45,221	49,693
Income from discontinued operations attributable to noncontrolling interests in Aimco Operating Partnership	(10,153)	(2,990)	(3,332)
Income from discontinued operations attributable to Aimco	$161,095	$ 42,231	$ 46,361

Gain on dispositions of real estate is reported net of incremental direct costs incurred in connection with the transactions, including any prepayment penalties incurred upon repayment of property loans collateralized by the properties being sold. Such prepayment penalties totaled $16.5 million, $14.9 million and $4.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. We classify interest expense related to property debt within discontinued operations when the related real estate asset is sold or classified as held for sale.

In connection with properties sold or classified as held for sale during the years ended December 31, 2012, 2011 and 2010, we allocated $7.5 million, $5.1 million and $4.7 million, respectively, of goodwill related to our conventional and affordable segments to the carrying amounts of the properties sold or classified as held for sale. The amounts of goodwill allocated to these properties were based on the relative fair values of the properties sold or classified as held for sale and the retained portions of the reporting units to which the goodwill was allocated.

NOTE 16 — Earnings (Loss) per Share/Unit

Aimco

Aimco calculates earnings (loss) per share based on the weighted average number of shares of Common Stock, participating securities, common stock equivalents and dilutive convertible securities outstanding during the period. The following table illustrates Aimco's calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per share data):

	2012	2011	2010
Numerator:			
Loss from continuing operations	$ (14,906)	$(135,603)	$(160,777)
(Income) loss from continuing operations attributable to noncontrolling interests	(13,733)	36,285	42,688
Income attributable to preferred stockholders	(49,888)	(45,852)	(53,590)
Income attributable to participating securities	(422)	(222)	—
Loss from continuing operations attributable to Aimco common stockholders	$ (78,949)	$(145,392)	$(171,679)
Income from discontinued operations	$210,267	$ 77,439	$ 71,153
Income from discontinued operations attributable to noncontrolling interests	(49,172)	(35,208)	(24,792)
Income from discontinued operations attributable to Aimco common stockholders	$161,095	$ 42,231	$ 46,361
Net income (loss)	$195,361	$ (58,164)	$ (89,624)
Net (income) loss attributable to noncontrolling interests	(62,905)	1,077	17,896
Income attributable to preferred stockholders	(49,888)	(45,852)	(53,590)
Income attributable to participating securities	(422)	(222)	—
Net income (loss) attributable to Aimco common stockholders	$ 82,146	$(103,161)	$(125,318)
Denominator:			
Denominator for basic earnings per share — weighted average number of shares of Common Stock outstanding	134,479	119,312	116,369
Effect of dilutive securities:			
Dilutive potential common shares	—	—	—
Denominator for diluted earnings per share	134,479	119,312	116,369
Earnings (loss) per common share – basic and diluted:			
Loss from continuing operations attributable to Aimco common stockholders	$ (0.59)	$ (1.22)	$ (1.48)
Income from discontinued operations attributable to Aimco common stockholders	1.20	0.36	0.40
Net income (loss) attributable to Aimco common stockholders	$ 0.61	$ (0.86)	$ (1.08)
Dividends declared per common share	$ 0.76	$ 0.48	$ 0.30

The Aimco Operating Partnership

The Aimco Operating Partnership calculates earnings (loss) per unit based on the weighted average number of common partnership units and equivalents, participating securities and dilutive convertible securities outstanding during the period. The Aimco Operating Partnership considers both common partnership units and HPUs, which have identical rights to distributions and undistributed earnings, to be common units for purposes of the earnings per unit data presented below. The following table illustrates the Aimco Operating Partnership's calculation of basic and diluted earnings (loss) per unit for the years ended December 31, 2012, 2011 and 2010 (in thousands, except per unit data):

	2012	2011	2010
Numerator:			
Loss from continuing operations	$ (14,906)	$(134,304)	$(159,918)
(Income) loss from continuing operations attributable to noncontrolling interests	(12,199)	32,475	34,761
Income attributable to the Partnership's preferred unitholders	(56,384)	(52,535)	(58,554)
Income attributable to participating securities	(422)	(222)	—
Loss from continuing operations attributable to the Partnership's common unitholders	$ (83,911)	$(154,586)	$(183,711)
Income from discontinued operations	$210,267	$ 77,439	$ 71,153
Income from discontinued operations attributable to noncontrolling interests	(39,019)	(32,218)	(21,460)
Income from discontinued operations attributable to the Partnership's common unitholders	$171,248	$ 45,221	$ 49,693
Net income (loss)	$195,361	$ (56,865)	$ (88,765)
(Income) loss attributable to noncontrolling interests	(51,218)	257	13,301
Income attributable to the Partnership's preferred unitholders	(56,384)	(52,535)	(58,554)
Income attributable to participating securities	(422)	(222)	—
Net income (loss) attributable to the Partnership's common unitholders	$ 87,337	$(109,365)	$(134,018)
Denominator:			
Denominator for basic earnings per unit — weighted average number of common units outstanding	142,614	127,681	124,747
Effect of dilutive securities:			
Dilutive potential common units	—	—	—
Denominator for diluted earnings per unit	142,614	127,681	124,747
Earnings (loss) per common unit – basic and diluted:			
Loss from continuing operations attributable to the Partnership's common unitholders	$ (0.59)	$ (1.21)	$ (1.47)
Income from discontinued operations attributable to the Partnership's common unitholders	1.20	0.35	0.40
Net income (loss) attributable to the Partnership's common unitholders	$ 0.61	$ (0.86)	$ (1.07)
Distributions declared per unit	$ 0.76	$ 0.63	$ 0.30

Distributions declared per unit during the year ended December 31, 2011, includes a special distribution of $0.15 per unit which is discussed further in Note 13.

Aimco and the Aimco Operating Partnership

As of December 31, 2012, the common share or unit equivalents that could potentially dilute basic earnings per share or unit in future periods totaled 3.0 million. These securities represent options to purchase shares of Common Stock, which, if exercised, would result in Aimco's issuance of additional shares and the Aimco Operating Partnership's issuance to Aimco of additional common partnership units equal to the number of shares purchased under the options. These securities have been excluded from the earnings (loss) per share or unit computations for the years ended December 31, 2012, 2011 and 2010, because their effect would have been anti-dilutive. Participating securities, consisting primarily of unvested restricted shares of Common Stock, receive dividends similar to shares of Common Stock and common partnership units and totaled 0.5 million, 0.5 million and 0.6 million at December 31, 2012, 2011 and 2010, respectively. The effect of participating securities is included in basic and diluted earnings (loss) per share and unit computations for the periods presented above using the two-class method of allocating distributed and undistributed earnings.

As discussed in Note 13, the Aimco Operating Partnership has various classes of preferred OP Units, which may be redeemed at the holders' option. The Aimco Operating Partnership may redeem these units for cash or at its option, shares of Common Stock. During the periods presented, no common share equivalents related to these preferred OP Units have been included in earnings per share computations because their effect was antidilutive.

NOTE 17 — Unaudited Summarized Consolidated Quarterly Information

Aimco

Aimco's summarized unaudited consolidated quarterly information for 2012 and 2011 is provided below (in thousands, except per share amounts).

	Quarter (1)			
2012	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 252,610	$ 253,908	$ 260,684	$ 265,995
Total operating expenses	(212,415)	(205,544)	(209,940)	(205,138)
Operating income	40,195	48,364	50,744	60,857
(Loss) income from continuing operations	(22,532)	(7,377)	5,943	9,060
Income from discontinued operations, net	33,179	41,508	47,392	88,188
Net income	10,647	34,131	53,335	97,248
(Loss) income attributable to Aimco common stockholders	(10,609)	523	24,163	67,928
Earnings (loss) per common share—basic and diluted:				
Loss from continuing operations attributable to Aimco common stockholders	$ (0.30)	$ (0.27)	$ (0.06)	$ —
Net (loss) income attributable to Aimco common stockholders	$ (0.09)	$ —	$ 0.17	$ 0.47
Weighted average common shares outstanding—basic and diluted	120,526	127,395	144,959	145,035

	Quarter (1)			
2011	**First**	**Second**	**Third**	**Fourth**
Total revenues	$ 242,761	$ 242,868	$ 247,838	$ 248,452
Total operating expenses	(210,126)	(199,930)	(208,884)	(209,822)
Operating income	32,635	42,938	38,954	38,630
Loss from continuing operations	(31,215)	(43,859)	(25,448)	(35,081)
Income from discontinued operations, net	3,938	16,888	30,106	26,507
Net (loss) income	(27,277)	(26,971)	4,658	(8,574)
Loss attributable to Aimco common stockholders	(31,773)	(33,177)	(14,800)	(23,411)
Loss per common share—basic and diluted:				
Loss from continuing operations attributable to Aimco common stockholders	$ (0.32)	$ (0.36)	$ (0.26)	$ (0.28)
Net loss attributable to Aimco common stockholders	$ (0.27)	$ (0.28)	$ (0.12)	$ (0.19)
Weighted average common shares outstanding—basic and diluted	117,320	119,156	120,339	120,433

The Aimco Operating Partnership

The Aimco Operating Partnership's summarized unaudited consolidated quarterly information for 2012 and 2011 is provided below (in thousands, except per share amounts).

2012	Quarter (1)			
	First	Second	Third	Fourth
Total revenues	$ 252,610	$ 253,908	$ 260,684	$ 265,995
Total operating expenses	(212,415)	(205,544)	(209,940)	(205,138)
Operating income	40,195	48,364	50,744	60,857
(Loss) income from continuing operations	(22,532)	(7,377)	5,943	9,060
Income from discontinued operations, net	33,179	41,508	47,392	88,188
Net income	10,647	34,131	53,335	97,248
(Loss) income attributable to the Partnership's common unitholders	(11,346)	578	25,774	72,190
Loss per common unit - basic and diluted:				
Loss from continuing operations attributable to the Partnership's common unitholders	$ (0.30)	$ (0.27)	$ (0.06)	$ —
Net loss attributable to the Partnership's common unitholders	$ (0.09)	$ —	$ 0.17	$ 0.47
Weighted average common units outstanding - basic and diluted	128,729	135,622	152,997	153,107

2011	Quarter (1)			
	First	Second	Third	Fourth
Total revenues	$ 242,761	$ 242,868	$ 247,838	$ 248,452
Total operating expenses	(210,126)	(199,930)	(208,884)	(209,822)
Operating income	32,635	42,938	38,954	38,630
Loss from continuing operations	(31,003)	(43,635)	(24,625)	(35,041)
Income from discontinued operations, net	3,938	16,888	30,106	26,507
Net (loss) income	(27,065)	(26,747)	5,481	(8,534)
Loss attributable to the Partnership's common unitholders	(33,944)	(35,373)	(15,012)	(25,036)
Loss per common unit - basic and diluted:				
Loss from continuing operations attributable to the Partnership's common unitholders	$ (0.32)	$ (0.37)	$ (0.27)	$ (0.30)
Net loss attributable to the Partnership's common unitholders	$ (0.27)	$ (0.28)	$ (0.12)	$ (0.19)
Weighted average common units outstanding - basic and diluted	125,773	127,577	128,656	128,933

(1) Certain reclassifications have been made to 2012 and 2011 quarterly amounts to conform to the full year 2012 presentation, primarily related to treatment of discontinued operations.

NOTE 18 — Transactions with Affiliates

We earn revenue from affiliated real estate partnerships. These revenues include fees for property management services, partnership and asset management services, risk management services and transactional services such as refinancing, construction supervisory and disposition. In addition, we are reimbursed for our costs in connection with the management of unconsolidated real estate partnerships. These fees and reimbursements for the years ended December 31, 2012, 2011 and 2010 totaled $12.6 million, $9.8 million and $10.6 million, respectively.

NOTE 19 — Business Segments

We have two reportable segments: conventional real estate operations and affordable real estate operations. Our conventional real estate operations consist of market-rate apartments with rents paid by the residents and included 175 properties with 55,879 units at December 31, 2012. Our affordable real estate operations consisted of 90 properties with 12,098 units at December 31, 2012, with rents that are generally paid, in whole or part, by a government agency.

Our chief executive officer, who is our chief operating decision maker, uses various generally accepted industry financial measures to assess the performance and financial condition of the business, including: Net Asset Value, which is the estimated fair value of our assets, net of liabilities and preferred equity; Funds From Operations, which represents net income or loss computed in accordance with GAAP, excluding gains from sales of, and impairment losses recognized with respect to, depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures; Pro forma Funds From Operations, which is Funds From Operations excluding preferred equity redemption related amounts; Adjusted Funds From Operations, which is Pro forma Funds From Operations less spending for capital replacements, which represents our estimation of the capital additions required to maintain the value of our portfolio during our ownership period; property net operating income, which is rental and other property revenues less direct property operating expenses, including real estate taxes; proportionate property net operating income, which reflects our share of property net operating income of our consolidated and unconsolidated properties that we manage; same store property operating results; Free Cash Flow, which is net operating income less spending for Capital Replacements; Free Cash Flow internal rate of return; financial coverage ratios; and leverage as shown on our balance sheet. Our chief operating decision maker emphasizes proportionate property net operating income as a key measurement of segment profit or loss.

The following tables present the revenues, net operating income (loss) and income (loss) from continuing operations of our conventional and affordable real estate operations segments on a proportionate basis for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2012:					
Rental and other property revenues (2)	$811,741	$101,524	$77,683	$ 480	$ 991,428
Tax credit and asset management revenues	—	—	—	41,769	41,769
Total revenues	811,741	101,524	77,683	42,249	1,033,197
Property operating expenses (2)	294,715	39,968	29,695	37,847	402,225
Investment management expenses	—	—	—	12,008	12,008
Depreciation and amortization (2)	—	—	—	345,077	345,077
Provision for real estate impairment losses (2)	—	—	—	8,349	8,349
General and administrative expenses	—	—	—	49,602	49,602
Other expenses, net	—	—	—	15,776	15,776
Total operating expenses	294,715	39,968	29,695	468,659	833,037
Operating income (loss)	517,026	61,556	47,988	(426,410)	200,160
Other items included in continuing operations	—	—	—	(215,066)	(215,066)
Income (loss) from continuing operations	$517,026	$ 61,556	$47,988	$(641,476)	$ (14,906)

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2011:					
Rental and other property revenues (2)	$769,931	$97,793	$74,340	$ 1,194	$ 943,258
Tax credit and asset management revenues	—	—	—	38,661	38,661
Total revenues	769,931	97,793	74,340	39,855	981,919
Property operating expenses (2)	284,649	38,453	29,917	52,847	405,866
Investment management expenses	—	—	—	10,459	10,459
Depreciation and amortization (2)	—	—	—	342,820	342,820
Provision for real estate impairment losses (2)	—	—	—	915	915
General and administrative expenses	—	—	—	50,906	50,906
Other expenses, net	—	—	—	17,796	17,796
Total operating expenses	284,649	38,453	29,917	475,743	828,762
Operating income (loss)	485,282	59,340	44,423	(435,888)	153,157
Other items included in continuing operations (3)	—	—	—	(288,760)	(288,760)
Income (loss) from continuing operations	$485,282	$59,340	$44,423	$(724,648)	$(135,603)

	Conventional Real Estate Operations	Affordable Real Estate Operations	Proportionate Adjustments (1)	Corporate and Amounts Not Allocated to Segments	Consolidated
Year Ended December 31, 2010:					
Rental and other property revenues (2)	$751,123	$93,469	$75,543	$ 2,775	$ 922,910
Tax credit and asset management revenues	—	—	—	35,630	35,630
Total revenues	751,123	93,469	75,543	38,405	958,540
Property operating expenses (2)	287,761	40,051	32,627	55,074	415,513
Investment management expenses	—	—	—	14,477	14,477
Depreciation and amortization (2)	—	—	—	363,261	363,261
Provision for real estate impairment losses (2)	—	—	—	65	65
General and administrative expenses	—	—	—	53,374	53,374
Other expenses, net	—	—	—	9,267	9,267
Total operating expenses	287,761	40,051	32,627	495,518	855,957
Operating income (loss)	463,362	53,418	42,916	(457,113)	102,583
Other items included in continuing operations (3)	—	—	—	(263,360)	(263,360)
Income (loss) from continuing operations	$463,362	$53,418	$42,916	$(720,473)	$(160,777)

(1) Represents adjustments for the noncontrolling interests in consolidated real estate partnerships' share of the results of our consolidated properties and the results of consolidated properties that we do not manage, which are excluded from our measurement of segment performance but included in the related consolidated amounts, and our share of the results of operations of our unconsolidated real estate partnerships that we manage, which are included in our measurement of segment performance but excluded from the related consolidated amounts.

(2) Proportionate property net operating income, our key measurement of segment profit or loss, excludes property management revenues (which are included in rental and other property revenues), property management expenses and casualty gains and losses (which are included in property operating expenses), depreciation and amortization and provision for real estate impairment losses. Accordingly, we do not allocate these amounts to our segments.

(3) In addition to the other items included in continuing operations presented in the table for the years ending December 31, 2011 and 2010, the Aimco Operating Partnership recognized $1.3 million and $0.9 million, respectively, of interest income on its notes receivable from Aimco. These notes were repaid by Aimco during the three months ended December 31, 2011.

During the years ended December 31, 2012, 2011 and 2010, for continuing operations, our rental revenues include $97.9 million, $90.8 million and $85.4 million, respectively, of subsidies from government agencies, which exceeded 10% of the combined revenues of our conventional and affordable segments for each of the years presented.

The assets of our reportable segments on a proportionate basis, together with the proportionate adjustments to reconcile these amounts to the consolidated assets of our segments, and the consolidated assets not allocated to our segments are as follows (in thousands):

	2012	2011
Conventional	$4,837,236	$5,031,864
Affordable	466,678	683,307
Proportionate adjustments (1)	634,858	645,385
Corporate and other assets	462,608	511,306
Total consolidated assets	$6,401,380	$6,871,862

(1) Represents adjustments for the noncontrolling interests in consolidated real estate partnerships' share of the assets of our consolidated properties, which are excluded from our measurement of segment financial condition, and our share of the assets of our unconsolidated real estate partnerships, which are included in our measure of segment financial condition.

For the years ended December 31, 2012, 2011 and 2010 capital additions related to our conventional segment totaled $252.3 million, $191.6 million and $140.1 million, respectively, and capital additions related to our affordable segment totaled $19.8 million, $15.6 million and $35.2 million, respectively.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(In Thousands Except Unit Data)

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost		(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012					
						Land	Buildings and Improvements		Land	Buildings and Improvements	(4) Total	Accumulated Depreciation (AD)	Total Cost Net of AD	Encumbrances
Conventional Properties:														
100 Forest Place	High Rise	Dec-97	Oak Park, IL	1987	234	$ 2,664	$18,815	$ 6,026	$ 2,664	$ 24,841	$ 27,505	$(10,218)	$ 17,287	$ 26,447
118-122 West 23rd Street	High Rise	Jun-12	New York, NY	1987	42	14,985	23,459	43	14,985	23,502	38,487	(437)	38,050	19,854
1582 First Avenue	High Rise	Mar-05	New York, NY	1900	17	4,281	752	264	4,281	1,016	5,297	(412)	4,885	2,567
173 E. 90th Street	High Rise	May-04	New York, NY	1910	72	12,066	4,535	2,229	12,067	6,763	18,830	(2,257)	16,573	7,584
182-188 Columbus Avenue	Mid Rise	Feb-07	New York, NY	1910	32	19,123	3,300	2,560	19,123	5,860	24,983	(1,812)	23,171	13,471
204-206 West 133rd Street	Mid Rise	Jun-07	New York, NY	1910	44	4,352	1,450	1,483	4,352	2,933	7,285	(790)	6,495	2,963
2232-2240 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	24	3,366	3,785	1,256	3,366	5,041	8,407	(1,220)	7,187	2,972
2247-2253 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	35	7,356	3,335	1,595	7,356	4,930	12,286	(1,496)	10,790	5,483
2252-2258 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	35	4,318	4,504	1,677	4,318	6,181	10,499	(1,572)	8,927	5,125
2300-2310 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1910	63	10,417	6,964	4,280	10,417	11,244	21,661	(3,446)	18,215	9,362
236-238 East 88th Street	High Rise	Jan-04	New York, NY	1900	43	8,820	2,914	1,980	8,820	4,894	13,714	(1,694)	12,020	6,427
237-239 Ninth Avenue	High Rise	Mar-05	New York, NY	1900	36	8,495	1,866	1,108	8,494	2,975	11,469	(1,071)	10,398	6,271
240 West 73rd Street, LLC	High Rise	Sep-04	New York, NY	1900	200	68,109	12,140	6,166	68,109	18,306	86,415	(5,344)	81,071	28,383
2484 Seventh Avenue	Mid Rise	Jun-07	New York, NY	1921	23	2,601	1,726	655	2,601	2,381	4,982	(556)	4,426	2,472
2900 on First Apartments	Mid Rise	Oct-08	Seattle, WA	1989	135	19,070	17,518	9,631	19,071	27,148	46,219	(3,192)	43,027	19,711
306 East 89th Street	High Rise	Jul-04	New York, NY	1930	20	2,680	1,006	423	2,681	1,428	4,109	(508)	3,601	2,094
311 & 313 East 73rd Street	Mid Rise	Mar-03	New York, NY	1904	34	5,678	1,609	615	5,678	2,224	7,902	(1,323)	6,579	2,579
322-324 East 61st Street	High Rise	Mar-05	New York, NY	1900	40	6,372	2,224	1,034	6,372	3,258	9,630	(1,201)	8,429	3,851
3400 Avenue of the Arts	Mid Rise	Mar-02	Costa Mesa, CA	1987	770	57,241	65,506	71,647	57,240	137,154	194,394	(63,334)	131,060	114,875
452 East 78th Street	High Rise	Jan-04	New York, NY	1900	12	1,982	608	389	1,982	997	2,979	(376)	2,603	1,495
464-466 Amsterdam & 200-210 W. 83rd Street	Mid Rise	Feb-07	New York, NY	1910	72	25,553	7,101	4,045	25,552	11,147	36,699	(2,988)	33,711	19,679
510 East 88th Street	High Rise	Jan-04	New York, NY	1900	20	3,163	1,002	366	3,163	1,368	4,531	(456)	4,075	2,460
514-516 East 88th Street	High Rise	Mar-05	New York, NY	1900	36	6,282	2,168	658	6,282	2,826	9,108	(1,028)	8,080	4,174
707 Leahy	Garden	Apr-07	Redwood City, CA	1973	110	15,444	7,909	4,692	15,444	12,601	28,045	(3,828)	24,217	9,746
865 Bellevue	Garden	Jul-00	Nashville, TN	1972	326	3,562	12,037	27,519	3,562	39,556	43,118	(21,116)	22,002	18,437

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012 Land	December 31, 2012 Buildings and Improvements	December 31, 2012 (4) Total	December 31, 2012 Accumulated Depreciation (AD)	December 31, 2012 Total Cost Net of AD	December 31, 2012 Encumbrances
Arbours Of Hermitage, The	Garden	Jul-00	Hermitage, TN	1972	350	3,217	12,023	8,394	3,217	20,417	23,634	(9,547)	14,087	9,630
Auburn Glen (5)	Garden	Dec-06	Jacksonville, FL	1974	251	7,670	8,191	3,762	7,670	6,248	13,918	(3,988)	9,930	9,445
Bank Lofts	High Rise	Apr-01	Denver, CO	1920	117	3,525	9,045	2,072	3,525	11,117	14,642	(5,310)	9,332	11,798
Bay Parc Plaza	High Rise	Sep-04	Miami, FL	2000	471	22,680	41,847	6,345	22,680	48,192	70,872	(11,055)	59,817	45,748
Bay Ridge at Nashua	Garden	Jan-03	Nashua, NH	1984	412	3,262	40,713	5,784	3,262	46,497	49,759	(14,050)	35,709	31,154
Bayberry Hill Estates	Garden	Aug-02	Framingham, MA	1971	424	18,916	35,945	12,878	18,916	48,823	67,739	(17,469)	50,270	33,804
Bluffs at Pacifica, The	Garden	Oct-06	Pacifica, CA	1963	64	8,108	4,132	13,384	8,108	17,516	25,624	(6,010)	19,614	6,087
Boston Lofts	High Rise	Apr-01	Denver, CO	1890	158	3,446	20,589	6,068	3,447	26,656	30,103	(11,519)	18,584	17,235
Boulder Creek	Garden	Jul-94	Boulder, CO	1973	221	754	7,730	17,581	755	25,310	26,065	(12,924)	13,141	9,686
Broadcast Center	Garden	Mar-02	Los Angeles, CA	1990	279	29,407	41,244	26,890	29,407	68,134	97,541	(28,874)	68,667	55,364
Broadway Lofts	High Rise	Sep-12	San Diego, CA	1909	84	5,367	14,442	32	5,367	14,474	19,841	(223)	19,618	10,544
Buena Vista	Mid Rise	Jan-06	Pasadena, CA	1973	92	9,693	6,818	1,342	9,693	8,160	17,853	(2,130)	15,723	10,190
Burke Shire Commons	Garden	Mar-01	Burke, VA	1986	360	4,867	23,617	4,442	4,867	28,059	32,926	(12,550)	20,376	43,042
Calhoun Beach Club	High Rise	Dec-98	Minneapolis, MN	1928	332	11,708	73,334	49,155	11,708	122,489	134,197	(53,597)	80,600	47,287
Canterbury Green	Garden	Dec-99	Fort Wayne, IN	1970	1,988	13,659	73,115	23,576	13,659	96,691	110,350	(51,486)	58,864	51,359
Canyon Terrace	Garden	Mar-02	Saugus, CA	1984	130	7,508	6,601	6,036	7,508	12,637	20,145	(5,564)	14,581	10,268
Casa del Mar at Baymeadows	Garden	Oct-06	Jacksonville, FL	1984	144	5,039	10,562	2,022	5,039	12,584	17,623	(3,477)	14,146	8,987
Cedar Rim	Garden	Apr-00	Newcastle, WA	1980	104	761	5,218	17,057	761	22,275	23,036	(17,006)	6,030	7,583
Center Square	High Rise	Oct-99	Doylestown, PA	1975	350	582	4,190	3,003	582	7,193	7,775	(3,404)	4,371	13,522
Chestnut Hall	High Rise	Oct-06	Philadelphia, PA	1923	315	12,338	14,299	6,444	12,338	20,743	33,081	(9,030)	24,051	17,632
Chestnut Hill Village	Garden	Apr-00	Philadelphia, PA	1963	821	6,469	49,316	48,573	6,469	97,889	104,358	(53,126)	51,232	57,282
Chimneys of Cradle Rock	Garden	Jun-04	Columbia, MD	1979	198	2,040	8,108	1,253	2,040	9,361	11,401	(3,068)	8,333	16,403
Colony at Kenilworth	Garden	Oct-99	Towson, MD	1966	383	2,403	18,799	15,490	2,403	34,289	36,692	(19,675)	17,017	23,432
Columbus Avenue	Mid Rise	Sep-03	New York, NY	1880	59	35,527	9,450	4,365	35,527	13,815	49,342	(7,281)	42,061	24,187
Creekside	Garden	Jan-00	Denver, CO	1974	328	3,189	12,698	5,216	3,189	17,914	21,103	(9,710)	11,393	12,610
Crescent at West Hollywood, The	Mid Rise	Mar-02	West Hollywood, CA	1985	130	15,765	10,215	14,324	15,765	24,539	40,304	(15,510)	24,794	23,872
Douglaston Villas and Townhomes	Garden	Aug-99	Altamonte Springs, FL	1979	234	1,666	9,353	8,099	1,666	17,452	19,118	(8,503)	10,615	10,101
Elm Creek	Mid Rise	Dec-97	Elmhurst, IL	1987	372	5,910	30,830	21,865	5,910	52,695	58,605	(24,248)	34,357	42,173
Evanston Place	High Rise	Dec-97	Evanston, IL	1990	189	3,232	25,546	5,888	3,232	31,434	34,666	(13,064)	21,602	20,909
Farmingdale	Mid Rise	Oct-00	Darien, IL	1975	240	11,763	15,174	9,289	11,763	24,463	36,226	(12,638)	23,588	16,499
Fishermans Wharf	Garden	Nov-96	Clute, TX	1981	360	1,257	7,585	5,442	1,257	13,027	14,284	(6,087)	8,197	6,670
Flamingo Towers	High Rise	Sep-97	Miami Beach, FL	1960	1,138	32,239	39,410	231,964	32,239	271,374	303,613	(108,367)	195,246	114,596
Forestlake Apartments (5)	Garden	Mar-07	Daytona Beach, FL	1982	120	3,860	4,320	652	3,860	2,858	6,718	(1,313)	5,405	4,491
Four Quarters Habitat	Garden	Jan-06	Miami, FL	1976	336	2,379	17,199	17,155	2,379	34,354	36,733	(18,160)	18,573	9,478
Foxchase	Garden	Dec-97	Alexandria, VA	1940	2,113	15,496	96,062	30,896	15,496	126,958	142,454	(60,011)	82,443	212,862
Georgetown	Garden	Aug-02	Framingham, MA	1964	207	12,351	13,168	1,834	12,351	15,002	27,353	(5,278)	22,075	10,530
Glen at Forestlake, The (5)	Garden	Mar-07	Daytona Beach, FL	1982	26	933	862	201	933	148	1,081	(245)	836	986
Granada	Mid Rise	Aug-02	Framingham, MA	1958	72	4,577	4,057	811	4,577	4,868	9,445	(2,272)	7,173	3,526

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost: Land	(2) Initial Cost: Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012: Land	December 31, 2012: Buildings and Improvements	December 31, 2012: (4) Total	December 31, 2012: Accumulated Depreciation (AD)	December 31, 2012: Total Cost Net of AD	December 31, 2012: Encumbrances
Grand Pointe	Garden	Dec-99	Columbia, MD	1972	325	2,714	16,771	5,244	2,715	22,014	24,729	(9,934)	14,795	16,046
Greens	Garden	Jul-94	Chandler, AZ	2000	324	2,303	713	27,923	2,303	28,636	30,939	(16,490)	14,449	10,353
Heritage Park Escondido	Garden	Oct-00	Escondido, CA	1986	196	1,055	7,565	1,459	1,055	9,024	10,079	(5,022)	5,057	7,299
Heritage Park Livermore	Garden	Oct-00	Livermore, CA	1988	167	1,039	9,170	1,408	1,039	10,578	11,617	(5,580)	6,037	7,532
Heritage Village Anaheim	Garden	Oct-00	Anaheim, CA	1986	196	1,832	8,541	1,508	1,832	10,049	11,881	(5,550)	6,331	8,858
Hidden Cove	Garden	Jul-98	Escondido, CA	1983	334	3,043	17,616	7,203	3,043	24,819	27,862	(11,867)	15,995	29,596
Hidden Cove II	Garden	Jul-07	Escondido, CA	1986	118	12,849	6,530	6,050	12,849	12,580	25,429	(5,251)	20,178	11,059
Highcrest Townhomes	Town Home	Jan-03	Woodridge, IL	1968	176	3,051	13,452	1,127	3,052	14,578	17,630	(6,575)	11,055	10,391
Hillcreste	Garden	Mar-02	Century City, CA	1989	315	35,862	47,216	24,045	35,862	71,261	107,123	(32,382)	74,741	71,430
Hillmeade	Garden	Nov-94	Nashville, TN	1986	288	2,872	16,070	9,186	2,872	25,256	28,128	(13,520)	14,608	17,426
Horizons West Apartments	Mid Rise	Dec-06	Pacifica, CA	1970	78	8,887	6,377	1,743	8,887	8,120	17,007	(2,536)	14,471	4,966
Hunt Club	Garden	Sep-00	Gaithersburg, MD	1986	336	17,859	13,149	8,053	17,859	21,202	39,061	(8,178)	30,883	30,842
Hunter's Chase	Garden	Jan-01	Midlothian, VA	1985	320	7,935	7,915	2,963	7,935	10,878	18,813	(4,333)	14,480	15,641
Hunters Glen	Garden	Oct-99	Plainsboro, NJ	1976	896	8,778	47,259	42,228	8,779	89,486	98,265	(62,350)	35,915	65,339
Hyde Park Tower	High Rise	Oct-04	Chicago, IL	1990	155	4,731	14,927	3,136	4,731	18,063	22,794	(4,290)	18,504	14,276
Independence Green	Garden	Jan-06	Farmington Hills, MI	1960	981	10,191	24,586	23,263	10,191	47,849	58,040	(19,662)	38,378	26,531
Indian Oaks	Garden	Mar-02	Simi Valley, CA	1986	254	24,523	15,801	4,877	24,523	20,678	45,201	(7,783)	37,418	31,725
Island Club	Garden	Oct-00	Oceanside, CA	1986	592	18,027	28,654	12,955	18,027	41,609	59,636	(21,126)	38,510	62,203
Key Towers	High Rise	Apr-01	Alexandria, VA	1964	140	1,526	7,050	5,888	1,526	12,938	14,464	(7,096)	7,368	10,446
Lakeside	Garden	Oct-99	Lisle, IL	1972	568	5,840	27,937	30,641	5,840	58,578	64,418	(35,724)	28,694	28,250
Lakeside at Vinings Mountain	Garden	Jan-00	Atlanta, GA	1983	220	2,111	11,862	15,498	2,111	27,360	29,471	(17,284)	12,187	14,677
Lakeside Place	Garden	Oct-99	Houston, TX	1976	734	6,172	34,151	16,484	6,173	50,634	56,807	(25,672)	31,135	26,033
Latrobe	High Rise	Jan-03	Washington, DC	1980	175	3,459	9,103	15,905	3,459	25,008	28,467	(16,186)	12,281	29,909
Lazy Hollow	Garden	Apr-05	Columbia, MD	1979	178	2,429	12,181	469	2,430	12,649	15,079	(5,912)	9,167	13,532
Lincoln Place (5)	Garden	Oct-04	Venice, CA	1951	696	128,332	10,439	143,954	44,197	153,091	197,288	(1,173)	196,115	64,822
Lodge at Chattahoochee, The	Garden	Oct-99	Sandy Springs, GA	1970	312	2,335	16,370	23,245	2,335	39,615	41,950	(24,237)	17,713	21,508
Los Arboles	Garden	Sep-97	Chandler, AZ	1986	232	1,662	9,504	2,929	1,662	12,433	14,095	(5,941)	8,154	7,797
Preserve at Marin	Mid Rise	Aug-11	Corte Madera, CA	1964	126	13,537	30,132	12,449	13,516	42,602	56,118	—	56,118	28,340
Malibu Canyon	Garden	Mar-02	Calabasas, CA	1986	698	69,834	53,438	31,581	69,834	85,019	154,853	(38,736)	116,117	91,634
Maple Bay	Garden	Dec-99	Virginia Beach, VA	1971	414	2,597	16,141	29,353	2,598	45,493	48,091	(27,300)	20,791	31,793
Mariners Cove	Garden	Mar-02	San Diego, CA	1984	500	—	66,861	6,618	—	73,479	73,479	(25,014)	48,465	2,964
Meadow Creek	Garden	Jul-94	Boulder, CO	1968	332	1,435	24,533	5,598	1,435	30,131	31,566	(14,163)	17,403	23,033
Merrill House	High Rise	Jan-00	Falls Church, VA	1964	159	1,836	10,831	6,692	1,836	17,523	19,359	(6,848)	12,511	18,786
Monterey Grove	Garden	Jun-08	San Jose, CA	1999	224	34,325	21,939	2,967	34,325	24,906	59,231	(5,585)	53,646	33,929
Oak Park Village	Garden	Oct-00	Lansing, MI	1972	618	10,048	16,771	6,169	10,048	22,940	32,988	(12,772)	20,216	23,487
Pacific Bay Vistas (5)	Garden	Mar-01	San Bruno, CA	1987	308	28,694	62,460	50,238	22,994	112,698	135,692	(57,047)	78,645	38,905
Pacifica Park	Garden	Jul-06	Pacifica, CA	1977	104	12,970	6,579	3,291	12,970	9,870	22,840	(3,871)	18,969	12,342
Palazzo at Park La Brea, The	Mid Rise	Feb-04	Los Angeles, CA	2002	521	48,362	125,464	17,434	48,362	142,898	191,260	(46,321)	144,939	120,010
Palazzo East at Park La Brea, The	Mid Rise	Mar-05	Los Angeles, CA	2005	611	72,578	136,503	12,632	72,578	149,135	221,713	(44,594)	177,119	125,620
Paradise Palms	Garden	Jul-94	Phoenix, AZ	1985	130	647	3,516	6,539	647	10,055	10,702	(6,495)	4,207	6,128
Park Towne Place	High Rise	Apr-00	Philadelphia, PA	1959	959	10,472	47,301	61,039	10,472	108,340	118,812	(36,968)	81,844	82,486
Parktown Townhouses	Garden	Oct-99	Deer Park, TX	1968	309	2,572	12,051	13,281	2,572	25,332	27,904	(11,940)	15,964	10,313

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost: Land	(2) Initial Cost: Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012: Land	December 31, 2012: Buildings and Improvements	December 31, 2012: (4) Total	December 31, 2012: Accumulated Depreciation (AD)	December 31, 2012: Total Cost Net of AD	December 31, 2012: Encumbrances
Parkway	Garden	Mar-00	Willamsburg, VA	1971	148	386	2,834	2,982	386	5,816	6,202	(3,397)	2,805	8,814
Pathfinder Village	Garden	Jan-06	Fremont, CA	1973	246	19,595	14,838	9,460	19,595	24,298	43,893	(7,441)	36,452	18,620
Peachtree Park	Garden	Jan-96	Atlanta, GA	1969	303	4,684	11,713	11,360	4,683	23,074	27,757	(10,950)	16,807	8,539
Peak at Vinings Mountain, The	Garden	Jan-00	Atlanta, GA	1980	280	2,651	13,660	17,963	2,651	31,623	34,274	(20,009)	14,265	15,506
Peakview Place	Garden	Jan-00	Englewood, CO	1975	296	3,442	18,734	5,424	3,443	24,157	27,600	(16,667)	10,933	12,246
Peppertree	Garden	Mar-02	Cypress, CA	1971	136	8,030	5,225	2,303	8,030	7,528	15,558	(3,330)	12,228	12,846
Pine Lake Terrace	Garden	Mar-02	Garden Grove, CA	1971	111	4,124	6,035	1,993	4,125	8,027	12,152	(3,204)	8,948	9,252
Plantation Gardens	Garden	Oct-99	Plantation ,FL	1971	372	3,773	19,443	17,636	3,773	37,079	40,852	(14,121)	26,731	23,048
Post Ridge	Garden	Jul-00	Nashville, TN	1972	150	1,883	6,712	4,398	1,883	11,110	12,993	(5,932)	7,061	5,781
Ramblewood	Garden	Dec-99	Wyoming, MI	1973	1,707	8,661	61,082	6,781	8,661	67,863	76,524	(21,557)	54,967	33,797
Ravensworth Towers	High Rise	Jun-04	Annandale, VA	1974	219	3,455	17,157	2,192	3,455	19,349	22,804	(9,741)	13,063	22,692
Reflections	Garden	Sep-00	Virginia Beach, VA	1987	480	15,988	13,684	4,859	15,988	18,543	34,531	(8,553)	25,978	30,845
Regency Oaks	Garden	Oct-99	Fern Park, FL	1961	343	1,832	9,905	10,281	1,832	20,186	22,018	(12,160)	9,858	10,636
Remington at Ponte Vedra Lakes	Garden	Dec-06	Ponte Vedra Beach, FL	1986	344	18,795	18,650	4,033	18,795	22,683	41,478	(6,713)	34,765	23,583
River Club,The	Garden	Apr-05	Edgewater, NJ	1998	266	30,579	30,638	2,491	30,579	33,129	63,708	(10,108)	53,600	34,762
River Reach	Garden	Sep-00	Naples, FL	1986	556	17,728	18,337	7,439	17,728	25,776	43,504	(12,498)	31,006	27,158
Riverloft	High Rise	Oct-99	Philadelphia, PA	1910	184	2,120	11,287	27,400	2,120	38,687	40,807	(14,123)	26,684	16,545
Riverside	High Rise	Apr-00	Alexandria ,VA	1973	1,222	10,493	65,474	84,296	10,492	149,771	160,263	(96,634)	63,629	104,015
Rosewood	Garden	Mar-02	Camarillo, CA	1976	152	12,430	8,060	3,712	12,430	11,772	24,202	(4,133)	20,069	17,473
Royal Crest Estates	Garden	Aug-02	Warwick, RI	1972	492	22,433	24,095	4,888	22,433	28,983	51,416	(14,530)	36,886	36,429
Royal Crest Estates	Garden	Aug-02	Fall River, MA	1974	216	5,833	12,044	970	5,832	13,015	18,847	(5,872)	12,975	10,640
Royal Crest Estates	Garden	Aug-02	Nashua, NH	1970	902	68,230	45,562	9,099	68,231	54,660	122,891	(29,633)	93,258	42,546
Royal Crest Estates	Garden	Aug-02	Marlborough, MA	1970	473	25,178	28,786	4,276	25,178	33,062	58,240	(15,140)	43,100	33,948
Royal Crest Estates	Garden	Aug-02	North Andover, MA	1970	588	51,292	36,807	13,047	51,292	49,854	101,146	(20,209)	80,937	59,402
Runaway Bay	Garden	Oct-00	Lantana, FL	1987	404	5,935	16,052	7,960	5,934	24,013	29,947	(10,476)	19,471	20,958
San Melia	Garden	Mar-12	Phoenix, AZ	1998	488	16,631	55,679	1,872	16,631	57,551	74,182	(1,572)	72,610	32,505
Savannah Trace	Garden	Mar-01	Shaumburg, IL	1986	368	13,960	20,732	3,660	13,960	24,392	38,352	(10,260)	28,092	25,373
Scotchollow	Garden	Jan-06	San Mateo, CA	1971	418	49,475	17,756	10,477	49,474	28,234	77,708	(9,100)	68,608	47,616
Shenandoah Crossing	Garden	Sep-00	Fairfax, VA	1984	640	18,200	57,198	15,504	18,200	72,702	90,902	(36,570)	54,332	66,168
Signal Pointe	Garden	Oct-99	Winter Park, FL	1969	368	2,392	11,358	26,088	2,392	37,446	39,838	(22,780)	17,058	18,136
Signature Point	Garden	Nov-96	League City, TX	1994	304	2,810	17,579	2,713	2,810	20,292	23,102	(8,003)	15,099	9,025
Springwoods at Lake Ridge	Garden	Jul-02	Woodbridge, VA	1984	180	5,587	7,284	2,848	5,587	10,132	15,719	(2,300)	13,419	13,703
Spyglass at Cedar Cove	Garden	Sep-00	Lexington Park, MD	1985	152	3,241	5,094	2,840	3,241	7,934	11,175	(4,050)	7,125	10,049
Stafford	High Rise	Oct-02	Baltimore, MD	1889	96	562	4,033	3,964	562	7,997	8,559	(4,929)	3,630	4,124
Steeplechase	Garden	Jul-02	Plano, TX	1985	368	7,056	10,510	6,788	7,056	17,298	24,354	(7,977)	16,377	16,167
Steeplechase	Garden	Sep-00	Largo, MD	1986	240	3,675	16,111	3,808	3,675	19,919	23,594	(9,086)	14,508	22,633
Sterling Apartment Homes, The	Garden	Oct-99	Philadelphia, PA	1961	537	8,871	55,365	24,749	8,871	80,114	88,985	(39,920)	49,065	74,295
Stone Creek Club	Garden	Sep-00	Germantown, MD	1984	240	13,593	9,347	5,876	13,593	15,223	28,816	(7,613)	21,203	23,879
Tamarac Village	Garden	Apr-00	Denver, CO	1979	564	4,224	23,491	8,931	4,223	32,423	36,646	(18,734)	17,912	17,816
Towers Of Westchester Park, The	High Rise	Jan-06	College Park, MD	1972	303	15,198	22,029	7,977	15,198	30,006	45,204	(8,120)	37,084	26,418

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012 Land	December 31, 2012 Buildings and Improvements	(4) Total	Accumulated Depreciation (AD)	Total Cost Net of AD	Encumbrances
Township At Highlands	Town Home	Nov-96	Centennial, CO	1985	161	1,536	9,773	6,333	1,536	16,106	17,642	(8,501)	9,141	15,768
Twin Lake Towers	High Rise	Oct-99	Westmont, IL	1969	399	3,268	18,763	36,907	3,268	55,670	58,938	(35,927)	23,011	25,982
Twin Lakes	Garden	Apr-00	Palm Harbor, FL	1986	262	2,063	12,850	5,671	2,063	18,521	20,584	(10,542)	10,042	12,204
Vantage Pointe	Mid Rise	Aug-02	Swampscott, MA	1987	96	4,748	10,089	730	4,749	10,818	15,567	(3,472)	12,095	6,092
Verandahs at Hunt Club	Garden	Jul-02	Apopka, FL	1985	210	2,286	7,724	2,794	2,286	10,518	12,804	(3,765)	9,039	10,503
Views at Vinings Mountain, The	Garden	Jan-06	Atlanta, GA	1983	180	610	5,026	12,028	610	17,054	17,664	(13,304)	4,360	13,186
Villa Del Sol	Garden	Mar-02	Norwalk, CA	1972	120	7,476	4,861	2,299	7,476	7,160	14,636	(3,410)	11,226	11,792
Village in the Woods	Garden	Jan-00	Cypress, TX	1983	530	3,463	15,787	10,447	3,463	26,234	29,697	(15,610)	14,087	18,802
Village of Pennbrook	Garden	Oct-98	Levittown, PA	1969	722	10,240	38,222	13,052	10,240	51,274	61,514	(27,022)	34,492	46,442
Villages of Baymeadows	Garden	Oct-99	Jacksonville, FL	1972	904	4,860	33,956	54,483	4,860	88,439	93,299	(53,876)	39,423	—
Villas at Park La Brea, The	Garden	Mar-02	Los Angeles, CA	2002	250	8,630	48,871	4,669	8,630	53,540	62,170	(19,055)	43,115	25,414
Vista Del Lagos	Garden	Dec-97	Chandler, AZ	1986	200	804	4,951	3,389	804	8,340	9,144	(3,492)	5,652	11,259
Waterford Village	Garden	Aug-02	Bridgewater, MA	1971	588	29,110	28,101	2,798	29,110	30,899	60,009	(18,306)	41,703	39,141
Waterways Village	Garden	Jun-97	Aventura, FL	1994	180	4,504	11,064	3,935	4,504	14,999	19,503	(7,049)	12,454	4,866
Waverly Apartments	Garden	Aug-08	Brighton, MA	1970	103	7,920	11,347	1,374	7,920	12,721	20,641	(2,531)	18,110	12,860
West Winds	Garden	Oct-02	Orlando, FL	1985	272	2,332	11,481	3,071	2,332	14,552	16,884	(5,939)	10,945	12,123
Wexford Village	Garden	Aug-02	Worcester, MA	1974	264	6,339	17,939	1,185	6,339	19,124	25,463	(8,347)	17,116	11,837
Willow Bend	Garden	May-98	Rolling Meadows, IL	1969	328	2,717	15,437	25,425	2,717	40,862	43,579	(24,755)	18,824	19,026
Windrift	Garden	Mar-01	Oceanside, CA	1987	404	24,960	17,590	19,358	24,960	36,948	61,908	(22,890)	39,018	43,305
Windrift	Garden	Oct-00	Orlando, FL	1987	288	3,696	10,029	5,372	3,696	15,401	19,097	(6,787)	12,310	16,288
Windsor Crossing	Garden	Mar-00	Newport News, VA	1978	156	131	2,110	2,599	131	4,709	4,840	(2,477)	2,363	1,281
Windsor Park	Garden	Mar-01	Woodbridge, VA	1987	220	4,279	15,970	3,943	4,279	19,913	24,192	(7,835)	16,357	18,849
Woodcreek	Garden	Oct-02	Mesa, AZ	1985	432	2,431	15,885	4,427	2,431	20,312	22,743	(12,286)	10,457	18,549
Woods Of Williamsburg	Garden	Jan-06	Williamsburg, VA	1976	125	798	3,657	1,274	798	4,931	5,729	(3,581)	2,148	871
Yacht Club at Brickell	High Rise	Dec-03	Miami, FL	1998	357	31,362	32,214	7,464	31,363	39,677	71,040	(9,835)	61,205	49,919
Yorktown Apartments	High Rise	Dec-99	Lombard, IL	1971	364	3,055	18,162	32,468	3,055	50,630	53,685	(18,066)	35,619	24,698
Total Conventional Properties					55,737	1,971,510	3,381,708	2,160,023	1,881,661	5,531,709	7,413,370	(2,415,557)	4,997,813	4,226,756

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012 Land	December 31, 2012 Buildings and Improvements	December 31, 2012 (4) Total	December 31, 2012 Accumulated Depreciation (AD)	December 31, 2012 Total Cost Net of AD	December 31, 2012 Encumbrances
Affordable Properties:														
All Hallows	Garden	Jan-06	San Francisco, CA	1976	157	1,338	29,770	20,750	1,338	50,520	51,858	(23,604)	28,254	22,936
Antioch Towers	High Rise	Jan-10	Cleveland, OH	1976	171	720	8,802	357	720	9,159	9,879	(3,083)	6,796	5,447
Arvada House	High Rise	Nov-04	Arvada, CO	1977	88	405	3,314	2,251	405	5,565	5,970	(1,925)	4,045	4,042
Bayview	Garden	Jun-05	San Francisco, CA	1976	146	582	15,265	17,295	582	32,560	33,142	(16,923)	16,219	11,879
Beacon Hill	High Rise	Mar-02	Hillsdale, MI	1980	198	1,094	7,044	6,609	1,093	13,654	14,747	(5,066)	9,681	7,092
Biltmore Towers	High Rise	Mar-02	Dayton, OH	1980	230	1,814	6,411	13,557	1,813	19,969	21,782	(11,574)	10,208	10,468
Blakewood	Garden	Oct-05	Statesboro, GA	1973	42	58	882	421	58	1,303	1,361	(1,162)	199	634
Bolton North	High Rise	Jan-06	Baltimore, MD	1977	209	1,429	6,569	598	1,429	7,167	8,596	(2,637)	5,959	10,595
Butternut Creek	Mid Rise	Jan-06	Charlotte, MI	1980	100	505	3,617	3,810	505	7,427	7,932	(4,773)	3,159	4,053
Carriage House	Mid Rise	Dec-06	Petersburg, VA	1885	118	716	2,886	3,727	716	6,613	7,329	(3,068)	4,261	1,918
City Line	Garden	Mar-02	Newport News, VA	1976	200	500	2,014	7,531	500	9,545	10,045	(3,371)	6,674	4,625
Copperwood I Apartments	Garden	Apr-06	The Woodlands, TX	1980	150	364	8,373	4,948	363	13,322	13,685	(11,362)	2,323	5,401
Copperwood II Apartments	Garden	Oct-05	The Woodlands, TX	1981	150	459	5,553	3,450	459	9,003	9,462	(4,902)	4,560	5,572
Country Club Heights	Garden	Mar-04	Quincy, IL	1976	200	676	5,715	4,937	675	10,653	11,328	(4,860)	6,468	6,422
Crevenna Oaks	Town Home	Jan-06	Burke, VA	1979	50	355	4,848	351	355	5,199	5,554	(2,368)	3,186	2,943
Darby Townhouses	Town Home	Jan-10	Sharon Hill, PA	1970	172	1,297	11,115	398	1,298	11,512	12,810	(5,179)	7,631	4,995
Denny Place	Garden	Mar-02	North Hollywood, CA	1984	17	394	1,579	150	394	1,729	2,123	(590)	1,533	1,088
Fairwood	Garden	Jan-06	Carmichael, CA	1979	86	177	5,264	265	176	5,530	5,706	(3,730)	1,976	2,100
Fountain Place	Mid Rise	Jan-06	Connersville, IN	1980	102	378	2,091	3,009	378	5,100	5,478	(1,096)	4,382	1,048
Friendset Apartments	High Rise	Jan-06	Brooklyn, NY	1979	259	550	16,304	372	550	16,676	17,226	(10,078)	7,148	13,443
Hamlin Estates	Garden	Mar-02	North Hollywood, CA	1983	30	1,009	1,691	200	1,010	1,890	2,900	(708)	2,192	1,159
Hanover Square	High Rise	Jan-06	Baltimore, MD	1980	199	1,656	9,575	728	1,656	10,303	11,959	(6,457)	5,502	10,211
Hatillo Housing	Mid Rise	Jan-06	Hatillo, PR	1982	64	202	2,876	479	202	3,355	3,557	(2,077)	1,480	1,332
Hopkins Village	Mid Rise	Sep-03	Baltimore, MD	1979	165	549	5,973	3,588	549	9,561	10,110	(2,881)	7,229	9,100
Hudson Gardens	Garden	Mar-02	Pasadena, CA	1983	41	914	1,548	1,240	914	2,788	3,702	(726)	2,976	3,139
Ingram Square	Garden	Jan-06	San Antonio, TX	1980	120	800	3,136	5,725	800	8,861	9,661	(3,797)	5,864	3,630
Kirkwood House	High Rise	Sep-04	Baltimore, MD	1979	261	1,337	9,358	8,346	1,338	17,703	19,041	(5,445)	13,596	16,000
La Salle	Garden	Oct-00	San Francisco, CA	1976	145	1,866	19,567	17,667	1,866	37,234	39,100	(21,321)	17,779	17,649
La Vista	Garden	Jan-06	Concord, CA	1981	75	581	4,449	4,256	581	8,705	9,286	(2,315)	6,971	5,249
Loring Towers	High Rise	Oct-02	Minneapolis, MN	1975	230	886	7,445	8,170	886	15,615	16,501	(5,941)	10,560	10,033
Loring Towers Apartments	High Rise	Sep-03	Salem, MA	1973	250	187	14,050	7,090	187	21,140	21,327	(6,718)	14,609	11,528
Montblanc Gardens	Town Home	Dec-03	Yauco, PR	1982	128	390	3,859	654	391	4,512	4,903	(2,589)	2,314	3,193
New Baltimore	Mid Rise	Mar-02	New Baltimore, MI	1980	101	896	2,360	5,182	896	7,542	8,438	(2,933)	5,505	2,107
Newberry Park	Garden	Dec-97	Chicago, IL	1995	84	1,380	7,632	387	1,380	8,019	9,399	(3,269)	6,130	7,066
Northpoint	Garden	Jan-00	Chicago, IL	1921	304	2,510	14,334	16,645	2,510	30,979	33,489	(20,423)	13,066	18,126
O'Neil	High Rise	Jan-06	Troy, NY	1978	115	88	4,067	1,377	88	5,444	5,532	(4,243)	1,289	2,526
Panorama Park	Garden	Mar-02	Bakersfield, CA	1982	66	521	5,520	1,071	521	6,591	7,112	(2,432)	4,680	2,087
Parc Chateau I	Garden	Jan-06	Lithonia, GA	1973	86	592	1,442	320	592	1,762	2,354	(1,698)	656	192
Parc Chateau II	Garden	Jan-06	Lithonia, GA	1974	88	596	2,965	289	596	3,254	3,850	(2,504)	1,346	193
Park Place	Mid Rise	Jun-05	St Louis, MO	1977	242	705	6,327	10,096	705	16,423	17,128	(11,603)	5,525	9,097
Parkways, The	Garden	Jun-04	Chicago, IL	1925	446	3,426	23,257	19,236	3,427	42,492	45,919	(19,968)	25,951	19,646
Pavilion	High Rise	Mar-04	Philadelphia, PA	1976	296	—	15,415	1,710	—	17,125	17,125	(6,654)	10,471	7,895
Pleasant Hills	Garden	Apr-05	Austin, TX	1982	100	1,229	2,631	3,558	1,229	6,189	7,418	(2,756)	4,662	3,092
Plummer Village	Mid Rise	Mar-02	North Hills, CA	1983	75	666	2,647	1,643	667	4,289	4,956	(2,486)	2,470	2,478
Portner Place	Town Home	Jan-06	Washington, DC	1980	48	698	3,753	923	697	4,677	5,374	(1,378)	3,996	6,171

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost		(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012					
						Land	Buildings and Improvements		Land	Buildings and Improvements	(4) Total	Accumulated Depreciation (AD)	Total Cost Net of AD	Encumbrances
River's Edge	Town Home	Jan-06	Greenville, MI	1983	49	310	2,097	381	311	2,477	2,788	(1,779)	1,009	174
Riverwoods	High Rise	Jan-06	Kankakee, IL	1983	125	598	4,931	3,509	598	8,440	9,038	(2,432)	6,606	3,896
Round Barn Manor	Garden	Mar-02	Champaign, IL	1979	156	810	5,134	5,929	810	11,063	11,873	(2,867)	9,006	4,765
San Jose Apartments	Garden	Sep-05	San Antonio, TX	1970	220	234	5,770	11,774	234	17,544	17,778	(6,877)	10,901	4,635
San Juan Del Centro	Mid Rise	Sep-05	Boulder, CO	1971	150	439	7,110	12,638	440	19,747	20,187	(8,019)	12,168	12,133
Shoreview	Garden	Oct-99	San Francisco, CA	1976	156	1,476	19,071	19,110	1,476	38,181	39,657	(22,537)	17,120	18,930
South Bay Villa	Garden	Mar-02	Los Angeles, CA	1981	80	1,352	2,770	3,775	1,352	6,545	7,897	(5,196)	2,701	2,921
St. George Villas	Garden	Jan-06	St. George, SC	1984	40	86	1,025	120	86	1,145	1,231	(779)	452	446
Stonegate Apts	Mid Rise	Jul-09	Indianapolis, IN	1920	52	122	2,923	464	122	3,387	3,509	(1,202)	2,307	1,901
Summit Oaks	Town Home	Jan-06	Burke, VA	1980	50	381	4,930	381	382	5,310	5,692	(2,286)	3,406	2,935
Tamarac Pines Apartments I	Garden	Nov-04	Woodlands, TX	1980	144	363	2,775	3,761	363	6,536	6,899	(2,988)	3,911	3,962
Tamarac Pines Apartments II	Garden	Nov-04	Woodlands, TX	1980	156	266	3,195	4,196	266	7,391	7,657	(3,416)	4,241	4,292
Terry Manor	Mid Rise	Oct-05	Los Angeles, CA	1977	170	1,997	5,848	6,590	1,997	12,438	14,435	(8,479)	5,956	6,637
Tompkins Terrace	Garden	Oct-02	Beacon, NY	1974	193	872	6,827	13,594	872	20,421	21,293	(6,776)	14,517	7,507
University Square	High Rise	Mar-05	Philadelphia, PA	1978	442	702	12,201	11,473	702	23,674	24,376	(9,679)	14,697	17,813
Van Nuys Apartments	High Rise	Mar-02	Los Angeles, CA	1981	299	3,576	21,226	21,481	3,576	42,707	46,283	(11,801)	34,482	24,974
Verdes Del Oriente	Garden	Jan-10	San Pedro, CA	1976	113	1,139	7,044	582	1,139	7,626	8,765	(3,456)	5,309	5,157
Villa de Guadalupe	Garden	Jan-10	San Jose, CA	1982	101	1,781	7,197	344	1,781	7,541	9,322	(2,867)	6,455	6,779
Village Oaks	Mid Rise	Jan-06	Catonsville, MD	1980	181	2,127	5,188	1,883	2,127	7,071	9,198	(5,291)	3,907	3,754
Villas of Mount Dora (5)	Garden	Jan-10	Mt. Dora, FL	1979	70	322	1,828	239	323	1,534	1,857	(265)	1,592	1,583
Wah Luck House	High Rise	Jan-06	Washington, DC	1982	153	—	7,772	722	—	8,494	8,494	(2,357)	6,137	7,452
Walnut Hills	High Rise	Jan-06	Cincinnati, OH	1983	198	826	5,608	5,405	826	11,013	11,839	(4,018)	7,821	5,500
Washington Square West	Mid Rise	Sep-04	Philadelphia, PA	1982	132	582	11,169	6,710	582	17,879	18,461	(11,841)	6,620	3,700
Whitefield Place	Garden	Apr-05	San Antonio, TX	1980	80	219	3,151	2,681	219	5,832	6,051	(2,847)	3,204	2,154
Willow Wood	Garden	Mar-02	North Hollywood, CA	1984	19	1,051	840	237	1,051	1,077	2,128	(377)	1,751	1,030

Property Name	Property Type	(1) Date Consolidated	Location	Year Built	Number of Units	(2) Initial Cost Land	(2) Initial Cost Buildings and Improvements	(3) Cost Capitalized Subsequent to Consolidation	December 31, 2012 Land	December 31, 2012 Buildings and Improvements	December 31, 2012 (4) Total	December 31, 2012 Accumulated Depreciation (AD)	December 31, 2012 Total Cost Net of AD	December 31, 2012 Encumbrances
Winter Gardens	High Rise	Mar-04	St Louis, MO	1920	112	300	3,072	4,596	300	7,668	7,968	(1,982)	5,986	3,592
Woodland Hills	Garden	Oct-05	Jackson, MI	1980	125	320	3,875	4,538	321	8,412	8,733	(4,521)	4,212	3,469
Total Affordable Properties					10,370	59,746	487,870	362,479	59,751	849,812	909,563	(401,608)	507,955	461,691
Other (6)					—	1,756	2,442	6,288	1,754	8,732	10,486	(3,600)	6,886	—
Total					66,107	$2,033,012	$3,872,020	$2,528,790	$1,943,166	$6,390,253	$8,333,419	$(2,820,765)	$5,512,654	$4,688,447

(1) Date we acquired the property or first consolidated the partnership which owns the property.

(2) For 2008 and prior periods, costs to acquire the noncontrolling interest's share of our consolidated real estate partnerships were capitalized as part of the initial cost.

(3) Costs capitalized subsequent to consolidation includes costs capitalized since acquisition or first consolidation of the partnership/property.

(4) The aggregate cost of land and depreciable property for federal income tax purposes was approximately $3.6 billion at December 31, 2012.

(5) The current carrying value of the property reflects an impairment loss recognized during the current period or prior periods.

(6) Other includes land parcels, commercial properties and other related costs. We exclude such properties from our residential unit counts.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO PROPERTIES, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
For the Years Ended December 31, 2012, 2011 and 2010
(In Thousands)

	2012	2011	2010
Real Estate			
Balance at beginning of year	8,917,137	9,468,165	9,718,978
Additions during the year:			
Newly consolidated assets	—	—	69,410
Acquisitions	131,374	44,681	—
Capital additions	272,103	207,263	175,329
Deductions during the year:			
Casualty and other write-offs (1)	(62,589)	(192,542)	(15,865)
Reclassification of real estate included in sale of asset management business (Note 3)	(160,420)	—	—
Sales	(764,186)	(610,430)	(479,687)
Balance at end of year	8,333,419	8,917,137	9,468,165
Accumulated Depreciation			
Balance at beginning of year	2,872,190	2,934,912	2,723,844
Additions during the year:			
Depreciation	353,414	382,213	422,099
Newly consolidated assets	(7,439)	—	(12,348)
Deductions during the year:			
Casualty and other write-offs (1)	(39,430)	(173,941)	(4,831)
Reclassification of real estate included in sale of asset management business (Note 3)	(33,394)	—	—
Sales	(324,576)	(270,994)	(193,852)
Balance at end of year	2,820,765	2,872,190	2,934,912

(1) Includes the write-off of fully depreciated assets totaling $38.7 million and $165.9 million during the years ended December 31, 2012 and 2011, respectively.

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